[CUNA Mutual Insurance Society letterhead]

March 26, 2010

VIA ELECTRONIC FILING
Mr. Craig Ruckman
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Form N-4 Registration Statement
       CUNA Mutual Variable Annuity Account; File Nos. 333-148426 and 811-08260

Dear Craig:

We respond to oral comments of the staff given March 19, 2010 regarding the Registration Statement on Form N-4 of CUNA Mutual Variable Annuity Account ("Registrant"), which was filed on February 4, 2010 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended.

1. Comment: Clarify supplementally whether there are any third-party guarantees or support agreements for the MEMBERS Variable Annuity III contracts.

    Response: CUNA Mutual Insurance Society, the depositor, is the sole guarantor of these contracts.

2. Comment: Clarify supplementally that the contract name on the front page of the prospectus is and will continue to be the name of the EDGAR class identifier.

    Response: Registrant confirms that MEMBERS Variable Annuity III is both the name of the contract and the EDGAR class identifier and Registrant has no current intent to change either name.

3.  Comment: Confirm that you are aware of the requirements of Rule 12h-7.

    Response: Registrant confirms.

4. Comment: In the definition of the Foundation Account, clarify that the Ultra Series Bond Fund is also available to all contracts through a separate subaccount.

    Response: Registrant has complied with this request.

5. Comment: In the preamble to the expense examples, clarify which riders are mutually exclusive.

    Response: Registrant has complied with this request.

6. Comment: Confirm whether the parenthetical above each expense example is accurate.

    Response: Registrant has corrected the disclosure above the second example.

7. Comment: In the Summary explanation of the Foundation Account, clarify that the Ultra Series Bond Fund is available to all contracts through a separate subaccount.

    Response: Registrant has complied with this request.

8. Comment: In the Summary explanation of the Foundation Account, clarify that allocations to the Ultra Series Bond Fund subaccount do not count toward the required allocation (where applicable) to the Foundation Account.

Mr. Craig Ruckman
March 26, 2010
Page 2 of 6

    Response: Registrant has complied with this request.

9. Comment: Throughout the prospectus, clarify whether a specific percentage of a premium payment or a specific dollar amount is required to be allocated to the Foundation Account.

    Response: Registrant has complied with this request.

10. Comment: In the Summary explanation of the Foundation Account, bold the disclosure regarding termination of the benefit.

    Response: Registrant has complied with this request.

11. Comment: In the Summary explanation of withdrawals, clarify the circumstances under which the living benefits may terminate as a result of a withdrawal.

    Response: Registrant has complied with this request.

12. Comment: In the Summary explanation of the living benefits, include disclosure regarding the minimum charge period and clarify that violating the allocation restrictions will cause the benefits to terminate.

    Response: Registrant has complied with this request.

13. Comment: Under Description of the Contract, Transfer Privileges, clarify what transfers will cause the benefits to terminate.

    Response: Registrant has complied with this request.

14. Comment: Under Description of the Contract, Surrenders (Redemptions) and Partial Withdrawals, Partial Withdrawals, clarify that an owner can request a withdrawal from the Foundation Account but that such a request will terminate the living benefit.

    Response: Registrant has complied with this request.

15. Comment: Under Description of the Contract, Death Benefit Before the Payout Date, Death of an Owner, clarify to what options the second and third paragraph are referring.

    Response: Registrant has complied with this request.

16. Comment: Under Income Payout Options, Description of Income Payout Options, include a description of the factors an owner should consider in choosing an option.

    Response: Registrant has complied with this request.

17. Comment: Under Income Payout Options, Description of Income Payout Options, Option 1, disclose what happens to the residual contract value upon the death of the annuitant.

    Response: Registrant has complied with this request.

18. Comment: Under Optional Benefit Riders, Income Protector, provide a delineation between the Income Now and Income Later sections.

    Response: The prospectus currently provides headers for each of these sections (i.,e., "Features of the Income Now Option" and "Features of the Income Later Option"), which are noted in the Table of Contents.

19. Comment: Under Optional Benefit Riders, Income Protector, ensure all primary features of the benefit are clearly described, including how subsequent premium payments affect the lifetime benefit basis.

Mr. Craig Ruckman
March 26, 2010
Page 3 of 6

    Response: Registrant believes the prospectus clearly discloses these features. In particular, please note the disclosure regarding subsequent premium payments in the third bullet point under "OPTIONAL BENEFIT RIDERS, Income Protector, Important Considerations"; and the second and third paragraphs under "OPTIONAL BENEFIT RIDERS, Income Protector, Features of the Income Now Option, Lifetime Benefit Basis" and under "OPTIONAL BENEFIT RIDERS, Income Protector, Features of the Income Later Option, Lifetime Benefit Basis".

20. Comment: Under Optional Benefit Riders, Income Protector, provide a general description of the benefit before describing its features.

    Response: Please see "Description of the Guaranteed Lifetime Withdrawal Benefit Riders" following the definitions and preceding the discussion of the rider features.

21. Comment: Under Optional Benefit Riders, Income Protector and Principal Protector, provide cross reference to the Glossary definition of the Foundation Account.

    Response: Registrant has complied with this request.

22. Comment: Under Optional Benefit Riders, Income Protector, clarify how the amount of the settlement payments is determined under the Guaranteed Lifetime Withdrawal Settlement Payments and the Guaranteed Lifetime Withdrawal Benefit settlement.

    Response: Registrant has complied with this request.

23. Comment: Under Optional Benefit Riders, Income Protector, clarify how you determine lifetime withdrawals will continue past the anticipated payout date.

    Response: Registrant has complied with this request.

24. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Now/Income Later Option, Lifetime Benefit Basis, clarify whether there is a minimum guaranteed window period.

    Response: Registrant has complied with this request.

24. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Now/Income Later Option, Lifetime Benefit Basis, cross reference the excess withdrawal discussion.

    Response: Registrant has complied with this request.

25. Comment: Under Optional Benefit Riders, Income Protector, Income Now/Income Later, Lifetime Benefit Basis Step Up, clarify that step ups occur annually.

    Response: Registrant has complied with this request.

26. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Now/Income Later Option, Lifetime Benefit Basis Step Up, clarify the effect of an excess withdrawal on a step up.

    Response: While an excess withdrawal may reset the lifetime benefit basis on which the step up is based, it has no direct effect on the step-up feature. The effect of an excess withdrawal on the lifetime benefit basis is currently described in the prospectus.

27. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Now/Income Later Option, Lifetime Benefit Basis Step Up, clarify whether the owner might be subject to an increase in the rider charge only at election or also in subsequent years at time of automatic step up.

    Response: Registrant has complied with this request.

Mr. Craig Ruckman
March 26, 2010
Page 4 of 6

28. Comment: Under Optional Benefit Riders, Income Protector, ensure that the excess withdrawal discussion under Income Now and Income Later are the same.

    Response: The excess withdrawal discussion differs under these two options as a result of the non-lifetime withdrawal feature available in the Income Now option.

29. Comment: Under Optional Benefit Riders, Income Protector, clarify in the definition of a Non-Lifetime Withdrawal that it may only be taken once.

    Response: Registrant has complied with this request.

30. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Withdrawals in General, correct the disclosure regarding the minimum charge period.

    Response: Registrant has corrected the disclosure.

31. Comment: Confirm why the excess withdrawal disclosure under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Simple Interest Benefit isn't also included under the Features of the Income Now Option.

    Response: The excess withdrawal disclosure differs between these two options as a result of the non-lifetime withdrawal feature of the Income Now option.

32. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Simple Interest Benefit, confirm the excess withdrawal calculation is accurate.

    Response: Registrant has corrected the disclosure.

33. Comment: Confirm whether examples of how the simple interest benefit works are provided in Appendix C.

    Response: Registrant confirms.

34. Comment: Correct the references to "SIBB Rate", "LBB" and "Benefit Basis" under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Excess Withdrawals.

    Response: Registrant has corrected the disclosure.

35. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Investment Restrictions, Benefit Allocation Plans, correct the reference to the Balanced Model in the first paragraph under the Benefit Allocation Plan/Foundation Account table.

    Response: Registrant has corrected the disclosure.

36. Comment: Under Optional Benefit Riders, Income Protector, Features of the Income Later Option, Investment Restrictions, clarify what happens when the Foundation Account value changes as a result of performance.

    Response: Registrant has complied with this request.

37. Comment: Under Optional Benefit Riders, Income Protector, confirm whether there are any cure rights for violation an investment restriction.

    Response: Registrant has complied with this request.

38. Comment: Under Optional Benefit Riders, Principal Protector, provide a clearer definition of "Benefit Period".

Mr. Craig Ruckman
March 26, 2010
Page 5 of 6

    Response: The definition of this term in the prospectus is consistent with that in the contract form. Additional context is given to this term by its use in the prospectus.

39. Comment: Correct the reference to Lifetime Benefit Basis under Optional Benefit Riders, Principal Protector, Definitions, Step-Up Anniversary and Step-Up Date.

    Response: Registrant has corrected the disclosure.

40. Comment: Correct the tables and disclosure under Optional Benefit Riders, Principal Protector, Investment Restrictions and Benefit Allocation Plans.

    Response: Registrant has corrected the disclosure.

41. Comment: Consider moving the beneficiary IRA discussion under Optional Benefit Riders, Principal Protector, Investment Restrictions and Benefit Allocation Plans to a more appropriate location and correct the reference to a Guaranteed Lifetime Withdrawal Benefit rider.

    Response: Registrant has deleted this duplicate beneficiary IRA discussion and corrected the disclosure.

42. Comment: Correct the reference to a Guaranteed Lifetime Withdrawal Benefit rider under the Benefit Allocation Plans/Foundation Account table under Optional Benefit Riders, Principal Protector, Investment Restrictions and Benefit Allocation Plans.

    Response: Registrant has corrected the disclosure.

43. Comment: Correct the disclosure in the first paragraph under Optional Benefit Riders, Principal Protector, Benefit Basis.

    Response: Registrant has corrected the disclosure.

44. Comment: Correct the disclosure in the second bullet under Optional Benefit Riders, Principal Protector, Partial Withdrawals.

    Response: Registrant has corrected the disclosure.

44. Comment: Under Optional Benefit Riders, Principal Protector, Renewal and Conversion, confirm whether a new minimum charge period commences upon a conversion.

    Response: The prospectus currently indicates "A new Minimum Charge Period of seven years will begin as of the renewal date".

45. Comment: Correct the references to "deposit" and "withdrawals" in Appendix B.

    Response: Registrant has corrected the disclosure.

46. Comment: Add an example in Appendix C for when the investment performance decreases the value in the Foundation Account and other subaccounts, but the lifetime benefit basis remains the same.

    Response: Registrant has complied with this request.

47. Comment: Correct the percent allocated to the Foundation Account in Appendix C, Examples of how the Foundation Account works, Reset at Transfer.

    Response: Registrant believes the current disclosure is accurate.

Mr. Craig Ruckman
March 26, 2010
Page 6 of 6

48. Comment: Correct the reference to "=" in Appendix C, Examples of how the Foundation Account works, Step-up.

    Response: Registrant has corrected the disclosure.

49. Comment: Correct the references to "you" and "your" and to "137,500" in Appendix C, Examples of how the Foundation Account works, Withdrawals.

    Response: Registrant has corrected the references to "you" and "your", but believes the disclosure is otherwise accurate.

50. Comment: Confirm the prospectus discloses that the GALWA is reset based on the owners age at the time of step up as referenced in Appendix C, Income Now Option, Example 6.

    Response: Registrant confirms. Please see Optional Benefit Riders, Income Protector, Features of the Income Now/Income Later Option, Amount of Your GALWA.

51. Comment: Correct the typo in Appendix C, Income Now Option, Example 8.

    Response: Registrant has corrected the disclosure.

52. Comment: Correct the typos in Appendix C, Income Later Option, Examples 3, 4 and 5.

    Response: Registrant has corrected the disclosure.

53. Comment: Replace the last bullet point in each example under Appendix C, Conversion from a Principal Protector (Guaranteed Minimum Accumulation Benefit) to an Income Protector (Guaranteed Lifetime Withdrawal Benefit), Income Now/Income Later Option, with the following: "The Owner may take withdrawals of up to $X per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Now [Income Later] examples for illustrations of the effect of a step up on the GALWA."

    Response: Registrant has complied with this request.

54. Comment: Correct the header on Exhibit D.

    Response: Registrant has corrected the disclosure.

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I have provided a marked copy of the prospectus reflecting the changes in the prospectus since the initial filing. Please direct any communications relating to this filing to me at (608) 231-7495.

                                                               Very truly yours,

                                                               /s/ Kerry A. Jung

                                                               Kerry A. Jung
                                                               Lead Attorney

Attachment

PROSPECTUS                                                           MAY 1, 2010
================================================================================
                         MEMBERS(R) VARIABLE ANNUITY III
              A FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                    ISSUED BY
                          CUNA MUTUAL INSURANCE SOCIETY
================================================================================

In this Prospectus, you will find information you should know before investing. Please read it carefully and keep it for future reference. The Contract is available to individuals, or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Code.

The Contract offers you the opportunity to accumulate Contract Value and provides for the payment of annuity benefits. Under certain conditions, you may also to elect to have Purchase Payment Credits added to your Contract Value for each purchase payment you make. The overall expenses of a Contract with Purchase Payment Credits may be higher than a Contract that does not have Purchase Payment Credits. You should know that over time and under certain circumstances (such as an extended period of poor market performance), the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and any related earnings. You should consider this possibility before electing that optional benefit.

The Contract is supported by the assets of the CUNA Mutual Variable Annuity Account, a separate account of CUNA Mutual Insurance Society ("we", "our" or "us"), which is divided into Subaccounts that each invest in a Fund. The investment performance of the Subaccounts you select will affect your Contract Value, as well as any Income Payments. You bear the entire investment risk on any amounts you allocate to these Subaccounts. There is a Subaccount that invests in each of the following Funds. This Prospectus is accompanied by a current prospectus for these Funds.


ULTRA SERIES FUND                AIM VARIABLE INSURANCE FUNDS(INVESCO                 PIMCO VARIABLE INSURANCE TRUST
Conservative Allocation Fund     VARIABLE INSURANCE FUNDS)                            CommodityRealReturn(R) Strategy
Moderate Allocation Fund         Invesco V.I. Global Real Estate Fund                 Portfolio
Aggressive Allocation Fund       Invesco V.I. Government Securities Fund              Total Return Portfolio
Money Market Fund                                                                     Global Bond Portfolio (Unhedged)
Bond Fund                        BLACKROCK VARIABLE SERIES FUND, INC.
High Income Fund                 BlackRock Global Allocation V.I. Fund                VAN KAMPEN LIFE INVESTMENT
Diversified Income Fund                                                               TRUST
Equity Income Fund               FRANKLIN TEMPLETON VARIABLE INSURANCE                Van Kampen Life Investment Trust
Large Cap Value Fund             PRODUCTS TRUST                                       Mid Cap Growth Portfolio
Large Cap Growth Fund            Franklin High Income Securities Fund                 Van Kampen Life Investment Trust
Mid Cap Fund (f/k/a Mid Cap      Franklin Income Securities Fund                      Growth and Income Portfolio
Value Fund)                      Mutual Global Discovery Securities Fund (f/k/a
Small Cap Fund (f/k/a Small      Mutual Discovery Securities Fund)
Cap Value Fund)
International Stock Fund         OPPENHEIMER VARIABLE ACCOUNT FUNDS
                                 Oppenheimer Main Street Small Cap Fund(R)/VA
                                 Oppenheimer Main Street Fund(R)/VA
                                 PANORAMA SERIES FUND, INC.
                                 Oppenheimer International Growth Fund(R)/VA


  (1) There is a Subaccount that corresponds to each Ultra Series Fund's Class I and Class II shares.

The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference. You may obtain a copy of the SAI dated May 1, 2010 free of charge by contacting us. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.

Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

CUNA Brokerage Services, Inc. ("CBSI") serves as the principal underwriter and distributor of the Contract. More information about CBSI is available at http://www.finra.org through Financial Regulatory Authority Inc.'s ("FINRA") BrokerCheck online tool or by calling 1-800-289-9999.

--------------------------------------------------------------------------------
 The SEC has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any
              representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
================================================================================
                                                                            Page

GLOSSARY ...................................................................   1
EXPENSE TABLES .............................................................   3
 Owner Transaction Expenses.................................................   3
 Periodic Charges Other Than Fund Expenses..................................   4
 Range of Fund Expenses.....................................................   4
 Examples of Maximum Charges ...............................................   6
SUMMARY.....................................................................   6
 Who can purchase a Contract? ..............................................   6
 How does the "free look" or "right to examine" period work? ...............   6
 What purchase payments am I required or permitted to make? ................   6
 How does the Variable Account work?........................................   7
 How does the Fixed Account work? ..........................................   7
 Can I transfer my Contract Value among the Subaccounts? ...................   7
 Can I make a withdrawal from my Contract? .................................   7
 When will I receive a payout?..............................................   8
 Should I replace an existing contract with this Contract? .................   8
 Does the Contract offer any death benefits? ...............................   8
 Does the Contract offer any living benefits?...............................   8
 Are the Contract terms the same in every state? ...........................   8
 Are other types of annuity contracts available? ...........................   9
 What share class should I choose? .........................................   9
 Are there tax advantages to purchasing the Contract? ......................   9
 Are discounts or waivers available?........................................   9
 What charges will I pay?...................................................  10
CUNA MUTUAL INSURANCE SOCIETY, THE VARIABLE ACCOUNT, AND THE FUNDS..........  11
 CUNA Mutual Insurance Society .............................................  11
 CUNA Mutual Variable Annuity Account.......................................  11
 The Funds..................................................................  11
 Availability of Funds .....................................................  14
 Servicing Fees ............................................................  14
 Voting Rights .............................................................  14
 Material Conflicts ........................................................  15
 Fund Substitution .........................................................  15
 The Fixed Account..........................................................  15
DESCRIPTION OF THE CONTRACT ................................................  16
 Issuance of a Contract ....................................................  16
 Right to Examine ..........................................................  16
 Classes ...................................................................  17
 Purchase Payments..........................................................  17
 Contract Value Increase Enhancement .......................................  18
 Extra Credit Plan..........................................................  18
 Allocation of Purchase Payments............................................  19
 Contract Value ............................................................  21
 Transfer Privileges .......................................................  22

  Surrenders (Redemptions) and Partial Withdrawals .......................... 24
  Contract Loans ............................................................ 26
  Death Benefit Before the Payout Date ...................................... 26
MISCELLANEOUS MATTERS........................................................ 27
  Payments .................................................................. 27
  Modification............................................................... 27
  Reports to Owners.......................................................... 28
  Change of Address Notification............................................. 28
  Inquiries ................................................................. 28
INCOME PAYOUT OPTIONS........................................................ 28
  Payout Date and Proceeds................................................... 28
  Election of Income Payout Options ......................................... 29
  Fixed Income Payments ..................................................... 29
  Variable Income Payments .................................................. 29
  Description of Income Payout Options ...................................... 29
  Death Benefit After the Payout Date........................................ 31
CHARGES AND DEDUCTIONS ...................................................... 31
  Surrender Charge (Contingent Deferred Sales Charge)........................ 31
  Transfer Processing Fee ................................................... 32
  Duplicate Contract Charge ................................................. 32
  Loan Interest Spread ...................................................... 32
  Research Fee .............................................................. 33
  Endorsement Charges ....................................................... 33
  Annual Contract Fee ....................................................... 33
  Mortality and Expense Risk Charge.......................................... 33
  Administrative Charge ..................................................... 33
  Enhanced Death Benefit Rider Charges....................................... 33
  Guaranteed Living Benefit Charges.......................................... 33
  Fund Expenses ............................................................. 34
  Premium Expense Charge .................................................... 34
  Other Taxes................................................................ 34
  Additional Information .................................................... 34
OPTIONAL DEATH BENEFITS...................................................... 34
  Maximum Anniversary Value Death Benefit.................................... 34
  3% Annual Guarantee Death Benefit ......................................... 35
  Earnings Enhanced Death Benefit Rider...................................... 35
  Spouse Beneficiary Death Benefit Rider .................................... 35
AVAILABLE CONTRACT ENDORSEMENTS.............................................. 36
  Income Payment Increase Endorsement ....................................... 36
  Loan Account Endorsement................................................... 36
  Change of Annuitant Endorsement ........................................... 37
  Spousal Continuation Endorsement .......................................... 37
OPTIONAL BENEFIT RIDERS ..................................................... 38
  Income Protector........................................................... 38
     Features of the Income Now Option. ..................................... 41
     Features of the Income Later Option. ................................... 45

  Principal Protector.......................................................  52
DISTRIBUTION OF THE CONTRACT ...............................................  59
FEDERAL TAX MATTERS.........................................................  59
  Introduction..............................................................  60
  Tax Status of the Contract................................................  60
  Taxation of Annuities.....................................................  60
  Separate Account Charges .................................................  62
  Transfers, Assignments, or Exchanges of a Contract........................  62
  Withholding ..............................................................  62
  Multiple Contracts........................................................  62
  Taxation of Qualified Plans ..............................................  62
  Possible Charge for Our Taxes ............................................  64
  Other Tax Consequences ...................................................  64
LEGAL PROCEEDINGS ..........................................................  65
COMPANY HOLIDAYS ...........................................................  65
FINANCIAL STATEMENTS .......................................................  65
APPENDIX A FINANCIAL HIGHLIGHTS ............................................ A-1
APPENDIX B EXAMPLES OF GUARANTEED MINIMUM DEATH BENEFIT AND OPTIONAL
DEATH BENEFITS ............................................................. B-1
APPENDIX C EXAMPLES OF GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS
GENERALLY ISSUED ON AND AFTER MAY 1, 2010................................... C-1
APPENDIX D EXAMPLES OF GUARANTEED MINIMUM ACCUMULATION BENEFIT
RIDERS GENERALLY ISSUED ON AND AFTER MAY 1, 2010............................ D-1
APPENDIX E EXAMPLES OF GUARANTEED LIFETIME WITHDRAWAL BENEFIT
RIDERS GENERALLY ISSUED AFTER OCTOBER 18, 2009 BUT BEFORE MAY 1, 2010 ...... E-1
APPENDIX F GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY
ISSUED AFTER APRIL 30, 2009 BUT BEFORE OCTOBER 19, 2009 .................... F-1
APPENDIX G GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY
ISSUED AFTER NOVEMBER 23, 2008 BUT BEFORE MAY 1, 2009....................... G-1
APPENDIX H GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS GENERALLY
ISSUED AFTER OCTOBER 28, 2007 BUT BEFORE NOVEMBER 24, 2008 ................. H-1
APPENDIX I GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED
AFTER OCTOBER 29, 2006 BUT BEFORE OCTOBER 29, 2007.......................... I-1
APPENDIX J GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS ISSUED BEFORE
OCTOBER 30, 2006 ........................................................... J-1
APPENDIX K EXAMPLES OF GUARANTEED ACCUMULATION BENEFIT RIDERS GENERALLY
ISSUED AFTER OCTOBER 19, 2009 BUT BEFORE MAY 1, 2010 ....................... K-1
APPENDIX L GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY
ISSUED AFTER APRIL 30, 2009 BUT BEFORE OCTOBER 19, 2009 .................... L-1
APPENDIX M GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY
ISSUED AFTER NOVEMBER 23, 2008 BUT BEFORE MAY 1, 2009....................... M-1
APPENDIX N GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY
ISSUED AFTER OCTOBER 29, 2006 BUT BEFORE NOVEMBER 24, 2008 ................. N-1
APPENDIX O GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS ISSUED
BEFORE OCTOBER 30, 2006..................................................... O-1
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS....................... S-1

                                    GLOSSARY
================================================================================

ACCUMULATION UNIT
A unit of measure used to calculate Variable Contract Value.

ANNUITANT
The person or persons named in the application and on whose life the first Income Payment is to be made. No more than two Annuitants may be named. Only spouses may be joint Annuitants, unless otherwise allowed by state law. Provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant.

BENEFIT ALLOCATION PLAN


One or more specific Subaccounts of the Variable Account, a Fixed Account or a model allocation of Subaccounts of the Variable account to which Contract Value must be allocated while a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit is in effect.


BENEFIT BASIS
The Benefit Basis is the amount upon which your Guaranteed Lifetime Withdrawal Benefit or the amount, up to $1 million, upon which your Guaranteed Minimum Accumulation Benefit is based. It should not be confused with your Contract Value or Surrender Value.

BENEFICIARY
The person or persons to whom the proceeds payable on the death of an Annuitant will be paid.

CODE
The Internal Revenue Code of 1986, as amended.

CONTRACT
MEMBERS Variable Annuity III.

CONTRACT ANNIVERSARY
The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE
The date shown on the Data Page of the Contract which is also used to determine Contract Years and Contract Anniversaries.

CONTRACT VALUE
The sum of the Variable Contract Value, the Fixed Contract Value, the Purchase Payment Credits, if applicable, and the value in the Loan Account.

CONTRACT VALUE INCREASE ENHANCEMENT
An amount we will add to an Owner's Contract Value when the Owner makes a purchase payment and the Owner's cumulative Net Purchase Payments equal or exceed $500,000.

CONTRACT YEAR
A twelve-month period beginning on a Contract Issue Date or a Contract Anniversary.

DATA PAGES
Pages attached to your Contract that describe certain terms applicable to your specific Contract.

DUE PROOF OF DEATH
Proof of death satisfactory to us. Such proof may consist of the following if acceptable to us:

  (a)  a certified copy of the death record;
  (b)  a certified copy of a court decree reciting a finding of death;
  (c)  any other proof satisfactory to us.

FIXED ACCOUNT
An account under the Contract funded by the General Account. It is not part of or dependent upon the investment performance of the Variable Account.

FIXED AMOUNT
Any portion of Fixed Contract Value (including interest thereon) allocated to the Fixed Account, less any withdrawals (including any applicable surrender charges) or transfers.

FIXED CONTRACT VALUE
The value of the Contract Value (including any Contract Value Increase Enhancement and Purchase Payment Credit) in the Fixed Account.

FIXED PERIOD


The specific time period for which we agree to credit a particular effective annual interest rate in the Fixed Account.


FOUNDATION ACCOUNT


A SUBACCOUNT OF THE VARIABLE ACCOUNT INVESTING IN THE ULTRA SERIES BOND FUND THAT IS PART OF CERTAIN BENEFIT ALLOCATION PLANS IN ACCORDANCE WITH WHICH YOU ARE REQUIRED TO ALLOCATE CONTRACT VALUE IF YOU ELECT A GUARANTEED LIFETIME WITHDRAWAL BENEFIT OR A GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER. THE BENEFIT ALLOCATION PLAN YOU SELECT WILL DETERMINE THE REQUIRED ALLOCATION PERCENTAGE, IF ANY, TO THE FOUNDATION ACCOUNT. THE FOUNDATION ACCOUNT IS ONE OF TWO AVAILABLE SUBACCOUNTS THAT INVEST IN THE ULTRA SERIES BOND FUND. THE OTHER SUBACCOUNT, WHICH IS AVAILABLE TO ALL OWNERS, IS CALLED THE ULTRA SERIES BOND SUBACCOUNT.


FUND
An investment portfolio of an open-end management investment company or unit investment trust in which a Subaccount invests.

GENERAL ACCOUNT
Our assets other than those allocated to the Variable Account or any other of our separate accounts.

INCOME PAYMENT
One of several periodic payments made by us to the Payee under an Income Payout Option.

INCOME PAYOUT OPTION
The form of Income Payments selected by the Owner under the Contract.

INCOME UNITS
A unit of measure used to calculate variable Income Payments.

LOAN ACCOUNT
For any Contract, a portion of our General Account to which Variable Contract Value or Fixed Contract Value is transferred to provide collateral for any loan taken under the Contract.

LOAN AMOUNT
The sum of your loan principal plus any accrued loan interest.

MAILING ADDRESS
2000 Heritage Way, Waverly, IA 50677.

MINIMUM CHARGE PERIOD


The minimum period of time before you may terminate one of of the Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit riders without continuing to pay the annual charge (to the extent allowed by your state). If your rider terminates because you transfer out of an available Benefit Allocation Plan, or, if part of your Benefit Allocation Plan, make a partial withdrawal from the Foundation Account before Contract Value in all other allocation options has been exhausted, you will still have to pay the annual charge until the end of the Minimum Charge Period, unless otherwise prohibited by applicable law.


NET PURCHASE PAYMENT
A purchase payment less any deduction for applicable premium expense charges.

OWNER
The person(s) (or entity) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. After the Payout Date, the Payee is the Owner.

PAYEE
The person (or entity), or any successor, receiving Income Payments during the Payout Period. The Annuitant is the Payee unless the Owner specifies otherwise.

PAYOUT DATE
The date when Income Payments will begin if the Annuitant is still living. The anticipated Payout Date is shown on your Contract's Data Pages.

PAYOUT PROCEEDS
The Contract Value less any Loan Amount, less any premium expense charge, less a pro-rated portion of the annual Contract fee, less any applicable rider charges and any applicable surrender charges as of the Payout Date. This is the amount applied to Income Payments under one of the Income Payout Options.

PURCHASE PAYMENT CREDITS
An amount we will add to an Owner's Contract Value if the Owner elects the Purchase Payment Credit Benefit. The amount will vary based on cumulative Net Purchase Payments made. The Purchase Payment Credit Benefit is not available if you elect the L-Share Class or if you elect the Earnings Enhanced Death Benefit.

QUALIFIED CONTRACT
A Contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

SUBACCOUNT
A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE
Before the Payout Date, that part of any Net Purchase Payment, Contract Value Increase Enhancement and Purchase Payment Credit, allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee, any charge for riders or premium expense charge) and any Contract Value transferred out of that Subaccount.

SURRENDER VALUE
The Contract Value less any applicable surrender charges, premium expense charges not previously deducted, annual Contract fee, any charge for riders and Loan Amount.

VALUATION DAY
Each day the New York Stock Exchange is open for business. With respect to a Subaccount, it does not include days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD
The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT
CUNA Mutual Variable Annuity Account.

VARIABLE CONTRACT VALUE
The sum of the Subaccount Values.

WRITTEN REQUEST
A request in writing and in a form satisfactory to us signed by the Owner and received at our Mailing Address. A Written Request may also include a telephone or fax request for specific transactions that are made as allowed under the terms of an executed telephone or fax authorization, with original signature, on file at our Mailing Address. We may also accept a surrender request properly submitted by fax or e-mail by your registered representative in connection with the purchase of another contract issued by us.

                                 EXPENSE TABLES
================================================================================
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make partial withdrawals from or fully surrender the Contract, or transfer Contract Value between the Subaccounts and/or the Fixed Account. This table also includes the charges that would be paid for exercising the benefits provided by the optional endorsements.

OWNER TRANSACTION EXPENSES

--------------------------------------------------------------------------------------------------------------
                                                                 B-Share Class
                                                     Without Purchase      With Purchase
                                                     Payment Credits     Payment Credits(1)     L-Share Class
--------------------------------------------------------------------------------------------------------------
Maximum Surrender Charge (Contingent Deferred
Sales Charge) as a percentage of Purchase Payment
surrendered or withdrawn                                 8.00%(2)              9.00%(2)            8.00%(2)
--------------------------------------------------------------------------------------------------------------
Sales Load on Purchase Payment                                                 None
--------------------------------------------------------------------------------------------------------------
Transfer Processing Fee                                                    $10/transfer(3)
--------------------------------------------------------------------------------------------------------------
Duplicate Contract Charge                                                       $30
--------------------------------------------------------------------------------------------------------------
Loan Interest Spread                                                          3.50%(4)
--------------------------------------------------------------------------------------------------------------
Research Fee                                                                    $50
--------------------------------------------------------------------------------------------------------------
Change of Annuitant Endorsement                                                $150(5)
--------------------------------------------------------------------------------------------------------------
Income Payment Increase Endorsement                                            $150(6)
--------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract. You may not purchase a Guaranteed Minimum Accumulation Benefit together with either a Guaranteed Lifetime Withdrawal Benefit or a Guaranteed Minimum Withdrawal Benefit on the same Contract. You may not purchase an optional death benefit rider together with the Guaranteed Lifetime Withdrawal Benefit with Minimum Guarantee Death Benefit. IF A CURRENT GUARANTEED LIFETIME WITHDRAWAL

BENEFIT OR GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER YOU CHOOSE IS NOT APPROVED IN YOUR STATE OR YOUR APPLICATION FOR A RIDER IS DATED PRIOR TO MAY 1, 2010, A PRIOR APPROVED VERSION OF THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT, GUARANTEED MINIMUM WITHDRAWAL BENEFIT OR GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER, AS APPLICABLE, WITH DIFFERENT CHARGES MAY BE ISSUED. INFORMATION REGARDING PRIOR VERSIONS OF THOSE RIDERS, INCLUDING THEIR CHARGES, CAN BE FOUND BELOW AND IN THE APPENDICES TO THIS PROSPECTUS.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

----------------------------------------------------------------------------------------------------------------------------------
                                                                                      B-Share Class
                                                                      Without Purchase              With Purchase        L-Share
                                                                       Payment Credits            Payment Credits(1)      Class
----------------------------------------------------------------------------------------------------------------------------------
Annual Expenses (as a percentage of average Variable Contract
Value):
 Mortality and Expense Risk Charge                                           1.15%                      1.60%              1.65%
 Administrative Charge                                                       0.15%                      0.15%              0.15%
 ---------------------                                                 ---------------            ------------------     -------
 Total Variable Account Annual Expenses                                      1.30%                      1.75%              1.80%
----------------------------------------------------------------------------------------------------------------------------------
Annual Contract Fee                                                                         $30(7)
----------------------------------------------------------------------------------------------------------------------------------
Premium Expense Charge                                                                     3.50%(14)
Annual Charges for Optional Riders and Endorsements(8)

     Maximum Anniversary Value Death Benefit (as a
     percentage of average monthly Contract Value for
     the prior Contract Year)                                                              0.15%
----------------------------------------------------------------------------------------------------------------------------------
     3% Annual Guarantee Death Benefit (as a percentage of
     average monthly Contract Value for the prior Contract Year)                           0.20%
----------------------------------------------------------------------------------------------------------------------------------
     Earnings Enhanced Death Benefit (as a percentage of
     average monthly Contract Value for the prior Contract Year)                           0.30%
----------------------------------------------------------------------------------------------------------------------------------
     Spouse Beneficiary Death Benefit (as a percentage of average
     monthly Contract Value for the prior Contract Year)                                   0.05%
----------------------------------------------------------------------------------------------------------------------------------
     Guaranteed Lifetime Withdrawal Benefit (as a percentage of average daily Benefit Basis(12) for the prior Contract Year)(13)
     (post-November 24, 2008 form)
        With Minimum Guarantee Death Benefit                                               1.75%(9)
        Converted from Minimum Accumulation Benefit                                        1.75%(10)
----------------------------------------------------------------------------------------------------------------------------------
     Guaranteed Lifetime Withdrawal Benefit (as a percentage
     of average monthly Contract Value for the prior Contract
     Year)(13) (pre-November 24, 2008 form)
        With Minimum Guarantee Death Benefit                                               1.00%(9)
        Converted from Minimum Accumulation Benefit                                        1.00%(10)
----------------------------------------------------------------------------------------------------------------------------------
     Guaranteed Minimum Accumulation Benefit (as a percentage of average daily Benefit Basis12 for the prior Contract Year)(13)
     (post-November 24,2008 form)                                                          1.75%(11)
----------------------------------------------------------------------------------------------------------------------------------
     Guaranteed Minimum Accumulation Benefit (as a percentage of average monthly Contract Value for the prior Contract Year)(13)
     (pre-November 24, 2008 form)                                                          1.00%(11)
----------------------------------------------------------------------------------------------------------------------------------

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectuses for the Funds.

RANGE OF FUND EXPENSES [TO BE UPDATED]

--------------------------------------------------------------------------------
                                                          Minimum        Maximum
--------------------------------------------------------------------------------
Total Annual Fund Operating Expenses (total of all
expenses that are deducted from Fund assets, including
management fees, and other expenses)
--------------------------------------------------------------------------------

The expenses used to prepare this table were provided to us by the Funds. The expenses shown reflect the highest and lowest expenses incurred for the year ended December 31, 2009, rounded to the nearest one hundredth of one percent. Current or future expenses may be greater or less than those shown. The table showing the range of expenses for the portfolios takes into account the expenses of several Ultra Series Fund allocation portfolios that are "fund of funds." A "fund of funds" portfolio typically allocates its assets, within predetermined percentage ranges, among certain other fund portfolios, including exchange traded funds (each such portfolio, an

"Acquired Fund"). Each "fund of funds" has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, we took into account the information received from the Ultra Series Fund on the combined actual expenses for each of the "fund of funds" and the portfolios in which it invests. (The combined expense information includes the pro rata portion of the fees and expenses incurred indirectly by an Ultra Series Fund allocation portfolio as a result of its investment in shares of one or more Acquired Funds.) See the prospectus for the Ultra Series Fund for a presentation of the applicable Acquired Fund fees and expenses.

(1) The Purchase Payment Credit Benefit endorsement is not available if you elect the L-Share Class or if you elect the Earnings Enhanced Death Benefit. For information on the Purchase Payment Credit Endorsement see "DESCRIPTION OF THE CONTRACT, Extra Credit Plan".
(2) The surrender charge declines to 0% after the purchase payment has been in the Contract for seven years for the B-Share Class and for the B-Share Class with Purchase Payment Credits elected. The surrender charge declines to 0% after the purchase payment has been in the Contract for four years for the L-Share Class. For Contracts issued in connection with plans qualified under Section 457(f) of the Code choosing the B-Share class, the surrender charge will be based on the Contract Year and not on how long the purchase payment has been in the Contract.
(3)  We currently do not impose this fee.
(4) The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (at an effective annual rate of 6.50%) and the amount of interest we credit to the Loan Account (currently, an effective annual rate of 4.50%), guaranteed to be at least an effective annual rate of 3.00%. The current loan spread is 2.00%.
(5) There is currently no charge for the change of Annuitant endorsement. However, if you exercise the right provided by this endorsement during the first two Contract Years, we may charge up to $150 for expenses incurred. This fee will be deducted from Contract Value on a pro-rata basis.
(6) There is currently no charge for the Income Payment Increase endorsement; however, we may charge up to $150 if the option provided by this endorsement is utilized.
(7) The annual Contract fee is currently waived if the Contract Value is $50,000 or more.


(8) These rider fees are deducted from Contract Value on Contract Anniversary or at the time of surrender, death, or rider termination. Fees for each of these riders are not deducted until the first Contract Anniversary if the rider is elected at Contract issue.
(9) We currently charge 0.95% for the Guaranteed Lifetime Withdrawal Benefit riders with Minimum Guarantee Death Benefit issued on and after May 1, 2010. For a description of the current Guaranteed Lifetime Withdrawal Benefit rider, see "OPTIONAL BENEFIT RIDERS, Income Protector". If your state has not approved the current version of the rider, you may pay a different current charge. The rider version generally issued after October 18, 2009 but before May 1, 2010 has a current charge of 1.05%. The rider version generally issued after April 30, 2009 but before October 19, 2009 has a current charge of 0.85%. The rider version generally issued after November 23, 2008 but before May 1, 2009 has a current charge of 0.70%. The rider version generally issued after October 28, 2007 but before November 24, 2008 has charge of 0.65% (Minimum Guarantee Death Benefit) and 0.80% (Maximum Anniversary Death Benefit) of the monthly Contract Value for the prior Contract Year. The rider version generally issued after October 29, 2006 but before October 28, 2007 has a current charge of 0.60% of the monthly Contract Value for the prior Contract Year. The current charges are guaranteed for the Benefit Period. They will not change unless you choose to Step-Up your benefit.
(10) We currently charge 0.95% for Guaranteed Lifetime Withdrawal Benefit riders issued as conversions from the Guaranteed Minimum Accumulation Benefit riders issued on and after May 1, 2010. If your state has not approved the current version of the rider, you may pay a different current charge. The rider version generally issued after October 18, 2009 but before May 1, 2010 has a current charge of 1.05%. The rider version generally issued after April 30, 2009 but before October 19, 2009 has a current charge of 0.85%. The rider version generally issued after November 23, 2008 but before May 1, 2009 has a current charge of 0.70%. The rider version generally issued after October 28, 2007 but before November 24, 2008 has a charge 0.65% of the monthly Contract Value for the prior Contract Year. The current charges are guaranteed for the Benefit Period. They will not change unless you choose to Step-Up your benefit.
(11) The current charge for Guaranteed Minimum Accumulation Benefit riders issued on and after October 19, 2009 is 1.05%. For a description of the current Guaranteed Minimum Accumulation Benefit rider, see "OPTIONAL BENEFIT RIDERS, Principal Protector". If your state has not approved the current version of the rider, you may pay a different current charge. The rider version generally issued after April 30, 2009 but before October 19, 2009 has a current charge of 0.80%. The rider version generally issued after November 23, 2008 but before May 1, 2009 has a current charge of 0.65%. The rider version generally issued after October 29, 2006 but before November 24, 2008 has a current charge of 0.50% of the average monthly Contract Value for the prior Contract Year. This current charge is guaranteed for the Benefit Period. It will not change unless you elect to Step-Up your benefit or renew your Benefit Period.


(12) At issue, Benefit Basis is equal to your initial Net Purchase Payment.
(13) If the current Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider is not approved in your state or your application for the rider is dated prior to May 1, 2009, a prior, approved version of the Guaranteed Lifetime Withdrawal Benefit, Guaranteed Minimum Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, respectively, may be issued, which has different charges than the current rider. Information about prior versions of the Guaranteed Lifetime Withdrawal Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit riders, including the charges for these riders, is available in the appendices to this Prospectus.

(14)State premium taxes that currently range from 0% to 3.50% may also be deducted.

EXAMPLES OF MAXIMUM CHARGES


These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including surrender charges, the annual Contract fee (after being converted into a percentage), the total Variable Account annual expenses for the L-Share Class, the 3% Annual Guaranteed Death Benefit, the Maximum Anniversary Value Death Benefit, the Earnings Enhanced Death Benefit, the Guaranteed Minimum Accumulation Benefit charge and the maximum Annual Fund Operating Expenses for the year ended December 31, 2009. These costs reflect the most expensive combination of Contract charges for this period. The Examples assume the election of a combination of riders, endorsements and other features with the highest charges. The Examples do not include a Guaranteed Lifetime Withdrawal Benefit or Spouse Death Benefit rider, because these riders cannot be elected on Contracts with the riders included above.


The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


(1) If you surrender your Contract (or you annuitize the Contract under Income Payout Option 2A (with fixed Income Payments) or Options 3-8) at the end of the applicable time period:


               --------------------------------------------------
                 1 Year      3 Years      5 Years      10 Years
               --------------------------------------------------

               --------------------------------------------------


(2) If you do not surrender your Contract (or you do not annuitize the Contract under Income Payout Option 2A (with fixed Payments) or Options 3-8) at the end of the applicable time period:


               --------------------------------------------------
                 1 Year      3 Years      5 Years      10 Years
               --------------------------------------------------

               --------------------------------------------------

The Examples are illustrations and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples. The Examples provided above assume that no transfer charges, or premium taxes have been assessed.

For purposes of the Fee Table and Examples, we assume that the Contract is owned before the Payout Date. Different fees and charges apply after the Payout Date. (See CHARGES AND DEDUCTIONS.)

APPENDIX A TO THE PROSPECTUS PROVIDES CERTAIN FINANCIAL INFORMATION CONCERNING THE SUBACCOUNTS, INCLUDING INFORMATION ABOUT ACCUMULATION UNIT VALUES.

                                     SUMMARY
================================================================================
The following section summarizes certain provisions that we describe in more detail later in the Prospectus.

WHO CAN PURCHASE A CONTRACT?
We issue Contracts to individuals or to employers or other groups in connection with retirement plans.

HOW DOES THE "FREE LOOK" OR "RIGHT TO EXAMINE" PERIOD WORK?


You may cancel the Contract within 10 days after you receive it. If you cancel it during this period, your refund will be equal to either (1) the Contract Value less any Purchase Payment Credits, or (2) the greater of (a) Contract Value less any Purchase Payment Credits or (b) your purchase payments less any withdrawals. Which option applies to you will depend on your state's law. Call us for more information on your right to examine. We may require that you return your Contract.


In the first case, you bear the investment risk of allocating to the Subaccounts from the issue date to the date the Contract is taken off our books, which will be as of the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m., Central Time) after the Contract is returned to us in good order. Depending upon the investment performance of the Subaccounts you select, you may lose money. In the second case, you receive the benefit of any investment gains, but we bear the risk of any investment losses, from the issue date to the date the Contract is taken off our books.

WHAT PURCHASE PAYMENTS AM I REQUIRED OR PERMITTED TO MAKE?
Generally, you must make payments totaling $5,000 within the first 12 months of the Contract. Certain Qualified Contracts, Contracts exchanged pursuant to
Section 1035 of the Code, and Contracts sold to our employees and those of our affiliates have lower minimum purchase amounts. Unless you pay the minimum purchase amount in full at the time of application, an automatic purchase payment plan must be established resulting in the minimum purchase amount being paid before the end of the first 12 months after the Contract Issue Date. The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. We may choose not to accept certain purchase payments. Further, we will add a Contract Value Increase Enhancement to the Owner's Contract Value when the Owner makes a purchase payment if the Owner's cumulative Net Purchase Payments equal or exceed $500,000. In addition, the Owner may elect the Purchase Payment Credit Benefit, if available, which adds Purchase Payment Credits to his or her Contract Value each time he or she makes a purchase payment.

HOW DOES THE VARIABLE ACCOUNT WORK?


You may allocate purchase payments and Purchase Payments Credits, if elected, to one or more of the Subaccounts of the Variable Account. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Funds will affect the Subaccount to which you allocate your purchase payments and your Contract Value. You bear the investment risk of allocating to the Subaccounts.


If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, there are restrictions on the available Subaccounts in which you may invest. (See DESCRIPTION OF CONTRACT, Allocation of Purchase Payments and OPTIONAL BENEFIT RIDERS.)

HOW DOES THE FIXED ACCOUNT WORK?
The Fixed Account is an account under the Contract funded by the General Account. It is not part of or dependent upon the investment performance of the Variable Account. We offer a six-month Fixed Period (a one-year Fixed Period is also available to Connecticut residents). When you allocate to the Fixed Account, that Fixed Amount will earn at least the guaranteed minimum interest rate specified in your Contract, which will never be less than the statutory minimum interest rate, for the Fixed Period you select. We may, but are not obligated to, credit your Fixed Amount with a higher current interest rate. There are certain restrictions on allocations to the Fixed Account. (See CUNA MUTUAL INSURANCE SOCIETY, THE VARIABLE ACCOUNT, AND THE FUNDS, The Fixed Account.)

WHAT IS THE FOUNDATION ACCOUNT?


The Foundation Account is a Subaccount of the Variable Account that invests in the Ultra Series Fund Bond Fund, and is only offered as part of the Benefit Allocation Plans in connection with the Guaranteed Lifetime Withdrawal Benefit and the Guaranteed Minimum Accumulation Benefit. If you elect a Guaranteed Lifetime Withdrawal Benefit or a Guaranteed Maximum Accumulation Benefit rider, we may require you to allocate a specific percentage of your purchase payment(s) to the Foundation Account, and we may require a specific dollar amount to be allocated to the Foundation Account if a Step-Up occurs or you request a transfer. Allocations to the Foundation Account occur only at the time of purchase payment, Step-Up or transfer. Contract Value allocated to the Foundation Account is not re-balanced due to investment performance. The Foundation Account is one of two available Subaccounts that invest in the Ultra Series Bond Fund. The other, which is called the Ultra Series Bond Subaccount, is available to all Contracts. Allocations to the Ultra Series Bond Subaccount do not count toward any required allocation to the Foundation Account.

If you have elected a Benefit Allocation Plan that requires an allocation to the Foundation Account and you take a partial withdrawal from the Foundation Account before the Contract Value in your other allocation options is exhausted, YOUR GUARANTEED LIFETIME WITHDRAWAL OR GUARANTEED MINIMUM ACCUMULATION BENEFIT, AS APPLICABLE, WILL TERMINATE, UNLESS OTHERWISE PROHIBITED BY APPLICABLE LAW. In addition, we will not deduct certain contract charges from the Foundation Account unless there is insufficient Contract Value in your other allocation options, unless required to do so by applicable law.


CAN I TRANSFER MY CONTRACT VALUE AMONG THE SUBACCOUNTS?
On or before the Payout Date, you may transfer all or part of the Contract Value among the Subaccounts or the Fixed Account, subject to certain restrictions. No fee currently is charged for transfers, but we may charge $10 for each transfer. We may impose additional restrictions on transfers that violate our disruptive trading procedures. There are several specialized transfer programs available at no cost under the Contract. These include:

    o The dollar-cost averaging program under which we will transfer a specified dollar amount on a monthly, quarterly, semi-annual or annual basis to one or more Subaccounts you select;
    o The portfolio rebalancing program under which we will transfer Variable Contract Value on a monthly, quarterly, semi-annual or annual basis between and among the Subaccounts to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts; and
    o The systematic transfer program under which we will systematically or automatically transfer Variable Contract Value on a monthly, quarterly, semi-annual or annual basis between and among the Subaccounts.


If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, there are restrictions on the available Subaccounts into which you may transfer without terminating the benefits under these riders, to the extent allowed by applicable law. In addition, depending on the Benefit Allocation Plan you elect, we may require that you allocate a specific dollar amount to the Foundation Account if you request a transfer. (See DESCRIPTION OF CONTRACT, Allocation of Purchase Payments and OPTIONAL BENEFIT RIDERS.)


CAN I MAKE A WITHDRAWAL FROM MY CONTRACT?
You may withdraw part of your Contract's Surrender Value by Written Request to us on or before the Payout Date, subject to certain limitations. You may also elect to receive periodic partial withdrawals under a systematic withdrawal plan.

If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider and a Benefit Allocation Plan that includes the Foundation Account and you withdraw Contract Value from the Foundation Account before the Contract Value in your other allocations is exhausted, your benefit will terminate unless prohibited by applicable law. (See OPTIONAL BENEFIT RIDERS).


You may also surrender the Contract, and receive its Surrender Value, by sending us a Written Request before the Payout Date.

Withdrawals and surrenders may have adverse tax consequences, including the imposition of a penalty tax on withdrawal or surrender amount if taken before the Owner reaches age 59 1/2, and may be restricted under certain Qualified Contracts. Withdrawals and surrenders may also be subject to surrender charges.

WHEN WILL I RECEIVE A PAYOUT?


You select the Payout Date, subject to certain limitations. On the Payout Date, the Payout Proceeds will be applied to an Income Payout Option, unless you choose to receive the Surrender Value in a lump sum. Income Payments may have tax consequences. If you elect a Guaranteed Lifetime Withdrawal Benefit, your anticipated Payout Date may be extended so that you can continue receiving Lifetime Withdrawals under your rider (See OPTIONAL LIVING BENEFITS).


SHOULD I REPLACE AN EXISTING CONTRACT WITH THIS CONTRACT?
It may not be in your best interest to surrender, lapse, change, or borrow from an existing life insurance policy or annuity contract in connection with the purchase of the Contract. Before doing so, you should compare both contracts carefully. Remember that if you exchange another contract for one described in this Prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, and under this Contract there will be a new surrender charge period, other charges may be higher, and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). Also, because we will not issue the Contract until we have received the initial purchase payment from your existing insurance company, the issuance of the Contract may be delayed.

DOES THE CONTRACT OFFER ANY DEATH BENEFITS?
If the Annuitant dies before the Payout Date, we will pay the death benefit to the Beneficiary. We offer several death benefit options. The basic death benefit is available without an additional charge and is equal to the greater of: (i) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Day we receive Due Proof of Death; or (ii) Contract Value as of the Valuation Day we receive Due Proof of Death less any Purchase Payment Credits applied within 12 months of the Annuitant's death.

For a fee, we offer the following optional death benefit riders:

    o Maximum Anniversary Death Benefit rider;

    o 3% Annual Guaranteed Death Benefit rider;

    o Earnings Enhanced Death Benefit rider; and

    o Spouse Beneficiary Death Benefit rider. (See OPTIONAL DEATH BENEFITS.)

In addition, if you elect the Guaranteed Lifetime Withdrawal Benefit at the time that your contract is issued, a minimum guarantee death benefit is integrated into that benefit. That death benefit takes the place of the standard death benefits offered in the Contract. You may not elect an optional death benefit if you elect a Guaranteed Lifetime Withdrawal Benefit.

DOES THE CONTRACT OFFER ANY LIVING BENEFITS?


We offer two types of living benefits for a fee, which will be charged for a minimum period even if the benefit terminates (unless prohibited in your state). You may elect either the Guaranteed Lifetime Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both. The Guaranteed Lifetime Withdrawal Benefit offers you the ability to take a specified annual withdrawal regardless of Contract Value. Under the Guaranteed Minimum Accumulation Benefit, we guarantee your Contract Value will at least equal the Benefit Basis less adjustments for partial withdrawals. There are certain conditions associated with the living benefits, including allocation restrictions. If you violate them, your benefit will terminate. In addition, excess withdrawals may adversely affect the benefits provided

Note, other riders you choose will terminate if you choose the Guaranteed Lifetime Withdrawal Benefit rider and extend the Payout Date beyond the anticipated Payout Date shown on your Data Pages. See OPTIONAL BENEFIT RIDERS for additional information on living benefits.


ARE THE CONTRACT TERMS THE SAME IN EVERY STATE?
Although this Prospectus describes all the material rights and obligations under the Contract, certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. Contact us or see your Contract, riders and endorsements for specific variations. If a current Guaranteed

Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider has not been approved in your state or your application for one of those riders is dated prior to May 1, 2010, a prior, approved version of the Guaranteed Lifetime Withdrawal Benefit, Guaranteed Minimum Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, as applicable, may be issued. Information about prior versions of those riders is available in the appendices to this Prospectus.

ARE OTHER TYPES OF ANNUITY CONTRACTS AVAILABLE?
We offer other variable annuity contracts that have different contract features, death benefits, and optional programs. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact us or your agent.

WHAT SHARE CLASS SHOULD I CHOOSE?
The Contract allows you to select one of two different charge structures subject to state availability based on your specific situation. Each charge structure is referred to as a "Class." Each Class imposes a different level of surrender and mortality and expense risk charges. Your agent can assist you in selecting the Class that is right for you, based on your needs and preferences. Before we issue the Contract, you must select one of the Classes. Once you select a Class, you cannot change it.

B-Share Class. This Class imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment. This percentage decreases by 1.00% annually over the seven years following the date each purchase payment is credited to your Contract. Each purchase payment carries its own surrender charge, and therefore payment of additional purchase payments will increase the surrender charge amount should you surrender or take a withdrawal from your Contract over the following seven years. The mortality and expense risk charge for B-Share Class Contracts is 1.15% (assessed daily, as an annual percentage of average Variable Contract Value).

For B-Share Class Contracts issued in conjunction with plans that qualify under
Section 457(f) of the Code that do not choose the Extra Credit Plan, surrender charges will apply from the Contract Issue Date to the date of surrender, rather than from the number of years since the purchase payment was made, unless you choose the Extra Credit Plan.

L-Share Class. This Class imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment. This percentage decreases by 1.00% annually over the four years following the date each payment is credited to your Contract. Beginning on the fourth Contract Anniversary, there is no surrender charge on any purchase payments. The mortality and expense risk charge for L-Share Class Contracts is 1.65% (assessed daily, as an annual percentage of average Variable Contract Value).

You may wish to purchase a B-Share Class Contract if you are not concerned about the need for access to 100% of your Contract Value without paying a surrender charge over the seven years after you make a purchase payment. The B-Share Class Contracts' mortality and expense risk charges are lower than those of the L-Share Class Contracts. Also, you may only elect the Purchase Payment Credit Benefit if you elect the B-Share Class.

You may wish to purchase an L-Share Class Contract if you feel you will need access to 100% of your money without paying a surrender charge after four years from the Contract Issue Date. You will pay higher expenses (including higher mortality and expense risk charges) for this additional liquidity.

ARE THERE TAX ADVANTAGES TO PURCHASING THE CONTRACT?
An advantage of the Contract is that it provides the ability to accumulate Contract Value on a tax-deferred basis. However, the purchase of a Qualified Contract to fund a tax-qualified retirement plan does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. Therefore, Qualified Contracts should be purchased for other features and benefits offered under the Contract, such as guaranteed death benefits or Income Payout Options.

Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59 1/2. For a further discussion of the federal income tax status of variable annuity contracts see FEDERAL TAX MATTERS.

ARE DISCOUNTS OR WAIVERS AVAILABLE?
The Contract is available for purchase by corporations and other groups. We may reduce or waive certain charges (surrender charge, Annual Contract Fee, or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs. We also may reduce or waive charges on Contracts sold to our officers, directors, and employees or those of our affiliates. The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we may reduce or waive charges based on a number of factors, including:

    o The number of Owners;
    o The size of the group of purchasers;
    o The total premium expected to be paid;
    o Total assets under management for the Owner;
    o The purpose for which the Contracts are being purchased;

    o The expected persistency of individual Contracts; and
    o Any other circumstances which are rationally related to the expected reduction in expenses.

Contact our service center or your agent for more information about charge reductions and waivers.

WHAT CHARGES WILL I PAY?
The Contract contains the following charges and deductions:

Surrender Charge (Contingent Deferred Sales Charge). There are no sales charges deducted at the time purchase payments are made. The length and amount of the surrender charge assessed depends on the share class you elect and whether you elect the Purchase Payment Credit Benefit.

The B-Share Class imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment, unless you also elect the Purchase Payment Credit Benefit. If you do so, the maximum surrender charge is 9.00%. In both cases, the percentage decreases by 1.00% annually over the seven years following the date each purchase payment is credited to your Contract. Each purchase payment carries its own surrender charge, and therefore payment of additional purchase payments will increase the surrender charge amount should you surrender or take a withdrawal from your Contract over the following seven years.

The L-Share Class imposes a surrender charge on withdrawals of up to 8.00% of each purchase payment. This percentage decreases by 1.00% annually over the 4 years following the date each payment is credited to your Contract. Beginning on the fifth Contract Anniversary, there is no surrender charge on any purchase payments.

Please note, however, that for Contracts issued in connection with plans qualified under Section 457(f) of the Code under the B-Share Class, the surrender charge is based on the Contract Year and not on the number of years the purchase payment has been in the Contract, unless you choose the Extra Credit Plan. The surrender charge is 8% of payment withdrawn within one year of the Contract Issue Date. The surrender charge decreases by 1% for each full year that passes from the issue date until the seventh full year has passed, at which point the surrender charge is zero.

Surrender charges will be deducted from remaining Contract Value. However, you may elect instead to have surrender charges deducted from the amount you withdraw. If you do not request otherwise, we will deduct the surrender charges from remaining Contract Value.

Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect the Purchase Payment Credit Benefit, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is currently waived if the Contract Value is $50,000 or more on the date the fee is deducted.)

Mortality and Expense Risk Charge. We deduct a daily mortality and expense risk charge to compensate us for assuming certain mortality and expense risks. We may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts. The charge is deducted at an annual rate of 1.15% of average Variable Contract Value for B-Share Class Contracts and is 1.65% for L-Share Class Contracts. If you elect to receive a B-Share Class Contract with Purchase Payment Credits, the mortality and expense risk charge is deducted at an annual rate of 1.60% of average Variable Contract Value.

Administrative Charge. We deduct a daily administrative charge to compensate us for certain administrative expenses we incur. The charge is deducted at an annual rate of .15% of average Variable Contract Value.

Premium Expense Charge. We deduct a charge for any state or local premium taxes applicable to a Contract. We may deduct premium taxes at the time we pay such taxes. State premium taxes currently range from 0% to 3.50%.

Loan Interest Charge. We charge an annual interest rate of 6.50% on loans. We will credit at least 3.00% to amounts held in the Loan Account to secure a loan. Therefore, the maximum loan interest spread (i.e., the difference between the amount of interest we charge on loans and the amount of interest we credit to amounts in the Loan Account) is no more than 3.50%. The current loan interest spread is 2.00%

Rider/Endorsement Charges. We deduct a charge on each Contract Anniversary for each of four optional death benefit riders. The charge for the Maximum Anniversary Death Benefit rider is 0.15% of the average monthly Contract Value for the prior Contract Year. The charge for the 3% Annual Guarantee Death Benefit rider is 0.20% of the average monthly Contract Value for the prior Contract Year. The charge for the Earnings Enhanced Death Benefit rider is 0.30% of the average monthly Contract Value for the prior Contract Year. The charge for the Spouse Beneficiary Death Benefit rider is 0.05% of the average monthly Contract Value for the prior Contract Year.

We deduct a charge on each Contract Anniversary for each living benefit rider. The maximum charge for each of the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit rider is 1.75%. If the current Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider is not approved in your state or your application for the rider is dated prior to May 1, 2010, a prior, approved version of the Guaranteed Lifetime Withdrawal Benefit, Guaranteed Minimum Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, respectively, may be issued, which has different charges than the current rider. Information about prior versions of the Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit riders, including the charges for these riders, is available in the appendices to this Prospectus.

We may charge an administrative fee, not to exceed $150, for each of the Income Payment Increase Endorsement and the Change of Annuitant Endorsement.

Transfer Processing Fee. Currently no fee is charged for transfers. However, we may charge $10 for each requested transfer.

Duplicate Contract Request. You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate Contract.

Research Fee. We may charge you a fee of up to $50 when you request information that is duplicative of information previously provided to you and requires extensive research.

Other Information. We pay compensation to broker-dealers who sell the Contracts.

       CUNA MUTUAL INSURANCE SOCIETY, THE VARIABLE ACCOUNT, AND THE FUNDS
================================================================================

CUNA MUTUAL INSURANCE SOCIETY
We are a mutual life insurance company organized on May 20, 1935 and domiciled in Iowa. We are one of the world's largest direct underwriters of credit life and disability insurance, and are a major provider of qualified pension products to credit unions. Further, we offer fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

You may write us at 2000 Heritage Way, Waverly, Iowa 50677-9202 or call us at 1-800-798-5500.


As of December 31, 2009, we and our subsidiaries had approximately $14 billion in assets and we had more than $ billion of life insurance in force.

We do not file reports under the Securities Exchange Act of 1934, as amended, in reliance on applicable regulation.


CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
The Variable Account was established as a separate account of CUNA Mutual Life Insurance Company on December 14, 1993. CUNA Mutual Life Insurance Company merged with CUNA Mutual Insurance Society as of December 31, 2007. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of us by the SEC. The Variable Account is also subject to the laws of the State of Iowa, which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into a number Subaccounts, which may change from time to time. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses of each Subaccount are credited to or charged against that Subaccount, and reflect only the Subaccount's investment experience and not the investment experience of our other assets.

Although the assets in the Variable Account are our property, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business we may conduct. The assets of the Variable Account that exceed our liabilities under the Contracts may be transferred by us to the General Account and used to pay our liabilities. All obligations arising under the Contracts are our general corporate obligations.

THE FUNDS


The Subaccounts invest in the series of Funds, including series of Ultra Series Fund, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), BlackRock Variable Series Fund, Inc., Franklin Templeton Variable Insurance Products Trust, Oppenheimer Variable Account Funds, Panorama Series Fund, Inc., PIMCO Variable Insurance Trust and Van Kampen Life Investment Trust. Fund distributions to the Subaccounts are automatically reinvested at net asset value in additional shares of the Funds.


The investment objectives and policies of each Fund are summarized below. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the Funds' prospectuses, which must accompany or precede this Prospectus. The Funds' prospectuses should be read carefully and retained for future reference. Please contact your agent or call us to obtain a prospectus for one of the Funds.

We select the Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance, fees, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund, its investment adviser, its subadviser(s), or an affiliate will compensate us or our affiliates, as described below under "Servicing Fees" and "Distribution of the

Contract." We review the Funds periodically and may remove or limit a Fund's availability to new purchase payments and/or transfers of Contract Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.

Owners, through their indirect investment in the Funds, bear the costs of investment advisory or management fees that the Funds pay their respective investment advisers, and in some cases, subadvisers (see the Funds' prospectuses for more information). As discussed above, an investment adviser or subadviser to a Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the advisory (and in some cases, subadvisory) or other fees deducted from Fund assets.

Ultra Series Fund




Conservative Allocation Fund (Class I or Class II). This Fund seeks income, capital appreciation and relative stability of value by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs).

Moderate Allocation Fund (Class I or Class II). This Fund seeks capital appreciation, income and moderated market risk by investing primarily in shares of underlying funds, including ETFs.

Aggressive Allocation Fund (Class I or Class II). This Fund seeks capital appreciation by investing primarily in shares of underlying funds, including ETFs.

Money Market Fund (Class I or Class II). This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

During extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

Bond Fund (Class I or Class II). This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk.

High Income Fund (Class I or Class II). This Fund seeks high current income. The Fund also seeks capital appreciation, but only when consistent with its primary goal.

Diversified Income Fund (Class I or Class II). This Fund seeks a high total return through the combination of income and capital appreciation.

Equity Income Fund (Class I or Class II). The Fund seeks to provide consistent total return and, secondarily, to provide a high level of income and gains from option premiums.

Large Cap Value Fund (Class I or Class II). This Fund seeks long-term capital growth with income as a secondary consideration.

Large Cap Growth Fund (Class I or Class II). This Fund seeks long- term capital appreciation.

Mid Cap Fund (Class I or Class II). This Fund seeks long-term capital appreciation.

Small Cap Fund (Class I or Class II). This Fund seeks long-term capital appreciation.

International Stock Fund (Class I or Class II). This Fund seeks long-term growth of capital.

Madison Asset Management, LLC, in which we have an ownership interest, serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.


The Ultra Series Class I Subaccounts are available for Contracts issued before May 1, 2009. The Ultra Series Class II Subaccounts are available for Contracts issued on and after May 1, 2009.

Effective May 1, 2010, the Ultra Series Mid Cap Growth Fund merged with and into the Ultra Series Mid Cap Value Fund and the Mid Cap Value Fund changed its name to the "Mid Cap Fund"; the Ultra Series Small Cap Growth Fund merged with and into the Ultra Series Small Cap Value Fund and the Small Cap Value Fund changed its name to the "Small Cap Fund"; and the Ultra Series Global Securities Fund merged with and into the Ultra Series International Stock Fund. On and after May 1, 2010, we will process allocations to any Subaccount previously investing in the merged funds in the Subaccount investing in the corresponding surviving fund.

AIM Variable Insurance Funds(Invesco Variable Insurance Funds)

Invesco V.I. Global Real Estate Fund (Series II). This Fund seeks a high total return through growth of capital and current income. The Fund invests, normally, at least 80% of its assets in securities of real estate and real estate-related companies.

Invesco V.I. Government Securities Fund (Series II). This Fund seeks a high level of current income consistent with reasonable concern for safety of principal.

Invesco Advisors, Inc. serves as the investment adviser to the AIM Variable Insurance Funds(Invesco Variable Insurance Funds).


BlackRock Variable Series Fund, Inc.

BlackRock Global Allocation V.I. Fund (Class 3). This Fund seeks to provide a high total return. The Fund invests in equity, debt and money market securities.

BlackRock Advisors, LLC, serves as the investment adviser to the BlackRock Global Allocation V.I. Fund.

Franklin Templeton Variable Insurance Products Trust

Franklin High Income Securities Fund (Class 4). This Fund seeks a high level of current income with capital appreciation as a secondary goal. The Fund normally invests 66% to 80% or more in debt securities offering high yield (commonly known as "junk bonds") and expected total return.

Franklin Income Securities (Class 4). This Fund seeks to maximize income while maintaining prospects for capital appreciation. The Fund normally invests in both equity and debt securities. The Fund seeks income by investing in corporate, foreign and U.S. Treasury bonds as well as stocks with dividend yields the manager believes are attractive.

Mutual Global Discovery Securities Fund (Class 4). This Fund seeks capital appreciation. The Fund normally invests 66% to 80% in U.S. and foreign equity securities that the manager believes are undervalued. The Fund also invests, to a lesser extent, in risk arbitrage securities and distressed companies.

Franklin Advisors, Inc. serves as the investment adviser to the Franklin High Income Securities Fund and the Franklin Income Securities Fund. Franklin Mutual Advisers LLC serves as the investment adviser to the Mutual Global Discovery Securities Fund.

Oppenheimer Variable Account Funds

Oppenheimer Main Street Small Cap Fund/VA (Service Class). This Fund seeks capital appreciation by investing mainly in common stocks of small-capitalization U.S. companies based on analyses using fundamental analysis and quantitative models.

Oppenheimer Main Street Fund/VA (Service Class). This Fund seeks high total return. The Fund currently invests mainly in common stocks of U.S. companies of different capitalization ranges based on fundamental analysis and quantitative models. The Fund currently focuses on larger capitalization issuers.

OppenheimerFunds, Inc. serves as the investment adviser to the Oppenheimer Variable Account Funds.

Panorama Series Funds, Inc.

Oppenheimer International Growth Fund/VA (Service Class). This Fund seeks long-term capital appreciation investing under normal circumstances, at least 65% of its total assets in equity securities of issuers in at least three different countries outside the United States.

OppenheimerFunds, Inc. serves as the investment adviser to the Panorama Series Funds, Inc.


PIMCO Variable Insurance Trust
CommodityRealReturn(R) Strategy Portfolio (Advisor Class). The Portfolio seeks maximum real return consistent with prudent investment management. The portfolio seeks to achieve its investment objective by investing under normal circumstances in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other Fixed Income Instruments. The Portfolio invests in commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures and options on futures, that provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities. The Portfolio may also invest in common and preferred stocks as well as convertible securities of issuers in commodity-related industries.

The Portfolio will seek to gain exposure to the commodity markets primarily through investments in leveraged or unleveraged commodity index-linked notes, which are derivative debt instruments with principal and/or coupon payments linked to the performance of commodity indices, and through investments in the PIMCO Cayman Commodity Portfolio I Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the "CRRS Subsidiary"). These commodity index-linked notes are sometimes referred to as "structured notes" because the terms of these notes may be structured by the issuer and the purchaser of the note. The value of these notes will rise or fall in response to changes in the underlying commodity or related index of investment. The Portfolio may also gain exposure to commodity markets by investing in the CRRS Subsidiary. The CRRS Subsidiary is advised by PIMCO, and has the same investment objective as the Portfolio.

Total Return Portfolio (Advisor Class). The portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Index (formerly named the Lehman Brothers U.S. Aggregate Index), which as of March 31, 2009 was 3.73 years. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's, or equivalently rated by S&P or Fitch or, if unrated, determined by PIMCO to be of comparable quality.

Global Bond Portfolio (Unhedged) (Advisor Class). This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. The Portfolio may invest, without limitation, in securities and instruments that are economically tied to emerging market countries. The Portfolio normally invests at least 25% of its net assets in instruments that are economically tied to foreign (non-U.S.) countries. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the JPMorgan GBI Global FX New York Index Unhedged in USD, which as of March 31, 2009 was 6.39 years.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

PIMCO serves as the investment adviser to the PIMCO Variable Insurance Trust.


Van Kampen Life Investment Trust

Van Kampen Life Investment Trust Mid Cap Growth Portfolio (Class II). This Fund seeks capital growth by investing primarily in common stocks and other equity securities of medium-sized growth companies.

Van Kampen Life Investment Trust Growth and Income Portfolio (Class II). This Fund seeks long-term growth of capital and income by investing primarily in income-producing equity securities, including common stocks and convertible securities.

Van Kampen Asset Management serves as the investment adviser to the Van Kampen Life Investment Trust.

The Funds described above are not available for purchase directly by the general public, and are not the same as other mutual funds with very similar or nearly identical names that are sold directly to the public.

The investment performance and results of the Funds may be lower, or higher, than the investment results of such other (publicly available) portfolios.

There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment advisor and the same investment objectives and policies, and a very similar name.




AVAILABILITY OF FUNDS
The Variable Account purchases shares of a Fund in accordance with a participation agreement. If a participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

SERVICING FEES
We have entered into agreements with the investment adviser or distributor of certain Funds pursuant to which the investment adviser or principal underwriter pays us a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts established by us and our affiliates) in the Fund. These percentages vary and currently range from 0.10% to 0.25% of each Fund's average daily net assets. The percentage amount is based on assets of the particular Fund attributable to the Contract issued by us (or an affiliate). The amounts we receive under the servicing agreements may be significant.

The servicing fees are for administrative services provided to the Funds by us and our affiliates. These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Funds. Owners, through their indirect investment in the Funds, bear the costs of the investment management fees.

In addition, each of the Funds has adopted Rule 12b-1 distribution and/or services plans. Such plans allow the Fund to pay fees to those who sell or distribute Fund shares and/or provide services to shareholders and Owners. Each of those Funds describes its Rule 12b-1 plan in its prospectus. Under certain Rule 12b-1 plans, we may receive fees for providing shareholder services to Funds. Furthermore, under certain Rule 12b-1 plans, CBSI may receive fees for providing distribution services to the Funds. Rule 12b-1 fees are deducted from Fund assets and, therefore, are indirectly borne by Contract Owners.


As disclosed above, we have a minority ownership interest in Madison Asset Management, LLC, the investment advisor for the Ultra Series Fund. We expect to receive revenue from that ownership interest.


VOTING RIGHTS
Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts to which they have allocated. We will vote Fund shares attributable to Owners at shareholder meetings based on instructions from such Owners. However, if the law changes and we are allowed to vote in our own right, we may elect to do so.

Owners with voting rights in a Fund will be notified of issues requiring shareholder vote as soon as possible before the shareholder meeting. They will be provided with materials that describe the proposal(s) and information on how to provide us voting instructions. We will vote shares for which no instructions are received in the same proportion as those that are received. This means that a small number of Owners may control the outcome of the vote.

Before the Payout Date, the number of shares an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund. On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The determination will be made as of the record date set by the Fund.

MATERIAL CONFLICTS
The Funds may be offered to both separate accounts funding variable universal life insurance policies and to separate accounts funding variable annuity contracts; to separate accounts of affiliated and unaffiliated insurance companies; and to employee benefit plans that may or may not be affiliated with us. We do not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts or employee benefit plans in which the Funds are available. Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and other Fund shareholders. If a material conflict occurs, we will take steps to protect Owners and variable annuity Payees, which may include withdrawing the Variable Account from participation in the Fund(s) involved in the conflict.

FUND SUBSTITUTION
We may substitute shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs:

    (1) shares of a current Fund are no longer available for investment; or

    (2) further investment in a Fund is inappropriate.

The substituted funds may have higher fees and expenses. Funds and classes may be added to the product, but their availability may be limited to certain categories of Owners. Funds may also be closed to allocations of purchase payments or Contract Value, or both, and to all or only certain categories of Owners. No substitution, elimination, or combination of shares may take place without any required approval of the SEC and state insurance departments and required notice to you.

THE FIXED ACCOUNT


The Fixed Account is a part of our General Account, which contains all of our assets other than those in separate accounts. The General Account is used to support our annuity and insurance obligations, and is not segregated or insulated from the claims of our creditors. Owners look to our financial strength for our insurance guarantees. More specifically, any guarantees under your Contract that exceed your Contract Value are supported by our General Account (and not the Variable Account). Therefore, any amounts that we may be obligated to pay in excess of Contract Value are subject to (i) our financial strength and claims-paying ability, and (ii) the risk that we may not be able to cover, or may default on, our obligations under those guarantees. The financial statements provided in the Statement of Additional Information include a discussion of our General Account investments. However, Owners have no ownership interest in the General Account assets and do not participate in the performance of the General Account.


The General Account is not subject to the same laws as the Variable Account and the SEC has not reviewed material in this Prospectus relating to the Fixed Account. However, information relating to the Fixed Account is subject to federal securities laws relating to accuracy and completeness of prospectus disclosure.

We may restrict purchase payments and transfers to the Fixed Account if the yield on investments does not support the statutory minimum interest rate. We may also restrict purchase payments and transfers to the Fixed Account if your Fixed Account Value exceeds $1 million. For Contracts issued in Connecticut, we may restrict allocations to a Fixed Account to the lesser of 25% of the Contract Value or $100,000. Contact your agent or us to determine if the Fixed Account is available.


Fixed Periods. We offer a DCA six-month Fixed Period. For Connecticut residents, a one-year Fixed Period is also available. You may allocate purchase payments, any Contract Value Increase Enhancements and any Purchase Payment Credits to the Fixed Account for the Fixed Period you designate. Connecticut residents may also transfer from Subaccount(s) into the one-year Fixed Period. Transfers into a DCA Fixed Period are not permitted. The DCA Fixed Period is used in connection with a dollar cost averaging program. See "DESCRIPTION OF THE CONTRACT, Transfer Privileges" for more information. Prior to May 1, 2010, we offered a one-year DCA Fixed Account on all Contracts where permitted by state law. We no longer offer this option. Non-Connecticut Owners with a Contract Value allocated to the one-year DCA Fixed Period may continue in that period until its expiration.


When you allocate to the Fixed Account, that Fixed Amount will earn at least the minimum guaranteed interest rate stated on your Date Page, which in no case will be less than the statutory minimum interest rate, for the Fixed Period selected. We may, but are not obligated to, credit your Fixed Amount with a higher current interest rate. We have no constant formula for determining current interest rates. Fixed Contract Value will not share in the investment performance of our General Account. Any interest credited on

Fixed Amounts in excess of the minimum guaranteed interest rate will be determined in our sole discretion. The Owner, therefore, assumes the risk that interest credited may not exceed the minimum guaranteed rate. Contact your agent or us for more information on the minimum guaranteed interest rate and the current interest rate.

Owners may not select Fixed Periods with expiration dates later than the Contract's current Payout Date.

For Connecticut residents, during the 30-day period prior to the expiration of the one-year Fixed Period, the Owner may transfer the Fixed Amount related to that Fixed Period to any Subaccount available at that time. If an Owner does not provide instructions as to how to reinvest the Fixed Amount, then on the expiration date we will invest the Fixed Amount in another one-year Fixed Period. If, at the expiration of a Fixed Period, less than one year remains until the Payout Date, we will credit the Fixed Amount at least the minimum guaranteed interest rate in effect for your Contract until the Payout Date.

If you designate your Fixed Amount to the DCA Fixed Period, you must make monthly transfers from the Fixed Account to Subaccount(s) you designate in minimum amounts that will fully amortize the Fixed Amount as of the expiration date of the applicable DCA Fixed Period. You can also transfer Fixed Amounts designated to a DCA Fixed Period to available Subaccount(s) at any time.

Fixed Contract Value. The Fixed Contract Value reflects (if applicable):

    o Net Purchase Payments;
    o any Contract Value Increase Enhancement and Purchase Payment Credits allocated to and Contract Value transferred to the Fixed Account;
    o Interest credited to Contract Value in the Fixed Account;
    o Transfers of Contract Value out of the Fixed Account;
    o Surrenders and partial withdrawals from the Fixed Account (including any applicable surrender charges); and
    o Charges assessed in connection with the Contract.

Fixed Amounts are withdrawn or surrendered on a first-in-first-out basis. The Fixed Account Value is the sum of Fixed Amounts under the Contract. The Fixed Contract Value is guaranteed to accumulate at a minimum effective annual interest rate shown on your Data Pages.

The Fixed Account varies according to the state in which the Contract is issued. Contact your agent or us for information on the availability of the Fixed Account in your state. If you allocated to the Fixed Account prior to May 1, 2009, please see your Contract or contact your agent or us for information on the terms of that apply to your Fixed Amount. You may also find additional information in the Prospectus in effect at the time of your allocation.

                           DESCRIPTION OF THE CONTRACT
================================================================================

ISSUANCE OF A CONTRACT
In order to purchase a Contract, application must be made through a registered representative of CBSI or a registered representative of a broker-dealer that has a selling agreement with CBSI, who in either case must also be appointed as our insurance agent. Applications and initial purchase payments submitted to such agents cannot be processed until we receive them from such representatives at our Mailing Address. There may be delays in our receipt of application that are outside of our control because of the failure of an agent to forward the application to us promptly, or because of delays in determining that the Contract is suitable for you. Any such delays will affect when your Contract is issued and when your purchase payment is allocated among the Subaccounts. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code, except that Contracts are not available to be used as funding vehicles for Code Section 403(b) retirement programs. Neither the Owner nor the Annuitant may be older than age 85 on the Contract Issue Date.

RIGHT TO EXAMINE


The Contract provides for an initial "right to examine" period. The Owner may reject the Contract for any reason within 10 days of receiving it. In some states this period may be longer than 10 days, which, depending on the state, may apply to all Contracts or only to a Contract that is a replacement of another annuity contract. The Contract may be cancelled by Written Request to an agent or to us at our Mailing Address, within 10 days of receipt.

Depending upon the state of issuance of the Contract, the Owner is subject to market risk during the right to examine period. If you are subject to market risk and you choose to reject the Contract during the right to examine period, we will return to you your Contract Value less any Purchase Payment Credits, as calculated on the date we receive a Written Request in good order. Some states may instead require that we refund your purchase payments to you. If your Contract was issued in such state and you choose to reject the Contract during the right to examine period, we will return to you the greater of (1) your Contract Value less any Purchase Payment Credits, as calculated on the date we receive your Written Request in good order or (2) your purchase payments less any withdrawals. We may require that you return your Contract.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by us.

CLASSES
The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and mortality and expense risk charges. Depending on your needs and preferences, you can choose the Class that best meets your needs. Before we issue your Contract, you must select one of the two Classes offered in the Contract. Once you select a Class, you cannot change it:

B-Share Class - imposes a surrender charge on withdrawals of up to 8% of each purchase payment. This percentage decreases by 1% annually over the seven years following the date each purchase payment is credited to your Contract. Each purchase payment carries its own surrender charge, and therefore payment of additional purchase payments will increase the surrender charge amount should you surrender or take a withdrawal from your Contract over the following seven years.

Please note, however, that for Contracts issued in connection with plans qualified under Section 457(f) of the Code under the B-Share Class, the surrender charge is based on the Contract Year and not on the number of years the purchase payment has been in the Contract, unless you choose the Extra Credit Plan. The surrender charge is 8% of payment withdrawn within one year of the Contract Issue Date. The surrender charge decreases by 1% for each full year that passes from the issue date until the seventh full year has passed, at which point the surrender charge is zero.

The mortality and expense risk charge for B-Share Class Contracts is 1.15% (assessed daily, as an annual percentage of average Variable Contract Value).

L-Share Class - imposes a surrender charge on withdrawals of up to 8% of each purchase payment. This percentage decreases by 1% annually over the four years following the date each payment is credited to your Contract. Beginning on the fifth Contract Anniversary, there is no surrender charge on any purchase payments. The mortality and expense risk charge for L-Share Class Contracts is 1.65% (assessed daily, as an annual percentage of average Variable Contract Value).

You may wish to purchase a B-Share Class Contract if you are not concerned about the need for access to 100% of your Contract Value without paying a surrender charge over the seven years after you make a purchase payment. The B-Share Class Contract's mortality and expense risk changes are lower than those of the L-Share Class Contracts. Also, you may only elect the Purchase Payment Credit Benefit if you elect the B-Share Class.

You may wish to purchase an L-Share Class Contract if you feel you will need access to 100% of your money without paying a surrender charge after four years from the Contract Issue date. You will pay higher expenses (including higher mortality and expense risk charge) for this additional liquidity.

PURCHASE PAYMENTS
The minimum amount required to purchase a Contract depends upon several factors. The minimum purchase amount we must receive during the first 12 months of the Contract is:

--------------------------------------------------------------------------------
 Minimum Purchase        Type of Purchase
--------------------------------------------------------------------------------
 $5,000                  All purchases, except as described below.
--------------------------------------------------------------------------------
 $2,000                  For Contracts that qualify for special federal income
                         tax treatment under Sections 401, 403(b), 408, 408A,
                         or 457 of the Code. This category includes qualified
                         pension plans, tax-sheltered annuities, individual
                         retirement accounts, and certain deferred compensation
                         plans. Effective November 15, 2007, new Contracts are
                         not available to be used as funding vehicles for Code
                         Section 403(b) retirement programs.
--------------------------------------------------------------------------------
 Value of the contract   The value of a contract exchanged pursuant to Section
 exchanged               1035 of the Code, if we approve the transaction prior
                         to the exchange.
--------------------------------------------------------------------------------
 $2,000                  For a Contract sold to our employees and those of our
                         subsidiaries and to registered representatives and
                         other persons associated with CBSI. This category
                         includes both individual retirement accounts and
                         non-individual retirement accounts.
--------------------------------------------------------------------------------

Unless the minimum purchase amount is paid in full at the time of application, an automatic purchase payment plan must be established to schedule regular payments during the first 12 months of the Contract. Under our automatic purchase payment plan, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a credit union account, bank account or other source.

The amount paid at time of application and the regular payment schedule established under the automatic purchase plan must total at least the amount shown above as a minimum purchase amount. For example, if $5,000 is the required minimum purchase amount, a $2,000 payment at the time of application and an automatic payment plan amount of $272.73 a month for the next 11 months would be sufficient. Similarly, if $2,000 is the required minimum purchase amount, an initial purchase payment of $166.74 and an automatic payment plan amount of $166.66 for each of the next 11 months would be sufficient. (Tax law limits the amount of annual contributions that we are permitted to accept for an individual retirement account, except in the case of a rollover or transfer.) The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required (so long as the minimum purchase amount has been paid).

We may choose not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday, (2) purchase payments of less than $100, (3) purchase payments in excess of $1 million, and (4) any additional purchase payments, if mandated under applicable law. Effective January 1, 2009, we no longer accept purchase payments that are salary deferrals from Contracts used as funding vehicles for Code Section 403(b) retirement programs.

CONTRACT VALUE INCREASE ENHANCEMENT
When the Owner makes a purchase payment, we will increase the Owner's Contract Value by a specified percentage to the extent the Owner's cumulative Net Purchase Payments meet or exceed $500,000. Cumulative Net Purchase Payments equal the total of all Net Purchase Payments that we have received less any partial withdrawals (including any associated surrender charges) that the Owner has made.

The amount of the Contract Value Increase Enhancement varies by cumulative Net Purchase Payment levels. The chart below sets forth the cumulative Net Purchase Payment levels with the associated increase percentages:

     --------------------------------------------------------------------
      Cumulative Net Purchase Payment Levels       Increase Percentage
     --------------------------------------------------------------------
      $500,000 through $999,999.99                 0.50%
     --------------------------------------------------------------------
      $1,000,000 and above                         0.70%
     --------------------------------------------------------------------

We will calculate the Contract Value Increase Enhancement as follows:

    (a) cumulative Net Purchase Payments; multiplied by
    (b) the applicable increase percentage; minus
    (c) any prior increases to Contract Value as a result of the Contract Value Increase Enhancement.

We will allocate the amount of the Contract Value Increase Endorsement pro-rata according to the Owner's current purchase payment allocation in the share class elected by the Owner.

We fund the Contract Value Increase Enhancement from our General Account. Therefore, you may wish to consider our financial strength in connection with our ability to meet our obligations to fund the Contract Value Increase Enhancement. We do not charge Owners for the Contract Value Increase Enhancement.

We will treat the Contract Value Increase Enhancement as Contract earnings. The Contract Value Increase Enhancement will not be subject to any applicable surrender charge. Contract Value Increase Enhancements are not purchase payments, and therefore, do not increase the amount of surrender charges we assess. However, they will be subject to the same charges as the base Contract class. The Contract Value Increase Enhancement may not be available in all states.


If you elect the Purchase Payment Credit Benefit, that benefit will replace any Contract Value Increase Enhancement Benefit. You may not receive both benefits.


EXTRA CREDIT PLAN
The Extra Credit Plan is a Purchase Payment Credit Benefit endorsement. Under the endorsement, each time you make a purchase payment, we will enhance, at a cost, your Contract Value by 4% to 6% based on the cumulative Net Purchase Payment levels, as illustrated in the following table:

     --------------------------------------------------------------------
     Cumulative Net Purchase Payments             Purchase Payment Credit
     --------------------------------------------------------------------
     Less than $250,000                                      4%
     --------------------------------------------------------------------
     At least $250,000 but less than $500,000                5%
     --------------------------------------------------------------------
     $500,000 or more                                        6%
     --------------------------------------------------------------------

We will calculate and apply Purchase Payment Credits the same day that your purchase payment is applied to your Contract Value. The amount of the increase will be any increase due less any prior increases that have been credited. Further, we will allocate the amount of the Purchase Payment Credits pro-rata according to your current purchase payment allocation instructions. Currently, once a purchase payment is credited to your Contract Value, it is yours to keep.

The Contract's mortality and expense risk charges, and surrender charges are higher if you elect to receive Purchase Payments Credits. However, we will not assess charges for the Purchase Payment Credit Benefit against Contract Value in the Fixed Account.

With the Purchase Payment Credit Benefit, the surrender charge we assess will be 1% higher than it would be for a B-Share Class Contract without Purchase Payment Credits. However, the duration during which we assess surrender charges, generally seven years from the date we applied the purchase payment, will remain the same. We will treat Purchase Payment Credits as Contract earnings for surrender charge and tax purposes.

In addition to the higher surrender charge rates, the assumptions we use in assessing the surrender charge will change. We will no longer assume that earnings are withdrawn first. (See CHARGES AND DEDUCTIONS.)

The Purchase Payment Credit Benefit is not available if you elect the L-Share Class or if you elect the Earnings Enhanced Death Benefit.


If you choose the Purchase Payment Credit Benefit, that benefit will replace any Contract Value Increase Enhancement Benefit. You may not receive both benefits.


Examples.

Example 1: The Owner submits $1,000,000 purchase payment at Contract issue.

    o The Purchase Payment Credit is $1,000,000 x 6% = $60,000.

    o No prior Purchase Payment Credits have been applied, so we apply the full amount of the Purchase Payment Credit.

Example 2: The Owner submits a $200,000 purchase payment at Contract issue; the Owner makes an additional $500,000 purchase payment on the first Contract Anniversary.

    o We apply a Purchase Payment Credit at issue of $200,000 x 4% = $8,000.

    o At the time of the additional purchase payment.
      o   Cumulative purchase payments equal $200,000 + $500,000 = $700,000.
      o   Purchase Payment Credits due are $700,000 x 6% = $42,000.
      o   The Purchase Payment Credits we previously applied = $8,000.
      o   Purchase Payment Credits we apply are $42,000 - $8,000 = $34,000.

Example 3: The Owner submits a $200,000 purchase payment at Contract issue; the Owner makes an additional $200,000 purchase payment on the first Contract Anniversary; the Owner takes a $75,000 partial withdrawal, and then the Owner submits a $500,000 purchase payment.

       o At issue, the purchase payments we apply are $200,000 * 4% = $8,000.

       o At the time of the $200,000 additional purchase payment:
           o Cumulative purchase payments equal $200,000 + $200,000 = $400,000.

           o Purchase Payment Credits due are $400,000 * 5% = $20,000.

           o Total applied with the first additional purchase payment is $20,000 - $8,000 = $12,000.

       o With the $75,000 partial withdrawal:
           o Cumulative purchase payments equal $400,000 - $75,000 = $325,000.

           o We will not "recapture" Purchase Payment Credits.

       o With the $500,000 additional purchase payment:
           o Cumulative purchase payments equal $325,000 + $500,000 = $825,000.

           o Purchase Payment Credits due are $825,000 * 6% = $49,500.

           o The Purchase Payment Credits we previously applied = $20,000.

           o The Purchase Payment Credits we credit are $49,500 - $20,000 = $29,500.

The Purchase Payment Credit Benefit may not be available in all states. We may discontinue offering the Purchase Payment Credit Benefit at any time.

We expect to make a profit from these Purchase Payment Credits. In addition, the amount of the Purchase Payment Credits may be more than offset by the additional fees and charges associated with them.

ALLOCATION OF PURCHASE PAYMENTS
We allocate purchase payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, to Subaccounts and/or the Fixed Account as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. If permitted, an allocation to the Fixed Account must be for at least $1,000. A requested allocation of less than $1,000 to the Fixed Account will be transferred to the either the Ultra Series Money Market Class I Subaccount or the Ultra Series Money Market Class II Subaccount, as available for your Contract.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment, Contract Value Increase Enhancements and Purchase Payment Credits, if any, will be allocated to Subaccount(s) you choose within two Valuation Days of receipt by us at our Mailing Address. If the application is not properly completed, we may retain the purchase payment for up to five Valuation Days while we attempt to complete the application. If information which completes the application is received after the close of regular business on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the 5-day period, we will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to us retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment, Contract Value Increase Enhancements and Purchase Payment Credits, if any, will be allocated as designated by the Owner within two Valuation Days.

We will process additional purchase payments at the Accumulation Unit value next determined after the request is received in good order at our Mailing Address. If we receive your purchase payment on a Valuation Day at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time), your purchase payment will be applied with that day's Accumulation Unit value.

To assist you with making your Subaccount selections, we offer at no cost to you, static asset allocation models. The asset allocation models have preset percentage allocations and have been established based on various risk tolerances. If you choose to use the asset allocation models, you may only choose one model. The currently available allocation models are as follows:


--------------------------------------------------------------------------------
          Model(1)                   Mix                Subaccounts(2)
--------------------------------------------------------------------------------
Conservative Growth Model            14%   Ultra Series Large Cap Growth
                                     12%   Van Kampen Growth & Income II
                                      5%   Ultra Series International Stock
                                      4%   Oppenheimer International Growth
                                      2%   Invesco V.I. Global Real Estate
                                      3%   PIMCO CommodityRealReturn Strategy
                                     15%   PIMCO Total Return
                                     35%   Invesco V.I. Government Securities
                                     10%   PIMCO Global Bond
--------------------------------------------------------------------------------
Balanced Model                       16%   Ultra Series Large Cap Growth
                                     13%   Van Kampen Growth & Income II
                                      4%   Ultra Series Mid Cap
                                      7%   Ultra Series International Stock
                                      5%   Oppenheimer International Growth
                                      2%   Invesco V.I. Global Real Estate
                                      3%   PIMCO CommodityRealReturn Strategy
                                      3%   Franklin High Income Securities
                                      3%   Ultra Series High Income
                                     12%   PIMCO Total Return
                                     24%   Invesco V.I. Government Securities
                                      8%   PIMCO Global Bond
--------------------------------------------------------------------------------
Moderate Growth Model                18%   Ultra Series Large Cap Growth
                                     14%   Van Kampen Growth & Income II
                                      5%   Ultra Series Mid Cap
                                      2%   Oppenheimer Main Street Small Cap
                                      9%   Ultra Series International Stock
                                      6%   Oppenheimer International Growth
                                      3%   Invesco V.I. Global Real Estate
                                      3%   PIMCO CommodityRealReturn Strategy
                                      3%   Franklin High Income Securities
                                      6%   Ultra Series Fund High Income
                                      9%   PIMCO Total Return
                                     16%   Invesco V.I. Government Securities
                                      6%   PIMCO Global Bond
--------------------------------------------------------------------------------
Growth Model(2)                      20%   Ultra Series Large Cap Growth
                                     15%   Van Kampen Growth & Income II
                                      6%   Ultra Series Mid Cap
                                      3%   Oppenheimer Main Street Small Cap
                                     11%   Ultra Series International Stock
                                      6%   Oppenheimer International Growth
                                      4%   Invesco V.I. Global Real Estate
                                      5%   PIMCO CommodityRealReturn Strategy
                                      3%   Franklin High Income Securities
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Model(1)                   Mix                Subaccounts(2)
--------------------------------------------------------------------------------
                                      6%   Ultra Series High Income
                                      6%   PIMCO Total Return
                                      9%   Invesco V.I. Government Securities
                                      6%   PIMCO Global Bond
--------------------------------------------------------------------------------
Aggressive Growth Model              22%   Ultra Series Large Cap Growth
                                     16%   Van Kampen Growth & Income II
                                      7%   Ultra Series Mid Cap
                                      6%   Oppenheimer Main Street Small Cap
                                     12%   Ultra Series International Stock
                                      7%   Oppenheimer International Growth
                                      5%   Invesco V.I. Global Real Estate
                                      5%   PIMCO CommodityRealReturn Strategy
                                      2%   Franklin High Income Securities
                                      5%   Ultra Series High Income
                                      4%   PIMCO Total Return
                                      5%   Invesco V.I. Government Securities
                                      4%   PIMCO Global Bond
--------------------------------------------------------------------------------
Risk-Managed Funds Model             20%   Ultra Series Conservative Allocation
                                     45%   Ultra Series Moderate Allocation
                                     15%   Ultra Series Equity Income
                                     10%   Ultra Series Bond Fund
                                     10%   Ultra Series Diversified Income
--------------------------------------------------------------------------------

(1)These models are not available if you purchased a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider before the current May 1, 2010 version was available in your state. The models that are available to you are listed in the Appendices to this Prospectus.
(2)For the Ultra Series Fund, the models are composed of either the Class I or the Class II Subaccount depending on which Subaccount is available for your Contract.


Subject to any approval, notice or consent required by applicable law, we may:

    (i)   add allocation models without prior notice;
    (ii)  remove or substitute allocation models; and
    (iii) substitute Subaccount(s) within an available allocation model.

If we remove an allocation model, existing Contracts that are using the model at the time it is removed may continue to use it. The removed allocation model will not be available for newly issued Contracts nor will existing Contracts be able to switch to the removed model.

While your funds will be initially allocated to each Subaccount in the percentages specified by the model you select, if any, the actual percentage of your Contract Value allocated to a particular Subaccount may change over time due to factors such as changes in the market value of the underlying fund's portfolio. By choosing an allocation model, you are directing us to automatically rebalance your Contract Value each Contract Anniversary in accordance with the allocation model.

If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, not all of these allocation models will be available to you.

CONTRACT VALUE
The Contract Value is the sum of Variable Contract Value, Fixed Contract Value and the value in the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e., Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Net Purchase Payment, Contract Value Increase Enhancements or Purchase Payment Credits, if applied, allocated to a Subaccount or Contract Value transferred to a Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments and Contract Value Increase Enhancement or Purchase Payment Credits, if applicable, or allocations. The number of Accumulation Units does not change as a result of investment experience. Any Contract Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

    (1) Is:

        (a) the net assets of the Subaccount as of the end of the Valuation Period;
        (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

    (2) The daily charges for mortality and expense risks and administrative expenses and any applicable surrender charge multiplied by the number of days in the Valuation Period.
    (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

TRANSFER PRIVILEGES

General. Before the Payout Date, the Owner may make transfers between the Subaccounts and the Fixed Account as described below.

    o Transfers from Subaccount(s) to the Fixed Account are not permitted for the DCA Fixed Periods.
    o Transfers from the Fixed Account to Subaccount(s) are permitted at any time for the DCA Fixed Periods.
    o A minimum monthly transfer from the Fixed Account to Subaccount(s) you designate is required for the DCA Fixed Periods. If no Subaccounts are designated, the minimum transfer amount will be transferred to either the Ultra Series Money Market Class I Subaccount or the Ultra Series Money Market Class II Subaccount, as available for your Contract. The minimum transfer amount is the monthly sum that will amortize the Fixed Amount designated to a DCA Fixed Period on the expiration of the applicable DCA Fixed Period.
    o For Connecticut residents, transfers from Subaccount(s) to the Fixed Account are only permitted for the one-year Fixed Period and must be at least $1,000 (lesser amounts received are allocated to the either the Ultra Series Money Market Class I Subaccount or the Ultra Series Money Market Class II Subaccount, as available for your Contract). In addition, the end of the one-year Fixed Period may not extend beyond the Payout Date at the time of the transfer.
    o For Connecticut residents, transfers from the Fixed Account to Subaccount(s) for the one-year Fixed Period are permitted only during the 30-day period before the expiration of the one-year Fixed Period.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received in good order. If we receive a transfer request in good order at our Mailing Address by the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day, your request will be processed using that day's Accumulation Unit value.

No fee is currently charged for transfers but we may charge $10 for each transfer. Required transfers from the Fixed Account with respect to a DCA Fixed Period are not subject to a transfer fee.

Transfers may be made by Written Request, fax, Internet, or by telephone.

We will send a written confirmation of all transfers. We will use reasonable procedures to confirm that fax, Internet, or telephone instructions are genuine. These procedures may include requiring callers to identify themselves and the Owner or others (e.g., Beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with fax, Internet, or telephone transactions. Anyone authorizing or making fax, Internet, or telephone requests bears those risks. We will not be liable for any losses resulting from unauthorized or allegedly unauthorized fax, Internet, or telephone requests that we believe are genuine.

We may record telephone requests. We may suspend fax, Internet or telephone instructions at any time for any class of Contracts for any reason.

Fax, Internet and telephone service may not always be available. All of these services, whether they are yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. For example, communications may not be available due to natural disasters (such as hurricanes or earthquakes), man-made disasters (such as acts of terrorism, computer failures, electrical blackouts, or certain fires), or simply because of a high number of users (which is likely to occur during periods of high market turbulence). These outages or slowdowns may delay or prevent processing your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to us at our Mailing Address.

We may modify, restrict, or terminate the transfer privileges at any time for any reason.


If you elect a Guaranteed Lifetime Withdrawal Benefit or a Guaranteed Minimum Accumulation Benefit rider, you must allocate to a Benefit Allocation Plan. The allocation restrictions are required for those benefits to remain in effect restrict the transfers you may make, and may require a specific dollar amount to be allocated to the Foundation Account based on your Lifetime Benefit Basis or

Benefit Basis, as applicable, multiplied by the percentage required to be allocated to the Foundation Account for the Benefit Allocation Plan you elected. If you violate an allocation restriction associated with your Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefits rider by transferring out of an available Benefit Allocation Plan or from the Foundation Account, your benefit will terminate unless otherwise prohibited by applicable law. (See OPTIONAL RIDER BENEFITS).


Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners allocating purchase payments to the Subaccounts and other Fund shareholders, not just the Owner making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, we have certain policies and procedures ("Frequent Transfers Procedures").

Detection. We employ various means in an attempt to detect, deter, and prevent inappropriate frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. We may vary the Frequent Transfers Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, we will apply the Frequent Transfers Procedures, including any variance in the Frequent Transfers Procedures by Subaccount, uniformly to all Owners. We also coordinate with the Funds to identify potentially inappropriate frequent trading, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Frequent Transfers Procedures.


Despite our best efforts, we may not be able to detect nor stop all harmful transfers.


Deterrence. If we determine under the Frequent Transfers Procedures that an Owner has engaged in inappropriate frequent transfers, we notify Owner that from that date forward, for three months from the date we mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by Written Request with an original signature conveyed through the U.S. mail or overnight delivery service.

In our sole discretion, we may revise the Frequent Transfers Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or
(iii) impose additional or alternate restrictions on Owners who make inappropriate frequent transfers (such as dollars or percentage limits on transfers). We also may, to the extent permitted by applicable law, implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, we may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, we also may defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Funds. You should be aware that we are contractually obligated to prohibit purchases and transfers or redemptions of Fund shares at the Fund's request.

We currently do not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our policies in deterring inappropriate frequent transfers or other disruptive transfers and in preventing or limiting harm from such transfers.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite our best efforts, we cannot guarantee that the Frequent Transfers Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. We apply the Frequent Transfers Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds have adopted their own policies and procedures with respect to inappropriate frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the polices and procedures we have adopted to discourage inappropriate frequent transfers. Accordingly, Owners and other persons who have material rights under the Contracts should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Frequent Transfers Procedures. You should read the prospectuses of the Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in inappropriate frequent transfers, the Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

You should be aware that we are required to provide to a Fund or its designee, promptly upon request, certain information about the transfer activity of individual Owners and, if requested by the Fund, to restrict or prohibit further purchases or transfers by specific Owners identified by the Fund as violating the frequent trading policies established for that Fund.

Dollar Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semi-annual, or annual) level investments over time. The level investments are intended to ensure that you purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) a specified dollar amount from either the Ultra Series Money Market Class I Subaccount or the Ultra Series Money Market Class II Subaccount, as available for your Contract, to one or more Subaccounts. In addition, for Fixed Amounts designated to a DCA Fixed Period, a minimum monthly amount must be systematically transferred from the Fixed Account to one or more Subaccounts equal to the monthly sum that will amortize the Fixed Amount on the expiration date of the applicable DCA Fixed Period.

Portfolio Rebalancing. An Owner may instruct us to automatically transfer (on a quarterly, semi-annual, or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), we will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule. This is not applicable if the purchase payment allocations include an allocation to the Fixed Account.) If the Owner does not specify a frequency for rebalancing, we will rebalance quarterly. We may stop the portfolio rebalancing programs.

If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, you will be required to participate as a condition to receiving the rider benefit, in the automatic personal rebalancing service if the Benefit Allocation Plan you selected includes two or more funds, other than the Foundation Account. (See OPTIONAL RIDER BENEFITS).

Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

For Fixed Amounts designated to a DCA Fixed Period, Owners may also automatically transfer the interest from the Fixed Account to one or more of the Subaccounts. The minimum automatic transfer amount is $100 per month. If less than $100 is available, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount or Fixed Account from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. We will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. If you elect a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Accumulation Benefit rider, you may only make automatic transfers from a DCA Fixed Period to an available Benefit Allocation Plan. (See OPTIONAL RIDER BENEFITS). We may stop the automatic transfer programs.

SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS

Surrenders. At any time on or before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value by Written Request to us at our Mailing Address. We will process the surrender at the Accumulation Unit value next determined after the Written Request is received at our Mailing Address. If we receive your surrender request in good order at our Mailing Address by the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day, your request will be processed with that day's Accumulation Unit value. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payout Option. We may apply a surrender charge upon surrender.

Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect to receive Purchase Payment Credits, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.

Partial Withdrawals. At any time on or before the Payout Date, an Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. If you are a resident of Texas, we will treat a request that would reduce the Surrender Value to less $2,000 as a full surrender only if (1) no purchase payments were made during the prior two Contract Years,
(2) the total of all purchase payments less partial withdrawals is less than $2,000 and (3) the resulting Contract Value is also less than $2,000.

We will process the withdrawal at the Accumulation Unit value next determined after the request is received at our Mailing Address. If we receive your partial surrender request at our Mailing Address in good order by the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day, your request will be processed with that day's Accumulation Unit value. We may apply a surrender charge upon partial withdrawal, which will be deducted from the remaining Contract Value. Surrender charges only apply to purchase payments. Therefore, even though the percentage rate of the surrender charge assessed against purchase payments increases by 1% if you elect to receive Purchase Payment Credits, surrender charges are never assessed against the Purchase Payment Credits themselves or against Credit Value Increase Enhancements.


The Owner may specify the amount of the partial withdrawal to be made from Subaccounts or the Fixed Account. If the Owner does not so specify, or if the amount in the designated Subaccounts or the Fixed Account is not enough to comply with the request, the partial withdrawal (and any applicable surrender charge) will be made proportionately from the accounts. If you elect a Guaranteed Lifetime Withdrawal Benefit or a Guaranteed Minimum Accumulation Benefit rider; your Benefit Allocation Plan requires an allocation to the Foundation Account and you instruct us to deduct a partial withdrawal from the Foundation Account before the Contract Value in your other allocation options is exhausted, your benefit will terminate unless otherwise prohibited by applicable law. A contingent deferred sales charge may apply to surrenders and partial withdrawals.


Systematic Withdrawals. Owner(s) may elect to receive periodic partial withdrawals under our systematic withdrawal plan. Such withdrawals will be assessed surrender charges. Under the plan, we will make partial withdrawals (on a monthly, quarterly, semi-annual, or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each. Generally, Systematic Withdrawals may only be made from Variable Contract Value Subaccounts. However, Systematic Withdrawals can be made from the Fixed Account to satisfy required minimum distributions or to withdraw interest. The $100 minimum withdrawal requirement may be waived if the withdrawal is necessary to meet the required minimum distribution under the Code; however, any applicable surrender charge will continue to apply. Generally, Owners should be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments. Beginning a systematic withdrawal plan before the Owner reaches age 59 1/2 may have federal income tax implications.

The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate upon the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, (3) the Owner requests that his or her participation in the plan cease, or (4) a surrender charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the surrender charge unless one of the exceptions noted below applies). You should not elect systematic withdrawals if you elect a Guaranteed Lifetime Withdrawal Benefit.

With regard to (4), an Owner may, by Written Request, request that systematic withdrawals continue even though a surrender charge is deducted in connection with such withdrawals. Also with regard to (4), if the withdrawal is necessary to meet the required minimum distribution under the Code or if necessary to make substantially equal payments as required under the Code, we will continue systematic withdrawals even though a surrender charge is deducted.

Automatic Required Minimum Distribution Plan. Certain qualified plans require that you begin to take distributions by age 70 1/2. To help make these distributions, we offer Automatic Required Minimum Distribution plans. The Automatic Required Minimum Distribution plan can be used by individuals participating in a Tax Sheltered Annuity (TSA), Individual Retirement Annuity
(IRA), or Simplified Employee Pension (SEP). If the Owner elects to use this plan, scheduled withdrawals using the previous December 31 year-end value divided by the appropriate life expectancy factor will automatically be taken from their Contract Value. These scheduled withdrawal amounts will satisfy minimum distribution requirements for the value in the Contract. If you plan to take required minimum distributions under your Contract, whether or not you take them under the Automatic Required Minimum Distribution Plan, you should not purchase a Guaranteed Minimum Accumulation Benefit rider because withdrawals will decrease your Guaranteed Minimum Accumulation Benefit Basis.

In connection with the recently adopted Worker, Retiree and Employer Recovery Act of 2008 ("Act"), there are no required minimum distributions from certain qualified defined contribution retirement plans and individual retirement accounts for the 2009 calendar year. If a Contract is held in such an account, the Owner has enrolled in an Automatic Required Minimum Distribution Plan, and the Owner does not instruct the Company to discontinue distributions for 2009, the Company will continue to make distributions as if minimum distributions were required.

Owners, who have not enrolled in an Automatic Required Minimum Distribution Plan and who would have been required to take minimum distributions in 2009 if the Act had not been passed, may enroll in an Automatic Required Minimum Distribution Plan in 2009 and take the distributions that would otherwise have been required.

For both established and new Automatic Required Distribution Plans, the Company will treat such distributions as if they had been required for purposes of the discussion of required minimum distributions in this Prospectus.

An Owner who receives a distribution under an Automatic Required Distribution Plan may re-contribute such distribution to the Contract as a rollover contribution if the distribution is returned to the Company and is received by us at our Mailing Address within 60 days of payment. Such distributions returned in good order will be processed as of the Valuation Day they are received by us at our Mailing Address.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship. Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or partial withdrawals you request from a 403(b) Contract comply with applicable tax requirements before we process your request.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There may be federal income tax implications to surrenders and partial withdrawals. Owners should consult with their tax adviser before requesting a surrender or partial withdrawal. We may stop offering the systematic withdrawal plan at any time.

CONTRACT LOANS
Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974) may borrow from us using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

DEATH BENEFIT BEFORE THE PAYOUT DATE
Naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your agent or financial advisor.

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.


If the new Owner is not the spouse of the deceased Owner, the new Owner may elect, within 60 days of the date we received Due Proof of Death:

    (a) to continue the Contract as the new Owner for up to an additional five years after which, if the Contract has not earlier been surrendered, the Contract will terminate and we will pay the Surrender Value in a single lump sum; or

    (b) to apply the Surrender Value within one year of the deceased Owner's death to one of the Income Payout Options provided that payments are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If the new Owner does not elect one of the above options, we will pay the Surrender Value in a single sum five years from the date of the deceased Owner's death.

Sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.


Death of the Annuitant. If the Annuitant dies before the Payout Date, we will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, we will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date we receive Due Proof of Death of the Annuitant, to apply the death benefit to an Income Payout Option. If the Annuitant who is also an Owner dies, the Beneficiary may only apply the death benefit payment to an Income Payout Option if:

    (1) payments under the option begin within 1 year of the Annuitant's death; and

    (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

In lieu of a lump sum payment, if the Beneficiary is the deceased Annuitant's spouse, then he or she may elect to continue the Contract.

Basic Death Benefit. The basic death benefit is an amount equal to the greater of:

    (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Day we receive Due Proof of Death at our Mailing Address; or
    (2) Contract Value less any Purchase Payment Credits applied to Contract Value within 12 months of the Annuitant's death, as of the Valuation Day we receive Due Proof of Death at our Mailing Address.

The death benefit will be reduced by any outstanding Loan Amount and any applicable premium expense charges not previously deducted. The Contract also offers additional guaranteed death benefit choices as riders to the Contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the riders section for more details.

The death benefit is paid at such time as we are provided all required documentation and proper instructions.

If you elect a Guaranteed Lifetime Withdrawal Benefit rider at the Contract Issue Date, your death benefit will be the death benefit described in your rider. (See OPTIONAL RIDER BENEFITS, Income Protector).

Proportional Adjustment for Partial Withdrawals. When calculating the basic death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the Contract. The proportional adjustment for partial withdrawals is calculated by dividing (1) by
(2) and multiplying the result by (3) where:

    (1)  Is the partial withdrawal amount;
    (2)  Is the Contract Value immediately prior to the partial withdrawal; and
    (3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals (including any applicable surrender charges).

Examples how the death benefit works are provided in Appendix B.

                              MISCELLANEOUS MATTERS
================================================================================

PAYMENTS
Any surrender, partial withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request at our Mailing Address, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

   (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or
   (2)  the SEC permits the postponement for the protection of Owners; or
   (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, we may delay payment until we are certain the check or draft has been honored.

We may defer payment of any surrender, partial withdrawal, or transfer from the Fixed Account for up to six months from the date of receipt of Written Request at our Mailing Address for such a surrender or transfer. In addition, we may defer payment from the Fixed Account for up to two months from the date we receive Due Proof of Death. Interest will be added to the amount paid, if required by a particular jurisdiction. Interest will be calculated at the rate required and for a time period required by law or regulation.

If mandated under applicable law, we may be required to reject a purchase payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

MODIFICATION
Upon notice to the Owner and as permitted by applicable law, we may modify the
Contract:

    (1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency;
    (2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;
    (3)  to reflect a change in the operation of the Variable Account;
    (4) to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

    (5) to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate;
    (6) to transfer assets from the Variable Account to another separate account;
    (7) to deregister the Variable Account under the 1940 Act if such registration is no longer required;
    (8) to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;
    (9) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;
   (10)  to add new funds or remove existing funds;
   (11) to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or
   (12) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, we will make appropriate endorsement to the Contract.

REPORTS TO OWNERS


At least annually, we will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount and each Fixed Amount), purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report, individualized rate of return (based on Contract fees, charges, riders and purchase payments) and any other information required by any applicable law or regulation.


CHANGE OF ADDRESS NOTIFICATION
To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new address. We may also call you to verify the change of address.

INQUIRIES
Inquiries regarding a Contract may be made in writing to us at our Mailing Address. We may charge a fee of up to $50 for each research request.

                              INCOME PAYOUT OPTIONS
================================================================================

PAYOUT DATE AND PROCEEDS


The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date, except that we may allow on a non-discriminatory basis the Payout Date to be as late as 95 if the Contract was issued when the Annuitant was 76 or older. For Qualified Contracts, the Payout Date must be consistent with the requirements of the Code, which may require the Payout Date to be no later than the date the Annuitant is age 70 1/2. If you are a resident of New Jersey, the Payout Date must be at least one year after the Contract Issue Date.


The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received by us at our Mailing Address at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request. The Payout Date may be no earlier than 30 days after the issue date. We are currently waiving the 30 day requirement in (1). However, the Written Request must be received by us at our Mailing Address prior to the current Payout Date.

Your anticipated Payout Date may be extended if you elect a Guaranteed Lifetime Withdrawal Benefit in order for you to continue to receive Lifetime Withdrawals under the terms of that rider. (See OPTIONAL RIDER BENEFITS, Income Protector).

If you are a resident of Oregon, you may be required to wait until the surrender charge period has passed to change your Payout Date. We are currently waiving this requirement for Payout Options on which no surrender charge would be assessed. However, the Written Request must be received by us at our Mailing Address prior to the current Payout Date.

On the Payout Date, the Payout Proceeds will be applied under the Single Life Income Option (or, for joint annuitants, the Joint and Survivor Life Income Option) with 10 years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs we otherwise, amounts in the Fixed Account will be used to provide a Fixed Income Payout Option and amounts in the Variable Account will be used to provide a variable Income Payout Option.

The Payout Proceeds equal the Contract Value:

    (1) minus any applicable surrender charge if Income Payout Option 1 or Option 2 (with variable Income Payments) are selected;
    (2) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

    (3)  minus any applicable Loan Amount; and
    (4)  minus any applicable premium expense charge not yet deducted.

ELECTION OF INCOME PAYOUT OPTIONS
On the Payout Date, the Payout Proceeds will be applied under an available Income Payout Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payout Option is not on file with us at our Mailing Address on the Payout Date, the proceeds will be paid as a life income annuity with payments for 10 years guaranteed. An Income Payout Option may be elected, revoked, or changed by the Owner at any time before the Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request. The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

We may refuse the election of an Income Payout Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payout Option would be less than $2,500, or each Income Payment would be less than $20.00.

FIXED INCOME PAYMENTS
Fixed Income Payments are periodic payments from us to the designated Payee, the amount of which is fixed and guaranteed by us. The amount of each payment depends only on the form and duration of the Income Payout Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. Except for Options 1 and 2A, the income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. For Options 1 and 2A, the income purchase rates are based on an effective annual interest rate of 2%. We may, in our sole discretion, make Income Payments in an amount based on a higher interest rate.

VARIABLE INCOME PAYMENTS
The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first Income Payment is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.

DESCRIPTION OF INCOME PAYOUT OPTIONS
The following describes your Income Payout Options. Unless otherwise noted, once an option is selected and Income Payments begin, the value of any remaining payments cannot be surrendered or withdrawn and paid in a single sum. Not all of these options are available in every state. See your Contract for a description of the options available on your Contract.


In choosing an option, you may wish to consider whether you are most interested in a guaranteed fixed amount; income that varies with investment experience; or income that keeps pace with inflation. You may also want to consider whether you would prefer payment for the lifetime of specified persons or for a period of years certain.

Option 1 - Interest Option - Fixed Income Payments Only. The proceeds are left with us to earn interest at a compound annual rate to we determine but not less than 2%. Interest will be paid every month or every 12 months as the Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states. In the event of the Payee's death, any remaining proceeds would be paid to a successor Payee. If there is no successor Payee, any remaining proceeds will be paid to the Owner's estate.


Option 2A - Installment Option - Fixed Payments. We make fixed monthly Income Payments for a number of years between 5 and 30 selected by the Owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 2B - Installment Option - Variable Payments. We make monthly Income Payments for a number of years between 5 and 30 selected by the Owner. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. The Payee may elect at anytime by Written Request to surrender the income option and receive the commuted value of the remaining payments. The Payee also may elect at any time by Written Request to withdraw a portion of commuted value of the remaining payments (i.e. the future value of your remaining payments will be reduced proportionally by the withdrawal). The commuted value of the payments will be calculated as described in the Contract.

Option 3A - Single Life Income Guaranteed Period Certain. We make monthly Income Payments during the Annuitant's lifetime with the guarantee that payments will be made for a period of five, 10, 15 or 20 years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Single Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Annuitant. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 4A - Joint and Survivor Life Income - Guaranteed Period Certain. We make monthly Income Payments for as long as either of two joint Annuitants remains alive, with the guarantee that payments will be made for a period of five, 10, 15 or 20 years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

The minimum amount of each fixed payment and the initial payment amount for variable Income Payout Options will be determined from the tables in the Contract that apply to the particular option using the Annuitant's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Option 4B - Joint and Survivor Life Income. We make monthly Income Payments for as long as either of two joint Annuitants remains alive. The same as Option 4A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 5A - Single Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Income Payments Only). We make monthly Income Payments adjusted for inflation as described below during the Annuitant's lifetime with the guarantee that payments will be made for a period 10 or 20 years as selected by the Owner. In the event of the Annuitant's death before the expiration of the specified number of years, the Payee or a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 5B - Single Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). We make monthly Income Payments adjusted for inflation as described below for as long as the Annuitant lives. The same as Option 5A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 6A - Joint and Survivor Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Income Payments Only). We make monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remains alive, with the guarantee that payments will be made for a period of five, 10, 15 or 20 years as selected by the Owner. If after the second Annuitant dies, payments have been made for fewer than the selected number of years, payments will be made to the Payee or any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 6B - Joint and Survivor Life Income - Payments Adjusted For Inflation (Fixed Income Payments Only). We make monthly Income Payments adjusted for inflation as described below for as long as two joint Annuitants remain alive. The same as Option 6A except that payments are not guaranteed for a specific number of years. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.

Option 7 - Single Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). We will make monthly Income Payments adjusted for inflation as described below for as long as the Annuitant lives. The total amount paid under this option will be at least equal to the Contract Value applied. If the Annuitant dies and the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the Payee's estate.

Option 8 - Joint and Survivor Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Income Payments Only). We will make monthly Income Payments adjusted for inflation as described below for as long as either of two joint Annuitants remains alive. The total amount paid under this option will be at least equal to the Contract Value applied. If at the death of the second Annuitant, the total of all Income Payments paid is less than the Contract Value applied to this option, the difference will be payable to the Payee or a successor Payee in a lump sum. If there is no successor Payee, it will be payable to the last surviving Payee's estate.

Adjustments for Inflation. For Options 5A, 5B, 6A, 6B, 7, and 8, Income Payments will be adjusted for inflation at the beginning of each calendar year. The adjustment is based on the percentage increase in the Consumer Price Index - Urban Wage Earners and Clerical Workers (Current Series) for the 12-month period ended September 30 of the prior calendar year. If the change in the index is negative, no adjustment will be made. If the CPI-W is discontinued, a substitute index will be used. Such substitute index may be subject to approval by your state insurance department. We may discontinue offering Options 5A, 5B, 6A, 6B, 7, and 8 if the U.S. Treasury Department no longer issues new Treasury Inflation Protection Securities.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option we make available.


Annuity options without a life contingency (e.g., Options 1, 2A and 2B) may not satisfy required minimum distribution rules. Consult a tax advisor before electing one of these options.


DEATH BENEFIT AFTER THE PAYOUT DATE
If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the successor Payee becomes the new Owner. If there is no successor Payee, the surviving Annuitant becomes the new Owner. Such Owners will have the rights of Owners after the Payout Date, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have the effect stated in the Income Payout Option pursuant to which Income Payments are being made.

                             CHARGES AND DEDUCTIONS
================================================================================

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

Charge for Partial Withdrawal or Surrender. No sales charge deduction is made from purchase payments when amounts are deposited into the Contracts. However, if any amount is withdrawn or surrendered within seven years (B-Share Contracts) or four years (L-Share Contracts) of being received by us (or from the Contract Issue Date for Section 457 plans that do not choose the Extra Credit Plan), we will withdraw the amount requested and deduct a surrender charge from the remaining Contract Value. We deduct a surrender charge to compensate us for the distribution costs when Owners surrender or withdraw before distribution costs have been recovered.

The surrender charge is calculated by multiplying the applicable charge percentage (as shown below) by the amount of purchase payments surrendered. This means that you would pay the same charge at the time of withdrawal or surrender regardless of whether your Contract Value has increased or decreased. There is no surrender charge for withdrawal of Contract Value in excess of aggregate purchase payments (less withdrawals of such payments). The surrender charge generally is calculated using the assumption that all Contract Value in excess of aggregate purchase payments (less withdrawals of such payments) is surrendered before any purchase payments and that purchase payments are surrendered on a first-in-first-out basis. This assumption works to your advantage if you anticipate a current need to assess your Contract Value.

However, if you elect to receive Purchase Payment Credits, the assumptions we use in assessing the surrender charge are different. We will assume that earnings will be withdrawn last. Specifically, in applying the surrender charge with a Purchase Payment Credit, we will assume Contract Value is withdrawn as follows: first, the oldest purchase payments are withdrawn; second, 10% of purchase payments free of surrender charge will be withdrawn; and finally, purchase payments subject to surrender charge will be withdrawn. After all purchase payments have been withdrawn (and all surrender charges paid) earnings will be withdrawn. This change in withdrawal order has no impact on taxation of the withdrawal. However, it does mean that you will not have access to 100% of the gain in your Contract without first withdrawing 100% of your purchase payments and paying any associated surrender charges. This assumption works to your disadvantage if you anticipate a current need to assess your Contract Value.

The surrender charge schedule varies by Class and whether you have elected to receive Purchase Payment Credits. The schedule is set forth below:

------------------------------------------------------------------------------------------------------------------
Number of Full Years Between    Charge as a Percentage     Charge as a Percentage of     Charge as a Percentage of
Date of Purchase Payment and     of Purchase Payment -    Purchase Payment - Purchase      Purchase Payment - L-
      Date of Surrender              B-Share Class          Payment Credits Elected             Share Class
------------------------------------------------------------------------------------------------------------------
              0                           8%                           9%                            8%
------------------------------------------------------------------------------------------------------------------
              1                           7%                           8%                            7%
------------------------------------------------------------------------------------------------------------------
              2                           6%                           7%                            6%
------------------------------------------------------------------------------------------------------------------
              3                           5%                           6%                            5%
------------------------------------------------------------------------------------------------------------------
              4                           4%                           5%                            0%
------------------------------------------------------------------------------------------------------------------
              5                           3%                           4%                            0%
------------------------------------------------------------------------------------------------------------------
              6                           2%                           3%                            0%
------------------------------------------------------------------------------------------------------------------
             7+                           0%                           0%                            0%
------------------------------------------------------------------------------------------------------------------

For B-Share Class Contracts issued in conjunction with plans that qualify under
Section 457(f) of the Code that do not choose the Extra Credit Plan, the schedule of percentages shown above will apply from the Contract Issue Date to the date of surrender, rather than from the number of years since the purchase payment was made.

Assuming you elect to receive Purchase Payment Credits and you withdraw all purchase payments within one year of payment, in no event will the surrender charges we imposes, when added to any surrender charges previously assessed on the Contract exceed 8.1% of aggregate purchase payments made to date for that Contract. The surrender charge percentage rate in this case is 9% of purchase payments withdrawn, but 10% of these payments will not be assessed a surrender charge, as described below. The maximum surrender charge imposed on a single withdrawal is 9%, assuming the amount not subject to surrender charge for the Contract Year has already been utilized by a prior withdrawal.

Amounts Not Subject to Surrender Charge. In each Contract Year, earnings may be withdrawn free of surrender charges. In addition, up to 10% of an amount equal to the aggregate purchase payments still subject to a surrender charge (computed at the time of the withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Any amounts surrendered or withdrawn in excess of this 10% will be assessed a surrender charge. This right is not cumulative from Contract Year to Contract Year. A surrender charge is not assessed on Contract Value Increase Enhancements or Purchase Payment Credits.

For B-Share Class Contracts issued in conjunction with Section 457(f) Plans, in each Contract Year, earnings not previously withdrawn and 10% of the purchase payments being withdrawn may be withdrawn or surrendered during that year without a surrender charge. The remaining 90% of purchase payments being withdrawn will be subject to the surrender charge rate as outlined in the above chart. This means that a portion of every withdrawal that is not earnings will be subject to a surrender charge. A surrender charge is not assessed on Contract Value Increase Enhancements or Purchase Payment Credits.

Waiver of Surrender Charge. (This benefit may be exercised only one time). In most states, the Contract provides that, upon Written Request from the Owner before the Payout Date, the surrender change will be waived on one partial withdrawal or surrender if the Annuitant is:

    (1) confined to nursing home or hospital after the Contract is issued (as described in the Contract); or
    (2) becomes terminally ill after the Contract is issued (as described in the Contract); or
    (3) becomes unemployed at least one year after the Contract is issued, has received unemployment compensation for at least 30 days and is receiving it at the time of the withdrawal or surrender (as described in the Contract); or
    (4) the Annuitant's primary residence is located in an area that is declared a disaster area declared as such by the United States President and $50,000 of damage is sustained to the residence as a result of the disaster and after the Contract is issued (as described in the Contract).

The waiver is not available in some states, and, therefore, is not described in Contracts issued in those states. The terms under which the surrender charge will be waived may vary in some states and are described in Contracts issued in those states. This benefit may be exercised only one time.

TRANSFER PROCESSING FEE
Currently no fee is charged for transfers. However, we may charge $10 for each transfer to compensate us for transfer processing costs. The transfer charge is not applicable to transfers of Fixed Amounts designated to a DCA Fixed Period. Each Written Request or telephone/fax authorization is considered to be one transfer, regardless of the number of Subaccounts or Fixed Amounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the accounts.

DUPLICATE CONTRACT CHARGE
You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate Contract.

LOAN INTEREST SPREAD

While a loan is outstanding, loan interest is payable at the end of each Contract Year or, if earlier, on the date of loan repayment, surrender, termination, or death of the Annuitant. Loan interest is charged in arrears on the amount of an outstanding loan. Loan interest that is unpaid when due will be added to the amount of the loan at the end of each Contract Year and will bear interest at the same rate.

We charge an annual interest rate of 6.5% on loans. After offsetting the 3% interest we guarantee we will credit to the Loan Account, the maximum guaranteed net cost of loans is 3.5% (annually). The current loan interest spread is 2.00%

RESEARCH FEE
We may charge you a fee when you request information that is duplicative of information previously provided to you and requires extensive research.

ENDORSEMENT CHARGES
Generally, there is no charge for the Change of Annuitant Endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, we may charge up to $150 to offset our expenses incurred in connection with the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the change of Annuitant. The Change of Annuitant Endorsement is subject to a number of conditions. Please see the Endorsement for more information.

Currently there is no charge for the Income Payment Increase Endorsement; however, we may charge up to $150 for the endorsement. If a charge is assessed, it will be deducted from the additional amount received before it is added to the Contract Value applied to the Income Payout Option.

ANNUAL CONTRACT FEE
On each Contract Anniversary before the Payout Date, we deduct an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount and from the Fixed Account based on a proportional basis. We may deduct the annual Contract Fee upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an Income Payout Option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. We do not deduct the annual Contract fee on Contracts with a Contract Value of $50,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $50,000 or more has been applied to an Income Payout Option.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge from the Variable Account. The charges are computed and deducted on a daily basis, and are equal to an annual rate of (i) 1.15% of the average daily net assets of the Variable Account for the B-Share, (ii) 1.60% of the average daily net assets of the Variable Account if you elect to receive Purchase Payments Credits, and (iii) 1.65% of the average daily net assets of the Variable Account for the L-Share Class.

The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

We may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and distribution expenses related to the Contracts, or for any other purpose.

ADMINISTRATIVE CHARGE
We deduct a daily administrative charge to compensate us for administrative expenses we incur. The charge is deducted at an annual rate of 0.15% of the average daily net assets of the Variable Account.

ENHANCED DEATH BENEFIT RIDER CHARGES
The Maximum Anniversary Value Death Benefit carries an annual charge of 0.15% of average monthly Contract value for the prior Contract Year. The 3% Annual Guarantee Death Benefit rider carries an annual charge of 0.20% of average monthly Contract Value for the prior year. The Earnings Enhanced Death Benefit rider carries an annual charge of 0.30% of average monthly Contract Value for the prior year. In addition, the Spouse Beneficiary Death Benefit rider carries an annual charge of 0.05% of average monthly Contract Value for the prior year. These charges, which are intended to compensate us for the costs and risks we assume in providing the riders, will be assessed on each Contract Anniversary. Each charge will be based on the average monthly Contract Value for the previous Contract Year. The charge will be deducted from the Subaccounts and Fixed Amounts on a pro-rata basis. A pro-rata portion of this charge will be deducted upon surrender payment of death proceeds, or selection of an Income Payout Option, if the surrender payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary.

GUARANTEED LIVING BENEFIT CHARGES


Charges are assessed on each Contract Anniversary and are shown as a percentage of average daily Benefit Basis for the prior Contract Year. The monthly date used for the calculation of average monthly Contract Value is the same day each month as the Contract Issue Date. For Guaranteed Lifetime Withdrawal Benefit riders issued on and after the date of this Prospectus, the current


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charge is 0.95%. For Guaranteed Minimum Accumulation Benefit riders issued on and after the date of this Prospectus, the current annual charge is 1.05%.
Note: If the Benefit Allocation Plan you elect requires an allocation to the Foundation Account for your benefit to remain in effect, we will not deduct the charge from the Foundation Account unless your Contract Value in the other allocation option is exhausted.


If the benefit is in effect on the Contract Issue Date, we will not assess a charge for the benefit until the first Contract Anniversary.

If a current rider is not approved in your state or your application for a rider is dated prior to May 1, 2010, a prior, approved version may be issued, which may have different charges. (See SUMMARY, Charges and Deductions and the Appendices.) Information about prior versions of these riders is available in the appendices to this Prospectus.

FUND EXPENSES


Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. A more detailed description of these fees and expenses may be found in the Funds' prospectuses, which follows this Prospectus. We have an ownership interest in the investment adviser to the Ultra Series Fund, from which we expect to receive revenues based (in part) on the investment advisory fees paid by the Ultra Series Fund. In addition, as discussed under "Servicing Fees" above, the Funds pay us for providing certain administrative services and/or CBSI for certain distribution and/or beneficial owner services.


PREMIUM EXPENSE CHARGE
Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change based on current state law. If premium taxes are applicable to a Contract, the jurisdiction may require payment
(1) from purchase payments as they are received, (2) from Contract Value upon withdrawal or surrender, (3) from Payout Proceeds upon application to an Income Payout Option, or (4) upon payment of a death benefit. We will forward payment to the taxing jurisdiction when required by law. Although we may deduct premium taxes at the time such taxes are paid to the taxing authority, currently we do not deduct premium tax unless the Contract is annuitized.

OTHER TAXES
Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Variable Account or the Contracts. We may, however, make such a charge in the future from Surrender Value, death benefit proceeds, amounts applied to Income Payout Options, or Income Payments, as appropriate.

ADDITIONAL INFORMATION
We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as our insurance agents. We pay commissions to the broker-dealers for selling the Contracts. You do not directly pay this commission, we do. We intend to recover commissions, marketing, administrative and other expenses and the cost of Contract benefits through the fees and charges imposed under the Contracts. (See DISTRIBUTION OF CONTRACTS.)

                             OPTIONAL DEATH BENEFITS
================================================================================


If the Owner elects one of the following enhanced death benefit riders, the death benefit will not be paid as described above under the heading "Death Benefit Before the Payout Date," and will be calculated as described below. We assess a charge for each of the optional death benefit riders. You may not elect an optional death benefit if you elect a Guaranteed Lifetime Withdrawal Benefit at the Contract Issue Date. (See OPTIONAL RIDER BENEFITS, Income Protector). Please consult a competent tax adviser before electing any of these riders in connection with a Qualified Contract. The tax rules for Qualified Contracts may limit the value of a rider or endorsement.


MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
This rider provides a minimum death benefit prior to the Payout Date equal to the Maximum Anniversary Value (as described below) less any Loan Amounts and premium taxes not previously deducted. On the issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

    (1) the date an additional purchase payment is received by us;
    (2) the date of payment of a partial withdrawal; and
    (3) on each Contract Anniversary.

When a purchase payment is received, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment.

When a partial withdrawal is paid, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by
(2) with the result multiplied by (3) where:

    (1) is the partial withdrawal amount;
    (2) is the Contract Value immediately prior to the partial withdrawal; and

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

    (3) is the most recently calculated Maximum Anniversary Value less any adjustments for prior partial withdrawals (including any applicable surrender charges).

The Maximum Anniversary Value on each Contract Anniversary is the greater of the most recently calculated Maximum Anniversary Value and your Contract Value.

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

3% ANNUAL GUARANTEE DEATH BENEFIT
This rider provides a minimum death benefit prior to the Payout Date equal to the 3% Annual Guarantee Death Benefit less any Loan Amounts and premium expense charge not previously deducted. On the issue date, the value of the 3% Annual Guarantee Death Benefit is equal to the initial Net Purchase Payment. Thereafter, the value of the 3% Annual Guarantee Death Benefit on each Contract Anniversary is the lesser of:

    (1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 3% annual effective rate; or
    (2) 200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where:

    (1) is the partial withdrawal amount;
    (2) is the Contract Value immediately prior to the withdrawal; and
    (3) is the 3% Annual Guarantee Death Benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals (including any applicable surrender charges).

This rider is available for Annuitants age 75 or less on the issue date. This rider may not be available in all states.

EARNINGS ENHANCED DEATH BENEFIT RIDER
This rider provides a minimum death benefit prior to the Payout Date equal to the greater of:

    (1) the death benefit proceeds provided by the Contract (i.e., the greater of: (i) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the Valuation Day we receive Due Proof of Death; or (ii) Contract Value as of the Valuation Day we receive Due Proof of Death less any Purchase Payment Credits applied within 12 months of the Annuitant's death);
    (2) the death benefit proceeds provided by any other rider attached to the Contract (e.g., the Maximum Anniversary Death Benefit or 3% Annual Guaranteed Death Benefit riders); or
    (3) the Earnings Enhanced Death Benefit Proceeds, as such term is defined below, as of the date Due Proof of Death is received.

The death benefit proceeds described above will be reduced by any Loan Amount and any applicable premium expense charge not previously deducted.

The Earnings Enhanced Death Benefit Proceeds are equal to Contract Value plus an additional amount, not to exceed 100% of all remaining purchase payments, calculated by multiplying earnings by:

    o   40% if the Annuitant was age 70 or younger on the Contract Issue Date;
        or
    o   25% if the Annuitant was age 71 or older on the Contract Issue Date.

For this purpose: (1) "earnings" means Contract Value minus any applicable rider charges accrued since the prior Contract Anniversary plus any remaining purchase payments, and (2) "remaining purchase payments" means the sum of all Net Purchase Payments received less the amount by which each partial withdrawal exceeds the earnings in the Contract immediately prior to the withdrawal. Earnings can never be less than zero.

Also for this purpose, Partial Withdrawals are deemed to be taken from Contract Value representing earnings, and when no such earnings remain, from Contract Value representing Net Purchase Payments on a first-in, first-out basis.

The Earnings Enhanced Death Benefit rider is only available if you elect the Maximum Anniversary Value Death Benefit or the 3% Annual Guarantee Death Benefit. This rider will terminate automatically if neither of the other optional death benefit riders is in force. The Earnings Enhanced Death Benefit rider cannot be elected with Purchase Payment Credits.

SPOUSE BENEFICIARY DEATH BENEFIT RIDER
The spousal death benefit extends the basic death benefit and any attached death benefit riders on your life, during the accumulation period, to your spouse if he or she is your sole Beneficiary under the Contract. If your spouse dies before you do, the benefit (if any) described below will be paid into your Contract. You may wish to consider electing this rider if you will be the sole Owner and Annuitant under the Contract and you intend to name your spouse as your sole Beneficiary.

You should not add this rider if you do not intend for your spouse to be the sole Beneficiary, if you desire to name a co-Annuitant, or if you are not the sole Owner of the Contract.

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

This rider provides a spousal death benefit if your spouse Beneficiary dies during the accumulation period provided: you are named as both the sole Annuitant and the sole Owner; your spouse is named as the sole Beneficiary; your spouse has signed the application or Written Request for this rider; and both you and your spouse are less than age 76 on the rider effective date.

The Spouse Beneficiary Death Benefit rider will not be issued in conjunction with the Earnings Enhanced Death Benefit. We are currently not offering it with Qualified Contracts.

Spouse Beneficiary Death Benefit. In the event your spouse Beneficiary who signed the original application dies, we will calculate the spousal death benefit proceeds according to the terms of the Contract including any attached death benefit riders, and compare the amount of those proceeds to the Surrender Value as of the date we receive Due Proof of Death. If the death benefit proceeds are greater than your Surrender Value, we will allocate the difference according to the purchase payment allocation designation on file as of the date we receive Due Proof of Death. If death benefit proceeds are less than your Surrender Value on the date we receive Due Proof of Death, no additional amount will be added to your Contract. The charges for this rider will not be refunded.

The additional amount, if any, will not increase surrender charges on the Contract. However, any amount allocated to the Fixed Account will begin a new Fixed Period. It is possible that any distribution attributable to the Spouse Beneficiary Death Benefit will be taxable in full.

Termination. The Spouse Beneficiary Death Benefit rider will terminate on the earliest of:

    o the date death benefit proceeds become payable on you according to the provisions of the Contract;
    o the date death benefit proceeds become payable on your spouse Beneficiary according to the terms of this rider;
    o   the Payout Date;
    o   the date we receive Written Request to change your Beneficiary;
    o   the date you surrender your Contract; or
    o   the date you chose to end this rider by Written Request to us.

If your spouse Beneficiary ceases to be your spouse, this rider will terminate on the date you notify we.

Charges. If you elect the Spouse Beneficiary Death Benefit, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. The current annual Spouse Beneficiary Death Benefit charge percentage is 0.05%.

Examples showing how these benefits work are provided in Appendix B.

The amount of the Spouse Beneficiary Death Benefit charge is calculated by multiplying the current annual Spouse Beneficiary Death Benefit charge percentage by the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue
Date) divided by the number of months in the period. On each Contract Anniversary during the accumulation period, we will deduct the Spouse Beneficiary Death Benefit charge pro-rata from your Contract Value.

A pro-rata portion of the charge also will deducted upon Contract surrender, termination of the rider, payment of death benefit proceeds, or start of payments under an Income Payout Option, if the surrender, termination, payment of death benefit proceeds or start of payments under an Income Payout Option does not occur on a Contract Anniversary.


The rider is generally designed to comply with current federal tax provisions related to status as a "spouse" under the federal Defense of Marriage Act ("DOMA"). The DOMA definition does not recognize civil unions or same-sex marriages that may be allowed under state law. Where we are required by a state to do so, however, we may also make this rider available to civil union and same-sex marriage partners. Contact us or your agent for more information. ADDING THE RIDER TO A NON-QUALIFIED CONTRACT IN CONNECTION WITH A BENEFICIARY WHO IS NOT A "SPOUSE" UNDER DOMA WILL CAUSE THE CONTRACT TO LOSE THE TAX DEFERRAL FEATURES NORMALLY ASSOCIATED WITH ANNUITY CONTRACTS.


                         AVAILABLE CONTRACT ENDORSEMENTS
================================================================================

In addition to the Contract Value Increase Enhancement and the Purchase Payment Credit Benefit discussed above under "Description of the Contract, the following endorsements may be available on your Contract.

INCOME PAYMENT INCREASE ENDORSEMENT
Under this endorsement and subject to the conditions described therein, you may increase the Income Payment under any Income Payout Option (other than Income Payout Option 1) by sending us an additional payment of up to $1 million with your Written Request electing an Income Payout Option. We deduct the premium expense charge, if any, from the additional payment and the additional amount is added to the Contract Value applied to the Income Payout Option.

You should consider this endorsement only if you have sufficient funds outside of the Contract to meet your immediate cash needs. We may charge up to $150 for the endorsement.

LOAN ACCOUNT ENDORSEMENT

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

A Loan Account endorsement is available for Contracts meeting the requirements of Section 403(b) of the Code. The endorsement permits Owners to borrow money from us using the Contract Value as collateral and provides for the establishment of a Loan Account under the Contract that is part of the Fixed Account. To facilitate a loan, Variable Contract Value and/or Fixed Contract Value in the amount of the loan is transferred to the Loan Account and held as collateral. We charges you interest on the Loan Amount at an effective annual rate of 6.50% and credits interest on the collateral in the Loan Account at an effective annual rate of 3.00%. Please see the Endorsement for more information.

You should consider the cost of borrowing before taking a loan from the Contract. You will pay more loan interest that than you will earn on your Loan Account. You should consider your ability to repay the loan and the tax implications if you fail to repay it as scheduled. We do not charge a fee for this endorsement.

CHANGE OF ANNUITANT ENDORSEMENT
This endorsement permits an Owner that is a business or trust to change the Annuitant at any time when the current Annuitant is alive provided that both the current Annuitant and new Annuitant are selected managers or highly compensated employees of the Owner. Generally, there is no charge for this endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, we may charge up to $150 to offset our expenses incurred in connection with the endorsement. The Change of Annuitant Endorsement is subject to a number of conditions. Please see the Endorsement for more information.

You may wish to consider this endorsement if you are a business or trust and you believe it would be beneficial to have the ability to change Annuitants as allowed by the endorsement. You may want to consider surrender charges, possible tax implications and other factors associated with the surrender of the Contract in connection with an event causing the current Annuitant to be no longer associated with the business or trust.

SPOUSAL CONTINUATION ENDORSEMENT
Under this endorsement, your spouse may elect to continue your Contract in lieu of taking a lump sum death benefit payment. There are conditions, however, associated with this endorsement. These conditions are that: you are named as both the sole Annuitant and sole Owner; your spouse is named as the sole Beneficiary; your death occurs during the accumulation period; your spouse is less than age 95 on the contract continuation date; your Contract is not collaterally assigned; and we receive your spouse's Written Request to elect this benefit within 60 days of receipt of Due Proof of Death.

If you are named as both the sole Annuitant and sole Owner and your spouse is named as the sole Beneficiary, this endorsement will automatically be issued with your Contract.

If your spouse elects spousal continuation, we will calculate the death benefit proceeds according to the terms of the Contract including any attached death benefit riders and compare that amount to the Contract Value, as of the Valuation Day we receive Due Proof of Death at our Mailing Address, which will have been reduced by any applicable pro-rata rider charges, any premium expense charge not previously deducted, and any Loan Amount. The greater of these two amounts is the Contract continuation amount. Your Loan Amount, if any, will be repaid as of the Contract continuation date. The entire Contract continuation amount will become the Contract Value as of the Contract continuation date and that amount will be allocated to the Subaccount(s) or the Fixed Account selection we receive by Written Request (otherwise, we will use the purchase payment allocation designation we have on file). We will waive all surrender charges applicable to purchase payments made prior to the Contract continuation date. As of the Contract continuation date, your spouse will become the new Owner and Annuitant, and may exercise all rights under the Contract. The Contract continuation date will be the measurement date for Contract Anniversaries of the continued Contract. The anticipated Payout Date for the continued Contract will be the later of Contract Anniversary following the new spouse Owner's 85th birthday or 10 years after the Contract continuation date.

All optional benefit riders/endorsements issued to you as Owner will terminate as of the date we receive Due Proof of Death at our Mailing Address.

If you were the original spouse Beneficiary named on the original application you may, as new Owner, elect any optional benefit riders/endorsements we make available by Written Request, except the Earnings Enhanced Death Benefit, subject to Company approval. Further, without continuing the Contract under the Contract under the Spousal Continuation Endorsement, you may continue the Guaranteed Lifetime Withdrawal Benefit (for benefits entered into on and after May 1, 2010), if you elect the continuation option under that rider and satisfy the terms and conditions of the rider. However, if you elect the continuation benefit under the Guaranteed Lifetime Benefit rider, you will not receive the death benefit value that you would have received under the Spousal Continuation Endorsement.

Spousal continuation is only available on non-Qualified Contracts and IRA Contracts. There is no charge for spousal continuation endorsement.


The endorsement is generally designed to comply with current federal tax provisions related to status as a "spouse" under the federal Defense of Marriage Act ("DOMA"). The DOMA definition does not recognize civil unions or same-sex marriages that may be allowed under state law. Where we are required by a state to do so, however, we may also make this endorsement available to civil union and same-sex marriage partners. Contact us or your agent for more information. UNDER CURRENT LAW, ADDING THE ENDORSEMENT TO A NON-QUALIFIED CONTRACT IN CONNECTION WITH A BENEFICIARY WHO IS NOT A "SPOUSE" UNDER DOMA WILL CAUSE THE CONTRACT TO LOSE THE


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

TAX DEFERRAL FEATURES NORMALLY ASSOCIATED WITH ANNUITY CONTRACTS. Any annual increase in Contract Value would be currently taxed at ordinary income rates, even if no amounts are withdrawn from the Contract. Please consult with your own tax advisor before adding the endorsement under these circumstances.

                             OPTIONAL BENEFIT RIDERS
================================================================================


We offer two types of living benefit riders for a fee. The Guaranteed Lifetime Withdrawal Benefit offers you the ability to take a specified annual withdrawal regardless of Contract Value. Under the Guaranteed Minimum Accumulation Benefit, we guarantee your Contract Value will at least equal the Benefit Basis less adjustments for partial withdrawals. You may elect either the Guaranteed Lifetime Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both. We assess a charge for each of the optional benefit riders. Currently, these riders are available only when you purchase your Contract or, with respect to the Guaranteed Lifetime Withdrawal Benefit rider, after the Contract Issue Date on conversion from a Guaranteed Minimum Accumulation Benefit rider. We may make these riders available under different circumstances or discontinue offering them in the future. You should elect the Guaranteed Lifetime Withdrawal Benefit if you are interested in predictable withdrawals that will guarantee the return of your principal or lifetime withdrawals while participating in the market.


You should carefully consider whether to elect the Guaranteed Lifetime Withdrawal Benefit if:

    o you plan to take partial withdrawals in excess of the guaranteed maximum withdrawal amount in a Contract Year because those withdrawals may significantly reduce or eliminate the value of the benefit;
    o you are interested in long term accumulation rather than receiving payments;
    o you have a Qualified Contract with withdrawal restrictions and you are under age 59 1/2 and are actively employed; or
    o   you do not expect to take partial withdrawals.

You should elect the Guaranteed Minimum Accumulation Benefit if you are interested in guaranteeing your initial principal with the potential to build your assets while participating in the market.

You should not elect the Guaranteed Minimum Accumulation Benefit if you are interested in receiving payments while the Guaranteed Minimum Accumulation Benefit is in effect. Partials withdrawals may reduce the Benefit Basis by more than the withdrawal amount. In particular, you should not purchase a Guaranteed Minimum Accumulation Benefit if you plan to take required minimum distributions (whether or not you take them under the Automatic Required Minimum Distribution
Plan) from this Contract.

You should carefully consider whether to elect either the Guaranteed Lifetime Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit if:

    o you plan to make additional purchase payments in excess of the maximum window purchase payment amount or after the window period, because those payments will not increase your benefit basis; or


    o you would prefer that your Contract Value not be allocated to an available Benefit Allocation Plan because all Contract Value must be allocated to a Benefit Allocation Plan for the riders to remain in effect.


The guarantees provided under the Guaranteed Lifetime Withdrawal Benefit and the Guaranteed Minimum Accumulation Benefit are subject to our claims-paying ability. Therefore, if we become insolvent, the benefits may not be paid. You may want to consider our financial strength in connection with our ability to meet the guarantees made under the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit riders. We may discontinue offering the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Accumulation Benefit at any time.

One or both of these riders may not be available in your state, or your state may not have approved the current version of the rider. Prior versions of the riders are described in the appendices. Contact your agent or us to confirm whether and, if so, what version of these riders are available to you.

INCOME PROTECTOR


Income Protector is a Guaranteed Lifetime Withdrawal Benefit rider. We offer two options if you elect this rider, Income Now or Income Later, which are described in this section.


Definitions. Before we discuss the Guaranteed Lifetime Withdrawal Benefits, you need to understand the terms we use to describe those benefits. We use the following definitions to describe how the optional Guaranteed Lifetime Withdrawal Benefit riders work:

Covered Person means the person(s) whose life/lives determine(s) the benefits under the guaranteed Lifetime Withdrawal benefit rider. We show the primary Covered Person and the joint Covered Person on your rider Data Page.

Current Age means the youngest Covered Person's age as of his or her last birthday.

Excess Withdrawal means a withdrawal that either by itself or when added to all other withdrawals during a rider year, exceeds the guaranteed annual Lifetime Withdrawal amount ("GALWA"). The amount that is in excess of GALWA is considered the Excess Withdrawal amount.


Foundation Account has the meaning provided in the Glossary.


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

Guaranteed Annual Lifetime Withdrawal Amount or GALWA means the maximum guaranteed withdrawal amount available to be withdrawn each Contract Year under the rider while a Covered Person is alive regardless of your Contract Value.


Guaranteed Lifetime Withdrawal Settlement Payments means the payments equal to your GALWA we make if your Contract Value is reduced to zero, a Covered Person is living, and you have complied with the terms of the rider.


Lifetime Benefit Basis means the value used to determine the GALWA. It may increase annually while the simple interest benefit and/or Step-Up options are in effect. It will be reduced if an Excess Withdrawal occurs.

Lifetime Withdrawal means any withdrawal taken under the terms of the guaranteed Lifetime Withdrawal benefit rider that is not a Non-Lifetime Withdrawal.


Non-Lifetime Withdrawal is the first, one-time withdrawal after the Income Later option is issued, if there are no additional withdrawals in the same rider year and no withdrawals in the rider year immediately following the first withdrawal.


Rider Anniversary means the same day and month as the Rider Issue Date for each year that the rider remains in force.

Rider Issue Date means the date shown on your rider Data Page that we use to determine Rider Years and Rider Anniversaries.

Rider Year means any twelve-month period beginning on a Rider Issue Date or a Rider Anniversary and ending one day before the next Rider Anniversary.

Simple Interest Benefit Basis means a value we calculate solely to determine your Lifetime Benefit Basis on each Rider Anniversary that the Simple Interest Benefit is in effect.

Spouse means a spouse defined under the federal Defense of Marriage Act ("DOMA"), 28 U.S.C. [SEC]1738C, enacted in 1996. DOMA defines "marriage" as "a legal union between one man and one woman as husband and wife" and "spouse" as "a person of the opposite sex who is a husband or wife."

Step-Up means the annual increase to your Lifetime Benefit Basis such that your Lifetime Benefit Basis will equal your Contract Value if you satisfy certain conditions.

Step-Up Anniversary means the same day and month as the Step-Up Date for each year following a Step-Up in the Lifetime Benefit Basis.

Step-Up Date means the date that a Step-Up in the Lifetime Benefit Basis occurs.

Window Period means the period of time that additional purchase payments made may be included in the Lifetime Benefit Basis. The Window Period, if any, is shown on your Rider Data Page.

Description of the Guaranteed Lifetime Withdrawal Benefit Riders. If you are concerned that poor investment performance or market volatility in the Subaccounts may adversely impact the amount of money you can withdraw from the Contract, we offer for an additional charge optional Guaranteed Lifetime Withdrawal Benefit riders. Depending on the amount of withdrawals you take and the age of the Covered Person (and assuming you comply with the other rider conditions), each rider guarantees the return of all of the amounts you have invested in the Contract, as long as you limit your withdrawals each Contract Year to the Guaranteed Annual Lifetime Withdrawal Amount, and guarantees you annual payments of that amount for the rest of the Covered Person's life, no matter how long the Covered Person lives, even after you have recovered your investment in the Contract.

We offer two different rider options, Income Now and Income Later, each with unique guaranteed minimum withdrawal features, for the same rider charge rate. You must make an irrevocable choice of one of these options when you elect a Guaranteed Lifetime Withdrawal Benefit rider. We designed the Income Now option for Owners who expect to start taking withdrawals in the near future. We designed the Income Later option for Owners who expect to delay taking withdrawals. There are three main differences between the options. These differences focus on:

    o   the simple interest benefit;

    o   when the withdrawal percentages are set for the GALWA; and

    o   the ability to take a Non-Lifetime Withdrawal.

Examples of how the Income Now and Income Later options work are provided in Appendix C.


When you elect the Guaranteed Lifetime Withdrawal Benefit at the Contract Issue Date, you also receive the Minimum Guarantee Death Benefit. This death benefit takes the place of the basic death benefits offered in the Contract. However, if you cancel your Guaranteed Lifetime Withdrawal Benefit rider, you will also cancel the Minimum Guarantee Death Benefit option. In that case, your Contract will revert to the basic death benefit offered in the Contract, and we will make a proportionate adjustment each time you take a partial withdrawal.


If you convert from a Guaranteed Minimum Accumulation Benefit rider to a Guaranteed Lifetime Withdrawal Benefit rider, you will keep the basic death benefit offered in the Contract and have a pro-rata adjustment for all withdrawals. If you purchased a death

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

benefit rider in addition to the Guaranteed Minimum Accumulation Benefit that is being converted, that death benefit rider will continue, and will be adjusted pro-rata for all withdrawals.


We issued earlier versions of the Guaranteed Lifetime Withdrawal Benefit riders. The features of those prior benefits may differ from the current Guaranteed Lifetime Withdrawal Benefit we are offering. However, if the current Guaranteed Lifetime Withdrawal Benefit rider is not approved in your state or your application for the rider is dated before May, 1, 2010, a prior approved version of a Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Withdrawal Benefit rider may be issued. THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS ARE DESCRIBED IN APPENDIX E (FOR RIDERS ISSUED AFTER OCTOBER 18, 2009 BUT BEFORE MAY 1, 2010), APPENDIX F (FOR RIDERS ISSUED AFTER APRIL 30, 2009 BUT BEFORE OCTOBER 19, 2009) AND APPENDIX G (FOR RIDERS ISSUED AFTER NOVEMBER 23, 2008 BUT BEFORE MAY 1, 2009). THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS ARE DESCRIBED IN APPENDIX H (FOR RIDERS ISSUED AFTER OCTOBER 28, 2007 BUT BEFORE NOVEMBER 24, 2008), APPENDIX I (FOR RIDERS ISSUED AFTER OCTOBER 29, 2006 BUT BEFORE OCTOBER 29, 2007), AND APPENDIX J (FOR RIDERS ISSUED BEFORE OCTOBER 30,
2006).


You may elect either the Guaranteed Lifetime Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both optional benefits. In addition, you may not elect an optional death benefit rider if you elect a Guaranteed Lifetime Withdraw Benefit rider.

Example:
--------
Assume that you purchase a Contract with Income Now when you are 60. Your purchase payment is $100,000. You make annual Lifetime Withdrawals in each of the next ten years equal to the Guaranteed Lifetime Annual Withdrawal Amount, or $46,000 (4.6% of the purchase payment of $100,000). Assuming 5% net investment experience and no Step-Ups during each of the ten years, after the 10th Contract Year your Contract Value will be $105,031 and your Lifetime Benefit Basis will be $100,000.


A Guaranteed Lifetime Withdrawal Benefit does not guarantee Contract Value or the performance of any allocation option or model allocation.


IMPORTANT CONSIDERATIONS:


o You must allocate all purchase payments, Purchase Payment Credits, Credit Value Increase Enhancements, and Contract Value to an available Benefit Allocation Plan or DCA Fixed Account and participate in the automatic personal rebalance service (both described below) on and after the Rider Issue Date for your benefit to remain in effect. Benefit Allocation Plans may require you to allocate a percentage of your purchase payment(s) to the Foundation Account. There are restrictions associated with allocating to the Foundation Account. We describe these restrictions below. The restrictions on your allocation options and your use of the Foundation Account when you elect a Guaranteed Lifetime Withdrawal rider are intended to limit our risk that we may pay Guaranteed Lifetime Withdrawal Settlement Payments.

o To maximize your potential to receive payments under Income Now or Income Later option, you must limit your withdrawals to withdrawals that are not Excess Withdrawals each Contract Year and allocate your Contract Value according to the available Benefit Allocation Plans described below. These restrictions are intended to minimize the risk that your Contract Value will be reduced to zero before death, thereby requiring us to make Guaranteed Lifetime Withdrawal Settlement Payments.


    > Accordingly, a significant risk against which the rider protects, i.e., that your Contract Value will reduce to zero (other than due to an Excess Withdrawal) while you are alive, may be minimal.
    > Moreover, because these restrictions lessen the risk that your Contract
      Value will be reduced to zero while the Covered Person is still alive, they also significantly reduce the risk that we will make any Guaranteed Lifetime Withdrawal Settlement Payments.
    > In fact, if your Contract's investment performance over time is sufficient to generate gains that can sustain periodic withdrawals equal to or greater than the Lifetime Benefit Basis, then your Contract Value will never be reduced to zero, and you will receive little, if any, benefit from the rider.

o We do not automatically increase your Lifetime Benefit Basis when your Contract appreciates in value. We will only increase your Lifetime Benefit Basis if you made purchase payments during the window period, or if the simple interest benefit or Step-Up option is in effect.

o Please remember that all withdrawals, including those made under a Guaranteed Lifetime Withdrawal Benefit rider, reduce your Contract Value and death benefit, may result in receipt of taxable income to the Owner under federal and state law, and if made before the Owner attains age 59 1/2, may be subject to a 10% penalty tax.

o Withdrawals under a Guaranteed Lifetime Withdrawal Benefit rider are not annuity payments. Annuity payments generally receive more favorable tax treatment than withdrawals. (See FEDERAL TAX MATTERS).

o You will begin paying a Guaranteed Lifetime Withdrawal Benefit rider charge as of the Rider Issue Date, even if you do not begin taking withdrawals for many years. The rider charge will continue until the end of the Minimum Charge Period shown on your rider Data Page. Even if you terminate a Guaranteed Lifetime Withdrawal Benefit rider during the Minimum Charge Period, we will continue to charge for the rider until the end of the Minimum Charge Period, unless prohibited by state law.


o To receive the full benefit of Lifetime Withdrawals, your Contract Value must be reduced to zero and the Covered Person must be living at that time.

o If you choose to not take withdrawals equal to or less than the Guaranteed Annual Lifetime Withdrawal Amount during each Contract Year, the remaining Guaranteed Annual Lifetime Withdrawal Amount may not be carried forward to any other Contract Year.

o If the Covered Person dies, the benefits provided by this rider will only continue if the Joint Covered Person and sole primary Beneficiary is the surviving spouse of the Covered Person, and the eligible Joint Covered Person does not take the death benefit under the terms of the Contract.

o Surrender charges may apply to the Non-Lifetime and Lifetime Withdrawals you take. (See CHARGES AND DEDUCTIONS.)

o Inflation may impact the value of a Guaranteed Lifetime Withdrawal Benefit rider.

In considering whether to purchase a Guaranteed Lifetime Withdrawal Benefit rider, you must consider your desire for protection and the cost of the rider versus the possibility that had you not purchased the Guaranteed Lifetime Withdrawal Benefit rider, your Contract Value may have been higher. You should consult your financial professional to discuss whether a Guaranteed Lifetime Withdrawals Benefit rider suits your needs.


Electing a Guaranteed Lifetime Withdrawal Benefit Rider. You must satisfy certain eligibility requirements to elect a Guaranteed Lifetime Withdrawal Benefit rider. These requirements include age requirements as well as certain requirements of the Code.


Covered Persons Requirements: Each Covered Person must be between ages 55-85 for Income Now and between ages 50-85 for Income Later on the rider issue date. The primary Covered Person must be the primary Owner and Annuitant, or must be the Annuitant if the Owner is not a natural person. If the Owner is not a natural person, a joint Covered Person cannot be named. The joint Covered Person, if any, must be the primary Covered Person's spouse at the time of application and must be designated as the sole primary Beneficiary. The chart below illustrates the Covered Person eligibility requirements for the Guaranteed Lifetime Withdrawal Benefit rider.

--------------------------------------------------------------------------------
Type of Contract                    Covered Person Requirements
--------------------------------------------------------------------------------
Single Owner                        The primary Covered Person is the Owner and
                                    Annuitant. The joint Covered Person, if any,
                                    must be the primary Covered Person's spouse
                                    and the sole primary Beneficiary.
--------------------------------------------------------------------------------
Single Owner/Non-Natural            The primary Covered Person is the Annuitant.
Owner                               A joint Covered Person is not allowed.
--------------------------------------------------------------------------------
Jointly Owned Contract              The primary Covered Person is the primary
                                    Owner and Annuitant. The co-Owner must be
                                    the Owner's spouse. The joint Covered
                                    Person, if any, must be the primary Covered
                                    Person's spouse and the sole primary
                                    Beneficiary.
--------------------------------------------------------------------------------

Other Eligibility Requirements. Further, to comply with certain provisions of the Code, the following Owner, Annuitant, and Beneficiary requirements apply:

    o For jointly owned Contracts, the Owners must be spouses, they must be the Annuitant or Annuitants, Joint Covered Persons, and only they can be designated beneficiaries(y). If only one of the spouses is the Annuitant, the other spouse must be the sole primary Beneficiary before annuitization, and must be the sole primary Beneficiary at the time of application if he or she is the Joint Covered Person.

    o For a single natural person owned Contract covering a single life, the Annuitant must be the sole Owner and primary Covered Person.

    o For a single natural person owned Contract covering joint lives, the Annuitant must be the sole Owner and primary Covered Person with his or her spouse as the joint Covered Person and sold designated primary Beneficiary at the time of application.

    o If there are two Annuitants, they must be spouses, one or both must be the Owner(s), and they both must be the sole designated Beneficiaries. The primary Owner must be the primary Covered Person, and the Joint Covered Person, if any, must be the spouse.

    o If the Owner is not a natural person, then the Annuitant must be a natural person and is the Covered Person; if there are joint Annuitants, they must be spouses and the primary Beneficiaries, and the Annuitant will be the only Covered Person, if there is a single Annuitant he or she will be the only Covered Person.


Caution should be used if you plan to change your Beneficiary because the change may negatively impact your ability to make full use of the Guaranteed Lifetime Withdrawal Benefit rider. For example, if there is a joint Covered Person, the joint Covered Person must be your spouse and we require that he or she be designated as the sole primary Beneficiary at the time of application. If you later change your Beneficiary to someone other than you spouse, then he or she will not be eligible for the continuation benefit under the rider.

In addition, you cannot change your primary Covered Person or joint Covered Person after the Rider Issue Date, and the benefit will terminate if you change the Owner. You also cannot add a joint Covered Person after the Rider Issue Date. You may, however, remove a joint Covered Person after the Rider Issue
Date if you have not made a Lifetime Withdrawal and you provide us with proof of death, divorce, annulment or dissolution of the marriage between the primary Covered Person and the Joint Covered Person. If you remove a joint Covered Person, you cannot add a subsequent spouse as a new joint Covered Person. If you and your spouse divorce, the benefit provided by the rider can not be divided as part of the divorce settlement or judgment.

Guaranteed Lifetime Withdrawal Benefit riders are not offered on new Contracts issued as Beneficiary IRA Contracts or Non-qualified Beneficiary Contracts. The terms "Beneficiary IRA" or "Non-qualified Beneficiary" Contract refer to a Contract that has been inherited by a Beneficiary upon the death of the Owner. We may accept or refuse a request to issue a Guaranteed Lifetime Withdrawal Benefit rider in our sole discretion.


FEATURES OF THE INCOME NOW OPTION. The following discussion describes certain aspects of how the Income Now option works, which may be different from the Income Later option.

Withdrawals in General. You may make withdrawals up to the GALWA while at least one Covered Person is living (please note, however, that as discussed below and under certain conditions, you may continue to receive your Guaranteed Annual Lifetime Withdrawals under Guaranteed Annual Withdrawal Settlement Payments).

The first time you make a withdrawal under the rider, the Simple Interest Benefit (described below) will end.

Lifetime Withdrawals up to the GALWA will not impact the Lifetime Benefit Basis. If, after you have taken a withdrawal, you choose to receive only a part of, or none of, your Lifetime Withdrawal in any given rider year, your GALWA will not increase for future rider years.

Within each Rider Year, you may take Excess Withdrawals. Excess Withdrawals will reduce your Lifetime Benefit Basis and your Simple Interest Benefit Basis as described below, and may do so by more than the actual amount of the Excess Withdrawal. CURRENTLY, SCHEDULED WITHDRAWALS UNDER A SYSTEMATIC WITHDRAWAL PROGRAM TO SATISFY A REQUIRED MINIMUM DISTRIBUTION PLAN FOR THE VALUE OF THIS CONTRACT ARE NOT CONSIDERED EXCESS WITHDRAWALS PROVIDED YOU ENROLL IN THE AUTOMATIC REQUIRED MINIMUM DISTRIBUTION PLAN. (SEE DESCRIPTION OF THE CONTRACT, SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS.)


All withdrawals under the Guaranteed Lifetime Withdrawal Benefit rider are also partial withdrawals under the Contract. Such withdrawals will reduce your death benefit and are subject to income tax, including a 10% penalty tax if the withdrawals are taken before age 59 1/2. (See FEDERAL TAX MATTERS). Any applicable contingent deferred sales charge will apply to all withdrawals. When you take a partial withdrawal under a Guaranteed Lifetime Withdrawal Benefit rider, you may not request a partial withdrawal from the Foundation Account before all Contract Value in your other allocation options is exhausted for your benefit to remain in effect. A partial withdrawal from the Foundation Account before the value in all other allocation options is exhausted will violate the rider's allocation restrictions, and will cause your rider to terminate, unless otherwise prohibited by state law. We will reduce all allocation options proportionally other than the Foundation Account until the Contract Value in such allocation options is exhausted; only then will we take a partial withdrawal from the Foundation Account.


Also note that adding the Guaranteed Lifetime Withdrawal Benefit rider to your Contract will not automatically cancel any systematic withdrawals you have established. Because withdrawals more than your GALWA may significantly reduce or eliminate your ability to make Lifetime Withdrawals under the rider, you should consider whether any existing systematic withdrawals should be adjusted.


If a Lifetime Withdrawal under the Guaranteed Lifetime Withdrawal Benefit causes your Contract Value to be equal to zero, we will continue to pay you your GALWA for the remainder of the life of the Covered Person ("Guaranteed Lifetime Withdrawal Benefit settlement"). Your Contract, the Guaranteed Lifetime Withdrawal Benefit rider, and all other riders attached to your Contract then will terminate. At that time, only the Guaranteed Lifetime Withdrawal Benefit settlement will be in effect, and we may not accept additional purchase payments. Any withdrawal you make before a Guaranteed Lifetime Withdrawal Benefit Settlement Payment is a withdrawal made from your Contract Value. We are only required to start using our own money to make payments when there is a Guaranteed Lifetime Withdrawal Benefit settlement.


If you have begun to take Lifetime Withdrawals and you have positive Contract Value on your anticipated Payout Date:

    a.) we will extend your Payout Date in order to continue providing Lifetime
        Withdrawals under the terms of this rider;
    b.) we may not accept any additional purchase payments; and


    c.) all other riders attached to your Contract, if any, will terminate.

If lifetime withdrawals have not begun as of the anticipated Payout Date, you may change the payout date by Written Request, as described in the Contract to which this rider is attached. If the Payout Date is extended, we may not accept additional purchase payments, and all other riders attached to your Contract, if any, will terminate. If the Payout Date is not changed, we will use the anticipated Payout Date as your Payout Date and the rider will terminate.

We will continue to assess the rider charges for the Guaranteed Lifetime Withdrawal Benefit rider, until your Payout Date unless your rider terminates before that date and the Minimum Charge Period has expired.

You should carefully consider when to begin taking Lifetime Withdrawals if you have elected the Guaranteed Lifetime Withdrawal Benefit. If you begin taking Lifetime Withdrawals too soon or delay taking Lifetime Withdrawals for too long, you may limit the value of the Guaranteed Lifetime Withdrawal Benefit. Also, charges for the Guaranteed Lifetime Withdrawal Benefit rider will accrue as of the rider issue date, even though you may not begin taking withdrawals for many years, or ever. IF YOU ELECT THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT FOR A QUALIFIED CONTRACT, TAX RULES MAY PREVENT YOU FROM TAKING PARTIAL WITHDRAWALS WHEN YOU OTHERWISE WOULD, OR REQUIRE YOU TO TAKE EXCESS WITHDRAWALS, REDUCING YOUR LIFETIME BENEFIT BASIS. (SEE FEDERAL TAX MATTERS, TAXATION OF QUALIFIED PLANS). All withdrawals taken before age 59 1/2 are subject to an additional 10% penalty tax. Consult a tax advisor before purchasing the Guaranteed Lifetime Withdrawal Benefit rider.

Examples of how withdrawals may affect your benefit under the Income Now option are provided in Appendix C.

Amount of your GALWA. The GALWA is the amount we guarantee you may withdraw each year under the Income Now option as long as the Covered Person is alive and you satisfy the rider's conditions. We determine the GALWA by multiplying the Lifetime Benefit Basis by an annual lifetime benefit percentage of at least 2% (the minimum percentage may be different in your state). The current annual lifetime benefit percentages are shown below. The annual lifetime benefit percentages that apply to your rider are shown on your rider Data Pages.

-----------------------------------------------------------------------------------------------------------
                       Attained Age of Covered Person at First Withdrawal or Step-Up
-----------------------------------------------------------------------------------------------------------
Age            55   56   57   58   59   60   61   62   63   64   65   66   67   68   69   70   71   72   73
-----------------------------------------------------------------------------------------------------------
Percentage    4.1  4.2  4.3  4.4  4.5  4.6  4.7  4.8  4.9  5.0  5.1  5.2  5.3  5.4  5.5  5.6  5.7  5.8  5.9
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Age            74   75   76   77   78   79   80   81   82   83   84  85+
-----------------------------------------------------------------------------------------------------------
Percentage    6.0  6.1  6.2  6.3  6.4  6.5  6.6  6.7  6.8  6.9  7.0  7.1
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
     Joint Covered Persons - Attained Age of Youngest Covered Person at First Withdrawal or Step Up(1)
-----------------------------------------------------------------------------------------------------------
Age            55   56   57   58   59   60   61   62   63   64   65   66   67   68   69   70   71   72   73
-----------------------------------------------------------------------------------------------------------
Percentage    3.6  3.7  3.8  3.9  4.0  4.1  4.2  4.3  4.4  4.5  4.6  4.7  4.8  4.9  5.0  5.1  5.2  5.3  5.4
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Age            74   75   76   77   78   79   80   81   82   83   84  85+
-----------------------------------------------------------------------------------------------------------
Percentage    5.5  5.6  5.7  5.8  5.9  6.0  6.1  6.2  6.3  6.4  6.5  6.6
-----------------------------------------------------------------------------------------------------------

(1) If only one Covered Person is living at the time of the first withdrawal, we will use the Single Covered Person's rates, and the percentages used will be based on the surviving Covered Person's Current Age at the time of the withdrawal.

We base the annual lifetime benefit percentage on the annual lifetime benefit percentages in effect at the Rider Issue Date (which are shown on your rider Data Pages) and the youngest Covered Person's Current Age at the time the first Lifetime Withdrawal occurs following the Rider Issue Date. If a Step-Up occurs after the first Lifetime Withdrawal, we will base the percentage on the youngest

Covered Person's Current Age at the time of the Step-Up. This will result in an increase to the annual withdrawal benefit percentage. In addition, if the youngest Covered Person (if there were joint Covered Persons) is deceased at the time of Step-Up, then we will base the percentage on the age the deceased would have been had he or she been living at the time of the Step-Up. We will only know if the youngest Covered Person is deceased if you inform us. This information will affect your benefit. Please let us know if a Covered Person dies. We are not responsible for any misdirected payments that result from failure to promptly notify us of any such death.

Lifetime Benefit Basis. We use the Lifetime Benefit Basis to calculate the Guaranteed Annual Lifetime Withdrawal Amount. We show the Lifetime Benefit Basis as of the Rider Issue Date on your rider Data Pages.


You may increase the Lifetime Benefit Basis by making purchase payments during the Window Period ("window purchase payments") up to the maximum window purchase payment allowed (also shown on your rider Data Pages, currently, two times your initial purchase payment) and on each Rider Anniversary the option is in effect, by making use of the simple interest benefit and Step-Up options. Window purchase payments will also increase your Simple Interest Benefit Basis and the amount under your Step-Up option. The Window Period is shown on your rider Data Page. While there is no guaranteed minimum window period, we were offering a 12-month Window Period as of the effective date of this prospectus.

We are currently waiving the maximum window purchase payment limitation. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount. Such purchase payments will not participate in any Guaranteed Lifetime Withdrawal Benefit rider benefits unless a Step-Up occurs.

We will reset the Lifetime Benefit Basis if you make an Excess Withdrawal. Any change in the Lifetime Benefit Basis will also result in a change in the GALWA. The Lifetime Benefit Basis is used only to calculate the GALWA. The Lifetime Benefit Basis does not establish or guarantee a minimum Contract Value, Surrender Value, death benefit, or return for any Subaccount. See the Excess Withdrawals discussion below for additional information.


Simple Interest Benefit. This benefit guarantees an increase in your Lifetime Benefit Basis (and therefore your Lifetime Withdrawals under this rider) each rider year the benefit is in effect. The benefit, however, does not increase your Contract Value. Under the Income Now option, the increase will equal simple interest benefit basis rate of at least 1% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increases) the Simple Interest Benefit is in effect. The current simple interest benefit basis rate is 3%. We show the simple interest benefit basis rate that applies to your Contract on your rider Data Pages.

For the Simple Interest Benefit to take effect, your Lifetime Benefit Basis with the applicable simple interest rate ("Simple Interest Benefit Basis") must be greater than the Lifetime Benefit Basis for that Rider Anniversary. The Simple Interest Benefit Basis on your Rider Issue Date is equal to your Lifetime Benefit Basis as of that date. Any window purchase payment you make, up to maximum window purchase payment we allow, will increase the Simple Interest Benefit Basis.

If you have a Qualified Contract, you may not be able to take advantage of all 10 years of the Simple Interest Benefit if you are within 10 years of your required minimum distribution beginning date (generally age 70 1/2) at the time you purchase the Contract.

This benefit will remain in effect until the earliest of:

    o   your first Lifetime Withdrawal following the rider issue date;
    o   the 10th Rider Anniversary; or


    o   the date you violate the allocation restrictions.


Examples of how the Simple Interest Benefit Basis works are provided in Appendix C.

Lifetime Benefit Basis Step-Up. You may, subject to certain conditions, elect to have the Lifetime Benefit Basis automatically "stepped-up" each year to equal your current Contract Value. Step-Ups will occur if your Contract Value is greater than the Lifetime Benefit Basis as of the Step-Up date and we are issuing new Guaranteed Lifetime Withdrawal Benefit riders on the date of the Step-Up. A Step-Up in your Lifetime Benefit Basis will increase your GALWA.


Once elected, the Lifetime Benefit Basis will be annually stepped-up until the earliest of the following:

    (a) the date you violate an allocation restriction;


    (b) the Rider Anniversary on or following the youngest Covered Person's 85th birthday;
    (c) the date you change Contract ownership; or
    (d) the date you terminate the option by Written Request.


Step-Ups will begin on the Rider Anniversary following your Written Request for automatic Step-Ups. If you elect the "Step-Up," the start date for the new Benefit Period will be the Step-Up date and the Lifetime Benefit Basis will equal your Contract Value as of the Step-Up date. Following your Step-Up election, you may pay a new current charge each year, up to the maximum charge for your rider, which may be higher. We will notify you 60 days in advance of the Step-Up if the rider fee will increase. If you discontinue the automatic Step-Ups, you may not re-elect the Step-Up option at a later time.

You should carefully consider whether to elect a Step-Up under a Qualified Contract if you are within 10 years of your required minimum distribution beginning date (generally age 70 1/2) and you expect to take required minimum distributions from the Contract. Also, Withdrawals before age 59 1/2 are subject to a 10% penalty tax. (See FEDERAL TAX MATTERS).

Lifetime Benefit increases if both the Simple Interest Benefit and the Step-Up option are in effect. If both the Simple Interest Benefit and the Step-Up option are in effect, we will compare the lifetime benefit increase for a Rider Anniversary to the following amounts:

    (1) the Simple Interest Benefit Basis as of that Rider Anniversary; and
    (2) the current Contract Value as of that Rider Anniversary.

If either (1) or (2) above are greater than the Lifetime Benefit Basis for that Rider Anniversary, the Lifetime Benefit Basis will be increased (stepped-up) by the greater amount. If both (1) and (2) above are lower than the Lifetime Benefit Basis for that Rider Anniversary, there will be no adjustment for that rider year and the Lifetime Benefit Basis will not change.


Foundation Account following Step Up in the Lifetime Benefit Basis. The Benefit Allocation Plan you elect may require an allocation to the Foundation Account. This amount equals the Lifetime Benefit Basis (as of the Step-Up date) multiplied by the Foundation Account allocation percentage in the Benefit Allocation Plan you elected. In that case we will transfer Contract Value from your other allocation options to fund any increase in the Foundation Account that then will be required. We will make such transfers first from the Subaccounts on a pro-rata basis, then from the DCA Fixed Periods, if applicable, from oldest to newest. We reserve the right to waive this requirement. If we do so, we will administer the waiver on a non-discriminatory basis. We are currently waiving this requirement.

Excess Withdrawals. If an Excess Withdrawal occurs we will reset your Lifetime Benefit Basis equal to the previous Lifetime Benefit Basis reduced by the greater of:


    (a)  the Excess Withdrawal amount; or
    (b) a proportional adjustment amount that is equal to (1) divided by (2), with the result multiplied by (3), where:
         (1) =  the Excess Withdrawal amount.
         (2) = the Contract Value before the withdrawal minus the remaining GALWA, if any, at the time of withdrawal. The remaining GALWA is the amount available for withdrawal without exceeding the GALWA.
         (3) = the Lifetime Benefit Basis before the withdrawal.

If the Lifetime Benefit Basis is reset (reduced) as described above, as a result of the Excess Withdrawal, we then will recalculate and reduce the GALWA. We will send you notice of the amount of your reduced Lifetime Benefit Basis and GALWA within seven days of the date the Excess Withdrawal is made. If your Contract Value is less than the Lifetime Benefit Basis, we will reduce your Lifetime Benefit Basis by an amount greater than the amount of the Excess Withdrawal (as described above). In this case, the less your Contract Value is relative to your Lifetime Benefit Basis, the larger the impact of an Excess Withdrawal.

We may waive the Excess Withdrawal treatment described above if the withdrawals are scheduled withdrawals intended to meet IRS required minimum distribution rules. Currently, scheduled withdrawals under a systematic withdrawal program to satisfy a required minimum distribution plan for the value of this Contract are not considered Excess Withdrawals provided you enroll in the Automatic Required Minimum Distribution plan. However, we may at a future date decide to consider such withdrawals as Excess Withdrawals. An Excess Withdrawal that would cause your Contract's Surrender Value to be less than $2,000 will cause your Contract and the Income Now Option to end.

Appendix C includes an example of how Excess Withdrawals may affect your benefit.

FEATURES OF THE INCOME LATER OPTION. The following discussion describes certain aspects of how the Income Later option works, which may be different from the Income Now option.

Withdrawals in General. You may make withdrawals up to the GALWA while at least one Covered Person is living (please note, however, that as discussed below and under certain conditions, you may continue to receive your Guaranteed Annual Lifetime Withdrawals under a settlement option if we are making Guaranteed Annual Withdrawal Settlement Payments).

You may take one Non-Lifetime Withdrawal of any amount before you take Lifetime Withdrawals. While no Simple Interest Benefit (described below) will be applied to your Contract for the Rider Year in which you make your Non-Lifetime Withdrawal, the Simple Interest Benefit will resume the second Rider Year after taking your Non-Lifetime Withdrawal.

Non-Lifetime Withdrawals will decrease your Lifetime Benefit Basis if you take an Excess Withdrawal. If you take any additional withdrawals before the end of the second rider year after taking your first withdrawal, your first withdrawal will no longer be considered a Non-Lifetime Withdrawal. In that case, the Simple Interest Benefit will never resume.

Lifetime Withdrawals up to the GALWA will not impact the Lifetime Benefit Basis. If, after you have taken a withdrawal, you choose to receive only a part of, or none of, your Lifetime Withdrawal in any given rider year, your GALWA will not increase for future rider years.

Within each rider year, you may take Excess Withdrawals. Excess Withdrawals will reduce your Lifetime Benefit Basis and your Simple Interest Benefit Basis as described below, and may do so by more than the actual amount of the Excess Withdrawal. CURRENTLY, SCHEDULED WITHDRAWALS UNDER A SYSTEMATIC WITHDRAWAL PROGRAM TO SATISFY A REQUIRED MINIMUM DISTRIBUTION PLAN FOR THE VALUE OF THIS CONTRACT ARE NOT CONSIDERED EXCESS WITHDRAWALS PROVIDED YOU ENROLL IN THE AUTOMATIC REQUIRED MINIMUM DISTRIBUTION PLAN. (SEE DESCRIPTION OF THE CONTRACT, SURRENDERS (REDEMPTIONS) AND PARTIAL WITHDRAWALS.)


All withdrawals under the Guaranteed Lifetime Withdrawal Benefit rider are also partial withdrawals under the Contract. Such withdrawals will reduce your death benefit are subject to income tax including a 10% penalty tax if the withdrawals are taken before age 59 1/2. (See FEDERAL TAX MATTERS). Any applicable contingent deferred sales charge will apply to all withdrawals. When you take a partial withdrawal under a Guaranteed Lifetime Withdrawal Benefit rider, we will reduce all allocation options proportionally other than the Foundation Account until the value in such allocation options is exhausted; only then will we take a partial withdrawal from the Foundation Account. A partial withdrawal from the Foundation Account before the Contract Value in all other allocation options is exhausted will violate the rider's allocation restrictions, and will cause your rider to terminate unless otherwise prohibited by state law.


Also note that adding the Guaranteed Lifetime Withdrawal Benefit rider to your Contract will not automatically cancel any systematic withdrawals you have established. Because withdrawals more than your GALWA may significantly reduce or eliminate your ability to make Lifetime Withdrawals under the rider, you should consider whether any existing systematic withdrawals should be adjusted.

If a Lifetime Withdrawal under the Guaranteed Lifetime Withdrawal Benefit causes your Contract Value to be equal to zero, we will pay any remaining Lifetime Withdrawals under the terms of the Income Payout Option that we will make available for that purpose. ("Guaranteed Lifetime Withdrawal Benefit settlement"). Your Contract, the Guaranteed Lifetime Withdrawal Benefit rider, and all other riders attached to your Contract then will terminate, and you may not make additional purchase payments. At that time, only the Guaranteed Lifetime Withdrawal Benefit settlement will be in effect. Any withdrawal you make before a Guaranteed Lifetime Withdrawal Benefit Settlement Payment is a withdrawal made from your Contract Value. We are only required to start using our own money to make payments when there is a Guaranteed Lifetime Withdrawal Benefit Settlement Payment.

If you have begun to take Lifetime Withdrawals those will continue past the anticipated Payout Date:

    a.) we may not accept any additional purchase payments;
    b.) we will extend your Payout Date in order to continue providing lifetime withdrawals under the terms of this rider; and c.) all other riders attached to your Contract, if any, will terminate.

If Lifetime Withdrawals have not begun as of the anticipated Payout Date, you may change the Payout Date by Written Request. If the Payout Date is extended, we may not accept additional purchase payments, and all other riders attached to your Contract, if any, may terminate. If the Payout Date is not changed, we will use the anticipated Payout Date as your Payout Date and the rider will terminate.


We will continue to assess your rider charges for the Guaranteed Lifetime Withdrawal Benefit rider until your actual Payout Date.


You should carefully consider when to begin taking Lifetime Withdrawals if you have elected the Guaranteed Lifetime Withdrawal Benefit. If you begin taking Lifetime Withdrawals too soon or delay taking Lifetime Withdrawals for too long, you may limit the value of the Guaranteed Lifetime Withdrawal Benefit. Also, charges for the Guaranteed Lifetime Withdrawal Benefit rider will accrue as of the Rider Issue Date, even though you may not begin taking withdrawals for many years, or ever. IF YOU ELECT THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT FOR A QUALIFIED CONTRACT, TAX RULES MAY PREVENT YOU FROM TAKING PARTIAL WITHDRAWALS WHEN YOU OTHERWISE WOULD, OR REQUIRE YOU TO TAKE EXCESS WITHDRAWALS, REDUCING YOUR LIFETIME BENEFIT BASIS. (SEE FEDERAL TAX MATTERS, TAXATION OF QUALIFIED PLANS). Lifetime Withdrawals taken before age 59 1/2 are subject to an additional 10% penalty tax. Consult a tax advisor before purchasing the Guaranteed Lifetime Withdrawal Benefit rider.

Examples of how withdrawals may affect your benefit under the Income Later option are provided in Appendix C.

Amount of your GALWA. The GALWA is the amount we guarantee you may withdraw each year under the Income Later option as long as the Covered Person is alive and you satisfy the rider's conditions. We determine the GALWA by multiplying the Lifetime Benefit Basis by an annual lifetime benefit percentage of at least 2% (the minimum percentage may be different in your state). The current annual lifetime benefit percentages are shown below. The annual lifetime benefit percentages that apply to your Contract are shown on your rider Data Pages.

--------------------------------------------------------------------------------
          Attained Age of Covered Person at First Withdrawal or Step-Up
--------------------------------------------------------------------------------
Age             50-54     55-60     61-64     65-69     70-74     75-79     80+
--------------------------------------------------------------------------------
Percentage      3.00      3.75      4.25       4.50      5.00      5.25     5.50
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Joint Covered Persons - Attained Age of Youngest Covered
                    Person at First Withdrawal or Step-Up(1)
--------------------------------------------------------------------------------
Age             50-54     55-60     61-64     65-69     70-74     75-79     80+
--------------------------------------------------------------------------------
Percentage      2.50      3.25      3.75      4.00       4.50      4.75     5.00
--------------------------------------------------------------------------------

(1) If only one Covered Person is living at the time of your first withdrawal, we will use the single Covered Person's rates, and the percentage used will be based on the surviving Covered Person's Current Age at the time of the first Lifetime Withdrawal.

We determine the Guaranteed Annual Lifetime Withdrawal Amount by multiplying the Lifetime Benefit Basis by the annual lifetime benefit percentage on the annual lifetime benefit percentage in effect at the Rider Issue Date (as shown on your rider Data Page). The percentage is based on the youngest Covered Person's Current Age at the time the first Lifetime Withdrawal occurs following the rider Issue Date. The annual lifetime benefit percentage will not change after your first Lifetime Withdrawal occurs. The annual withdrawal percentage is based on the age of the youngest Covered Person and the number of Covered Persons (1 or 2). We will only know if the youngest Covered Person is deceased if you inform us. This information may affect your benefit. Please let us know if a Covered Person dies.

Lifetime Benefit Basis. We use the Lifetime Benefit Basis to calculate the Guaranteed Annual Lifetime Withdrawal Amount. We show the Lifetime Benefit Basis as of the Rider Issue Date on your rider Data Pages.


You may increase the Lifetime Benefit Basis by making purchase payments during the Window Period ("window purchase payments") up to the maximum window purchase payment allowed (also shown on your rider Data Pages, currently, two times your initial purchase payment) and on each Rider Anniversary the option is in effect, by making use of the simple interest benefit and Step-Up options. Window purchase payments will increase your Simple Interest Benefit Basis and the amount under your Step-Up option. The Window Period is shown on your rider Data Page. While there is no guaranteed minimum window period, we were offering a 12-month Window Period as of the effective date of this prospectus.

We are currently waiving the maximum window purchase payment limitation. You should carefully consider whether you want to make purchase payments after the window period or in excess of the maximum window purchase payment amount. Such purchase payments will not affect the Guaranteed Lifetime Withdrawal Benefit rider benefits if the Step-Up option is not in effect.

We will reset the Lifetime Benefit Basis if you make an Excess Withdrawal. Any change in the Lifetime Benefit Basis will also result in a change in the GALWA. The Lifetime Benefit Basis is used only to calculate the GALWA. The Lifetime Benefit Basis does not establish or guarantee a minimum Contract Value, Surrender Value, death benefit, or return for any Subaccount. See the Excess Withdrawals discussion below for additional information.


Simple Interest Benefit. This benefit guarantees an increase in your Lifetime Benefit Basis (and therefore your Lifetime Withdrawals under this rider) each rider year the benefit is in effect. The benefit, however, does not increase your Contract Value. Under the Income Later option, the increase will equal simple interest of at least 1% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increase) the Simple Interest Benefit is in effect. The current simple interest benefit basis rate is 7.5%. The simple interest benefit basis rate that applies to your Contract is shown on your Rider Data Page.

For the Simple Interest Benefit to take effect, your Lifetime Benefit Basis with the applicable simple interest benefit basis rate ("Simple Interest Benefit Basis") must be greater than the Lifetime Benefit Basis for that Rider Anniversary. The Simple Interest Benefit Basis on your rider issue date is equal to your Lifetime Benefit Basis as of that date.

If you have a Qualified Contract, you may not be able to take advantage of all 10 years of the Simple Interest Benefit if you are within 10 years of your required minimum distribution beginning date (generally age 70 1/2) at the time you purchase the Contract.

If a Non-Lifetime Withdrawal occurs, we will suspend the Simple Interest Benefit for the rider year in which the withdrawal occurs; the Simple Interest Benefit will resume the following rider year if no additional withdrawals occur.

This benefit will remain in effect until the earliest of:

    o   your first Lifetime Withdrawal following the Rider Issue Date;
    o   the 10th Rider Anniversary if no Step-Ups have occurred as of that date;
    o the 10th Step-Up Anniversary of the last Step-Up that occurs on or prior to your 10th Rider Anniversary (but in no event later than the 20th Rider Anniversary); or


    o   the date you violate the allocation restrictions.


Your Simple Interest Benefit Basis may be adversely affected if your Non-Lifetime Withdrawal is also an Excess Withdrawal, as described below.


If you take an Excess Withdrawal, we will reduce your Simple Interest Benefit Basis by an amount equal to the greater of:


        (1)  the Excess Withdrawal amount; or

        (2)  a proportional adjustment amount that is equal to (A) divided by
             (B), with the result multiplied by (C), where:

             (A) = the Excess Withdrawal amount;

             (B) = the Contract Value before the withdrawal minus the remaining
                   GALWA, if any, at the time of withdrawal. The remaining GALWA is the amount available for withdrawal without exceeding the GALWA.

             (C) = is the Simple Interest Benefit Basis before the withdrawal.

Examples of how the Simple Interest Benefit Basis works are provided in Appendix C.

Lifetime Benefit Basis Step-Up. You may, subject to certain conditions, elect to have the Lifetime Benefit Basis automatically "stepped-up" each year to equal your current Contract Value. Step-Ups will occur if your Contract Value is greater than the Lifetime Benefit Basis as of the Step-Up date and we are issuing new Guaranteed Lifetime Withdrawal Benefit riders on the date of the Step-Up. A Step-Up in your Lifetime Benefit Basis will increase your GALWA.


Once elected, the Lifetime Benefit Basis will be annually stepped-up until the earliest of the following:

    (a) the date you violate an allocation restriction;


    (b) the Rider Anniversary on or following the youngest Covered Person's 85th birthday;
    (c) the date you change Contract ownership; or
    (d) the date you terminate the option by Written Request.


Step-Ups will begin on the Rider Anniversary following your Written Request for automatic Step-Ups. If you elect the "Step-Up," the start date for the new Benefit Period will be the Step-Up date and the Lifetime Benefit Basis will equal your Contract Value as of the Step-Up date. Following your Step-Up election, you may pay a new current charge each year, up to the maximum charge for your rider, which may be higher. We will notify you 60 days in advance of the Step-Up if the rider fee will increase. If you discontinue the automatic Step-Ups, you may not re-elect the Step-Up option at a later time.


You should not elect a Step-Up under a Qualified Contract if you are within 10 years of your required minimum distribution beginning date (generally age 70 1/2) and you expect to take required minimum distributions from the Contract.

Lifetime Benefit increases if both the Simple Interest Benefit and the Step-Up option are in effect. If both the Simple Interest Benefit and the Step-Up option are in effect, we will compare the lifetime benefit increase for a Rider Anniversary to the following amounts:

    (1) the Simple Interest Benefit Basis as of that Rider Anniversary; and
    (2) the current Contract Value as of that Rider Anniversary.

If either (1) or (2) above are greater than the Lifetime Benefit Basis for that Rider Anniversary, the Lifetime Benefit Basis will be increased (stepped-up) by the greater amount. If both (1) and (2) above are lower than the Lifetime Benefit Basis for that Rider Anniversary, there will be no adjustment for that Rider Year and the Lifetime Benefit Basis will not change.


Foundation Account following Step-Up in the Lifetime Benefit Basis. The Benefit Allocation Plan you elect may require you to allocate to the Foundation Account in order to satisfy the rider's allocation restrictions. This amount equals the Lifetime Benefit Basis (of a Step-Up date) multiplied by the Foundation Account allocation percentage by the Benefit Allocation Plan then in effect. If the Lifetime Benefit Basis is Stepped-Up and we require the Foundation Account as part of the Benefit Allocation Plan then in effect, we will transfer Contract Value from your other allocation options to fund any increase in the Foundation Account that then will be required in order to satisfy the rider's allocation restrictions. We will make such transfers first from the Subaccounts on a pro-rata basis, then from the DCA fixed periods, if applicable, from oldest to newest. We reserve the right to waive this requirement. If we do so, we will administer the waiver on a non-discriminatory basis. We are currently waiving this requirement.


Excess Withdrawals. An Excess Withdrawal will affect your Lifetime Benefit Basis and your Simple Interest Benefit Basis, and may cause your Contract and the rider to terminate. If an Excess Withdrawal occurs, we will reset your Lifetime Benefit Basis to equal your previous Lifetime Benefit Basis reduced by the greater of:

    (a) the Excess Withdrawal amount; or
    (b) a proportional adjustment amount that is equal to (1) divided by (2), with the result multiplied by (3), where:
        (1) = the Excess Withdrawal amount.
        (2) = the Contract Value before the withdrawal minus the remaining GALWA, if any, at the time of withdrawal. The remaining GALWA is the amount available for withdrawal without exceeding the GALWA.
        (3) = the Lifetime Benefit Basis before the withdrawal.

If the Lifetime Benefit Basis is reset (reduced), as described above, as a result of the Excess Withdrawal, we then will recalculate and reduce the GALWA. We will send you notice of the amount of your reduced Lifetime Benefit Basis and GALWA within seven days of the date the Excess Withdrawal is made. If your Contract Value is less than the Lifetime Benefit Basis, we will reduce your Lifetime Benefit Basis by an amount greater than the amount of the Excess Withdrawal (as described above). In this case the less your Contract Value is relative to your Lifetime Benefit Basis, the larger the impact of an Excess Withdrawal.

In addition, an Excess Withdrawal will reduce your Simple Interest Benefit Basis. This reduction will equal the greater of:

    o   the amount of your Excess Withdrawal; or
    o a proportionate adjustment to your Simple Interest Benefit Basis equal to (A) divided by (B), with the result multiplied by (C) where:
         >  A is the Excess Withdrawal amount;
         > B is your Contract Value before the Excess Withdrawal minus your remaining Guaranteed Annual Lifetime Withdrawal Amount (i.e., the amount you may withdraw without exceeding your Guaranteed Annual Lifetime Withdrawal Amount), if any, at the time of the withdrawal; and
         >  C is your Simple Interest Benefit Basis before the Excess
            Withdrawal.

Finally, an Excess Withdrawal that would cause your Contract's Surrender Value to be less than $2,000 will cause your Contract and the Income Later option to end.


If you take a Non-Lifetime Withdrawal that also is an Excess Withdrawal, your Lifetime Benefit Basis and Simple Interest Benefit Basis will be affected and your Contract may terminate, all as described above. In addition, the annual credit under the Simple Interest Benefit, when it resumes will equal the simple interest benefit rate multiplied by the adjusted Lifetime Benefit Basis. The adjusted Lifetime Benefit Basis will be determined based on the following formula: The Lifetime Benefit Basis at the end of the first Rider Year, reduced by the greater of:


    o   the Excess Withdrawal amount; or
    o a proportional adjustment that is equal to (A) divided by (B) with the result multiplied by (C) where:

        (A) is the Excess Withdrawal Amount:
        (B) is your Contract Value before the withdrawal minus any remaining Guaranteed Annual Lifetime Withdrawal Amount; and
        (C) is the Lifetime Benefit Basis at the end of the first Rider Year.

We may waive the Excess Withdrawal treatment described above if the withdrawals are scheduled withdrawals intended to meet IRS required minimum distribution rules. Currently, scheduled withdrawals under a systematic withdrawal program to satisfy a required minimum distribution plan for the value of this Contract are not considered Excess Withdrawals provided you enroll in the Automatic Required Minimum Distribution plan. However, we may at a future date decide to consider such withdrawals as Excess Withdrawals.

Appendix C includes an example of how Excess Withdrawals may affect your benefit.


Allocation Restrictions. There are certain allocation restrictions required if you invest in a Guaranteed Lifetime Withdrawal Benefit rider. If you violate these restrictions, your benefit will irrevocably terminate. These restrictions are intended to minimize our risk that we will have to pay Guaranteed Lifetime Withdrawal Settlement Payments. In minimizing risk, however, such programs also may limit the potential for Contract Value to appreciate. You may earn a higher rate of return from other Subaccount(s) or Fixed Periods, if any, not available under the rider.

The allocation restrictions require you to invest all your Net Purchase Payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, and Contract Value in a Benefit Allocation Plan. However, you may elect the DCA Fixed Period at Contract issue. All of your Contract Value allocated to the DCA Fixed Period will then be invested in a Benefit Allocation Plan. The Benefit Allocation Plan may require that you invest in the Foundation Account.


BENEFIT ALLOCATION PLANS. The Guaranteed Lifetime Withdrawal Benefit rider does not guarantee Contract Value or the performance of any Benefit Allocation Plan. You do not have to elect the Guaranteed Lifetime Withdrawal Benefit rider to use the Benefit Allocation Plan. You should consult your agent to assist you in determining whether these Benefit Allocation Plans are suited for your financial needs and risk tolerance. Subject to approval, notice or consent required by applicable law, we may:

    (i)   add Benefit Allocation Plans without prior notice;
    (ii)  remove or substitute Benefit Allocation Plans; and
    (iii) substitute allocation options within an available Benefit Allocation Plan.

We will notify you in advance of any substitution, removal or change to a Benefit Allocation Plan you elected. If we remove a Benefit Allocation Plan, existing Contracts that are using the Benefit Allocation Plan at the time it is removed may continue to use it. The removed Benefit Allocation Plan will not be available for newly issued Contracts, nor will existing Contracts be able to switch to the removed Benefit Allocation Plan.

The allocation restrictions require that you must allocate your Net Purchase Payments, Credit Value Enhancements, Contract Value Increase Enhancements, and Purchase Payment Credits, if any, and Contract Value to an available Benefit Allocation Plan. In addition, you may allocate your initial purchase payment to the DCA Fixed Period and then dollar-cost average into the Benefit Allocation Plan you elected.


The Benefit Allocation Plans include certain of the asset allocation models described under DESCRIPTION OF THE CONTRACT, Allocation of Net Purchase Payments. The Benefit Allocation Plans are:


    o  Ultra Series Diversified                     o  Ultra Series Moderate
       Income Subaccount                               Allocation Subaccount
    o  Conservative Growth Model                    o  BlackRock Global
    o  Ultra Series Conservative                       Allocation Subaccount
       Allocation Subaccount                        o  Growth Model
    o  Balanced Model                               o  Aggressive Growth Model
    o  Risk-Managed Funds Model                     o  Create Your Own Model
    o  Moderate Growth Model


See DESCRIPTION OF THE CONTRACT, Allocation of Purchase Payments for more information about the Benefit Allocation Plans.


The Create Your Own Model permits you create your own Benefit Allocation Plan from a menu of available Subaccounts. Your Create Your Own Model must include at least four Subaccounts, and no more that 25% can be allocated to any Subaccount after the required allocation to the Foundation Account has been made. The currently available Subaccounts are:

--------------------------------------------------------------------------------
Ultra Series Money Market                  Invesco V.I. Government Securities
--------------------------------------------------------------------------------
Ultra Series Bond                          BlackRock Global Allocation
--------------------------------------------------------------------------------
Ultra Series Conservative Allocation       PIMCO VIT Total Return
--------------------------------------------------------------------------------
Ultra Series Moderate Allocation           PIMCO VIT Global Bond (Unhedged)
--------------------------------------------------------------------------------
Ultra Series Aggressive Allocation         Franklin High Income Securities
--------------------------------------------------------------------------------
Ultra Series Diversified Income            Franklin Income Securities
--------------------------------------------------------------------------------
Ultra Series High Income                   Mutual Global Discovery Securities
--------------------------------------------------------------------------------
Ultra Series Large Cap Value               Oppenheimer Main Street VA
--------------------------------------------------------------------------------
Ultra Series Large Cap Growth              Oppenheimer Main Street Small Cap VA
--------------------------------------------------------------------------------
Ultra Series Mid Cap                       Oppenheimer International Growth VA
--------------------------------------------------------------------------------
Ultra Series Small Cap                     Van Kampen Growth and Income II
--------------------------------------------------------------------------------
Ultra Series Equity Income                 Van Kampen Mid Cap Growth II
--------------------------------------------------------------------------------
Ultra Series International Sock
--------------------------------------------------------------------------------


You may change the allocation of subsequent Net Purchase Payments, Credit Value Increase Enhancements and Purchase Payment Credits, if any, to one of the other available Benefit allocation plans at any time, without charge by Written Request. Written Requests received in good order before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day will receive that day's Accumulation Unit value. Any change will be effective at the time we receive your Written Request. However, your Contract Value at the time of such request must also be transferred to the Benefit Allocation Plan selected.


In order for your benefit to remain in effect, certain Benefit Allocation Plans require you to allocate a specific percentage of your purchase payment(s) to the Foundation Account and we may require a specific dollar amount be allocated to the Foundation Account if a Step-Up occurs or you request a transfer. The specific dollar amount is based on your Lifetime Benefit Basis multiplied by the percentage required to be allocated to the Foundation Account for the Benefit Allocation Plan you elected. Allocations to the Foundation Account occur only at the time of a purchase payment, Step-Up or transfer. Contract Value allocated to the Foundation Account is not re-balanced due to investment performance. The allocation to the Foundation Account is in addition to any allocation to the Ultra Series Bond Fund that may be required by a Benefit Allocation Plan. You should carefully consider whether to choose a Benefit Allocation Plan that requires a Foundation Account because there are additional restrictions associated with the Foundation Account in order for your benefit to remain in effect. These restrictions include the inability to take a partial withdrawal from the Foundation Account until the Contract Value in your other allocation options has been exhausted. The amount required to be allowed in the Foundation Account in each available Benefit Allocation Plan are as follows:

----------------------------------------------------------------------------------------------------------------
BENEFIT ALLOCATION PLAN                                      PERCENTAGE OF PURCHASE PAYMENT OR LIFETIME BENEFIT
                                                             BASIS REQUIRED TO BE ALLOCATED TO THE FOUNDATION
                                                             ACCOUNT
----------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Subaccount                                          0%
----------------------------------------------------------------------------------------------------------------
Conservative Growth Model                                                           0%
----------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Subaccount                                     0%
----------------------------------------------------------------------------------------------------------------
Ultra Series Balanced Model                                                         0%
----------------------------------------------------------------------------------------------------------------
Risk-Managed Funds Model                                                            0%
----------------------------------------------------------------------------------------------------------------
Moderate Growth Model                                                              10%
----------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Subaccount                                        10%
----------------------------------------------------------------------------------------------------------------
BlackRock Global Allocation Subaccount                                             10%
----------------------------------------------------------------------------------------------------------------
Growth Model                                                                       20%
----------------------------------------------------------------------------------------------------------------
Aggressive Growth Model                                                            30%
----------------------------------------------------------------------------------------------------------------
Create Your Own Model                                                              40%
----------------------------------------------------------------------------------------------------------------

We deduct the percentage that we require to be allocated to the Foundation Account from your purchase payment first, and then allocate the remainder according to the Benefit Allocation Plan you elected. For example, if your purchase payment is $100,000, you elect a Guaranteed Lifetime Withdrawal Benefit, and you select the Growth Model, we would allocate 20% ($20,000) to the Foundation Account and then allocate the remaining $80,000 among the Subaccounts in the Growth Model.

If you request a transfer and the Foundation Account is part of the Benefit Allocation Plan you are transferring into, we will require that you allocate a specific dollar amount of Contract Value to the Foundation Account for your benefit to remain in effect. That dollar amount is equal to the Lifetime Benefit Basis as of the transfer date multiplied by the Foundation Account Allocation Percentage required for the Benefit Allocation Plan elected. We first will transfer such required dollar amount into the Foundation Account. We then will transfer your remaining Contract Value (after we deduct the required dollar amount allocated to the Foundation Account) to all other allocation options included in the Benefit Allocation Plan selected in proportion to the allocation percentage required for each allocation option.

    EXAMPLE. Your Lifetime Benefit Basis is $100,000 and you invest in the Create Your Own Model which has an allocation percentage of 40% to the Foundation Account. Your current Contract Value is $90,000 (Foundation Account $40,000; non-Foundation Account amount $50,000. You transfer to the Growth Model. The Growth Model Benefit Allocation Plan requires that you keep 20% or $20,000 in the Foundation Account ($100,000 Lifetime Benefit Basis x 20% required in the Foundation Account). Your total Contract Value of $90,000 would not change as a result of the transfer, but now only $20,000 would be allocated to the Foundation Account and $70,000 would be allocated to the non-Foundation Account allocation options.


Additional examples of how the Foundation Account will work are provided in Appendix C to this prospectus.

We require all Benefit Allocation Plans to participate in the automatic personal portfolio rebalancing service ("rebalancing") if the Benefit Allocation Plan you selected includes two or more Subaccounts other than the Foundation Account for your benefit to remain in effect. With rebalancing, we transfer Contract Value on each Contract Anniversary among the Subaccounts (other than the Foundation Account) to achieve a particular percentage allocation of Contract Value among those Subaccounts.


You will violate an allocation restriction if you transfer your Contract Value to an allocation option other than available Benefit Allocation Plan. If you do so, your Income Now or Income Later rider will terminate unless otherwise prohibited by state law.


Death Benefit. If you elect the Guaranteed Lifetime Withdrawal Benefit on or after October 19, 2009, your Guaranteed Lifetime Withdrawal Benefit generally includes a minimum guaranteed death benefit. However, if you convert from a Guaranteed Minimum Accumulation Benefit to the Guaranteed Lifetime Withdrawal Benefit, your death benefit will be the basic death benefit that is offered in the Contract (unless you have elected one of the optional death benefit riders described above under "Optional Death Benefits"). The death benefit proceeds described below will be reduced by any applicable premium expense charges not previously deducted, as stated above under "Purchase Payment Credits," and reduced by any Purchase Payment Credits applied to your Contract Value within 12 months of the Annuitant's death. Note that Federal tax law generally requires that amounts be distributed upon the death of the Owner (or death/change of an Annuitant if there is a non-natural Owner.) (See DESCRIPTION OF THE CONTRACT, Contract Loans, Death of an Owner, and FEDERAL TAX MATTERS).

The death benefit under the Guaranteed Lifetime Withdrawal Benefit is equal to the greater of:

    (i) the Contract Value less any Purchase Payment Credits applied within 12 months of the Annuitant's death, as of the date we receive Due Proof of Death reduced by any rider charges (calculated in proportion to the number of days since the prior Contract Anniversary for a partial year's charge); or
    (ii) the sum of your Net Purchase Payments made as of the date we receive Due Proof of Death minus an adjustment for each partial withdrawal made as of the date we receive Due Proof of Death.

If there is a partial withdrawal, the death benefit under the Guaranteed Lifetime Withdrawal Benefit will be adjusted on a dollar-for-dollar basis as long as the withdrawal is not an Excess Withdrawal. If the withdrawal is an Excess Withdrawal, we will adjust the death benefit by (a) divided by (b), with the result multiplied by (c); and then finally reduced by (a), where:

    (a) = the Excess Withdrawal amount;
    (b) = the Contract Value immediately before the Excess Withdrawal; and
    (c) = the sum of your Net Purchase Payments immediately before the date of the Excess Withdrawal, less any adjustments previously made for prior Excess Withdrawals.

The adjustment for an Excess Withdrawal has the effect of increasing the total adjustment amount when (c) is greater than (b) and reducing the total adjustment amount when (c) is less than (b).

The death benefit proceeds described above will be reduced by any applicable premium expense charges not previously deducted. We will not pay a death benefit if we are making Guaranteed Lifetime Withdrawal Settlement Payments.


Continuation Benefit. The continuation benefit allows an eligible joint Covered Person (who is not a co-Annuitant) to continue the Contract, including the Guaranteed Lifetime Withdrawal Benefit rider, in lieu of receiving death proceeds. Any continuation, however, is subject to the requirements of Code [SECTION]72(s). THE ELIGIBLE JOINT COVERED PERSON MUST ELECT TO CONTINUE THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT UNDER THE RIDER IN ORDER TO CONTINUE THE BENEFIT. If the eligible joint Covered Person elects to continue the Contract without electing to continue the rider under this provision, the Guaranteed Lifetime Withdrawal Benefit will not continue.


Under the continuation benefit, a joint Covered Person who is the Covered Person's spouse may continue the Guaranteed Lifetime Withdrawal Benefit if he or she if the sole primary beneficiary of the Contract on the date of death. An eligible joint Covered Person must elect the continuation benefit within 60 days of our receipt of due proof of death of the Covered Person. When elected, the joint Covered Person will continue to receive the benefits of the rider as long as he or she complies with Guaranteed Lifetime Withdrawal Benefit rider's conditions. This benefit may be exercised one time.


The benefit is generally designed to comply with current federal tax provisions related to status as a "spouse" under the federal Defense of Marriage Act. The DOMA definition does not recognize civil unions or same-sex marriages that may be allowed under state law. In certain states, where required, however, we may be required to allow to civil union and same-sex marriage partners to be designated as a Joint Covered Person. Contact us or your agent for more information. UNDER CURRENT LAW, THE FAVORABLE TAX TREATMENT PROVIDED BY FEDERAL TAX LAW TO A SURVIVING SPOUSE AS DEFINED UNDER DOMA IS NOT AVAILABLE TO A SURVIVING CIVIL UNION PARTNER OR SAME-SEX SPOUSE. FOR MORE INFORMATION REGARDING TAX LAWS, PLEASE CONTACT A TAX ADVISOR.


Joint Covered Person/Co-Annuitant Death. The Contract will continue in the event of the death of a joint Covered Person (i.e., the spouse of the primary Covered Person) who also is a co-Annuitant under the Contract. In the event, the Contract will pay the death benefit under your Guaranteed Lifetime Withdrawal Benefit rider, if applicable, at the death of the surviving Covered Person.

In the Event of Divorce. If you and your spouse divorce, we will not divide the benefit under the Guaranteed Lifetime Withdrawal Benefit rider as part of a divorce settlement or judgment. Any withdrawal in the event of a divorce will be considered a withdrawal under your Guaranteed Lifetime Withdrawal Benefit. You should consult a tax advisor concerning the tax consequences that can arise under your Contract and the Guaranteed Lifetime Withdrawal Benefit rider as a result of divorce.

Termination. You may terminate the Guaranteed Lifetime Withdrawal Benefit rider on any date. However, termination of the rider before the expiration of the Minimum Charge Period of seven years will result in rider charges continuing to be assessed (if permitted in your state) until the Minimum Charge Period is reached. If you terminate the Guaranteed Lifetime Withdrawal Benefit rider, your death benefit (if that option is integrated within the Guaranteed Lifetime Withdrawal Benefit) will also terminate and the basic death benefit that is available under the Contract will go into effect.

In addition, the Guaranteed Lifetime Withdrawal Benefit rider will automatically terminate on the earliest of:

    (a) the Payout Date;
    (b) the date there is a change of ownership of the Contract;


    (c) the date you violate an allocation restriction;


    (d) the date you surrender your Contract;
    (e) the date we receive Due Proof of Death of the last surviving Covered Person; or
    (f) the date we receive Due Proof of Death of the primary Covered Person if:
             1. there is a surviving joint Covered Person (who is not also a co-Annuitant); and

             2. he or she is not eligible to continue the Contract under the continuation benefit or he or she does not elect to continue the Contract under the continuation benefit.


For the Guaranteed Lifetime Withdrawal Benefit rider to remain in effect, all of your Net Purchase Payments, Purchase Payment Credits, Contract Value Increase Enhancements, and Contract Value must be invested in an available Benefit Allocation Plan. You may transfer to another available Benefit Allocation Plan at anytime. However, if you (i) elect to discontinue allocating to an available Benefit Allocation Plan, (ii) take a partial withdrawal from the Foundation Account before Contract Value in other allocation options is exhausted, or (iii) change Contract ownership, the Guaranteed Minimum Accumulation Benefit rider will automatically terminate. If the transfer, partial withdrawal, or ownership change occurs before the expiration of the Minimum Charge Period of seven years, rider charges will continue to be assessed based on the Benefit Basis in effect on the Valuation Day immediately preceding the transfer, partial withdrawal, or ownership change (if permitted in your state) until the Minimum Charge Period is reached.


Guaranteed Lifetime Withdrawal Benefit Charge. If you elect the Guaranteed Lifetime Withdrawal Benefit, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We will not deduct the Guaranteed Lifetime Withdrawal Benefit charge after the Payout Date.

We calculate the amount of the Guaranteed Lifetime Withdrawal Benefit charge annually by multiplying the current annual Guaranteed Lifetime Withdrawal Benefit charge rate by the average daily Lifetime Benefit Basis for the prior Contract Year.

The current annual Guaranteed Lifetime Withdrawal Benefit charge is .95% of the average daily Lifetime Benefit Basis for the prior Contract Year, with a maximum charge of 1.75%.

If you choose to Step-Up your Lifetime Benefit Basis, you may pay a new current charge, up to the maximum charge for your rider, which may be higher. If the rider charge as of the date of the Step-Up is different from the current rider charge, we will notify you at least 60 days in advance of the Step-Up. You have the option not to Step-Up and continue the existing benefits at their current price.

Because the annual charge is determined by multiplying the current annual Guaranteed Lifetime Withdrawal Benefit charge rate by the average daily Lifetime Benefit Basis, making additional purchase payments that increase your Lifetime Benefit Basis, will result in an increase in the annual charge for this rider, even if the charge rate does not change.

If the current rider is not approved in your state or your application for the rider is dated before May 1, 2010, a prior, approved rider may be issued, which has different charges. (See SUMMARY, Charges and Deductions and the Appendices). Information about prior versions of this rider is available in the appendices to this Prospectus.


On each Contract Anniversary during the accumulation period, we will deduct the Guaranteed Lifetime Withdrawal Benefit charge pro-rata from your Contract Value except from Contract Value in the Foundation Account. If there is insufficient Contract Value in all other allocation options, we will deduct the charge from the Contract Value in the Foundation Account. A pro-rata portion of the charge also will be deducted upon Contract surrender, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or the start of payments under an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary.

PRINCIPAL PROTECTOR

Principal Protector is a Guaranteed Minimum Accumulation Benefit rider.

Definitions Before we discuss the Guaranteed Minimum Accumulation Benefit, you need to understand the terms we use to describe those benefit. We use the following definitions to describe how the optional Guaranteed Minimum Accumulation Benefit works:

Benefit Allocation Plan means one or more specific allocation options or purchase payment allocation plans that we will use to provide the guarantee described by this rider. The Benefit Allocation Plan selected is shown on the rider Data Page.


Benefit Basis means the guaranteed minimum contract value under this rider as of the expiration date for the Benefit Period.


Benefit Period means a period of time beginning on a start date and continuing until an expiration date. References to a "Benefit Period" include your initial Benefit Period, a new Benefit Period if you elect to Step-Up and any renewal Benefit Period(s) thereafter.

Foundation Account has the meaning provided in the Glossary.


Monthly Anniversary means the same day in each month as the Rider Issue Date.

Rider Anniversary means the same day and month as the Rider Issue Date for each year that the rider remains in force.

Rider Issue Date means the date shown on your rider Data Page that we use to determine Rider Years and Rider Anniversaries.

Rider Year means any twelve-month period beginning on a Rider Issue Date or a Rider Anniversary and ending one day before the next Rider Anniversary.


Step-Up Anniversary means the same day and month as the Step-Up Date for each year following a Step-Up in the Benefit Basis.

Step-Up Date means the date that a Step-Up in the Benefit Basis occurs.

Window Period means the period of time that additional purchase payments made may be included in the Benefit Basis. The Window Period, if any, is shown on your Rider Data Page.

Benefit Description. Principal Protector is a Guaranteed Minimum Accumulation Benefit rider. For Guaranteed Minimum Accumulation Benefit riders issued on or after the date of this Prospectus, the Guaranteed Minimum Accumulation Benefit is described below. The current version of this rider may not be approved in all states. If it is not, a prior, approved version may be available. Contact your agent or us if you have questions about availability in your state. If a current rider is not approved in your state or your application for a rider is dated before May 1, 2010, a prior, approved version may be issued. The Guaranteed Minimum Accumulation Benefit riders are described in Appendix K (for riders issued on and after October 19, 2009 but before May 1, 2010); Appendix L (for riders issued after April 30, 2009 but before October 19, 2009; Appendix M (for riders issued after November 23, 2008 and before May 1, 2009), Appendix N (for riders issued after October 29, 2006 and before November 24, 2008), and Appendix O (for riders issued before October 30, 2006).


General. We designed the Guaranteed Minimum Accumulation Benefit rider to protect you from poor investment performance during your Contract's accumulation period. The Guaranteed Minimum Accumulation Benefit rider is available for an additional charge, and provides that we will guarantee that on the expiration date of the Benefit Period, your Contract Value will at least equal a Benefit Basis less adjustments for partial withdrawals. We currently offer a 10-year Benefit Period for the Guaranteed Minimum Accumulation Benefit rider. The increase in Contract Value will occur on the rider's expiration date. We will allocate the increase in all allocation options, other than the Foundation Account, on a pro-rata basis and the Contract Value in the Foundation Account, if any, will be transferred to all allocation options, other than the Foundation Account on a pro-rata basis. You may elect either the Guaranteed Lifetime Withdrawal Benefit or the General Minimum Accumulation Benefit, but not both optional benefits. You should not elect the Guaranteed Minimum Accumulation Benefit if you are interested in current payments. Partial withdrawals may reduce the Benefit Basis by more than the withdrawal amount. If you elect the Guaranteed Minimum Accumulation Benefit for a Qualified Contract, tax rules may require you to take withdrawals after a certain date, reducing your Benefit Basis. You should not elect this benefit if you anticipate taking required minimum distributions under this Contract. (See FEDERAL TAX MATTERS, Taxation of Qualified Plans). Consult a tax advisor before purchasing the Guaranteed Minimum Accumulation Benefit rider.

Electing the Guaranteed Minimum Accumulation Benefit Rider. You may elect the Guaranteed Minimum Accumulation Benefit rider if the Annuitant is no more than 85 years old on the Contract Issue Date. This rider, however, is not available if the plan type for the Contract to which the rider is attached is classified a Beneficiary IRA or non-qualified Beneficiary Contract. The terms "Beneficiary IRA" and "non-qualified Beneficiary" Contract refer to the Contract that has been inherited by a spouse Beneficiary or other Beneficiary upon the death of the Owner. We may accept or refuse a request to issue a Guaranteed Minimum Accumulation rider in our sole discretion.

Allocation Restrictions and Benefit Allocation Plans. There are certain allocation restrictions required if you invest in the Guaranteed Minimum Accumulation Benefit rider. If you violate these restrictions, your benefit will irrevocably terminate. The allocation restrictions require for your benefit to remain in effect that you to invest all your Net Purchase Payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, and Contract Value in a Benefit Allocation Plan, and will not permit you to transfer Contract Value to an allocation option that is not available under the rider. However, you may elect the DCA Fixed Account at Contract issue. All of your Contract Value allocated to the DCA Fixed Account will then be invested in a Benefit Allocation Plan. The Benefit Allocation Plan may require that you invest in the Foundation Account.


If you elect the Guaranteed Minimum Accumulation Benefit rider, your Net Purchase Payments, Contract Value Increase Enhancements and Purchase Payment Credits, if any, and your Contract Value must be allocated to one or more of the Benefit Allocation Plans. The rider offers Benefit Allocation Plans with pre-selected Subaccounts and percentages that have been established for different types of investors. The Benefit Allocation Plans generally are designed to provide consistent returns by minimizing risks, and may require you to invest in the Foundation Account (which in turn, has certain restrictions). In minimizing risk, however, such programs also may limit the potential for Contract Value to appreciate. You may earn a higher rate of return from Subaccount(s) or Fixed Periods, if any, are available under the rider. The Guaranteed Minimum Accumulation Benefit rider does not guarantee Contract Value or the performance of any Benefit Allocation Plan. You do not have to elect the Guaranteed Minimum Accumulation Benefit rider to use the Benefit Allocation Plans. You should consult your agent to assist you in determining whether these allocation options are suited for your financial needs and risk tolerance. If you choose to allocate your purchase payments and Contract Value to Benefit Allocation Models that are individual Subaccounts or the Fixed Account, you may allocate 100% of your funds to one Subaccount or the Fixed Account or divide your funds among the Subaccounts. If you choose to allocate your funds to the Fixed Account, you may choose only one Fixed Account option.

Subject to approval, notice or consent required by applicable law, we may:

    (i)   add Benefit Allocation Plans without prior notice;
    (ii)  remove or substitute Benefit allocation plans; and
    (iii) substitute Subaccount(s) or Fixed Periods within an available Benefit Allocation Plan.

We will notify you in advance of any substitution, removal or change to a Benefit Allocation Plan you elected. If we remove a Benefit Allocation Plan, existing Contracts that are using the Benefit Allocation Plan at the time it is removed may continue to use it. The removed Benefit Allocation Plan will not be available for newly issued Contracts, nor will existing Contracts be able to switch to the removed Benefit Allocation Plan.


The allocation restrictions require that you allocate your Net Purchase Payments, Credit Value Enhancements, Contract Value Increase Enhancements, and Purchase Payment Credits, if any, and Contract Value to an available Benefit Allocation Plan. In addition, you may allocate your initial purchase payment to the DCA Fixed Period and then dollar-cost average into the Benefit Allocation Plan you elected.

The Benefit Allocation Plans include certain of the asset allocation models described under DESCRIPTION OF THE CONTRACT, Allocation of Net Purchase Payments. The Benefit Allocation Plans are:

    o  Ultra Series Diversified        o  Ultra Series Moderate
       Income Subaccount                  Allocation Subaccount
    o  Conservative Growth Model       o  BlackRock Global Allocation Subaccount
    o  Ultra Series Conservative       o  Growth Model
       Allocation Subaccount           o  Aggressive Growth Model
    o  Balanced Model                  o  Create Your Own Model
    o  Risk-Managed Funds Model
    o  Moderate Growth Model

See DESCRIPTION OF THE CONTRACT, Allocation of Purchase Payments for more information about the Benefit Allocation Plans.

The Create Your Own Model permits you create your own Benefit Allocation Plan from a menu of available Subaccounts. Your Create Your Own Model must include at least four Subaccounts, and no more that 25% can be allocated to any Subaccount after the required allocation to the Foundation Account has been made. The currently available Subaccounts are:

--------------------------------------------------------------------------------
Ultra Series Money Market                    Invesco Government Securities
--------------------------------------------------------------------------------
Ultra Series Bond                            BlackRock Global Allocation
--------------------------------------------------------------------------------
Ultra Series Conservative Allocation         PIMCO VIT Total Return
--------------------------------------------------------------------------------
Ultra Series Moderate Allocation             PIMCO VIT Global Bond (Unhedged)
--------------------------------------------------------------------------------
Ultra Series Aggressive Allocation           Franklin High Income Securities
--------------------------------------------------------------------------------
Ultra Series Diversified Income              Franklin Income Securities
--------------------------------------------------------------------------------
Ultra Series High Income                     Mutual Global Discovery Securities
--------------------------------------------------------------------------------
Ultra Series Large Cap Value                 Oppenheimer Main Street
--------------------------------------------------------------------------------
Ultra Series Large Cap Growth                Oppenheimer Main Street Small Cap
--------------------------------------------------------------------------------
Ultra Series Mid Cap                         Oppenheimer International Growth
--------------------------------------------------------------------------------
Ultra Series Small Cap                       Van Kampen Growth and Income II
--------------------------------------------------------------------------------
Ultra Series Equity Income                   Van Kampen Mid Cap Growth II
--------------------------------------------------------------------------------
Ultra Series International Stock
--------------------------------------------------------------------------------


You may change the allocation of subsequent Net Purchase Payments, Credit Value Increase Enhancements, and Purchase Payment Credits, if any, to one of the other available Benefit Allocation Plans at any time, without charge by Written Request. Written Requests received in good order before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time) on a Valuation Day will receive that day's Accumulation Unit value. Any change will be effective at the time we receive your Written Request. However, your Contract Value at the time of such request must also be transferred to the Benefit Allocation Plan selected.


In order for your benefit to remain in effect, certain Benefit Allocation Plans require you to maintain allocate a percentage of your purchase payment(s) to the Foundation Account and we may require a specific dollar amount to be allocated to the Foundation Account if a Step-Up occurs or you request a transfer. The specific dollar amount is based on your Benefit Basis multiplied by the percentage required to be allocated to the Foundation Account for the Benefit Allocation Plan you elected. Allocations to the Foundation Account occur only at the time of a purchase payment, Step-Up or transfer. Contract Value allocated to the Foundation Account is not re-balanced due to investment performance. The allocation to the Foundation Account is in addition to any allocation to the Ultra Series Bond Fund that may be required by a Benefit Allocation Plan. You should carefully consider whether to choose a Benefit Allocation Plan that requires a Foundation Account because there are additional restrictions associated with the Foundation Account. These restrictions include the inability to take a partial withdrawal from the Foundation Account until the Contract Value in your other allocation options has been exhausted. We describe the Foundation Account restrictions above and below. The Benefit Allocation Plans that require the Foundation Account and the amount required to be allocated to the Foundation Account are as follows:

----------------------------------------------------------------------------------------------------------------
BENEFIT ALLOCATION PLAN                                           PERCENTAGE OF CONTRACT VALUE REQUIRED TO BE
                                                                  ALLOCATED TO THE FOUNDATION ACCOUNT WHEN A
                                                                  GUARANTEED MINIMUM ACCUMULATION BENEFIT
                                                                                RIDER IS PURCHASED
----------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Subaccount                                              0%
----------------------------------------------------------------------------------------------------------------
Conservative Growth Model                                                              10%
----------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Subaccount                                        10%
----------------------------------------------------------------------------------------------------------------
Balanced Model                                                                         20%
----------------------------------------------------------------------------------------------------------------
Risk-Managed Funds Model                                                               20%
----------------------------------------------------------------------------------------------------------------
Moderate Growth Model                                                                  30%
----------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Subaccount                                            30%
----------------------------------------------------------------------------------------------------------------
BlackRock Global Allocation Subaccount                                                 30%
----------------------------------------------------------------------------------------------------------------
Growth Model                                                                           40%
----------------------------------------------------------------------------------------------------------------
Aggressive Growth Model                                                                50%
----------------------------------------------------------------------------------------------------------------
Create Your Own Model                                                                  50%
----------------------------------------------------------------------------------------------------------------


We deduct the percentage that we require to be allocated to the Foundation Account from your purchase payment, and then allocate the remainder according to the Benefit Allocation Plan you elected. For example, if your purchase payment is $100,000, you elect a Guaranteed Lifetime Withdrawal Benefit, and you select the Balanced Model, we would allocate 20% ($20,000) to the Foundation Account and then allocate the remaining $80,000 among the Subaccounts in the Balanced Model.


If you request a transfer and the Foundation Account is part of the Benefit Allocation Plan you are transferring into, we will require that you allocate a specific dollar amount in the Foundation Account. That dollar amount is equal to the Benefit Basis as of the transfer date multiplied by the Foundation Account Allocation Percentage required for the Benefit Allocation Plan you elected. We first will transfer such required dollar amount into the Foundation Account. We then will transfer your remaining Contract Value (after we deduct the required dollar amount allocated to the Foundation Account) to all other allocation options included in the Benefit Allocation Plan selected in proportion to the allocation percentage required for each allocation option.

    EXAMPLE. Your Benefit Basis is $100,000 and you invest in the Growth Model which has an allocation percentage of 40% to the Foundation Account. Your current Contract Value is $90,000 (Foundation Account $40,000; non-Foundation Account amount $50,000). You transfer to the Balanced Model. The Balanced Model Benefit Allocation Plan requires that you keep 20% or $20,000 in the Foundation Account ($100,000 Benefit Basis x 20% required in the Foundation Account). Your total Contract Value of $90,000 would not change as a result of the transfer, but now only $20,000 would be allocated to the Foundation Account and $70,000 would be allocated to the non-Foundation Account allocation options.


We require all Benefit Allocation Plans to participate in the automatic personal portfolio rebalancing service ("rebalancing") for your benefit to remain in effect if the Benefit Allocation Plan you selected includes two or more Subaccounts, other than the Foundation Account. With rebalancing, we transfer Contract Value on each Contract Anniversary among the Subaccounts (other than the Foundation Account) to achieve a particular percentage allocation of Contract Value among those Subaccounts.


You will violate an allocation restriction if you transfer your Contract Value to an allocation option other than available Benefit Allocation Plan. If you do so do, your Guaranteed Minimum Accumulation Benefit will terminate.

Benefit Basis. Your Benefit Basis is equal to your initial Net Purchase Payment. You may increase the Benefit Basis by the amount of Net Purchase Payments. While there is no guaranteed minimum window period, we were offering a 12-month window period as of the effective date of this prospectus. We limit the amount of window purchase payments that count toward your Benefit Basis to the maximum window purchase payment amount, currently up to two times your initial purchase payment, but not to exceed $1,000,000 in total for all purchase payments, including window purchase payments. You should carefully consider whether you want to make purchase payments after the Window Period or in excess of the maximum window purchase payment amount shown on your rider

Data Pages. Such purchase payments will increase the Contract Value, but will not contribute to your Guaranteed Minimum Accumulation Benefit rider benefits unless a Step-Up occurs. The Benefit Basis does not represent Contract Value available for withdrawal and is not used to calculate any benefits under the Contract prior to the Guaranteed Minimum Accumulation Benefit rider's expiration date.


Partial Withdrawals. You may make a partial withdrawal from your Contract at anytime. If you make a partial withdrawal while the Guaranteed Minimum Accumulation Benefit rider is in effect, however, we will reduce your Benefit Basis by the greater of:

    (a) the partial withdrawal amount, including associated surrender charges, if any; or
    (b) a proportionate adjustment to your Contract Value withdrawn equal to (1) divided by (2), with the result multiplied by (3), where:
         (1) = the partial withdrawal amount, including associated surrender charges;
         (2) =  the Contract Value immediately before the partial withdrawal;
                and
         (3) =  the Benefit Basis immediately before the partial withdrawal.


Partial withdrawals will reduce your death benefit and are subject to income tax, including a 10% penalty tax if the withdrawals are taken before age 59 1/2. (See FEDERAL TAX MATTERS). Any applicable contingent deferred sales charge will apply to all withdrawals. When you take a partial withdrawal under a Guaranteed Minimum Accumulation Benefit rider unless you instruct us otherwise, we will reduce all allocation options proportionally other than the Foundation Account until the value in such allocation options is exhausted; only then will we take a partial withdrawal from the Foundation Account. A partial withdrawal from the Foundation Account before the value in all other allocation options is exhausted will violate the rider's allocation restrictions, unless prohibited by state law. If you violate the allocation restrictions, your rider will terminate.


See Appendix D of this Prospectus for examples of this calculation. If you plan to take required minimum distributions from your Contract, you should not purchase the Guaranteed Minimum Accumulation Benefit.


Step-Up. On or following your third Rider Anniversary (and on any Monthly Anniversary or following each subsequent third rider Step-Up Anniversary), you have the opportunity to "Step-Up" your Benefit Basis to equal your current Contract Value and begin a new Benefit Period of the same duration as the prior Benefit Period. This option is available if we are issuing new Guaranteed Minimum Accumulation Benefit riders on the day you request a Step-Up and provided all of the following conditions are met:

    (1) the expiration date for the new Benefit Period does not extend past the anticipated Payout Date shown on your Contract Data Page;


    (2) the Annuitant (oldest Annuitant, if joint Annuitants) is age 85 or younger as of the Step-Up date;
    (3) your Contract Value is greater than zero;
    (4) your Contract Value is greater than the Benefit Basis as of the Step-Up date;
    (5) we receive your Written Request to Step-Up the Benefit Basis; and


    (6) the benefit provided by the rider has not been revoked due to a violation of the allocation restrictions.


Your Step-Up Date will be the Monthly Anniversary following our receipt of your Written Request.

If you elect the "Step-Up," a new Benefit Period with a start date equal to the Step-Up Date will begin. We also will adjust your Benefit Basis so that it will equal your Contract Value as of the Step-Up Date. A new Minimum Charge Period will begin. We determine the annual charge for the rider by multiplying the rider charge rate by the average daily Benefit Basis; therefore, a "Step-Up" will increase the annual rider charge even if the rider charge rate shown on your rider Data Pages does not change.

See Appendix D for examples of how the Guaranteed Minimum Accumulation Benefit rider will work.


Foundation Account following a "Step-Up" in the Benefit Basis. The Benefit Allocation Plan you elect may require that you allocate a specific dollar amount to the Foundation Account in order for your benefit to remain in effect. This amount equals the Benefit Basis (as the Step-Up date) multiplied by the Foundation Account allocation percentage by the Benefit Allocation Plan you elected. If the Benefit Basis is increased (stepped-up) and we require the Foundation Account as part of the Benefit Allocation Plan you elected, we will transfer Contract Value from your other allocation options to fund any increase in the Foundation Account that then will be required. We will make such transfers first from the Subaccounts on a pro-rata basis, then from the DCA Fixed Periods, if applicable, from oldest to newest. We reserve the right to waive this requirement. If we do so, we will administer the waiver on a non-discriminatory basis. We are currently waiving this requirement.


Termination. You may terminate the Guaranteed Minimum Accumulation Benefit rider on any date. However, termination of the rider before the expiration of the Minimum Charge Period of seven years will result in rider charges continuing to be assessed (if permitted in your state) until the Minimum Charge Period is reached. In addition, the Guaranteed Minimum Accumulation Benefit rider will automatically terminate on the earliest of:


    (1) the expiration date of the Benefit Period, unless you elect to renew the Benefit Period;


    (2) the Payout Date;
    (3) the date Due Proof of Death of the last surviving Annuitant is received;

    (4) the date there is a change of Annuitant for any reason;
    (5) the date you surrender your Contract;


    (6) the date you violate an allocation restriction; or


    (7) the date the ownership of your Contract changes.


For the Guaranteed Minimum Accumulation Benefit rider to remain in effect, all of your Net Purchase Payments, Purchase Payment Credits, Credit Value Increase Enhancements, and Contract Value must be invested in an available Benefit Allocation Plan. You may transfer to another available Benefit Allocation Plan at anytime. However, if you (i) elect to discontinue allocating to an available Benefit Allocation Plan, (ii) take a partial withdrawal from the Foundation Account before Contract Value in other allocation options is exhausted, or (iii) change Contract ownership, the Guaranteed Minimum Accumulation Benefit rider will automatically terminate. If the transfer, partial withdrawal, or ownership change occurs before the expiration of the Minimum Charge Period of seven years, rider charges will continue to be assessed based on the Benefit Basis in effect on the Valuation Day immediately preceding the transfer, partial withdrawal, or ownership change (if permitted in your state) until the Minimum Charge Period is reached.

If the rider terminates, you will not be permitted to Step-Up your Benefit Basis or renew a Benefit Period (described below), and you cannot convert the Guaranteed Minimum Accumulation Benefit to the Guaranteed Lifetime Withdrawal Benefit rider (discussed below). Upon termination (other than on contract surrender or death), we will reallocate any Contract Value in the Foundation Account to the other Subaccounts in the Benefit Allocation Plan you elected on a pro-rata basis.

Renewal and Conversion. You may renew the Guaranteed Minimum Accumulation Benefit as of its expiration date, provided certain conditions are met. The renewal Benefit Period must be the same duration as the expiring Benefit Period, and cannot extend beyond the anticipated Payout Date shown on your Contract's Data Pages. In addition, at the time of renewal, your Benefit Basis must be greater than zero and your Contract Value must be greater than your Benefit Basis. You must not have violated the rider's allocation restrictions. We must receive your Written Request to renew the Benefit Period at our Mailing Address at least 30 days before the expiration date.


As a result of the renewal, the current charge rate for the rider may increase, but will not exceed the maximum charge rate shown on your rider Data Pages. A new Minimum Charge Period of seven years will begin as of the renewal date. You will have to pay for the benefit for at least seven years unless you terminate the Contract.

You may also convert the Guaranteed Minimum Accumulation Benefit rider to a Guaranteed Lifetime Withdrawal Benefit rider (if the Guaranteed Lifetime Withdrawal Benefit rider is offered) on a monthly anniversary. To convert the rider, your Benefit Basis must be greater than zero, the Covered Persons (the oldest person designated as the Annuitant under this rider) must be between the age of 55 and 85 as of the date of conversion for the Income Now option and between the age of 50 and 85 for the Income Later option, and we must receive your Written Request for conversion at our Mailing Address.

If you convert the Guaranteed Minimum Accumulation Benefit rider to the Guaranteed Lifetime Withdrawal Benefit rider, the date of the conversion will be the Monthly Anniversary following receipt of your request. The Lifetime Benefit Basis for the Guaranteed Lifetime Withdrawal Benefit will equal the greater of your Benefit Basis under the Guaranteed Minimum Accumulation Benefit rider and your Contract Value on the date of conversion. Also, when you convert the Guaranteed Minimum Accumulation Benefit rider to the Guaranteed Lifetime Withdrawal Benefit rider, you will not receive the death benefits that are integrated with the Guaranteed Lifetime Withdrawal Benefit rider. You will continue to receive the basic death benefit provided by the Contract and any optional death benefits that were elected, and you will continue to have all death benefits adjusted pro-rata for all withdrawals.

On conversion from a Guaranteed Minimum Accumulation Benefit rider to a Guaranteed Lifetime Withdrawal Benefit rider, the withdrawal percentages are established at the time of the first withdrawal after the conversion based on the age of the Covered Person(s) at the time of that withdrawal. Examples of how a conversion works are provided in Appendix D.

You should carefully consider whether to elect a renewal or conversion under a Qualified Contract if you are within 10 years of your required minimum distribution beginning date (generally age 70 1/2) and you expect to take required minimum distributions from the Contract.


Expiration Date. If do not elect to convert or renew your rider, your rider will expire on the expiration date shown on your rider Data Pages and the Contract Value in the Foundation Account, if any, will be transferred to all other allocation options included in your Benefit Allocation Plan on a pro-rata basis.


Guaranteed Minimum Accumulation Benefit Charge. If you elect the Guaranteed Minimum Accumulation Benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. The amount of the Guaranteed Minimum Accumulation Benefit charge is calculated by multiplying the current annual Guaranteed Minimum Accumulation Benefit charge percentage by the average daily Benefit Basis for the prior Contract Year. The current annual Guaranteed Minimum Accumulation Benefit charge percentage is 1.05%, with a maximum charge of 1.75%.


This charge percentage will not change unless you choose to Step-Up or renew your Benefit Period. You may pay a new current charge, up to the maximum charge for your rider, which may be higher. We will give you notice regarding the charge prior to any Step-Up or renewal you elect.


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


On each Contract Anniversary during the accumulation period, we will deduct the Guaranteed Minimum Accumulation Benefit charge pro-rata from your Contract Value except from Contract Value in the Foundation Account. If there is insufficient Contract Value in all other allocation options, we will deduct the charge from the Contract Value in the Foundation Account. A pro-rata portion of the charge also will be deducted upon Contract surrender, election to Step-Up the Benefit Basis, conversion to a Guaranteed Lifetime Withdrawal Benefit rider, termination of the Guaranteed Minimum Accumulation Benefit rider after the expiration of the Minimum Charge Period, payment of death proceeds, or an Income Payout Option, if the surrender, election to Step-Up the Benefit Basis, conversion to Guaranteed Lifetime Withdrawal Benefit rider, termination, payment of death proceeds or the start of payments under an Income Payout Option does not occur on a Contract Anniversary.


Because the annual charge is determined by multiplying the current annual Guaranteed Minimum Accumulation Benefit rider charge percentage by the average daily Benefit Basis, making additional purchase payments that increase your Benefit Basis and electing to step up your Benefit Basis will result in an increase in the annual charge for this rider, even if the rider charge rate does not change.

If the current rider has not been approved in your state or your application is dated before May 1, 2010, a prior, approved version may be issued, which may have different charges. (See SUMMARY, Charges and Deductions and the Appendices.)

                          DISTRIBUTION OF THE CONTRACT
================================================================================

We have entered into a distribution agreement with CBSI for the distribution and sale of the Contract. CBSI is a wholly owned subsidiary of CUNA Mutual Investment Corporation, which is a wholly owned subsidiary of CUNA Mutual Insurance Society. CBSI is a member of FINRA, and offers the Contract through its registered representatives. CBSI may also enter into selling agreements with other broker-dealers ("selling firms") for the sale of the Contract. Registered representatives of CBSI and selling firms who sell the Contracts have been appointed by us as insurance agents.

We pay up-front commissions of up to 7.25% of purchase payments to CBSI and selling firms for sales of the Contracts by their registered representatives. Alternatively, if elected, we may pay a reduced up-front commission in exchange for paying up to 1.00% of Contract Value as ongoing compensation either annually or quarterly for so long as the Contract remains in effect. Under B-Share Class Contracts without Purchase Payment Credits, we pay ongoing compensation annually. Under L-Share Class Contracts and B-Share Class Contracts with Purchase Payment Credits, we pay ongoing compensation quarterly. The greater the amount of compensation paid to CBSI at the time you make a purchase payment, the less we will pay as ongoing compensation.

CBSI and selling firms pay their registered representatives a portion of the compensation received for their sales of the Contracts. CBSI registered representatives and their managers may also be eligible for various cash benefits, such as insurance benefits, and non-cash compensation items that we and/or one or more of our affiliates may provide. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. CBSI's registered representatives and managers may receive other payments from us for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.


In addition to the compensation paid for sales of the Contracts, we pay compensation when an Owner annuitizes all or a portion of his or her Contract and elects a life contingent annuity payout after the first Contract Year. This additional compensation can be up to 6.5% of the amount annuitized based upon the income option selected and the length of time the Contract was in force. Any trail commissions for Contract sales will cease upon payments made for Owner's life contingent annuitization. Our compensation practices generally discourage annuitization during the first Contract Year. However, there are exceptions to such general practices (such as when an Owner elects a variable Income Payout Option). Ask your agent for more information.


All of the Funds and/or the principal underwriter for the Funds make payments to CBSI under the Funds' Rule 12b-1 distribution and/or service plans in consideration of services provided by CBSI in distributing shares of those Funds and/or servicing Contract Owners. For the Ultra Series Fund, Rule 12b-1 fees are only paid on Class II shares. These payments may range up to 0.35% of Variable Account assets invested in a particular Fund. Payments under a Fund's Rule 12b-1 plan decrease the Fund's investment return.

A portion of the compensation paid to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your agent for further information about the compensation and other benefits the selling firm for which he or she works receives in connection with your purchase of a Contract.

No specific charge is assessed directly to Owners of the Contracts to cover commissions and other incentives or payments described above. We intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Contracts and other corporate revenue.

                               FEDERAL TAX MATTERS
================================================================================

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

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INTRODUCTION
This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon our understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although we do not have direct control over the Funds in which the Variable Account invests, we believe that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of the Contract, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contract does not give Owners investment control over separate account assets, we may modify the Contract as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (1) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (2) if any Owner dies prior to the Payout Date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Owner or over a period not extending beyond the life expectancy of that Owner, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Owner's "Designated Beneficiary" is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner. If there is a non-natural Owner, the death or change of an Annuitant will be treated as the death of an Owner for these purposes.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES
The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. We believe that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in

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

the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

If your Contract contains a Guaranteed Lifetime Withdrawal Benefit rider or Guaranteed Minimum Accumulation Benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your Contract, are not entirely clear. For tax purposes, we intend to treat amounts paid prior to the date of a Guaranteed Lifetime Withdrawal Benefit settlement as withdrawals and any amounts paid out under an Income Payout Option after the Guaranteed Lifetime Withdrawal Benefit settlement as annuity payments. In view of this uncertainty, you should consult a tax advisor before purchasing either of these riders.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals and Surrenders. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

However, if you purchase the Guaranteed Lifetime Withdrawal Benefit rider and you take a withdrawal or other distribution from your Contract (and the Contract Value has not been reduced to zero or less), the amount in excess of the greater of:

    (1) Contract Value, or
    (2) Guaranteed Lifetime Withdrawal Benefit Basis or Lifetime Benefit Basis over your investment in the Contract will be treated by us as a taxable distribution.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the Contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

    (1) made on or after the taxpayer reaches age 59 1/2;
    (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);
    (3) attributable to the taxpayer's becoming disabled;
    (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;
    (5) made under certain annuities issued in connection with structured settlement agreements; and

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

    (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other tax penalties may apply to certain distributions under a Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

We may modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.

SEPARATE ACCOUNT CHARGES
It is possible that the Internal Revenue Service may take a position that rider charges (e.g. Spouse Beneficiary Death Benefit rider) are deemed to be taxable distributions to you. Although we do not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any rider or endorsement under the Contract.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT
A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects. In addition, if you exchange this Contract for a contract issued by someone other than us, we may require that you complete one or more forms provided by us in addition to any forms required by the other insurance company before we consider the exchange request in good order.

WITHHOLDING
Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a) plans, section 403(b) tax-sheltered annuities, and Section 457(b) governmental plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan) except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee's spouse or former spouse as beneficiary or alternate payee) chooses a "direct rollover" from the plan to a tax-qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a "direct rollover" from the plan to an IRA established by the direct rollover.

MULTIPLE CONTRACTS
All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS
The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. We will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(b), and eligible plans under 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as

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defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death. Pursuant to special legislation, required minimum distributions for the 2009 tax year generally are not required, and 2009 distributions that otherwise would be required minimum distributions may be eligible for rollover. If you are attempting to satisfy minimum required distribution rules through partial withdrawals, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed, consult a tax advisor.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of a limit specified in the Code or 100% of the compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA up to the lesser of a limit specified in the Code or 100% of compensation includible in the Owner's gross income for the year. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. A special rule permits taxation of Roth IRA conversions made during the 2010 tax year to be split between 2011 and 2012. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general

Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. For contracts issued after 2008, amounts attributable to nonelective contributions may be subject to distribution restrictions specified in the employer's section 403(b) plan. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under
Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers

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using the Contract in connection with such plans should consult their tax adviser. Effective November 15, 2007, new Contracts are no longer available to be used as funding vehicles for Code Section 403(b) retirement programs. Effective January 1, 2009, we will no longer accept purchase payments that are salary deferrals from Contracts used as funding vehicles for Code Section 403(b) retirement programs.

Certain Deferred Compensation Plans. Code Section 457(b) provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Under a non-governmental plan, all investments, however, are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

POSSIBLE CHARGE FOR OUR TAXES
At the present time, we make no charge to the Subaccounts for any Federal, state, or local taxes that we incur which may be attributable to such Subaccounts or the Contracts. We, however, may in the future charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Subaccounts or to the Contracts.

OTHER TAX CONSEQUENCES
As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus.

Further, the Federal income tax consequences discussed herein reflect our understanding of current law and the law may change.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary.

Federal estate and state and local estate, inheritance and of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Generation-skipping Transfer Tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Estate, Gift and Generation-Skipping Transfer Taxes in 2010. In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. Beginning in 2011, however, EGTRRA allowed the estate, gift and generation-skipping transfer taxes to return to their pre-EGTRRA form. Moreover, it is possible that Congress may enact legislation reinstating the estate and generation-skipping transfer taxes for 2010, possibly on a retroactive basis. The uncertainty as to future estate, gift and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Purchases by Non-resident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies.

In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under Federal tax law.

                                LEGAL PROCEEDINGS
================================================================================

We, like other life insurance companies, and our subsidiaries may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, us, or CBSI.

                                COMPANY HOLIDAYS
================================================================================

We are closed on the following holidays: New Year's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. We are closed on the day itself if those days fall Monday through Friday, the day immediately preceding if those days fall on a Saturday, and the day immediately following if those days fall on a Sunday.

                              FINANCIAL STATEMENTS
================================================================================

Our and the Variable Account's financials are contained in the Statement of Additional Information ("SAI"). Our financial statements should be distinguished from the Variable Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Contracts. For a free copy of these financial statements and/or the SAI, please contact us at 2000 Heritage Way, Waverly, Iowa 50677-9202 or call us at 1-800-798-5500.

                                   APPENDIX A
                              FINANCIAL HIGHLIGHTS
================================================================================


The following information is derived from the financial statements of the Variable Account. The financial statements are included in the Statement of Additional Information. The table below gives per unit information about the financial history of each Subaccount for the last ten (or life of the Subaccount) fiscal years ended December 31. The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Funds and the assessment of various charges. Information is not provided for the Ultra Series Class Equity Income Class I, Ultra Series Equity Income Class II, Invesco V.I. Government Securities or BlackRock Global Allocation Subaccounts, because they were first offered May 1, 2010.


B-SHARE CLASS

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Class I
  2006                                                   $10.00(3)               $10.17            1.70%(2)          123,093
  2007                                                    10.17                   10.44            2.65%           2,199,571
  2008                                                    10.44                    8.46         (18.97)%           5,602,997
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Class I
  2006                                                   $10.00(3)               $10.29            2.90%             782,785
  2007                                                    10.29                   10.72            4.18%(2)        8,292,445
  2008                                                    10.72                    7.38         (31.16)%          13,155,453
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Aggressive Allocation Class I
  2006                                                   $10.00(3)               $10.39            3.90%(2)           73,109
  2007                                                    10.39                   11.04            6.26%             444,252
  2008                                                    11.04                    6.42         (41.85)%             920,725
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Aggressive Allocation Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Money Market Class I
  2004                                                   $10.00(1)               $10.00            0.00%(2)           41,939
  2005                                                    10.00                   10.15            1.50%           1,174,622
  2006                                                    10.15                   10.47            3.15%           1,439,661
  2007                                                    10.47                   10.82            3.34%           1,425,866
  2008                                                    10.82                   10.87            0.46%           3,369,786
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Money Market Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Bond Class I
  2004                                                   $10.00(1)               $ 9.98          (0.20)%(2)          191,144
  2005                                                    $9.98                   10.10            1.20%           3,021,142
  2006                                                    10.10                   10.36            2.57%           6,703,481
  2007                                                    10.36                   10.75            3.76%           8,309,003
  2008                                                    10.75                   10.91            1.49%           7,479,172
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Bond Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series High Income Class I
  2004                                                   $10.00(1)               $10.25            2.50%(2)           68,835
  2005                                                    10.25                   10.38            1.27%           1,090,104
  2006                                                    10.38                   11.19            7.80%           2,256,194
  2007                                                    11.19                   11.27            0.71%           2,765,242
  2008                                                    11.27                    9.49         (15.79)%           2,048,874
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series High Income Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Class I
  2004                                                   $10.00(1)               $10.62            6.20%(2)          119,533
  2005                                                    10.62                   10.89            2.54%           2,169,035
  2006                                                    10.89                   11.82            8.54%           3,424,692
  2007                                                    11.82                   11.96            1.18%           4,020,570
  2008                                                    11.96                   10.24         (14.38)%           3,612,923
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Value Class I
  2004                                                   $10.00(1)               $10.99            9.90%(2)          144,835
  2005                                                    10.99                   11.45            4.19%           2,659,384
  2006                                                    11.45                   13.63           19.04%           4,913,687
  2007                                                    13.63                   13.53          (0.73)%           5,450,877
  2008                                                    13.53                    8.55         (36.81)%           4,926,897
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Value Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Growth Class I
  2004                                                   $10.00(1)               $10.61            6.10%(2)          253,559
  2005                                                    10.61                   10.73            1.13%           1,136,871
  2006                                                    10.73                   11.42            6.43%           2,561,564
  2007                                                    11.42                   12.67           10.95%           3,093,437
  2008                                                    12.67                    7.85         (38.04)%           3,114,947
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Growth Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Class I
  2004                                                   $10.00(1)               $10.78            7.80%(2)           87,095
  2005                                                    10.78                   11.73            8.81%           1,114,415
  2006                                                    11.73                   13.55           15.52%           2,258,725
  2007                                                    13.55                   13.41          (1.03)%           2,562,799
  2008                                                    13.41                    8.41         (37.29)%           2,326,160
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Growth Class I(6)
  2004                                                   $10.00(1)               $11.14           11.40%(2)           53,327
  2005                                                    11.14                   11.96            7.36%             814,644
  2006                                                    11.96                   13.15            9.95%           1,610,620
  2007                                                    13.15                   14.08            7.07%           1,707,968
  2008                                                    14.08                    7.38         (47.59)%           1,571,400
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Growth Class II(6)
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Class I
  2007                                                   $10.00(4)               $8.96          (10.40)%(2)           39,663
  2008                                                     8.96                   6.59          (26.45)%             144,697
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Growth Class I(6)
  2007                                                   $10.00                  $9.26           (7.40)%(2)           35,894
  2008                                                     9.26(4)                5.17          (44.17)%              69,104
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Growth Class II(6)
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Global Securities Class I(6)
  2004                                                   $10.00(1)               $10.85            8.50%(2)           18,621
  2005                                                    10.85                   12.21           12.53%             251,644
  2006                                                    12.21                   14.15           15.89%             597,595
  2007                                                    14.15                   14.77            4.38%             740,488
  2008                                                    14.77                    9.02         (39.93)%             697,440
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Global Securities Class II(6)
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series International Stock Class I
  2004                                                   $10.00(1)               $11.22           12.20%(2)           28,569
  2005                                                    11.22                   12.91           15.06%             594,014
  2006                                                    12.91                   15.83           22.62%           1,334,155
  2007                                                    15.83                   17.41            9.98%           1,575,524
  2008                                                    17.41                   10.55         (39.40)%           1,541,019
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series International Stock Class II
  2009                                                   $10.00(7)
--------------------------------------------------------------------------------------------------------------------------------
Invesco V.I. Global Real Estate
  2008                                                   $10.00(5)                $5.34         (46.60)%(2)          105,916
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Securities
  2008                                                   $10.00(5)                $7.44         (25.60)%(2)          219,911
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities
  2008                                                   $10.00(5)                $6.89         (31.10)%(2)          356,854
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Mutual Global Discovery Securities
  2008                                                   $10.00(5)                $7.34          (26.60)(2)          141,357
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
  2008                                                   $10.00(5)                $6.44         (35.60)%(2)          225,380
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street
  2008                                                   $10.00(5)                $6.36         (36.40)%(2)          352,155
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer International Growth
  2008                                                   $10.00(5)                $5.84         (41.60)%(2)          377,259
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn Strategy
  2008                                                   $10.00(5)                $4.70         (53.00)%(2)          124,787
  2009
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return
  2008                                                   $10.00(5)               $10.00            0.00%(2)         446,066
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Global Bond
  2008                                                   $10.00(5)                $9.27          (7.30)%(2)         206,892
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Mid Cap Growth
  2008                                                   $10.00(5)                $5.35         (46.50)%(2)         331,497
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Growth and Income
  2008                                                   $10.00(5)                $6.99         (30.10)%(2)         359,835
  2009
--------------------------------------------------------------------------------------------------------------------------------

(1) The inception date was October 11, 2004, with all Subaccounts starting with a $10.00 unit price.
(2) Not annualized.
(3) The inception date was October 30, 2006, with all Subaccounts starting with a $10.00 unit price.
(4) The inception date was May 1, 2007, with all Subaccounts starting with a $10.00 unit price.
(5) The inception date was May 1, 2008, with all Subaccounts starting with a $10.00 unit price.


(6) Effective as of May 1, 2010, the Ultra Series Mid Cap Growth Class I, Ultra Series Mid Cap Growth Class II, Ultra Series Small Cap Growth Class I, Ultra Series Small Cap Growth Class II, Ultra Series Global Securities Class I and Ultra Series Global Securities Class II Subaccounts reorganized into the Ultra Series Mid Cap Value Class I, Ultra Series Mid Cap Value Class II, Ultra Series Small Cap Value Class I, Ultra Series Small Cap Value Class II, Ultra Series International Stock Class I and Ultra Series International Stock Class II Subaccounts, respectively. Subsequently, the Ultra Series Mid Cap Value and Ultra Series Small Cap Value Subaccounts changed their names to Ultra Series Mid Cap and Ultra Series Small Cap Subaccounts, respectively.


(7) The inception date was May 1, 2010, with all Subaccounts starting with a $10.00 unit price.

B-SHARE CLASS WITH PURCHASE PAYMENT CREDIT OPTION*

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Class I
  2007                                                      $10.00*               $9.88           (1.20)%**           305,834
  2008                                                        9.88                 7.97          (19.33)%             647,602
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Class I
  2007                                                      $10.00                $9.79           (2.10)%**           403,229
  2008                                                        9.79*                6.71          (31.46)%           1,067,784
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Aggressive Allocation Class I
  2007                                                      $10.00*               $9.89           (1.10)%**             2,483
  2008                                                        9.89                 5.72          (42.16)%              27,950
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Aggressive Allocation Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Money Market Class I
  2007                                                      $10.00               $10.01            0.10%                1,040
  2008                                                       10.01*               10.00           (0.10)%              44,544
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Money Market Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Bond Class I
  2007                                                      $10.00                $10.10            1.00%**           68,758
  2008                                                       10.10*                10.21            1.09%            177,690
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Bond Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series High Income Class I
  2007                                                      $10.00                 $9.87          (1.30)%**           10,357
  2008                                                        9.87*                 8.27         (16.21)%             31,480
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series High Income Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Class I
  2007                                                      $10.00                $10.00            0.00%**                0
  2008                                                       10.00*                 8.76         (12.40)%             58,306
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Value Class I
  2007                                                      $10.00                 $9.79          (2.10)%             43,979
  2008                                                        9.79*                 6.16         (37.08)%            146,480
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Value Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Growth Class I
  2007                                                      $10.00                 $9.79          (2.10)%             20,915
  2008                                                        9.79*                 6.03         (38.41)%             77,507
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Growth Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Class I
  2007                                                      $10.00                 $9.71          (2.90)%**           18,308
  2008                                                        9.71*                 6.06         (37.59)%             60,013
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Growth Class I****
  2007                                                      $10.00                 $9.73          (2.70)%             10,432
  2008                                                        9.73*                 5.08         (47.79)%             42,775
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Growth Class II****
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Class I
  2007                                                      $10.00                 $9.79          (2.10)%**            7,842
  2008                                                        9.79*                 7.16         (26.86)%             20,703
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Growth Class I****
  2007                                                      $10.00                $10.00            0.00%**                0
  2008                                                       10.00*                 6.26         (37.40)%              1,244
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Growth Class II****
  2009
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Global Securities Class I****
  2007                                                    $10.00                  $9.72           (2.80)%             8,992
  2008                                                      9.72*                  5.90          (39.30)%            29,503
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Global Securities Class II****
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series International Stock Class I
  2007                                                    $10.00                  $9.87           (1.30)%            19,251
  2008                                                      9.87*                  5.95          (39.72)%            71,804
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series International Stock Class II
  2009
--------------------------------------------------------------------------------------------------------------------------------
Invesco V.I. Global Real Estate
  2008                                                     10.00***               $5.38          (46.20)%            10,653
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Securities
  2008                                                     10.00***               $7.43          (25.70)%**          20,860
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities
  2008                                                     10.00***               $6.88          (31.20)%**          45,078
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Mutual Global Discovery Securities
  2008                                                     10.00***               $7.37          (26.30)%**          15,932
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
  2008                                                     10.00***               $6.41          (35.90)%            24,168
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street
  2008                                                     10.00***               $6.37          (36.30)%**          44,158
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer International Growth
  2008                                                     10.00***               $5.88          (41.20)%**          36,663
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn Strategy
  2008                                                     10.00***               $4.84          (51.60)%**          11,985
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return
  2008                                                     10.00***               $9.96           (0.40)%**          32,817
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Global Bond
  2008                                                     10.00***               $9.24           (7.60)%**          21,955
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Mid Cap Growth
  2008                                                     10.00***               $5.40          (46.00)%**          33,191
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Growth and Income
  2008                                                     10.00***               $6.94          (30.60)%**          37,477
  2009
--------------------------------------------------------------------------------------------------------------------------------


* The inception date was November 1, 2007.
** Not annualized
***The inception date was May 1, 2008, with all Subaccounts starting with a $10.00 unit price.
****Effective as of May 1, 2010, the Ultra Series Mid Cap Growth Class I, Ultra Series Mid Cap Growth Class II, Ultra Series Small Cap Growth Class I, Ultra Series Small Cap Growth Class II, Ultra Series Global Securities Class I and Ultra Series Global Securities Class II Subaccounts reorganized into the Ultra Series Mid Cap Value Class I, Ultra Series Mid Cap Value Class II, Ultra Series Small

Cap Value Class I, Ultra Series Small Cap Value Class II, Ultra Series International Stock Class I and Ultra Series International Stock Class II Subaccounts, respectively. Subsequently, the Ultra Series Mid Cap Value and Ultra Series Small Cap Value Subaccounts changed their names to the Ultra Series Mid Cap and Ultra Series Small Cap Subaccounts, respectively.


L-SHARE CLASS*


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Conservative Allocation Class I
  2007                                                      $10.00*               $10.05            0.50%**              860
  2008                                                       10.05                  8.11         (19.30)%             85,241
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Moderate Allocation Class I
  2007                                                      $10.00*                $9.61          (3.90)%**           93,785
  2008                                                        9.61                  6.59         (31.43)%            327,339
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Aggressive Allocation Class I
  2007                                                      $10.00*               $10.00            0.00%**                0
  2008                                                       10.00                  6.56         (34.40)%              9,334
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Money Market Class I
  2007                                                      $10.00*               $10.00            0.00%                  0
  2008                                                       10.00                  9.98          (0.20)%             31,407
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Bond Class I
  2007                                                      $10.00*               $10.10            1.00%**              545
  2008                                                       10.10                 10.21            1.09%             55,251
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series High Income Class I
  2007                                                      $10.00*               $10.01            0.10%**               91
  2008                                                       10.01                  8.39         (16.18)%              9,429
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Diversified Income Class I
  2007                                                      $10.00*                                 0.00%**                0
  2008                                                       10.00                $10.00         (11.70)%             24,459
  2009                                                                              8.83
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Value Class I
  2007                                                      $10.00*                $9.66          (3.40)%                363
  2008                                                        9.66                  6.08         (37.06)%             27,671
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Large Cap Growth Class I
  2007                                                      $10.00*                $9.73          (2.70)%                182
  2008                                                        9.73                  6.00         (38.34)%             17,730
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Class I
  2007                                                      $10.00*                $9.56          (4.40)%**              182
  2008                                                        9.56                  5.97         (37.55)%             13,301
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Mid Cap Growth Class I
  2007                                                      $10.00*                $9.63          (3.70)%                 91
  2008                                                        9.63                  5.02         (47.87)%              8,502
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Class I
  2007                                                      $10.00*                $9.61          (3.90)%**               91
  2008                                                       9.61                   7.03         (26.85)%              5,994
  2009
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                               Accumulation     increase in     Number of units
                                                   Accumulation unit value      unit value      unit value       outstanding at
               Subaccount/Year                       beginning of period      end of period    during period     end of period
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Small Cap Growth Class I
  2007                                                                           $10.00            0.00%**               0
  2008                                                     $10.00*                 6.30         (37.00)%             1,921
  2009                                                      10.00
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series Global Securities Class I
  2007                                                     $10.00*                $9.59          (4.10)%                91
  2008                                                       9.59                  5.83         (39.21)%             8,129
  2009
--------------------------------------------------------------------------------------------------------------------------------
Ultra Series International Stock Class I
  2007                                                     $10.00*                $9.69          (3.10)%               182
  2008                                                       9.69                  5.85         (39.63)%            17,806
  2009
--------------------------------------------------------------------------------------------------------------------------------
Invesco V.I. Global Real Estate
  2008                                                      10.00***              $6.56         (34.40)%**           1,482
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Securities
  2008                                                      10.00***              $7.72         (22.80)%             5,342
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities
  2008                                                      10.00***              $7.49         (25.10)%**           5,074
  2009
--------------------------------------------------------------------------------------------------------------------------------
Franklin Mutual Global Discovery Securities
  2008                                                      10.00***              $8.04         (19.60)%**           2,049
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap
  2008                                                      10.00***              $6.76         (32.40)%**           3,971
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street
  2008                                                      10.00***              $7.01         (29.90)%**           8,310
  2009
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer International Growth
  2008                                                      10.00***              $6.35         (36.50)%**           6,189
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO CommodityRealReturn Strategy
  2008                                                      10.00***              $4.40         (56.00)%**           3,258
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return
  2008                                                      10.00***             $10.16            1.60%**          11,770
  2009
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Global Bond
  2008                                                      10.00***              $9.28          (7.20)%**           8,072
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Mid Cap Growth
  2008                                                      10.00***              $5.76         (42.40)%**           5,798
  2009
--------------------------------------------------------------------------------------------------------------------------------
Van Kampen Growth and Income
  2008                                                      10.00***              $7.68         (23.20)%**           9,292
  2009
--------------------------------------------------------------------------------------------------------------------------------


* The inception date was November 1, 2007.
** Not annualized.
*** The inception date was May 1, 2008, with all Subaccounts staring with a $10.00 unit price.

                                   APPENDIX B
    EXAMPLES OF GUARANTEED MINIMUM DEATH BENEFIT AND OPTIONAL DEATH BENEFITS
================================================================================

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 65.

This means:

  o In addition to the Minimum Guaranteed Death Benefit, the Owner chooses the Maximum Anniversary Value Death Benefit, the 3% Annual Guarantee Death Benefit, and the Earnings Enhanced Death Benefit.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are provided by a Guaranteed Lifetime Withdrawal Benefit rider - See Appendix C for examples relating to death benefits provided by a Guaranteed Lifetime Withdrawal Benefit rider.


  o At issue the Minimum Guaranteed Death Benefit, the Maximum Anniversary Value Death Benefit, and the 3% Annual Guarantee Death Benefit are all equal to the $100,000 purchase payment.


EXAMPLE 1 (THE CONTRACT CROSSES THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Contract crosses the first Contract Anniversary. The Contract Value on the anniversary is $107,000.

  o The Minimum Guaranteed Death Benefit is $100,000, which is the prior Minimum Guaranteed Death Benefit.
  o The Maximum Anniversary Value Death Benefit is $107,000. Because the Contract Value on the anniversary is greater than the prior Maximum Anniversary Death Benefit, the Maximum Anniversary Death Benefit resets to the Contract Value.
  o The 3% Annual Guarantee Death Benefit is $103,000, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of anniversary.
  o For the Earnings Enhanced Death Benefit, the contract has $7,000 of earnings ($107,000 - $100,000 = $7,000), so the additional amount provided by this rider is $2,800. Therefore the total Earnings Enhanced Death Benefit is $109,800 which is the Contract Value plus the additional benefit provided by the Earnings Enhanced Death Benefit ($107,000 + $2,800 = $109,800).
  o The death benefit amount that would be paid if a death occurred on this day would be $109,800. This is the largest of the death benefit values.

EXAMPLE 2 (THE CONTRACT CROSSES THE SECOND ANNIVERSARY): Starting with the Base Assumptions and the information provided in Example 1, the contract crosses the second Contract Anniversary. The Contract Value on the anniversary is $103,000.

  o The Minimum Guaranteed Death Benefit is $100,000, which is the prior Minimum Guaranteed Death Benefit.
  o The Maximum Anniversary Value Death Benefit is $107,000. Because the Contract Value on the anniversary is less than the prior Maximum Anniversary Death Benefit, the Maximum Anniversary Death Benefit does not change.
  o The 3% Annual Guarantee Death Benefit is $106,090, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of anniversary.
  o For the Earnings Enhanced Death Benefit, the contract has $3,000 of earnings ($103,000 - $100,000 = $3,000), so the additional amount provided by this rider is $1,200. Therefore the total Earnings Enhanced Death Benefit is $104,200 which is the Contract Value plus the additional benefit provided by the Earnings Enhanced Death Benefit ($103,000 + $1,200 = $104,200).
  o The death benefit amount that would be paid if a death occurred on this day would be $107,000. This is the largest of the death benefit values.

EXAMPLE 3 (THE CONTRACT CROSSES THE THIRD ANNIVERSARY): Starting with the Base Assumptions and the information provided in Example 1 and Example 2, the Contract crosses the third Contract Anniversary. The Contract Value on the anniversary is $98,000.

  o The Minimum Guaranteed Death Benefit is $100,000, which is the prior Minimum Guaranteed Death Benefit.
  o The Maximum Anniversary Value Death Benefit is $107,000. Because the Contract Value on the anniversary is less than the prior Maximum Anniversary Death Benefit, the Maximum Anniversary Death Benefit does not change.
  o The 3% Annual Guarantee Death Benefit is $109,273, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of anniversary.
  o For the Earnings Enhanced Death Benefit, because the Contract Value is lower than the purchase payment, the contract does not have any of earnings. Therefore this rider does not provide any additional amount and the total Earnings Enhanced Death Benefit is $98,000 which is the Contract Value.
  o The death benefit amount that would be paid if a death occurred on this day would be $109,273. This is the largest of the death benefit values.

EXAMPLE 4 (ADDITIONAL PURCHASE PAYMENT): Starting with the BASE ASSUMPTIONS, the Owner makes an additional purchase payment of $50,000 six months into the first Contract Year when the Contract Value is $105,000.

  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior Minimum Guaranteed Death Benefit plus the additional purchase payment.
  o The Maximum Anniversary Value Death Benefit is $150,000, which is the prior Maximum Anniversary Value Death Benefit plus the additional purchase payment.


  o The 3% Annual Guarantee Death Benefit prior to the purchase payment is $101,489, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of the purchase payment. After the purchase payment, the 3% Annual Guarantee Death Benefit is $151,489, which is the prior value increased by the purchase payment.
  o For the Earnings Enhanced Death Benefit, the contract has $5,000 of earnings ($105,000 - $100,000 = $5,000), so the additional amount provided by this rider is $2,000. Therefore the total Earnings Enhanced Death Benefit is $157,000 which is the Contract Value plus the additional purchase payment amount plus the additional benefit provided by the Earnings Enhanced Death Benefit ($105,000 + $50,000 + $2,000 = $157,000).


  o The Death Benefit amount that would be paid if a death occurred on this day would be $157,000. This is the largest of the death benefit values.


EXAMPLE 5 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN PURCHASE PAYMENT BASED DEATH BENEFITS): Starting with the Base Assumptions, the Owner makes a $10,000 withdrawal 6 months into the first Contract Year when the Contract Value is $105,000.


  o The Minimum Guaranteed Death Benefit is reduced by $9,524 for the withdrawal.
        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $105,000 * $100,000 = $9,524)
        o The new Minimum Guaranteed Death Benefit after the withdrawal is $90,476 ($100,000 - $9,524 = $90,476). Because the Contract Value
           is greater than the death benefit, the death benefit is reduced by an amount less than amount of the withdrawal.
  o The Maximum Anniversary Value Death Benefit is reduced by $9,524 for the withdrawal.
        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $105,000 * $100,000 = $9,524)
        o The new Maximum Anniversary Value Death Benefit after the withdrawal is $90,476 ($100,000 - $9,524 = $90,476). Because the Contract Value
           is greater than the death benefit, the death benefit is reduced by an amount less than amount of the withdrawal.


  o The 3% Annual Guarantee Death Benefit prior to the purchase payment is $101,489, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of the purchase payment. After the withdrawal, the 3% Annual Guarantee Death Benefit is reduced by $9,666 for the withdrawal.


        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $105,000 * $101,489 = $9,666)
        o The new 3% Annual Guarantee Death Benefit after the withdrawal is $91,823 ($101,489 - $9,666 = $91,823). Because the Contract Value
           is greater than the death benefit, the death benefit is reduced by an amount less than amount of the withdrawal.


  o For the Earnings Enhanced Death Benefit, the contract has $5,000 of earnings before the withdrawal ($105,000 - $100,000 = $5,000). However, withdrawals take earnings first, therefore the withdrawal is made up of $5,000 in earnings in the contract and $5,000 of purchase payments from the contract. Therefore, because the contract no longer has any earnings after the withdrawal, the additional amount provided by this rider is zero. The total Earnings Enhanced Death Benefit is $95,000 which is the Contract Value after the withdrawal. The Earnings Enhanced Death Benefit will continue to provide additional death benefit protection when the contract builds earnings again in the future.


  o The Death Benefit amount that would be paid if a death occurred on this day would be $95,000. This is the Contract Value, which is the largest of the death benefit values.


EXAMPLE 6 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN PURCHASE PAYMENT BASED DEATH BENEFITS): Starting with the BASE ASSUMPTIONS, the Owner makes a $10,000 withdrawal 6 months into the first Contract Year when the Contract Value is $80,000.


  o The Minimum Guaranteed Death Benefit is reduced by $12,500 for the withdrawal.
        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $80,000 * $100,000 = $12,500)

        o The new Minimum Guaranteed Death Benefit after the withdrawal is $87,500 ($100,000 - $12,500 = $87,500). Because the Contract Value
           is less than the death benefit, the death benefit is reduced by an amount greater than amount of the withdrawal.
  o The Maximum Anniversary Value Death Benefit is reduced by $12,500 for the withdrawal.
        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $80,000 * $100,000 = $12,500)
        o The new Maximum Anniversary Value Death Benefit after the withdrawal is $87,500 ($100,000 - $12,500 = $87,500). Because the Contract
           Value is less than the death benefit, the death benefit is reduced by an amount greater than amount of the withdrawal.


  o The 3% Annual Guarantee Death Benefit prior to the purchase payment is $101,489, which is the initial 3% Annual Guarantee Death Benefit increased at the 3% annual effective rate to the date of the purchase payment. After the withdrawal, the 3% Annual Guarantee Death Benefit is reduced by $12,686 for the withdrawal.


        o The adjustment is calculated by the amount of the withdrawal divided by the Contract Value before the withdrawal multiplied by the prior death benefit
                 ($10,000/ $80,000 * $101,489 = $12,686)
        o The new 3% Annual Guarantee Death Benefit after the withdrawal is $88,803 ($101,489 - $12,686 = $88,803). Because the Contract Value
           is less than the death benefit, the death benefit is reduced by an amount greater than amount of the withdrawal.


  o For the Earnings Enhanced Death Benefit, the contract does not have any earnings before the withdrawal. So the withdrawal reduces the purchase payment base by $10,000. Because the contract no longer has any earnings after the withdrawal, the additional amount provided by this rider is zero. The total Earnings Enhanced Death Benefit is $70,000 which is the Contract Value after the withdrawal. The Earnings Enhanced Death Benefit will continue to provide additional death benefit protection when the contract builds earnings again in the future.


  o The Death Benefit amount that would be paid if a death occurred on this day would be $88,803. This is the largest of the death benefit values.

                                   APPENDIX C
   EXAMPLES OF GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED
                            ON AND AFTER MAY 1, 2010
================================================================================


                               FOUNDATION ACCOUNT

EXAMPLE 1 (INITIAL ALLOCATION): If the Owner purchases a $100,000 Contract with an Income Later Guaranteed Lifetime Withdrawal Benefit and elects the Growth Model that requires 20% in the Foundation Account, we will allocate $20,000 of the purchase payment to the Foundation Account and the remaining $80,000 of the purchase payment to the Subaccounts in the Growth Model. The Lifetime Benefit Basis will equal $100,000. This example assumes that there are no deductions from the initial purchase payment.

EXAMPLE 2 (RIDER CHARGES): At the end of the first, Contract Year, the Contract Value in the Foundation Account has grown to $21,000 and the Contract Value in the Subaccounts that comprise the Growth Model has grown to $86,320 for a total Contract Value before deduction of Income Later rider charges of $107,320. The Income Later Rider charges we deduct at the end of the first Contract Year equals $950 ($100,000 Lifetime Benefit Basis x 0.95%). We deduct that amount proportionately from the Subaccounts that comprise the Growth Model (and any DCA Fixed Period, if applicable). The Contract Value in the Foundation Account now equals $21,000 (no adjustment) but the Contract Value in the Subaccounts that comprise the Growth Model now equals $85,370 ($86,320 - $950) for a total Contract Value of $106,370.

EXAMPLE 3 (RESET AT TRANSFER): Because this is an Income Later Guaranteed Lifetime Withdrawal Benefit, there is a 7.5% simple interest benefit; we will reset the Lifetime Benefit Basis to $107,500 ($100,000 prior Lifetime Benefit Basis + $7,500 ($100,000 x 7.5%)) because this exceeds the Contract Value of $106,370. At this point the Owner decides to transfer to a more aggressive Create Your Own Benefit Allocation Plan that requires 40% in the Foundation Account. At the point of transfer, the Foundation Account requirement is $43,000 ($107,500 Lifetime Benefit Basis x 40% Foundation Account requirement). We allocate $43,000 to the Foundation Account and the remaining Contract Value, $63,370 ($106,370 - $43,000 Foundation Account amount) to the Subaccounts that comprise the Create Your own Model. The total Contract Value remains $106,370, as was the case before transfer.

EXAMPLE 4 (STEP-UP): At the end of the second Contract Year, the Contract Value in the Foundation Account has grown from $43,000, as a result of market performance, to $45,150 and the Contract Value in the Subaccounts that comprise the Create Your Own Model has grown from $63,370, as a result of market performance, to $74,850. We deduct Income Later rider charges at the end of the second Contract Year of $1,021.25 ($107,500 Lifetime Benefit Basis x 0.95%) from the Contract Value that is not allocated to the Foundation Account. The Foundation Account now contains $45,150 (no adjustment) but the Contract Value in the Subaccounts that comprise the Create Your Own Model (and any DCA Fixed Period) has been reduced to $73,828.75 ($74,850 - $1,021.25) for a total Contract Value of $118,978.75. Because Contract Value is greater than the Simple Interest Benefit Basis of $115,000 ($107,500 + ($100,000 x 7.5%)) a Step-Up
occurs, and the Foundation Account may be reset (we are currently waiving the requirement that the Foundation Account be reset on Step-Up).

EXAMPLE 5 (RESET DUE TO STEP-UP (THE RESET IS CURRENTLY BEING WAIVED)): Because a step-up has occurred, the Foundation Account requirement is equal $47,591.50 (a new stepped-up Lifetime Benefit Basis of $118,978.75 x 40% the Foundation Account requirement). We allocate the remaining Contract Value of $71,387.25 ($118,978.75 - $47,591.50) to the Subaccounts that comprise the Create Your Own Model. Note: The Foundation Account percentage requirement did not change, but because the Lifetime Benefit Basis increased, a higher Foundation Amount is required.

EXAMPLE 6 (ADVERSE MARKET): At the end of the third Contract Year, the Contract Value in the Foundation Account has fallen from $47,591.50 to $40,000, as a result of market performance, and the Contract Value in the Subaccounts that comprise the Create Your Own Model has fallen from $74,850 to $65,000, as a result of market performance. (These values assume that the requirement to reset the Foundation Account at Step-up was waived.) We deduct Income Later rider charges at the end of the third Contract Year of $1,130.30 ($118,978.75 Lifetime Benefit Basis x 0.95%) from the Contract Value that is not allocated to the Foundation Account. The Foundation Account now contains $40,000 (no adjustment) but the Contract Value in the Subaccounts that comprise the Create Your Own Model (and any DCA Fixed Period) has been reduced to $63,869.70 ($65,000 - $1,130.30) for a total Contract Value of $103,869.70. Because the Contract Value is less than the Simple Interest Benefit Basis of $122,500 ($115,000 + ($100,000 x 7.5%)) no Step-Up occurs, and the allocation to the Foundation Account does not change. The Simple Interest Benefit is applied, increasing the Lifetime Benefit Basis to the Simple Interest Benefit Basis of $122,500.

EXAMPLE 7 (WITHDRAWALS): The Owner is 65 and ready to start Lifetime Withdrawals under the Income later Guaranteed Lifetime Withdrawal Benefit rider. The Lifetime Benefit Basis is now $137,500, the total Contract Value is $133,500. The Contract Value in the Foundation Account is $55,092.88 and the remaining Contract Value in the Subaccounts that comprise the Create Your Own Model is $78,407.12. The Owner takes a Lifetime Withdrawal of $6,187.50 ($137,500 x 4.5%). $6,187.50 is deducted proportionately first from the Subaccounts that comprise the Create Your Own Model (and any DCA Fixed Account). Thus, after the withdrawal, the Contract Value in the Foundation Account value will equal $55,092.88 and the Contract Value in the Subaccounts that comprise the Create Your Own Model (and any DCA Fixed Account) will equal $72,219.62 ($78,407.12 - $6,187.50) for a total Contract Value of $127,312.50.
The Lifetime Benefit Basis will remain $137,500.


                                INCOME NOW OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 65.

This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $5,100 if a withdrawal is taken immediately (5.10% rate for withdrawals beginning at attained age 65 * $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.
  o There are no additional purchase payments during the window period, except where explicitly stated.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $7,650, which is 5.10% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,100 = $100,000 * 5.10%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $5,100 GALWA.
  o The GALWA is $5,100; this does not change because the withdrawal does not exceed the $5,100 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the death benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $94,900, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $5,100.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.


  o The Lifetime Benefit Basis is $109,000. Under the Simple Interest Benefit, it was increased by 3% of the initial Lifetime Benefit Basis ($3,000) on each of the first three Contract Anniversaries; for a total increase of $9,000 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.


  o The GALWA at this time, prior to the $50,000 withdrawal, is $5,886 (5.40% rate for age 68 times the $109,000 Lifetime Benefit Basis).
  o The new Lifetime Benefit Basis is $64,886, because the $50,000 withdrawal exceeds the $5,886 GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $44,114
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $5,886 ($50,000 - $5,886 = $44,114).
        2. A proportional adjustment of $33,365.43 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $44,114,
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $5,886 = $144,114) and
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.
             o  For an adjustment of $44,114 / $144,114 * $109,000 = $33,365.43.
  o The larger of these adjustments is $44,114, so the new Lifetime Benefit Basis is $64,886 ($109,000 - $44,114 = $64,886).
  o The GALWA is $3,503.84 after the withdrawal, which is 5.40% (the rate for age 68) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows

        1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.

        2. There will be an additional adjustment for the excess withdrawal amount of $44,114 ($50,000 - $5,886 = $44,114).
             o  $44,114 / $150,000 * $100,000 - $44,114 = -$14,704.67.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $100,000
     - $50,000 - (-$14,704.67) = $64,704.67.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.


  o The Lifetime Benefit Basis is $109,000. Under the Simple Interest Benefit, it was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries, for a total increase of $9,000.


  o The GALWA at this time (before the $50,000 withdrawal) is $5,886 (5.4% rate for age 68 times the $109,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $44,121.22 because the withdrawal exceeds the $5,886 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $44,114.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $5,886 ($50,000 - $5,886 = $44,114).
        2. A proportional adjustment of $64,878.78 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $44,114.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $5,886 = $74,114).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.
             o  For an adjustment of $44,114 / $74,114 * $109,000 = $64,878.78.
  o The larger of these adjustments is $64,878.78, so the new Lifetime Benefit Basis is $44,121.22 ($109,000 - $64,878.78 = $44,121.22).
  o  The GALWA is $2,382.55, which is 5.4% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $44,114 ($50,000 - $5,886 = $44,114).
             o  $44,114 / $80,000 * $100,000 - $44,114 = $11,028.50.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $11,028.50 = $38,971.50.

EXAMPLE 5 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $125,000.


  o The existing Lifetime Benefit Basis is $109,000. Under the Simple Interest Benefit, it was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries


  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The GALWA after the step up is $6,750 (5.40% rate for age 68 times the $125,000 stepped-up Lifetime Benefit Basis).
           NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $5,100 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $5,940 (5.40% rate for age 68 - Because a step up occurs, the withdrawal percentage is reestablished based on the current age at the time of the step up.).
           NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o  The Minimum Guaranteed Death Benefit would be $84,700, the initial
     $100,000 reduced for each of the $5,100 withdrawals previously taken.

EXAMPLE 7 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $5,100 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $5,100 (5.10% rate for age 65 - the time of the first withdrawal.
  o  Because no step up occurs, the withdrawal percentage does not change.
  o The Minimum Guaranteed Death Benefit would be $84,700, the initial $100,000 reduced for each of the $5,100 withdrawals previously taken.

EXAMPLE 8 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $425 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.


  o The Lifetime Benefit Basis before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.


  o The GALWA at this time, prior to the $10,000 withdrawal, is $5,100. There has been a total of $4,250 withdrawn to this point this year (10 withdrawals of $425). The remaining lifetime withdrawal for the Contract Year is $850 ($5,100 - $4,250 = $850).
  o The excess withdrawal amount is $9,150 which is the $10,000 withdrawal amount less the $850 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,850 because the $10,000 withdrawal exceeds the $850 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $9,150.
             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $850 ($10,000 - $850 = $9,150).
        2. A proportional adjustment of $8,785.41 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,150.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $850 = $104,150).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,150 / $104,150 * $100,000 = $8,785.41.
  o The larger of these adjustments is $9,150, so the new Lifetime Benefit Basis is $90,850 ($100,000 - $9,150 = $90,850).
  o The GALWA is $4,633.35 after the withdrawal, which is 5.10% (the rate for age 65) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $95,750. The initial $100,000 has been reduced a total of $4,250 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $9,150 ($10,000 - $850 = $9,150).
             o  $9,150 / $105,000 * $95,750 - $9,150 = -$806.07.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $95,750
     - $10,000 - (-$806.07) = $86,556.07.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 8, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,850 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $4,633.35. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,459.37 because the $25,000 is an excess withdrawal, Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $25,000.
        2. A proportional adjustment of $28,390.63 for the amount of the excess withdrawal calculated as follows:

             o  The excess withdrawal amount of $25,000.

             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,850.
             o  For an adjustment of $25,000 / $80,000 * $90,850 = $28,390.63.
  o The larger of these adjustments is $28,390.63, so the new Lifetime Benefit Basis is $62,459.37 ($90,850 - $28,390.63 = $62,459.37).
  o The GALWA is $3,185.43, which is 5.10% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $86,556.07, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 / $80,000 * $86,556.07 - $25,000 = $2,048.77.
  o The new Minimum Guaranteed Death Benefit after all adjustments is $86,556.07 - $25,000 - $2,048.77 = $59,507.30.

                               INCOME LATER OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 68.

This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $4,500 if a withdrawal is taken immediately (4.50% rate for withdrawals beginning at attained age 68 x $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $6,750, which is 4.50% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior Minimum Guaranteed Death Benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($4,500 = $100,000 * 4.50%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $4,500 GALWA.
  o The GALWA is $4,500; this does not change because the withdrawal does not exceed the $4,500 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,500, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $4,500.

EXAMPLE 3 (A ONE-TIME NON-LIFETIME WITHDRAWAL THEN BEGIN LIFETIME WITHDRAWALS AT A LATER DATE): Starting with the Base Assumptions, the Owner withdraws the $4,500 before the first Contract Anniversary. No additional withdrawals are made until the Owner begins taking lifetime withdrawals after the fifth Contract Anniversary but before the sixth.

  o Because the $4,500 withdrawal in the first year does not exceed the $4,500, GALWA it is not an excess withdrawal, and;
             o  The Lifetime Benefit Basis remains $100,000.
             o  The GALWA remains $4,500.
             o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,500, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $4,500.
  o On the fifth anniversary the Lifetime Benefit Basis is $130,000. Because there was a Non-lifetime Withdrawal in the first Contract Year, the Benefit Basis does not increase because of the Simple Interest Benefit. Additionally, because the Owner has not taken any additional withdrawals since the initial withdrawal, the Simple Interest Benefit commences with the second Rider Anniversary and the Lifetime Benefit Basis is increased by 7.5% of the initial Lifetime Benefit Basis for each of the rider anniversaries until the first lifetime withdrawal. In this case, four anniversaries ($7,500 * 4 = $30,000) - Assuming that no prior step ups have occurred to increase the Lifetime Benefit Basis.

  o The GALWA is $6,500 which is 5.00% (the rate for age 73) multiplied by the new Lifetime Benefit Basis of $130,000.
  o  The Owner takes a lifetime withdrawal of $6,500.


  o Because the $6,500 withdrawal does not exceed the GALWA, it is not an excess withdrawal, and;


        o  The Lifetime Benefit Basis remains $130,000.
        o  The GALWA remains $6,500.
        o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $89,000, which is the prior Minimum Guaranteed Death Benefit of $95,500 less the withdrawal of $6,500.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.


  o The Lifetime Benefit Basis is $122,500. Under the Simple Interest Benefit, it was increased by 7.5% of the initial Lifetime Benefit Basis ($7,500) on each of the first three Contract Anniversaries; for a total increase of $22,500 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.


  o The GALWA at this time, prior to the $50,000 withdrawal, is $6,125 (5.00% rate for age 71 times the $122,500 Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $77,050 because the $50,000 withdrawal exceeds the $6,125 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $43,875.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,125 ($50,000 - $6,125 = $43,875).
        2. A proportional adjustment of $37,356.65 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,875.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $6,125 = $143,875).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $122,500.
             o  For an adjustment of $43,875 / $143,875 * $122,500 = $37,356.65.
  o The larger of these adjustments is $43,875, so the new Lifetime Benefit Basis is $78,625 ($122,500 - $43,875 = $78,625).
  o The GALWA is $3,931.25 after the withdrawal, which is 5.00% (the rate for age 71) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $43,875 ($50,000 - $6,125 = $43,875).
             o  $43,875 / $150,000 * $100,000 - $43,875 = -$14,625.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $100,000
     - $50,000 - (-$14,625) = $64,625.

EXAMPLE 5 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.


  o The Lifetime Benefit Basis is $122,500. Under the Simple Interest Benefit, it was increased by 7.5% of the initial basis ($7,500) on each of the first three Contract Anniversaries, for a total increase of $22,500.


  o The GALWA at this time (before the $50,000 withdrawal) is $6,125 (5.00% rate for age 71 times the $122,500 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $49,746.19 because the withdrawal exceeds the $6,125 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $43,875.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,125 ($50,000 - $6,125 = $43,875).
        2. A proportional adjustment of $72,753.81 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,875.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $6,125 = $73,875).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $122,500.
             o  For an adjustment of $43,875 / $73,875 * $122,500 = $72,753.81.
  o The larger of these adjustments is $72,753.81, so the new Lifetime Benefit Basis is $49,746.19 ($122,500 - $72,753.81 = $49,746.19).

  o  The GALWA is $2,487.31, which is 5.00% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $43,875 ($50,000 - $6,125 = $43,875).
             o  $43,875 / $80,000 * $100,000 - $43,875 = $10,968.75.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $10,968.75 = $39,031.25.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $145,000.


  o The existing Lifetime Benefit Basis is $122,500. Under the Simple Interest Benefit, it was increased by 7.5% of the initial basis ($7,500) on each of the first three Contract Anniversaries.


  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $145,000.
  o The GALWA after the step up is $7,250 (5.00% rate for age 71 times the $145,000 stepped-up Lifetime Benefit Basis).
           NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 7 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $4,500 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $4,950 (4.50% rate for age 68 - the withdrawal percentage is locked in based on the age at the time of the first lifetime withdrawal).
           NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o  The Minimum Guaranteed Death Benefit would be $86,500, the initial
     $100,000 reduced for each of the $4,500 withdrawals previously taken.

EXAMPLE 8 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $4,500 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $4,500 (4.50% rate for age 68 - the time of the first withdrawal).
  o  Because no step up occurs, the GALWA does not change.
  o The Minimum Guaranteed Death Benefit would be $86,500, the initial $100,000 reduced for each of the $4,500 withdrawals previously taken.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdrawals of $375.00 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The GALWA at this time, prior to the $10,000 withdrawal, is $4,500. There has been a total of $3,750 withdrawn to this point this year (10 withdrawals of $375). The remaining lifetime withdrawal for the Contract Year is $750 ($4,500 - $3,750 = $750).
  o The excess withdrawal amount is $9,250 which is the $10,000 withdrawal amount less the $750 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,750 because the $10,000 withdrawal exceeds the $750.00 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
        1. The amount of the excess withdrawal: $9,250
             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $750 ($10,000 - $750 = $9,250)

        2. A proportional adjustment of $8,872.90 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,250.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $750 = $104,250).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,250 / $104,250 * $100,000 = $8,872.90.
  o The larger of these adjustments is $9,250, so the new Lifetime Benefit Basis is $90,750 ($100,000 - $9,250 = $90,750).
  o The GALWA is $4,083.75 after the withdrawal, which is 4.50% (the rate for age 68) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $96,250. The initial $100,000 has been reduced a total of $3,750 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $9,250.00 ($10,000 - $750 = $9,250).
             o  $9,250 / $105,000 * $96,250 - $9,250 = -$770.83
  o The new Minimum Guaranteed Death Benefit after all adjustments $96,250 - $10,000 - (-$770.83) = $87,020.83.

EXAMPLE 10 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 9, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,750 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $4,083.75. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,390.62 because the $25,000 is an excess withdrawal, the Lifetime Benefit Basis adjusted by the greater of
     (1) or (2) below:
        1. The amount of the excess withdrawal: $25,000
        2. A proportional adjustment of $28,359.38 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $25,000.
             o Divided by the contract value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,750.
             o  For an adjustment of $25,000 / $80,000 * $90,750 = $28,359.38.
  o The larger of these adjustments is $28,359.38, so the new Lifetime Benefit Basis is $62,390.62 ($90,750 - $28,359.38 = $62,390.62).
  o The GALWA is $2,807.58, which is 4.50% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $87,020.83, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows:
        1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
        2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 / $80,000 * $87,020.83 - $25,000 = $2,194.01.
  o  The new Minimum Guaranteed Death Benefit after all adjustments $87,020.83
     - $25,000 - $2,194.01 = $59,826.82.

 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT)
             TO AN INCOME PROTECTOR (GUARANTEED LIFETIME WITHDRAWAL
                          BENEFIT) - INCOME NOW OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 and the Guaranteed Minimum Accumulation Benefit Basis is $100,000 at the time of the conversion. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $6,375 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $143,750 (under the Simple Interest Benefit, it was increased by $3,750 - 3% of $125,000 each year).


  o The GALWA is $8,050 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $8,050 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Now examples for illustrations of the effect of a step up on the GALWA.

EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $5,100 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $115,000 (under the Simple Interest Benefit, it was increased by $3,000 - 3% of $100,000 each rider year).


  o The GALWA is $6,440 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $6,440 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Now examples for illustrations of the effect of a step up on the GALWA.

EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A contract owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $3,825 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $80,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $86,250 (under the Simple Interest Benefit, it was increased by $2,250 - 3% of $75,000 each year).


  o The GALWA is $4,830 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $4,830 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Now examples for illustrations of the effect of a step up on the GALWA.


 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT)
                       TO AN INCOME PROTECTOR (GUARANTEED
               LIFETIME WITHDRAWAL BENEFIT) - INCOME LATER OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the contract value).
  o The GALWA is $5,625 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $171,875 (under the Simple Interest Benefit, it was increased by $9,375 - 7.5% of $125,000 each year).


  o The GALWA is $8,593.75 (5.00% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $8,893.75 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Later examples for illustrations of the effect of a step up on the GALWA.

EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GMAB BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $4,500 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $137,500 (under the Simple Interest Benefit, it was increased by $7,500 - 7.5% of $100,000 each year).


  o The GALWA is $6,875 (5.00% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $6,875 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Later examples for illustrations of the effect of a step up on the GALWA.

EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $3,375 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $90,000 at the time of the first withdrawal, and no step ups have occurred:


  o The Lifetime Benefit Basis is $103,125 (under the Simple Interest Benefit, it was increased by $5,625 - 7.5% of $75,000 each year).


  o The GALWA is $5,156.25 (5.00% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).


  o The Owner may take withdrawals of up to $5,156.25 per year under the Guaranteed Lifetime Withdrawal Benefit. Please see the Income Later examples for illustrations of the effect of a step up on the GALWA.

                                   APPENDIX D
   EXAMPLES OF GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY ISSUED
                            ON AND AFTER MAY 1, 2010
================================================================================


                             10-YEAR BENEFIT PERIOD

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charges apply. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount received.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
        1. partial withdrawal amount: $50,000;
        2. Contract Value immediately prior to the withdrawal: $150,000;
        3. the Benefit Basis immediately prior to the withdrawal: $100,000.
  o So, the proportion of the Benefit Basis withdrawn: ($50,000 / $150,000) * $100,000 = $33,333.33.
  o Therefore, the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:
  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
        1. partial withdrawal amount: $50,000;
        2. Contract Value immediately prior to the withdrawal: $80,000;
        3. the Benefit Basis immediately prior to the withdrawal: $100,000.
  o So, the proportion of the Benefit Basis withdrawn: ($50,000 / $80,000) * $100,000 = $62,500.
  o Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th Rider Anniversary the Contract Value is $135,000.

  o  The existing Benefit Basis is $100,000.
  o The Owner chooses to step up the Benefit Basis to the Contract Value of $135,000.
  o The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the step up date).

  NOTE: If the Owner chooses to step up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step up.

  NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

EXAMPLE 5 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS LESS THAN THE BENEFIT BASIS - 10- YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $75,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o We will add $25,000 to the Contract to bring the total Contract Value equal to the Benefit Basis of $100,000.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 6 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS NOT TO RENEW THE BENEFIT
- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $105,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o Since the Contract Value is greater than the Benefit Basis, the benefit expires without value.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 7 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RENEW FOR AN ADDITIONAL 10-YEAR PERIOD - 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $115,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o  The rider will renew for an additional 10-year Benefit Period.


  o The new Benefit Basis is $115,000 and the Contract Value will be guaranteed to be at least $115,000 on the 20th Contract Anniversary (10 years from the renewal date).

  NOTE: If the Owner chooses to renew the Benefit Basis a new seven-year Minimum Charge Period will begin starting on the date of the renewal.

  NOTE: Following renewal of the rider, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

                                   APPENDIX E
  EXAMPLES OF GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED ON
                AND AFTER OCTOBER 19, 2009 BUT BEFORE MAY 1, 2010
--------------------------------------------------------------------------------


Guaranteed Lifetime Withdrawal Benefit riders issued after October 19, 2009 but before May 1, 2010 have the same features described in the Guaranteed Lifetime Withdrawal Benefit rider, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as riders that may be issued on or after May 1, 2010 in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed before May 1, 2010.


Current Charges. We currently charge 1.05% for the Guaranteed Lifetime Withdrawal Benefit.

Covered Person. References are to the Annuitant and not the Covered Person.

Amount of your GALWA. The annual lifetime benefit percentages for Annuitants under the Income Later rider is a follows:

         --------------------------------------------------------------
                            Attained Age of Annuitant
         --------------------------------------------------------------
         Age           55-60    61-64    65-69   70-74    75-79     80+
         --------------------------------------------------------------
         Percentage     3.75     4.25     4.50    5.00     5.25    5.50
         --------------------------------------------------------------

         --------------------------------------------------------------
             Joint Annuitants - Attained Age of Younger Annuitant(1)
         --------------------------------------------------------------
         Age           55-60    61-64    65-69   70-74    75-79     80+
         --------------------------------------------------------------
         Percentage     3.25     3.75     4.00    4.50     4.75    5.00
         --------------------------------------------------------------
         (1)If only one Annuitant is living at the time of your first withdrawal, the single annuitant rates will apply.

Simple Interest Benefit. Under the Income Later rider, the current Simple Interest Benefit Increase is 7.0% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increase).

Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the following Benefit Allocation Plans are available if the Contract Owner wishes to change allocation options.


--------------------------------------------------------------------------------
          Model                 Mix            Subaccounts(1)
--------------------------------------------------------------------------------
Conservative/Moderate Blend     67%  Ultra Series Conservative Allocation
                                33%  Ultra Series Moderate Allocation
--------------------------------------------------------------------------------
Conservative I-Model            40%  Ultra Series Bond
                                10%  Ultra Series High Income
                                18%  Ultra Series Large Cap Value
                                12%  Ultra Series Large Cap Growth
                                 8%  Ultra Series Mid Cap
                                 3%  Ultra Series Small Cap
                                 9%  Ultra Series International Stock
--------------------------------------------------------------------------------
Conservative/Moderate I-Model   32%  Ultra Series Bond
                                 8%  Ultra Series High Income
                                17%  Ultra Series Large Cap Value
                                14%  Ultra Series Large Cap Growth
                                12%  Ultra Series Mid Cap
                                 4%  Ultra Series Small Cap
                                13%  Ultra Series International Stock
--------------------------------------------------------------------------------
Moderate I-Model                24%  Ultra Series Bond
                                 6%  Ultra Series High Income
                                16%  Ultra Series Large Cap Value
                                16%  Ultra Series Large Cap Growth
                                15%  Ultra Series Mid Cap
                                 5%  Ultra Series Small Cap
                                18%  Ultra Series International Stock
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Model                 Mix            Subaccounts(1)
--------------------------------------------------------------------------------
Moderate/Aggressive I-Model     16%  Ultra Series Bond
                                 4%  Ultra Series High Income
                                15%  Ultra Series Large Cap Value
                                17%  Ultra Series Large Cap Growth
                                18%  Ultra Series Mid Cap
                                10%  Ultra Series Small Cap
                                30%  Ultra Series International Stock
--------------------------------------------------------------------------------
Aggressive I-Model               8%  Ultra Series Bond
                                 2%  Ultra Series High Income
                                14%  Ultra Series Large Cap Value
                                18%  Ultra Series Large Cap Growth
                                 9%  Ultra Series Mid Cap
                                 9%  Ultra Series Mid Cap Growth
                                 6%  Ultra Series Small Cap
                                 4%  Ultra Series Small Cap Growth
                                10%  Ultra Series Global Securities
                                20%  Ultra Series International Stock
--------------------------------------------------------------------------------
Conservative R-Model             5%  Franklin Income Securities
                                10%  PIMCO Global Bond
                                10%  Franklin High Income Securities
                                25%  PIMCO Total Return
                                13%  Oppenheimer Main Street
                                16%  Van Kampen Growth and Income
                                 4%  Van Kampen Mid Cap Growth
                                 3%  Oppenheimer Main Street Small Cap
                                 3%  Franklin Mutual Global Discovery Securities
                                 6%  Oppenheimer International Growth
                                 2%  Invesco V.I. Global Real Estate
                                 3%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Conservative/Moderate R-Model    5%  Franklin Income Securities
                                 8%  PIMCO Global Bond
                                 8%  Franklin High Income Securities
                                19%  PIMCO Total Return
                                15%  Oppenheimer Main Street
                                15%  Van Kampen Growth and Income
                                 6%  Van Kampen Mid Cap Growth
                                 5%  Oppenheimer Main Street Small Cap
                                 4%  Franklin Mutual Global Discovery Securities
                                 9%  Oppenheimer International Growth
                                 2%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Moderate R-Model                 5%  Franklin Income Securities
                                 6%  PIMCO Global Bond
                                 6%  Franklin High Income Securities
                                13%  PIMCO Total Return
                                17%  Oppenheimer Main Street
                                14%  Van Kampen Growth and Income
                                 8%  Van Kampen Mid Cap Growth
                                 6%  Oppenheimer Main Street Small Cap
                                 7%  Franklin Mutual Global Discovery Securities
                                11%  Oppenheimer International Growth
                                 3%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Model                 Mix            Subaccounts(1)
--------------------------------------------------------------------------------
Moderate/Aggressive R-Model      5%  PIMCO Global Bond
                                 4%  Franklin High Income Securities
                                11%  PIMCO Total Return Portfolio
                                18%  Oppenheimer Main Street
                                12%  Van Kampen Growth and Income
                                10%  Van Kampen Mid Cap Growth
                                 8%  Oppenheimer Main Street Small Cap
                                 8%  Franklin Mutual Global Discovery Securities
                                16%  Oppenheimer International Growth
                                 4%  Invesco V.I. Global Real Estate
                                 4%  CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Aggressive R-Model               5%  Ultra Series Global Bond
                                 2%  Franklin High Income Securities
                                 3%  PIMCO Total Return
                                20%  Oppenheimer Main Street
                                12%  Van Kampen Growth and Income Portfolio
                                10%  Van Kampen Mid Cap Growth Portfolio
                                10%  Oppenheimer Main Street Small Cap
                                10%  Franklin Mutual Global Discovery Securities
                                20%  Oppenheimer International Growth
                                 4%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Conservative C-Model            25%  Ultra Series Bond
                                10%  Franklin High Income Securities
                                10%  PIMCO Global Bond
                                 5%  PIMCO Total Return
                                16%  Van Kampen Growth and Income
                                10%  Ultra Series Large Cap Growth
                                 8%  Ultra Series Mid Cap
                                 2%  Oppenheimer Main Street Small Cap
                                 7%  Ultra Series International Stock
                                 2%  Oppenheimer International Growth
                                 2%  Invesco V.I. Global Real Estate
                                 3%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Conservative/Moderate C-Model   20%  Ultra Series Bond
                                 8%  Franklin High Income Securities
                                 8%  PIMCO Global Bond
                                 4%  PIMCO Total Return
                                16%  Van Kampen Growth and Income
                                12%  Ultra Series Large Cap Growth
                                10%  Ultra Series Mid Cap
                                 3%  Oppenheimer Main Street Small Cap
                                 8%  Ultra Series International Stock
                                 5%  Oppenheimer International Growth
                                 2%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Moderate C-Model                15%  Ultra Series Bond
                                 6%  Franklin High Income Securities
                                 6%  PIMCO Global Bond
                                 3%  PIMCO Total Return
                                16%  Van Kampen Growth and Income
                                14%  Ultra Series Large Cap Growth
                                11%  Ultra Series Mid Cap
                                 4%  Oppenheimer Main Street Small Cap
                                10%  Ultra Series International Stock
                                 8%  Oppenheimer International Growth
                                 3%  Invesco V.I. Global Real Estate
                                 4%  Ultra Series CommodityRealReturn Strategy
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Model                 Mix            Subaccounts(1)
--------------------------------------------------------------------------------
Moderate/Aggressive C-Model      8%  Ultra Series Bond
                                 4%  Franklin High Income Securities
                                 5%  PIMCO Global Bond
                                 3%  PIMCO Total Return
                                13%  Van Kampen Growth and Income
                                17%  Ultra Series Large Cap Growth
                                11%  Ultra Series Mid Cap
                                 7%  Oppenheimer Main Street Small Cap
                                14%  Ultra Series International Stock
                                10%  Oppenheimer International Growth
                                 4%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
Aggressive C-Model               3%  Ultra Series Bond
                                 2%  Franklin High Income Securities
                                 5%  PIMCO Global Bond
                                12%  Van Kampen Growth and Income
                                18%  Ultra Series Large Cap Growth
                                12%  Ultra Series Mid Cap
                                10%  Oppenheimer Main Street Small Cap
                                17%  Ultra Series International Stock
                                13%  Oppenheimer International Growth
                                 4%  Invesco V.I. Global Real Estate
                                 4%  PIMCO CommodityRealReturn Strategy
--------------------------------------------------------------------------------
(1)For the Ultra Series Fund, the models are composed of either the Class I or the Class II Subaccount depending on which Subaccount is available for your Contract.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Excess Withdrawals under Income Later. If your Non-Lifetime Withdrawal is also an excess withdrawal, your Simple Interest Benefit Basis will be reset to equal the lesser of (a) the Simple Interest Benefit Basis as of the date of the withdrawal, minus the excess withdrawal amount, or (b) the reset Lifetime Benefit Basis. The annual credit to the Simple Interest Benefit Basis, when it resumes, will be equal to the reset Simple Interest Benefit Basis multiplied by the Simple Interest Benefit Increase rate.

Reset Lifetime Benefit Basis. If an excess withdrawal occurs, the Lifetime Benefit Basis will be reset to equal the previous Lifetime Benefit Basis reduced by the greater of:

  a.)  the excess withdrawal amount; or
  b.) a proportional adjustment amount that is equal to (1) divided by (2), with the result multiplied by (3), where:

         (1) = the excess withdrawal amount.
         (2) = the contract value prior to the withdrawal minus the remaining GALWA, if any, at the time of withdrawal. The remaining GALWA is the amount available for withdrawal without exceeding the GALWA.
         (3) = the Lifetime Benefit Basis prior to the withdrawal.

Reset Simple Interest Benefit Basis If an excess withdrawal occurs, the SIBB will be reset to equal to the lesser of:

  a) the SIBB as of the date of withdrawal, minus the excess withdrawal amount; or
  b)  the rest of LLB

                                INCOME NOW OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 65.

This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $5,100 if a withdrawal is taken immediately (5.10% rate for withdrawals beginning at attained age 65 * $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.

  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.
  o There are no additional purchase payments during the window period, except where explicitly stated.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $7,650, which is 5.10% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,100 = $100,000 * 5.10%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $5,100 GALWA.
  o The GALWA is $5,100; this does not change because the withdrawal does not exceed the $5,100 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the death benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $94,900, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $5,100.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial Lifetime Benefit Basis ($3,000) on each of the first three Contract Anniversaries; for a total increase of $9,000 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.
  o The GALWA at this time, prior to the $50,000 withdrawal, is $5,886 (5.40% rate for age 68 times the $109,000 Lifetime Benefit Basis).
  o The new Lifetime Benefit Basis is $64,886, because the $50,000 withdrawal exceeds the $5,886 GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $44,114
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $5,886 ($50,000 - $5,886 = $44,114).
       2. A proportional adjustment of $33,365.43 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $44,114,
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $5,886 = $144,114) and
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.
             o  For an adjustment of $44,114 [Divide] $144,114 * $109,000 =
                $33,365.43.
  o The larger of these adjustments is $44,114, so the new Lifetime Benefit Basis is $64,886 ($109,000 - $44,114 = $64,886).
  o The GALWA is $3,503.84 after the withdrawal, which is 5.40% (the rate for age 68) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $44,114 ($50,000 - $5,886 = $44,114).
           o  $44,114 [Divide] $150,000 * $100,000 - $44,114 = -$14,704.67.
  o The new Minimum Guaranteed Death Benefit after all adjustments is $100,000 - $50,000 - (-$14,704.67) = $64,704.67.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries, for a total increase of $9,000.
  o The GALWA at this time (before the $50,000 withdrawal) is $5,886 (5.4% rate for age 68 times the $109,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $44,121.22 because the withdrawal exceeds the $5,886 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $44,114.

             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $5,886 ($50,000 - $5,886 = $44,114).
       2. A proportional adjustment of $64,878.78 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $44,114.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $5,886 = $74,114).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.
             o  For an adjustment of $44,114 [Divide] $74,114 * $109,000 =
                $64,878.78.
  o The larger of these adjustments is $64,878.78, so the new Lifetime Benefit Basis is $44,121.22 ($109,000 - $64,878.78 = $44,121.22).
  o  The GALWA is $2,382.55, which is 5.4% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $44,114 ($50,000 - $5,886 = $44,114).
             o  $44,114 [Divide] $80,000 * $100,000 - $44,114 = $11,028.50.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $11,028.50 = $38,971.50.

EXAMPLE 5 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $125,000.

  o The existing Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The GALWA after the step up is $6,750 (5.40% rate for age 68 times the $125,000 stepped-up Lifetime Benefit Basis).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $5,100 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $5,940 (5.40% rate for age 68 - Because a step up occurs, the withdrawal percentage is reestablished based on the current age at the time of the step up.).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit would be $84,700, the initial $100,000 reduced for each of the $5,100 withdrawals previously taken.

EXAMPLE 7 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $5,100 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $5,100 (5.10% rate for age 65 - the time of the first withdrawal.
  o  Because no step up occurs, the withdrawal percentage does not change.
  o The Minimum Guaranteed Death Benefit would be $84,700, the initial $100,000 reduced for each of the $5,100 withdrawals previously taken.

EXAMPLE 8 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $425 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.

  o The GALWA at this time, prior to the $10,000 withdrawal, is $5,100. There has been a total of $4,250 withdrawn to this point this year (10 withdrawals of $425). The remaining lifetime withdrawal for the Contract Year is $850 ($5,100 - $4,250 = $850).
  o The excess withdrawal amount is $9,150 which is the $10,000 withdrawal amount less the $850 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,850 because the $10,000 withdrawal exceeds the $850 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $9,150.
             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $850 ($10,000 - $850 = $9150).
       2. A proportional adjustment of $8,785.41 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,150.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $850 = $104,150).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,150 [Divide] $104,150 * $100,000 =
                $8,785.41.
  o The larger of these adjustments is $9,150, so the new Lifetime Benefit Basis is $90,850 ($100,000 - $9,150 = $90,850).
  o The GALWA is $4,633.35 after the withdrawal, which is 5.10% (the rate for age 65) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $95,750. The initial $100,000 has been reduced a total of $4,250 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,150 ($10,000 - $850 = $9,150).
             o  $9,150 [Divide] $105,000 * $95,750 - $9,150 = -$806.07.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $95,750
     - $10,000 - (-$806.07) = $86,556.07.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 8, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,850 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $4,633.35. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,459.37 because the $25,000 is an excess withdrawal, Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $25,000.
       2. A proportional adjustment of $28,390.63 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $25,000.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,850.
             o  For an adjustment of $25,000 [Divide] $80,000 * $90,850 =
                $28,390.63.
  o The larger of these adjustments is $28,390.63, so the new Lifetime Benefit Basis is $62,459.37 ($90,850 - $28,390.63 = $62,459.37).
  o The GALWA is $3,185.43, which is 5.10% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $86,556.07, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 [Divide] $80,000 * $86,556.07 - $25,000 = $2,048.77.
  o The new Minimum Guaranteed Death Benefit after all adjustments is $86,556.07 - $25,000 - $2,048.77 = $59,507.30.

                               INCOME LATER OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 68.

This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $4,500 if a withdrawal is taken immediately (4.50% rate for withdrawals beginning at attained age 68 x $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $6,750, which is 4.50% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior Minimum Guaranteed Death Benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($4,500 = $100,000 * 4.50%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $4,500 GALWA.
  o The GALWA is $4,500; this does not change because the withdrawal does not exceed the $4,500 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,500, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $4,500.

EXAMPLE 3 (A ONE-TIME NON-LIFETIME WITHDRAWAL THEN BEGIN LIFETIME WITHDRAWALS AT A LATER DATE): Starting with the Base Assumptions, the Owner withdraws the $4,500 before the first Contract Anniversary. No additional withdrawals are made until the Owner begins taking lifetime withdrawals after the fifth Contract Anniversary but before the sixth.

  o Because the $4,500 withdrawal in the first year does not exceed the $4,500, GALWA it is not an excess withdrawal, and;
       o  The Lifetime Benefit Basis remains $100,000.
       o  The GALWA remains $4,500.
       o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,500, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $4,500.
  o On the fifth anniversary the Lifetime Benefit Basis is $128,000. Because there was a Non-lifetime Withdrawal in the first Contract Year, the Benefit Basis does not increase because of the Simple Interest Benefit. Additionally, because the Owner has not taken any withdrawals Because the initial withdrawal, the Simple Interest Benefit commences with the second Rider Anniversary and the Lifetime Benefit Basis is increased by 7% of the initial Lifetime Benefit Basis for each of the rider anniversaries until the first lifetime withdrawal. In this case, four anniversaries ($7,000 *
     4 = $28,000) - Assuming that no prior step ups have occurred to increase the Lifetime Benefit Basis.
  o The GALWA is $6,400 which is 5.00% (the rate for age 73) multiplied by the new Lifetime Benefit Basis of $128,000.
  o  The Owner takes a lifetime withdrawal of $6,400.
  o Because the $6,400 withdrawal does not exceed the GALWA, it is not an excess withdrawal, and;
       o  The Lifetime Benefit Basis remains $128,000.
       o  The GALWA remains $6,400.
       o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $89,100, which is the prior Minimum Guaranteed Death Benefit of $95,500 less the withdrawal of $6,400.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $121,000. It was increased by 7% of the initial Lifetime Benefit Basis ($7,000) on each of the first three Contract Anniversaries; for a total increase of $21,000 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.
  o The GALWA at this time, prior to the $50,000 withdrawal, is $6,050 (5.00% rate for age 71 times the $121,000 Lifetime Benefit Basis).

  o The Lifetime Benefit Basis is adjusted to $77,050 because the $50,000 withdrawal exceeds the $6,050 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,950.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,050 ($50,000 - $6,050 = $43,950).
       2. A proportional adjustment of $36,943.04 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,950.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $6,050 = $143,950).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $121,000.
             o  For an adjustment of $43,950 [Divide] $143,950 * $121,000 =
                $36,943.04.
  o The larger of these adjustments is $43,950, so the new Lifetime Benefit Basis is $77,050 ($121,000 - $43,950 = $77,050).
  o The GALWA is $3,852.50 after the withdrawal, which is 5.00% (the rate for age 71) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,950 ($50,000 - $6,050 = $43,950).
             o  $43,950 [Divide] $150,000 * $100,000 - $43,950 = -$14,650.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $100,000
     - $50,000 - (-$14,650) = $64,650.

EXAMPLE 5 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $121,000. It was increased by 7% of the initial basis ($7,000) on each of the first three Contract Anniversaries, for a total increase of $21,000.
  o The GALWA at this time (before the $50,000 withdrawal) is $6,050 (5.00% rate for age 71 times the $121,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $49,087.22 because the withdrawal exceeds the $6,050 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,950.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,050 ($50,000 - $6,050 = $43,950).
       2. A proportional adjustment of $71,912.78 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,950.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $6,050 = $73,950).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $121,000.
             o  For an adjustment of $43,950 [Divide] $73,950 * $121,000 =
                $71,912.78.
  o The larger of these adjustments is $71,912.78, so the new Lifetime Benefit Basis is $49,087.22 ($121,000 - $71,912.78 = $49,087.22).
  o  The GALWA is $2,454.36, which is 5.00% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,950 ($50,000 - $6,050 = $43,950).
             o  $43,950 [Divide] $80,000 * $100,000 - $43,950 = $10,987.50.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $10,987.50 = $39,012.50.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $145,000.

  o The existing Lifetime Benefit Basis is $121,000. It was increased by 7% of the initial basis ($7,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $145,000.
  o The GALWA after the step up is $7,250 (5.00% rate for age 71 times the $145,000 stepped-up Lifetime Benefit Basis).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 7 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $4,500 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $4,950 (4.50% rate for age 68 - the withdrawal percentage is locked in based on the age at the time of the first lifetime withdrawal).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit would be $86,500, the initial $100,000 reduced for each of the $4,500 withdrawals previously taken.

EXAMPLE 8 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $4,500 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $4,500 (4.50% rate for age 68 - the time of the first withdrawal).
  o  Because no step up occurs, the GALWA does not change.
  o The Minimum Guaranteed Death Benefit would be $86,500, the initial $100,000 reduced for each of the $4,500 withdrawals previously taken.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdrawals of $375.00 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The GALWA at this time, prior to the $10,000 withdrawal, is $4,500. There has been a total of $3,750 withdrawn to this point this year (10 withdrawals of $375). The remaining lifetime withdrawal for the Contract Year is $750 ($4,500 - $3,750 = $750).
  o The excess withdrawal amount is $9,250 which is the $10,000 withdrawal amount less the $750 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,750 because the $10,000 withdrawal exceeds the $750.00 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $9,250
             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $750 ($10,000 - $750 = $9,250)
       2. A proportional adjustment of $8,872.90 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,250.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $750 = $104,250).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,250 [Divide] $104,250 * $100,000 =
                $8,872.90.
  o The larger of these adjustments is $9,250, so the new Lifetime Benefit Basis is $90,750 ($100,000 - $9,250 = $90,750).
  o The GALWA is $4,083.75 after the withdrawal, which is 4.50% (the rate for age 68) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $96,250. The initial $100,000 has been reduced a total of $3,750 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,250.00 ($10,000 - $750 = $9,250).
             o  $9,250 [Divide] $105,000 * $96,250 - $9,250 = -$770.83
  o The new Minimum Guaranteed Death Benefit after all adjustments $96,250 - $10,000 - (-$770.83) = $87,020.83.

EXAMPLE 10 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 9, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,750 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $4,083.75. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,390.62 because the $25,000 is an excess withdrawal, the Lifetime Benefit Basis adjusted by the greater of
     (1) or (2) below:
       1.  The amount of the excess withdrawal: $25,000
       2. A proportional adjustment of $28,359.38 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $25,000.
             o Divided by the contract value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,750.
             o  For an adjustment of $25,000 [Divide] $80,000 * $90,750 =
                $28,359.38.
  o The larger of these adjustments is $28,359.38, so the new Lifetime Benefit Basis is $62,390.62 ($90,750 - $28,359.38 = $62,390.62).
  o The GALWA is $2,807.58, which is 4.50% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $87,020.83, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 [Divide] $80,000 * $87,020.83 - $25,000 = $2,194.01.

  o  The new Minimum Guaranteed Death Benefit after all adjustments $87,020.83
     - $25,000 - $2,194.01 = $59,826.82.

 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT)
  TO AN INCOME PROTECTOR (GUARANTEED LIFETIME WITHDRAWAL BENEFIT) - INCOME NOW
                                     OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 and the Guaranteed Minimum Accumulation Benefit Basis is $100,000 at the time of the conversion. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $6,375 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $143,750 (it was increased by $3,750 - 3% of $125,000 each year).
  o The GALWA is $8,050 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $8,050, and the GALWA will remain $8,050 unless the Owner steps up the Benefit Basis.


EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $5,100 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $115,000 (it was increased by $3,000 - 3% of $100,000 each rider year).
  o The GALWA is $6,440 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $6,440, and the GALWA will remain $6,440 unless the Owner steps up the Benefit Basis.


EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A contract owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $3,825 (5.10% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $80,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $86,250 (it was increased by $2,250 - 3% of $75,000 each year).
  o The GALWA is $4,830 (5.60% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $4,830, and the GALWA will remain $4,830 unless the Owner steps up the Benefit Basis.

 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT) TO AN INCOME PROTECTOR (GUARANTEED LIFETIME WITHDRAWAL BENEFIT) - INCOME LATER
                                     OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the contract value).
  o The GALWA is $5,625 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $168,750 (it was increased by $8,750 - 7% of $125,000 each year).
  o The GALWA is $8,437.50 (5.00% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $8,437.50, and the GALWA will remain $8,437.50 unless the Owner steps up the Benefit Basis.


EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GMAB BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $4,500 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $135,000 (it was increased by $7,000 - 7% of $100,000 each year).
  o The GALWA is $6,750 (5.00% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $6,750, and the GALWA will remain $6,750 unless the Owner steps up the Benefit Basis.

EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $3,375 (4.50% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $90,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $101,250 (it was increased by $5,250 - 7% of $75,000 each year).
  o The GALWA is $5,062.50 (5.00 % - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $5,062.50, and the GALWA will remain $5,062.50 unless the Owner steps up the Benefit Basis.

                                   APPENDIX F
 GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED AFTER APRIL 30,
                        2009 BUT BEFORE OCTOBER 19, 2009
--------------------------------------------------------------------------------

Guaranteed Lifetime Withdrawal Benefit riders issued after April 30, 2009 but before October 19, 2009 have the same features described in this Prospectus for the Guaranteed Lifetime Withdrawal Benefit riders, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well riders that may be issued on or after October 19, 2009 in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to October 19, 2009.

Amount of your GALWA. The annual lifetime benefit percentages for Annuitants under the Income Now rider is as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                   Attained Age of Annuitant
------------------------------------------------------------------------------------------------------------------------------
Age             55    56    57    58    59    60    61    62    63    64    65    66    67    68    69    70    71    72    73
------------------------------------------------------------------------------------------------------------------------------
Percentage     4.2   4.4   4.6   4.8   5.1   5.2   5.3   5.4   5.5   5.6   5.7   5.8   5.9   6.0   6.1   6.2   6.3   6.4   6.5
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Age             74    75    76    77    78    79    80    81    82    83    84    85
------------------------------------------------------------------------------------------------------------------------------
Percentage     6.6   6.7   6.8   6.9   7.0   7.1   7.2   7.3   7.4   7.5   7.6   7.7
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                    Joint Annuitants - Attained Age of Younger Annuitant(1)
------------------------------------------------------------------------------------------------------------------------------
Age             55    56    57    58    59    60    61    62    63    64    65    66    67    68    69    70    71    72    73
------------------------------------------------------------------------------------------------------------------------------
Percentage     3.2   3.4   3.6   3.8   4.1   4.2   4.3   4.4   4.5   4.6   4.7   4.8   4.9   5.0   5.1   5.2   5.3   5.4   5.5
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Age             74    75    76    77    78    79    80    81    82    83    84    85
------------------------------------------------------------------------------------------------------------------------------
Percentage     5.6   5.7   5.8   5.9   6.0   6.1   6.2   6.3   6.4   6.5   6.6   6.7
------------------------------------------------------------------------------------------------------------------------------

(1)If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

The annual lifetime benefit percentages for Annuitants under the Income Later rider is as follows:

           -----------------------------------------------------------
                            Attained Age of Annuitant
           -----------------------------------------------------------
           Age              55-58    59-64     65-69     70-79     80+
           -----------------------------------------------------------
           Percentage         4       4.5        5        5.5       6
           -----------------------------------------------------------

           -----------------------------------------------------------
             Joint Annuitants - Attained Age of Younger Annuitant(1)
           -----------------------------------------------------------
           Age              55-58     59-64    65-69     70-79     80+
           -----------------------------------------------------------
           Percentage         3        3.5       4        4.5       5
           -----------------------------------------------------------

(1)If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

Simple Interest Benefit. Under the Income Later rider, the Simple Interest Benefit increase will equal simple interest of 8% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increase).


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Covered Person. References are to the Annuitant and not the Covered Person.

Excess Withdrawals under Income Later. If your Non-Lifetime Withdrawal is also an excess withdrawal, your Simple Interest Benefit Basis will be reset to equal the lesser of (a) the Simple Interest Benefit Basis as of the date of the withdrawal, minus the excess withdrawal amount, or (b) the reset Lifetime Benefit Basis. The annual credit to the Simple Interest Benefit Basis, when it resumes, will be equal to the reset Simple Interest Benefit Basis multiplied by the Simple Interest Benefit Increase rate.

Continuation Benefit. There is no continuation benefit.

Reset Lifetime Benefit Basis. If an excess withdrawal occurs, the Lifetime Benefit Basis will be reset to equal the previous Lifetime Benefit Basis reduced by the greater of:

  a)  the excess withdrawal amount; or
  b) a proportional adjustment amount that is equal to (1) divided by (2), with the result multiplied by (3), where:
      (4) = the excess withdrawal amount.
      (5) = the contract value prior to the withdrawal minus the remaining GALWA, if any, at the time of withdrawal. The remaining GALWA is the amount available for withdrawal without exceeding the GALWA.

        (6) = the Lifetime Benefit Basis prior to the withdrawal.

Reset Simple Interest Benefit Basis If an excess withdrawal occurs, the SIBB will be reset to equal to the lesser of:

  c) the SIBB as of the date of withdrawal, minus the excess withdrawal amount; or
  d)  the reset LBB.

Rider Charge. The maximum annual charge is 1.75% and the current annual charge is 0.85% of average daily Benefit Basis for the prior Contract Year.

                                *       *       *

EXAMPLES

                                INCOME NOW OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 65. This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $5,700 if a withdrawal is taken immediately (5.70% rate for withdrawals beginning at attained age 65 * $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $8,550, which is 5.70% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,700 = $100,000 * 5.70%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $5,700 GALWA.
  o The GALWA is $5,700; this does not change because the withdrawal does not exceed the $5,700 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the death benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $94,300, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $5,700.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial Lifetime Benefit Basis ($3,000) on each of the first three
     Contract Anniversaries; for a total increase of $9,000 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.
  o The GALWA at this time, prior to the $50,000 withdrawal, is $6,540 (6.00% rate for age 68 times the $109,000 Lifetime Benefit Basis).
  o The new Lifetime Benefit Basis is $65,540, because the $50,000 withdrawal exceeds the $6,540 GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,460
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,540 ($50,000 - $6,540 = $43,460).
       2. A proportional adjustment of $33,020.63 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,460,
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $6,540 = $143,460) and
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.

             o  For an adjustment of $43,460 [Divide] $143,460 * $109,000 =
                $33,020.63.
  o The larger of these adjustments is $43,460, so the new Lifetime Benefit Basis is $65,540 ($109,000 - $43,560 = $65,540).
  o The GALWA is $3,932.40 after the withdrawal, which is 6.00% (the rate for age 68) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,460 ($50,000 - $6,540 = $43,460).
             o  $43,460 [Divide] $150,000 * $100,000 - $43,460 = -$14,486.67.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $100,000
     - $50,000 - (-$14,468.67) = $64,486.67.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries, for a total increase of $9,000.
  o The GALWA at this time (before the $50,000 withdrawal) is $6,540 (6.00% rate for age 68 times the $109,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $44,514.02 because the withdrawal exceeds the $6,540 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,460.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,540 ($50,000 - $6,540 = $43,460).
       2. A proportional adjustment of $33,020.63 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,460.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $6,540 = $73,460).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $109,000.
             o  For an adjustment of $43,460 [Divide] $73,460 * $109,000 =
                $64,485.98.
  o The larger of these adjustments is $64,485.98, so the new Lifetime Benefit Basis is $44,514.02 ($109,000 - $64,485.98 = $44,514.02).
  o  The GALWA is $2,670.84, which is 6.00% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,460 ($50,000 - $6,540 = $43,460).
             o  $43,460 [Divide] $80,000 * $100,000 - $43,460 = $10,865.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $10,865 = $39,135.

EXAMPLE 5 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $125,000.

  o The existing Lifetime Benefit Basis is $109,000. It was increased by 3% of the initial basis ($3,000) on each of the first three Contract Anniversaries
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The GALWA after the step up is $7,500 (6.00% rate for age 68 times the $125,000 stepped-up Lifetime Benefit Basis).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $5,700 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $6,600 (6.00% rate for age 68 - Because a step up occurs, the withdrawal percentage is reestablished based on the current age at the time of the step up.).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

  o The Minimum Guaranteed Death Benefit would be $82,900, the initial $100,000 reduced for each of the $5,700 withdrawals previously taken.

EXAMPLE 7 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $5,700 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $5,700 (5.70% rate for age 65 - the time of the first withdrawal.
  o  Because no step up occurs, the withdrawal percentage does not change.
  o The Minimum Guaranteed Death Benefit would be $82,900, the initial $100,000 reduced for each of the $5,700 withdrawals previously taken.

EXAMPLE 8 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $475 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The GALWA at this time, prior to the $10,000 withdrawal, is $5,700. There has been a total of $4,750 withdrawn to this point this year (10 withdrawals of $475). The remaining lifetime withdrawal for the Contract Year is $950 ($5,700 - $4,750 = $950).
  o The excess withdrawal amount is $9,050 which is the $10,000 withdrawal amount less the $950 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,950 because the $10,000 withdrawal exceeds the $950 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $9,050.
             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $950 ($10,000 - $950 = $9,050).
       2. A proportional adjustment of $8,697.74 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,050.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $950 = $104,050).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,050 [Divide] $104,050 * $100,000 =
                $8,697.74.
  o The larger of these adjustments is $9,050, so the new Lifetime Benefit Basis is $90,950 ($100,000 - $9,050 = $90,950).
  o The GALWA is $5,184.15 after the withdrawal, which is 5.70% (the rate for age 65) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $95,250. The initial $100,000 has been reduced a total of $4,750 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,050 ($10,000 - $950 = $9,050).
             o  $9,050 [Divide] $105,000 * $95,250 - $9,050 = -$840.36.
  o The new Minimum Guaranteed Death Benefit after all adjustments is $95,250 - $10,000 - (-$840.36) = $86,090.36.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 8, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,950 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $5,184.15. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,528.12 because the $25,000 is an excess withdrawal, Lifetime Benefit Basis adjusted by the greater of (1) or
     (2) below:

       1.  The amount of the excess withdrawal: $25,000.
       2. A proportional adjustment of $28,421.88 for the amount of the excess withdrawal calculated as follows:

             o  The excess withdrawal amount of $25,000.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,950.
             o  For an adjustment of $25,000 [Divide] $80,000 * $90,950 =
                $28,421.88.
  o The larger of these adjustments is $28,421.88, so the new Lifetime Benefit Basis is $62,528.12 ($90,950 - $28,421.88 = $62,528.12).
  o The GALWA is $3,564.10, which is 5.70% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $86,090.36, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 [Divide] $80,000 x $86,090.36 - $25,000 = $1,903.24.
  o The new Minimum Guaranteed Death Benefit after all adjustments is $86,090.36 - $25,000 - $1,903.24 = $59,187.12.

                               INCOME LATER OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 68.

This means:

  o  The Lifetime Benefit Basis is $100,000.
  o The GALWA is $5,000 if a withdrawal is taken immediately (5.00% rate for withdrawals beginning at attained age 68 * $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment.
  o  The GALWA is $7,500, which is 5.00% of the new Lifetime Benefit Basis.
  o The Minimum Guaranteed Death Benefit is $150,000, which is the prior Minimum Guaranteed Death Benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 * 5.00%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000; this does not change because the withdrawal does not exceed the $5,000 GALWA.
  o The GALWA is $5,000; this does not change because the withdrawal does not exceed the $5,000 GALWA.
  o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,000, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $5,000.

EXAMPLE 3 (A ONE-TIME NON-LIFETIME WITHDRAWAL THEN BEGIN LIFETIME WITHDRAWALS AT A LATER DATE): Starting with the Base Assumptions, the Owner withdraws the $5,000 before the first Contract Anniversary. No additional withdrawals are made until the Owner begins taking lifetime withdrawals after the fifth Contract Anniversary but before the sixth.

  o Because the $5,000 withdrawal in the first year does not exceed the $5,000, GALWA it is not an excess withdrawal, and;
       o  The Lifetime Benefit Basis remains $100,000.
       o  The GALWA remains $5,000.
       o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $95,000, which is the prior Minimum Guaranteed Death Benefit of $100,000 less the withdrawal of $5,000.
  o On the fifth anniversary the Lifetime Benefit Basis is $132,000. Because there was a Non-lifetime Withdrawal in the first Contract Year, the Benefit Basis does not increase because of the Simple Interest Benefit. Additionally, because the Owner has not taken any withdrawals Because the initial withdrawal, the Simple Interest Benefit commences with the second Rider Anniversary and the Lifetime Benefit Basis is increased by 8% of the initial Lifetime Benefit Basis for each of the rider anniversaries until the first lifetime withdrawal. In this case, four anniversaries ($8,000 * 4 = $32,000) - Assuming that no prior step ups have occurred to increase the Lifetime Benefit Basis.
  o The GALWA is $7,260 which is 5.50% (the rate for age 73) multiplied by the new Lifetime Benefit Basis of $132,000.
  o  The Owner takes a lifetime withdrawal of $7,260.
  o Because the $7,260 withdrawal does not exceed the GALWA, it is not an excess withdrawal, and;
       o  The Lifetime Benefit Basis remains $132,000.
       o  The GALWA remains $7,260.
       o Because the withdrawal is less than or equal to the GALWA, the adjustment to the Minimum Guaranteed Death Benefit is equal to the withdrawal amount, so the new Minimum Guaranteed Death Benefit is $87,740, which is the prior Minimum Guaranteed Death Benefit of $95,000 less the withdrawal of $7,260.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $124,000. It was increased by 8% of the initial Lifetime Benefit Basis ($8,000) on each of the first three
     Contract Anniversaries; for a total increase of $24,000 - assumes that the Lifetime Benefit Basis has not been stepped-up to a higher amount.
  o The GALWA at this time, prior to the $50,000 withdrawal, is $6,820 (5.50% rate for age 71 times the $124,000 Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $80,820 because the $50,000 withdrawal exceeds the $6,820 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,180.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,820 ($50,000 - $6,820 = $43,180).
       2. A proportional adjustment of $37,395.73 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,180.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($150,000 - $6,820 = $143,180).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $124,000.
             o  For an adjustment of $43,180 [Divide] $143,180 * $124,000 =
                $37,395.73.
  o The larger of these adjustments is $43,180, so the new Lifetime Benefit Basis is $80,820 ($124,000 - $43,180 = $80,820).
  o The GALWA is $4,445.10 after the withdrawal, which is 5.50% (the rate for age 71) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,180 ($50,000 - $6,820 = $43,180).
             o  $43,180 [Divide] $150,000 * $100,000 - $43,180 = -$14,393.33.
  o  The new Minimum Guaranteed Death Benefit after all adjustments is $100,000
     - $50,000 - (-$14,393.33) = $64,393.33.

EXAMPLE 5 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Guaranteed Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $124,000. It was increased by 8% of the initial basis ($8,000) on each of the first three Contract Anniversaries, for a total increase of $24,000.
  o The GALWA at this time (before the $50,000 withdrawal) is $6,820 (5.50% rate for age 71 times the $124,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $50,833.56 because the withdrawal exceeds the $6,820 GALWA. The Lifetime Benefit Basis is adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $43,180.
             o The excess withdrawal is the total withdrawal amount of $50,000 less the GALWA of $6,820 ($50,000 - $6,820 = $43,180).
       2. A proportional adjustment of $37,395.73 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $43,180.
             o Divided by the Contract Value prior to the withdrawal reduced by the GALWA ($80,000 - $6,820 = $73,180).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $124,000.
             o  For an adjustment of $43,180 [Divide] $73,180 * $124,000 =
                $73,166.44.

  o The larger of these adjustments is $73,166.44, so the new Lifetime Benefit Basis is $50,833.56 ($124,000 - $73,166.44 = $50,833.56).
  o  The GALWA is $2,795.85, which is 5.50% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,180 ($50,000 - $6,820 = $43,180).
             o  $43,180 [Divide] $80,000 * $100,000 - $43,180 = $10,795.
  o New Minimum Guaranteed Death Benefit after all adjustments $100,000 - $50,000 - $10,795 = $39,205.

EXAMPLE 6 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Contract Value on the third Contract Anniversary is $145,000.

  o The existing Lifetime Benefit Basis is $124,000. It was increased by 8% of the initial basis ($8,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $145,000.
  o The GALWA after the step up is $7,975 (5.50% rate for age 71 times the $145,000 stepped-up Lifetime Benefit Basis).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit remains $100,000 - it is not impacted by a step up.

EXAMPLE 7 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving the $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The GALWA after the step up is $5,500 (5.00% rate for age 68 - the withdrawal percentage is locked in based on the age at the time of the first lifetime withdrawal).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Guaranteed Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

EXAMPLE 8 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving the $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Contract Value on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the Simple Interest Benefit.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The GALWA remains at $5,000 (5.00% rate for age 68 - the time of the first withdrawal).
  o  Because no step up occurs, the GALWA does not change.
  o The Minimum Guaranteed Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

EXAMPLE 9 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED - FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $416.67 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The GALWA at this time, prior to the $10,000 withdrawal, is $5,000. There has been a total of $4,166.70 withdrawn to this point this year (10 withdrawals of $416.67). The remaining lifetime withdrawal for the Contract Year is $833.30 ($5,000 - $4,166.70 = $833.30).
  o The excess withdrawal amount is $9,166.70 which is the $10,000 withdrawal amount less the $833.30 of lifetime withdrawal remaining for the year.
  o The new Lifetime Benefit Basis is $90,833.70 because the $10,000 withdrawal exceeds the $833.30 remaining GALWA. The Lifetime Benefit Basis adjusted by the greater of (1) or (2) below:
       1.  The amount of the excess withdrawal: $9,166.70

             o The excess withdrawal is the total withdrawal amount of $10,000 less the remaining GALWA of $833.30 ($10,000 - $833.30 =
                $9,166.70)
       2. A proportional adjustment of $8,800.03 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $9,166.70.
             o Divided by the Contract Value prior to the withdrawal reduced by the remaining GALWA ($105,000 - $833.30 = $104,166.70).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $100,000.
             o  For an adjustment of $9,166.70 [Divide] $104,166.70 * $100,000 =
                $8,800.03.
  o The larger of these adjustments is $9,166.70, so the new Lifetime Benefit Basis is $90,833.30 ($100,000 - $9,166.70 = $90,833.30).
  o The GALWA is $4,541.67 after the withdrawal, which is 5.00% (the rate for age 68) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $95,833.30. The initial $100,000 has been reduced a total of $4,166.70 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the Minimum Guaranteed Death Benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,166.70 ($10,000 - $833.30 = $9,166.70).
             o  $9,166.70 [Divide] $105,000 * $95,833.30 - $9,166.70 = -$820.27
  o The new Minimum Guaranteed Death Benefit after all adjustments $95,833.30 - $10,000 - (-$820.27) = $86,633.57.

EXAMPLE 10 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 9, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $90,833.30 as adjusted for the previous excess withdrawal.
  o The GALWA at this time, prior to this withdrawal, is $4,541.67. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because the remaining lifetime withdrawal for this rider year is zero, the entire withdrawal is an excess withdrawal.
  o The new Lifetime Benefit Basis is $62,447.89 because the $25,000 is an excess withdrawal, the Lifetime Benefit Basis adjusted by the greater of
     (1) or (2) below:
       1.  The amount of the excess withdrawal: $25,000
       2. A proportional adjustment of $28,385.41 for the amount of the excess withdrawal calculated as follows:
             o  The excess withdrawal amount of $25,000.
             o Divided by the contract value prior to the withdrawal reduced by the remaining GALWA ($80,000 - $0 = $80,000).
             o Multiplied by the Lifetime Benefit Basis prior to the withdrawal of $90,833.30.
             o  For an adjustment of $25,000 [Divide] $80,000 x $90,833.30 =
                $28,385.41.
  o The larger of these adjustments is $28,385.41, so the new Lifetime Benefit Basis is $62,447.89 ($90,833.30 - $28,385.41 = $62,447.89).
  o The GALWA is $3,122.39, which is 5.00% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The Minimum Guaranteed Death Benefit before the withdrawal is $86,633.57, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows:
       1. The Minimum Guaranteed Death Benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 [Divide] $80,000 x $86,633.57 - $25,000 = $2,072.99.
  o The new Minimum Guaranteed Death Benefit after all adjustments $86,633.57 - $25,000 - $2,072.99 = $59,560.58.

 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT)
  TO AN INCOME PROTECTOR (GUARANTEED LIFETIME WITHDRAWAL BENEFIT) - INCOME NOW
                                     OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 and the Guaranteed Minimum Accumulation Benefit Basis is $100,000 at the time of the conversion. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).

  o The GALWA is $7,125 (5.70% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $143,750 (it was increased by $3,750 - 3% of $125,000 each year).
  o The GALWA is $8,912.50 (6.20% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $8,912.50, and the GALWA will remain $8,912.50 unless the Owner steps up the Benefit Basis.


EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $5,700 (5.70% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $115,000 (it was increased by $3,000 - 3% of $100,000 each rider year).
  o The GALWA is $7,130 (6.20% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $7,130, and the GALWA will remain $7,130 unless the Owner steps up the Benefit Basis.


EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A contract owner purchases a contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Now Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $4,275 (5.70% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $80,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $86,250 (it was increased by $2,250 - 3% of $75,000 each year).
  o The GALWA is $5,347.50 (6.20% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $5,347.50, and the GALWA will remain $5,347.50 unless the Owner steps up the Benefit Basis.

 CONVERSION FROM A PRINCIPAL PROTECTOR (GUARANTEED MINIMUM ACCUMULATION BENEFIT) TO AN INCOME PROTECTOR (GUARANTEED LIFETIME WITHDRAWAL BENEFIT) - INCOME LATER
                                     OPTION


EXAMPLE 1 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS GREATER THEN THE GUARANTEED MINIMUM ACCUMULATION BENEFIT BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $125,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $125,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the contract value).
  o The GALWA is $6,250 (5.00% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $175,000 (it was increased by $10,000 - 8% of $125,000 each year).

  o The GALWA is $9,625 (5.50% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $9,625, and the GALWA will remain $9,625 unless the Owner steps up the Benefit Basis.


EXAMPLE 2 (CONVERSION WHEN NO PRIOR WITHDRAWALS HAVE OCCURRED - CONTRACT VALUE IS LESS THEN THE GMAB BASIS AT TIME OF CONVERSION): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age 60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000, no withdrawals have occurred and no additional purchase payments have been made. The Contract Value is $85,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $100,000. Upon conversion:


  o The Lifetime Benefit Basis is $100,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $5,000 (5.00% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $130,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $140,000 (it was increased by $8,000 - 8% of $100,000 each year).
  o The GALWA is $7,700 (5.50% - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $7,700, and the GALWA will remain $7,700 unless the Owner steps up the Benefit Basis.


EXAMPLE 3 (CONVERSION WHEN WITHDRAWALS HAVE OCCURRED): A Contract Owner purchases a Contract with a Guaranteed Minimum Accumulation Benefit rider at age
60. At age 65, the Owner decides to convert to an Income Later Guaranteed Lifetime Withdrawal Benefit rider. The initial premium on the Contract is $100,000 and no additional purchase payments have been made. The Contract Owner previously withdrew $50,000. The Contract Value is $75,000 at the time of the conversion and the Guaranteed Minimum Accumulation Benefit Basis is $50,000 - as adjusted for the prior withdrawal. Upon conversion:


  o The Lifetime Benefit Basis is $75,000 (the greater of the Guaranteed Minimum Accumulation Benefit Basis and the Contract Value).
  o The GALWA is $3,750 (5.00% - the withdrawal percentage for age 65 multiplied by the Lifetime Benefit Basis). This amount is available immediately.

If the Owner waits at least five years (but less than six) after conversion before taking the first withdrawal, the Contract Value is $90,000 at the time of the first withdrawal, and no step ups have occurred:

  o The Lifetime Benefit Basis is $105,000 (it was increased by $6,000 - 8% of $75,000 each year).
  o The GALWA is $5,775 (5.50 % - the withdrawal percentage for age 70 multiplied by the Lifetime Benefit Basis).
  o The Owner withdraws $5,775, and the GALWA will remain $5,775 unless the Owner steps up the Benefit Basis.

                                   APPENDIX G
      GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED AFTER
                    NOVEMBER 23, 2008 BUT BEFORE MAY 1, 2009
================================================================================

Guaranteed Lifetime Withdrawal Benefit riders issued after November 23, 2008 but before May 1, 2009 have the same features described in this Prospectus for the Guaranteed Lifetime Withdrawal Benefit riders, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well riders that may be issued on or after May 1, 2009 in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to May 1, 2009.

Amount of your GALWA. The annual lifetime benefit percentages for Annuitants under the Income Now rider is as follows:

            ------------------------------------------
                                    Joint Annuitants
                                    -- Attained Age
              Attained Age of         of Younger
                 Annuitant           Annuitant(1)
            ------------------------------------------
              Age      Percentage     Age   Percentage
            ------------------------------------------
             55-58       4.75%       55-58     3.75%
            ------------------------------------------
             59-64       5.25%       59-64     4.25%
            ------------------------------------------
             65-69       5.75%       65-69     4.75%
            ------------------------------------------
             70-74       6.25%       70-74     5.25%
            ------------------------------------------
             75-79       6.75%       75-79     5.75%
            ------------------------------------------
              80+        7.25%        80+      6.25%
            ------------------------------------------

(1)If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

The annual lifetime benefit percentages for Annuitants under the Income Later rider is as follows:

          ------------------------------------------------
                       Attained Age of Annuitant
          ------------------------------------------------
          Age               55-58    59-69    70-79    80+
          ------------------------------------------------
          Percentage         4.5       5       5.5      6
          ------------------------------------------------

      --------------------------------------------------------
       Joint Annuitants - Attained Age of Younger Annuitant(1)
      --------------------------------------------------------
      Age             55-58        59-69       70-79       80+
      --------------------------------------------------------
      Percentage       3.5           4          4.5         5
      --------------------------------------------------------

(1)If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

Extra Credit Plan. The Purchase Payment Credit enhancement of 6% is not available.

Withdrawals in General. The Non-Lifetime Withdrawal is not available.

Excess Withdrawals. Each time there is an excess withdrawal, the Lifetime Benefit Basis will be reset to equal the lesser of:

  (1) the Contract Value immediately following the withdrawal; or

  (2) the previous Lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if the withdrawal is the first Excess Withdrawal to be made during the rider year, otherwise (ii) the amount of the withdrawal.

Simple Interest Benefit. Under the Income Now rider, the Simple Interest Benefit increase will equal simple interest of 5% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increases).

Under the Income Later rider, the Simple Interest Benefit increase will equal simple interest of 10% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increase).


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Covered Person. References are to the Annuitant and not the Covered Person.

Continuation Benefit. There is no continuation benefit.

Termination. The rider does not terminate upon change of ownership of the Contract.

Rider Charge. The maximum annual charge is 1.75% and the current annual charge is 0.70% of average daily Benefit Basis for the prior Contract Year.

                                   *    *    *

EXAMPLES

                                INCOME NOW OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 64.

This means:

  o  The Lifetime Benefit Basis is $100,000; and
  o The guaranteed annual lifetime withdrawal amount is $5,250 (GALWA) if a withdrawal is taken immediately (5.25% rate for withdrawals beginning at attained age 64 x $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment; and
  o The guaranteed annual lifetime withdrawal amount is $7,875, which is 5.25% of the new Lifetime Benefit Basis.
  o The Minimum Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,250 = $100,000 x 5.25%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,250 GALWA; and
  o The GALWA is $5,250; this does not change because the withdrawal does not exceed the $5,250 GALWA.
  o Because the withdrawal is less than or equal to the GALWA the adjustment to the death benefit is equal to the withdrawal amount, so the new guaranteed death benefit is $94,750, which is the prior minimum death benefit of $100,000 less the withdrawal of $5,250.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $115,000. It was increased by 5% of the initial Lifetime Benefit Basis ($5,000) on each of the first three
     Contract Anniversaries; for a total increase of $15,000 -- assumes that the lifetime basis has not been stepped-up to a higher amount.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $6,612.50 (5.75% rate for age 67 times the $115,000
     Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $65,000 because the $50,000 withdrawal exceeds the $6,612.50 GALWA. The adjusted amount is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 - $50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o The GALWA is $3,737.50 after the withdrawal, which is 5.75% (the rate for age 67) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,387.50 ($50,000 - $6,612.50 = $43,387.50).
             o  $43,387.50/$150,000 * $100,000 - $43,765 = -$14,462.50
  o New death benefit after all adjustments $100,000 - $50,000 - (-$14,462.50) = $64,462.50

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $115,000. It was increased by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.
  o The guaranteed lifetime withdrawal at this time (before the $50,000 withdrawal) is $6,612.50 (5.75% rate for age 67 times the $115,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $30,000 because the withdrawal exceeds the $6,612.50 GALWA. The adjusted value is the lesser of (1) or
     (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 - $50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000

  o  The GALWA is $1,725, which is 5.75% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,387.50 ($50,000 - $6,612.50 = $43,387.50).
             o  $43,387.50 / $80,000 * $100,000 - $43,387.50 = $10,846.88
  o New death benefit after all adjustments $100,000 - $50,000 - $10,846.88 = $39,153.13

EXAMPLE 5 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED -- FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $437.50 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o  The Lifetime Benefit Basis is before the additional withdrawal is
     $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $10,000 withdrawal, is $5,250. There has been a total of $4,375 withdrawn to this point this year (10 withdrawals of $437.50). The remaining lifetime withdrawal for the Contract Year is $875 ($5,250 - $4,375 = $875).
  o Because the prior withdrawals were not excess withdrawals, the excess withdrawal adjustment will use the total withdrawals for the rider year or $14,375, the $4,375 of prior withdrawals plus the $10,000 withdrawal.
  o The Lifetime Benefit Basis is adjusted to $85,625 because the $10,000 withdrawal exceeds the $875 GALWA remaining for the year. The adjusted amount is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis decreased by total withdrawals for the year: $100,000 - $14,375 = $85,625; or
       2.  The Contract Value after the withdrawal: $105,000 - $10,000 =
           $95,000.
  o The GALWA is $4,495.31 after the withdrawal, which is 5.25% (the rate for age 64) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The death benefit before the withdrawal is $95,625. The initial $100,000 has been reduced a total of $4,375 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,125 ($10,000 - $875 = $9,125).
             o  $9,125/ $105,000 * $95,625 - $9,125 = $-814.73
  o New death benefit after all adjustments $95,625 - $10,000 - ($-814.73) = $86,439.73

EXAMPLE 6 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 6, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $85,625 as adjusted for the previous excess withdrawal.
  o The guaranteed annual lifetime withdrawal at this time, prior to this withdrawal, is $4,495.31. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because there was a prior excess withdrawal this year, the excess withdrawal adjustment will use amount of this withdrawal.
  o The Lifetime Benefit Basis is adjusted to $55,000 because the withdrawal is an excess withdrawal. The adjusted value is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $85,625 - $25,000 = $60,625; or
       2.  The Contract Value after the withdrawal: $80,000 - $25,000 = $55,000
  o The GALWA is $2,887.50, which is 5.25% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The death benefit before the withdrawal is $86,439.73, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 / $80,000 * $86,439.73 - $25,000 = $2,012.42

  o New death benefit after all adjustments $86,439.73 - $25,000 - $2,012.42 = $59,427.31

EXAMPLE 7 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Value of the Contract on the third Contract Anniversary is $125,000.

  o The existing Lifetime Benefit Basis is $115,000. It was increased by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The guaranteed annual lifetime withdrawal after the step up is $7,187.50 (5.75% rate for age 67 times the $125,000 stepped-up Lifetime Benefit Basis).
        NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Death Benefit remains $100,000 -- it is not impacted by a step up.

EXAMPLE 8 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,250 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Value of the Contract on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the simple interest increase.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The guaranteed annual lifetime withdrawal after the step up is $6,325 (5.75% rate for age 67 -- Because a step up occurs, the withdrawal percentage is reestablished based on the current age at the time of the step up.).

       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

  o The Minimum Death Benefit would be $84,250, the initial $100,000 reduced for each of the $5,250 withdrawals previously taken.

EXAMPLE 9 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving their $5,250 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Value of the Contract on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the simple interest increase.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The guaranteed annual lifetime withdrawal remains at $5,250 (5.25% rate for age 64 -- the time of the first withdrawal.
  o  Because no step up occurs, the withdrawal percentage does not change.
  o The Minimum Death Benefit would be $84,250, the initial $100,000 reduced for each of the $5,250 withdrawals previously taken.

                               INCOME LATER OPTION

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 68.

This means:

  o  The Lifetime Benefit Basis is $100,000; and
  o The guaranteed annual lifetime withdrawal amount is $5,000 (GALWA) if a withdrawal is taken immediately (5.00% rate for withdrawals beginning at attained age 68 x $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.
  o The death benefit adjustment calculations described here do not apply to death benefits that are not provided by the Guaranteed Lifetime Withdrawal Benefit rider chosen.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment; and
  o The guaranteed annual lifetime withdrawal amount is $7,500, which is 5.00% of the new Lifetime Benefit Basis.
  o The Minimum Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 x 5.00%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,000 GALWA; and
  o The GALWA is $5,000; this does not change because the withdrawal does not exceed the $5,000 GALWA.
  o Because the withdrawal is less than or equal to the GALWA the adjustment to the death benefit is equal to the withdrawal amount, so the new guaranteed death benefit is $95,000, which is the prior minimum death benefit of $100,000 less the withdrawal of $5,000.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal, no prior withdrawals have occurred and no prior step ups have occurred. The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $130,000. It was increased by 10% of the initial Lifetime Benefit Basis ($10,000) on each of the first three Contract Anniversaries; for a total increase of $30,000 -- assumes that the lifetime basis has not been stepped-up to a higher amount.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $7,150 (5.50% rate for age 71 times the $130,000 Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $80,000 because the $50,000 withdrawal exceeds the $7,150 GALWA. The adjusted amount is the lesser of
     (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $130,000 - $50,000 = $80,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o  The GALWA is $4,400 after the withdrawal, which is 5.50% (the rate for age
     71) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $42,850 ($50,000 - $7,150 = $42,850).
             o  $42,850 / $150,000 * $100,000 - $42,850 = $-13,500
  o New death benefit after all adjustments $100,000 - $50,000 - ($-13,500) = $63,500

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or step ups have occurred). The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $130,000. It was increased by 10% of the initial basis ($10,000) on each of the first three Contract Anniversaries, for a total increase of $30,000.
  o The guaranteed lifetime withdrawal at this time (before the $50,000 withdrawal) is $7,150 (5.50% rate for age 71 times the $130,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $30,000 because the withdrawal exceeds the $7,150 GALWA. The adjusted value is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $130,000 - $50,000 = $80,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000
  o  The GALWA is $1,650, which is 5.50% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $42,850 ($50,000 - $7,150 = $42,850).
             o  $42,850 / $80,000 * $100,000 - $42,850 = $10,875
  o  New death benefit after all adjustments $100,000 - $50,000 - $10,875 =
     $39,125

EXAMPLE 5 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED -- FIRST EXCESS WITHDRAWAL OF THE RIDER YEAR): Starting with the Base Assumptions, the Owner begins making monthly withdraws of $416.67 immediately. After 10 withdrawals have taken place, the Owner makes an additional $10,000 withdrawal. Assume the Contract Value is $105,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is before the additional withdrawal is $100,000. Because the prior withdrawals were not excess withdrawals, the Lifetime Benefit Basis has not changed.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $10,000 withdrawal, is $5,000. There has been a total of $4,166.70 withdrawn to this point this year (10 withdrawals of $416.67). The remaining lifetime withdrawal for the Contract Year is $833.30 ($5,000 - $4,166.70 = $833.30).
  o Because the prior withdrawals were not excess withdrawals, the excess withdrawal adjustment will use the total withdrawals for the rider year or $14,166.70, the $4,166.70 of prior withdrawals plus the $10,000 withdrawal.

  o The Lifetime Benefit Basis is adjusted to $85,833.30 because the $10,000 withdrawal exceeds the $875 GALWA remaining for the year. The adjusted amount is the lesser of (1) or (2) below:
     1. The prior Lifetime Benefit Basis decreased by total withdrawals for the year: $100,000 - $14,166.70 = $85,833.30; or
     2.  The Contract Value after the withdrawal: $105,000 - $10,000 = $95,000.
  o The GALWA is $4,291.66 after the withdrawal, which is 5.00% (the rate for age 68) of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o  The death benefit before the withdrawal is $95,833.30. The initial
     $100,000 has been reduced a total of $4,166.70 for the 10 prior withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $10,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $9,166.70 ($10,000 - $833.30 = $9,166.70).
             o  $9,166.70/ $105,000 * $95,833.30 - $9,166.70 = $-820.27
  o  New death benefit after all adjustments $95,833.30 - $10,000 - ($-820.27)
     = $86,633.57

EXAMPLE 6 (EXCESS WITHDRAWAL AFTER LIFETIME WITHDRAWALS HAVE STARTED WHEN THERE WAS A PRIOR EXCESS WITHDRAWAL DURING THE RIDER YEAR): Starting with Example 6, the Owner chooses to take an additional $25,000 withdrawal before the next Rider Anniversary. Assume the Contract Value is $80,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis before the withdrawal is $85,833.30 as adjusted for the previous excess withdrawal.
  o The guaranteed annual lifetime withdrawal at this time, prior to this withdrawal, is $4,291.66. However, because there has already been an excess withdrawal, the remaining lifetime withdrawal for this rider year is zero.
  o Because there was a prior excess withdrawal this year, the excess withdrawal adjustment will use amount of this withdrawal.
  o The Lifetime Benefit Basis is adjusted to $55,000 because the withdrawal is an excess withdrawal. The adjusted value is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $85,833.30 - $25,000 = $60,833.30; or
       2.  The Contract Value after the withdrawal: $80,000 - $25,000 = $55,000
  o The GALWA is $2,750, which is 5.00% of the new Lifetime Benefit Basis. This amount will be available after the next Rider Anniversary.
  o The death benefit before the withdrawal is $86,633.57, as adjusted for the previous withdrawals.
  o Because the withdrawal is an excess withdrawal, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $25,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $25,000.
             o  $25,000 / $80,000 * $86,633.57 - $25,000 = $2,072.99
  o New death benefit after all adjustments $86,633.57 - $25,000 - $2,072.99 = $59,560.58

EXAMPLE 7 (STEP UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior step ups have occurred, and the Value of the Contract on the third Contract Anniversary is $145,000.

  o The existing Lifetime Benefit Basis is $130,000. It was increased by 10% of the initial basis ($10,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $145,000.
  o The guaranteed annual lifetime withdrawal after the step up is $7,975 (5.50% rate for age 71 times the $145,000 stepped-up Lifetime Benefit Basis).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Death Benefit remains $100,000 -- it is not impacted by a step up.

EXAMPLE 8 (STEP UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Value of the Contract on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis before step up is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the simple interest increase.
  o The Owner chooses to step up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The guaranteed annual lifetime withdrawal after the step up is $5,000 (5.00% rate for age 68 -- The withdrawal percentage is established based on current age at the time of the first withdrawal, and does not change once withdrawals have started).
       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

  o The Minimum Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

EXAMPLE 9 (ANNIVERSARY WHERE CONTRACT VALUE IS LESS THAN LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior step ups have occurred. The Value of the Contract on the third Contract Anniversary is $95,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase due to the simple interest increase.
  o The Owner cannot step up the Lifetime Benefit Basis because the current Contract Value is less than the current Benefit Basis.
  o The guaranteed annual lifetime withdrawal remains at $5,000 (5.00% rate for age 68 -- the time of the first withdrawal.
  o  Because no step up occurs, the lifetime withdrawal amount does not change.
  o The Minimum Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

                                   APPENDIX H
       GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED AFTER
                  OCTOBER 28, 2007 BUT BEFORE NOVEMBER 24, 2008
================================================================================

Guaranteed Minimum Withdrawal Benefit riders issued after October 28, 2007 but before November 24, 2008 have the same features described in this Prospectus for the Guaranteed Lifetime Withdrawal Benefit riders, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well riders that may be issued on or after November 24, 2008 in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to May 1, 2009.

Excess Withdrawal. Each time there is an excess withdrawal, the Lifetime Benefit Basis will be reset to equal the lesser of:

  (1)  the Contract Value immediately following the withdrawal; or
  (2) the previous Lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if the withdrawal is the first excess withdrawal to be made during the rider year, otherwise (ii) the amount of the withdrawal.

Maximum Anniversary Death Benefit. An optional Maximum Anniversary Death Benefit is offered. Before the Annuitant's age 85 Contract Anniversary, the death benefit payable under the Guaranteed Minimum Withdrawal Benefit will be the greater of the Maximum Anniversary Value and the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit, less any premium expense charge not previously deducted. On or after the Annuitant's 85th Contract Anniversary, the amount that will be payable under the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit will be the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit, less any premium expense charge not previously deducted.

On the rider issue date, the Maximum Anniversary Value is equal to the initial Net Purchase Payment. After the issue date, the Maximum Anniversary Value will be calculated on three different dates:

(1)  the date an additional purchase payment is received by us;
(2)  the date of payment of a partial withdrawal; and
(3)  on each Rider Anniversary.

When a purchase payment is received, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the Net Purchase Payment.

Under the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit, if there is a partial withdrawal, the Guaranteed Minimum Withdrawal Benefit with Maximum Withdrawal Benefit will be adjusted on a dollar-for-dollar basis as long as the withdrawal is not an excess withdrawal. If the withdrawal is an excess withdrawal, we will adjust the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Death Benefit by (a) divided by (b), with the result multiplied by (c); and then finally reduced by (a), where:

  (a) =   the excess withdrawal amount;
  (b) =   the Contract Value immediately before the excess withdrawal; and
  (c) = the most recently calculated Maximum Anniversary Value immediately before the date of the excess withdrawal, less any adjustments previously made for prior excess withdrawals.

The adjustment for an excess withdrawal has the effect of increasing the total adjustment amount when (c) is greater than (b) and reducing the total adjustment amount when (c) is less than (b).

The Maximum Anniversary Value on each Rider Anniversary is equal to the greater of the most recently calculated Maximum Anniversary Value or your Contract Value.

Extra Credit Plan. The Purchase Payment Credit enhancement of 6% is not available.

Age Requirements. The rider is subject to the eligibility requirements described below.

    ---------------------------------------------------------------------------
          Type of Contract               Age Requirements At Rider Issue Date
    ---------------------------------------------------------------------------
    Single Owner                      Owner must be between ages 45-85
    ---------------------------------------------------------------------------
    Single Owner/Non-Natural Owner    Each Annuitant must be between ages 45-85
    ---------------------------------------------------------------------------
    Jointly Owned Contract            Joint Owner must both be between ages
                                      45-85 on the rider issue date
    ---------------------------------------------------------------------------

Amount of your GALWA. These riders did not offer two options designed for whether you expect to begin withdrawals now or later. The table shows the annual lifetime benefit percentages allowed for these riders.

     ---------------------------------------------------------------------------
      Attained Age of Annuitant     Joint Annuitants -- Attained Age of Younger
         at First Withdrawal               Annuitant at First Withdrawal*
     ---------------------------------------------------------------------------
         Age         Percentage              Age           Percentage
     ---------------------------------------------------------------------------
        45-58            4%                 45-58              3%
     ---------------------------------------------------------------------------
        59-64            5%                 59-64              4%
     ---------------------------------------------------------------------------
        65-69           5.5%                65-69             4.5%
     ---------------------------------------------------------------------------
        70-74            6%                 70-74              5%
     ---------------------------------------------------------------------------
         75+            6.5%                 75+              5.5%
     ---------------------------------------------------------------------------

*If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.

Withdrawals in General. The Non-Lifetime Withdrawal is not available.

Simple Interest Benefit. The restart of the Simple Interest Benefit on step up is not available. The Simple Interest Benefit increase will equal simple interest of 5% of the Lifetime Benefit Basis at the end of the first rider year (before any Step-Up increases). The benefit is in effect on each of the first 10 rider anniversaries, provided no withdrawals have occurred since the rider issue date.

Lifetime Benefit Basis Step Up. You may, subject to certain conditions, elect to have the Lifetime Benefit Basis automatically "stepped up" each year to equal your current Contract Value. Step ups will occur if your Contract Value is greater than the Lifetime Benefit Basis as of the Step-Up date.


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Termination. You may terminate the rider on any date following the expiration of the Minimum Charge Period. The rider does not terminate upon change of ownership of the Contract.

Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Covered Person. References are to the Annuitant and not the Covered Person.

Continuation Benefit. There is no continuation benefit.

Rider Charge. The maximum and current annual Guaranteed Minimum Withdrawal Benefit charge percentages are as follows:

  o 0.65% of the monthly Contract Value for the prior Contract Year for the Guaranteed Minimum Withdrawal Benefit with Minimum Guarantee Death Benefit. The maximum charge is 1.00%;
  o 0.80% of the monthly Contract Value for the prior Contract Year for the Guaranteed Minimum Withdrawal Benefit with Maximum Anniversary Value Death Benefit, with the maximum charge being 1.15%; and
  o 0.65% of the monthly Contract Value for the prior Contract Year for the Guaranteed Minimum Withdrawal Benefit (without any inherent death benefit), with the maximum charge of 1.00%.

                                   *    *    *
EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 choosing the B-Share option and an issue age of 64.

This means:

  o  The Lifetime Benefit Basis is $100,000; and
  o The guaranteed annual lifetime withdrawal amount is $5,000 (GALWA) if a withdrawal is taken immediately (5% rate for withdrawals beginning at attained age 64 * $100,000).
  o  The Minimum Guaranteed Death Benefit provided by the rider is $100,000.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the Contract Value and result in additional adjustments to the Lifetime Benefit Basis and minimum death benefit, unless the Owner chooses to have those charges deducted from the amount they receive.
  o Assumes the Guaranteed Minimum Withdrawal Benefit with the Minimum Guaranteed Death Benefit option is chosen. The death benefit adjustment calculations described here only apply to the death benefit provided by the Guaranteed Minimum Withdrawal Benefit rider. They do not apply to other optional death benefits riders.
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charge applies. Any surrender charge will reduce the amount payable to the Owner.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment; and
  o The guaranteed annual lifetime withdrawal amount is $7,500, which is 5% of the new Lifetime Benefit Basis.
  o The Minimum Death Benefit is $150,000, which is the prior death benefit plus the additional purchase payment.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 * 5%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,000 GALWA; and
  o The GALWA is $5,000; this does not change because the withdrawal does not exceed the $5,000 GALWA.
  o Because the withdrawal is less than or equal to the GALWA the adjustment to the death benefit is equal to the withdrawal amount, so the new guaranteed death benefit is $145,000.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal and no prior withdrawals have occurred and no prior Step-Ups have occurred. The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $115,000. It was increased by 5% of the initial Lifetime Benefit Basis ($5,000) on each of the first three
     Contract Anniversaries; for a total increase of $15,000 -- assumes that the lifetime basis has not been stepped-up to a higher amount.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $6,325 (5.5% rate for age 67 times the $115,000 Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $65,000 because the $50,000 withdrawal exceeds the $6,325 GALWA. The adjusted amount is the lesser of
     (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 - $50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o  The GALWA is $3,575 after the withdrawal, which is 5.5% (the rate for age
     67) of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1.  The death benefit will be reduced by $50,000 for the withdrawal.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,675 ($50,000 - $6,325 = $43,675).
       3.  $43,675 / $150,000 * $100,000 - $43,675 = $-14,558
  o New death benefit after all adjustments $100,000 - $50,000 - ($-14,558) = $64,558

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals or Step-Ups have occurred). The Minimum Death Benefit is $100,000 at the time of the withdrawal.

  o The Lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.
  o The guaranteed lifetime withdrawal at this time (before the $50,000 withdrawal) is $6,325 (5.5% rate for age 67 times the $115,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $30,000 because the withdrawal exceeds the $6,325 GALWA. The adjusted value is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 - $50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000
  o  The GALWA is $1,650, which is 5.5% of the new Lifetime Benefit Basis.
  o Because the withdrawal amount exceeds the GALWA, the death benefit will be adjusted as follows
       1. The death benefit will be reduced by $6,325 for the withdrawal within the GALWA limits.
       2. There will be an additional adjustment for the excess withdrawal amount of $43,675 ($50,000 - $6,325 = $43,675).
       3.  $43,675 / $80,000 * $100,000 - $43,675 = $10,919
  o  New death benefit after all adjustments $100,000 - $50,000 - $10,919 =
     $39,081

EXAMPLE 5 (STEP-UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken, no prior Step-Ups have occurred, and the Value of the Contract on the third Contract Anniversary is $125,000.

  o The existing Lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to Step-Up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The guaranteed annual lifetime withdrawal after the Step-Up is $6,875 (5.5% rate for age 67 times the $125,000 stepped-up Lifetime Benefit Basis).

       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.
  o The Minimum Death Benefit remains $100,000 -- it is not impacted by a Step-Up.

EXAMPLE 6 (STEP-UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional excess withdrawals have been taken. Also assumes that no prior Step-Ups have occurred. The Value of the Contract on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase.
  o The Owner chooses to Step-Up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The guaranteed annual lifetime withdrawal at after the Step-Up is $5,500 (5% rate for age 64 -- the age at the time of the first withdrawal from the Contract -- times the $110,000 stepped-up Lifetime Benefit Basis).

       NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

  o The Minimum Death Benefit would be $85,000, the initial $100,000 reduced for each of the $5,000 withdrawals previously taken.

                                   APPENDIX I
       GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS GENERALLY ISSUED AFTER
                  OCTOBER 29, 2006 BUT BEFORE OCTOBER 29, 2007
================================================================================

Guaranteed Minimum Withdrawal Benefit riders issued after October 29, 2006 but before October 29, 2007 have the same features described in this Prospectus for the Guaranteed Lifetime Withdrawal Benefit riders, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as riders that may be issued after October 29, 2007 in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to May 1, 2009.

Age Requirements. These riders are subject to the eligibility requirements described below.


-------------------------------------------------------------------------------------------------------------------------------
  Type of Contract              Age Requirements At Rider Issue Date                       Annuitant Requirements
-------------------------------------------------------------------------------------------------------------------------------
Single Owner                Owner must be between ages 45-85                        Annuitant must be between ages 45-85
-------------------------------------------------------------------------------------------------------------------------------
Single Owner/Non-           Each Annuitant must be between ages 45-85               Annuitant must be a natural person between
Natural Owner                                                                       ages 45-85 on the rider issue date
-------------------------------------------------------------------------------------------------------------------------------
Jointly Owned Contract      Joint Owners must be spouses; each spouse must be       Annuitants must be natural persons between
                            between ages 45-85 on the rider issue date              ages 45-85 on the rider issue date
-------------------------------------------------------------------------------------------------------------------------------


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.

Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Covered Person. References are to the Annuitant and not the Covered Person.


Withdrawals in General. Under the rider, you may elect to make guaranteed withdrawals under the annual withdrawal benefit option or the lifetime annual withdrawal benefit option. On or after the first rider issue date, you may make guaranteed withdrawals each rider year up to the GALWA. The Non-Lifetime Withdrawal is not available.

Excess Withdrawals. If a partial withdrawal taken during a rider year is more than the current GALWA, an excess withdrawal occurs. The GALWA, Lifetime Benefit Basis will be reset to equal the lesser of:

  (a)  the Contract Value immediately following the withdrawal; or
  (b) the previous Lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if prior partial withdrawals were made during the rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

Simple Interest Benefit. If you do not take any withdrawals, your GALWA will increase annually on each Rider Anniversary until the earliest of:

  o  the date of your first withdrawal; or
  o the 10th Rider Anniversary (or the 10th Step-Up anniversary, if a Step-Up is elected).

Each increase will be equal to five percent (5%) of the Lifetime Benefit Basis as of your first Rider Anniversary (or Step-Up anniversary if a Step-Up is elected). The restart of the Simple Interest Benefit on step up is not available.

Extra Credit Plan. The Purchase Payment Credit enhancement is not available.

Termination. You may terminate the Guaranteed Minimum Withdrawal Benefit rider on any date. Terminating the rider prior to the expiration of the Minimum Charge Period of 7 years will result in rider charges continuing to be assessed (based on individual state regulations) until the Minimum Charge Period is reached. In addition, the Guaranteed Minimum Withdrawal Benefit rider will automatically terminate on the earliest of:

  (a)  the Payout Date;
  (b) the date Due Proof of Death of the Annuitant (last remaining Annuitant, if joint Annuitants) is received;
  (c)  the date there is a change of Annuitant for any reason; or
  (d)  the date you surrender your Contract.

If you violate the allocation restrictions, your rider will not terminate until the expiration of the Minimum Charge Period. However, you will not receive any of the benefits or rights under the rider. The rider does not terminate on change of ownership.

Amount of your GALWA. We determine your GALWA by multiplying the Lifetime Benefit Basis by the annual lifetime benefit percentage. These riders did not offer two options designed for whether you expect to begin withdrawals now or later. The table shows the annual lifetime benefit percentages allowed for these riders.

     ---------------------------------------------------------------------------
                               Joint Annuitants (age     Joint Annuitants (age
                                difference 5 yrs or     difference over 5 yrs)
                               less) Attained Age of       Attained Age of
      Attained Age at First     Oldest Annuitant at      Oldest Annuitant at
          Withdrawal            First Withdrawal(1)      First Withdrawal(2)
     ---------------------------------------------------------------------------
       Age      Percentage       Age       Percentage     Age      Percentage
     ---------------------------------------------------------------------------
      45-58        4%           45-58          3%        45-58         2%
     ---------------------------------------------------------------------------
      59-64        5%           59-64          4%        59-64         3%
     ---------------------------------------------------------------------------
      65-69       5.5%          65-69         4.5%       65-69        3.5%
     ---------------------------------------------------------------------------
      70-74        6%           70-74          5%        70-74         4%
     ---------------------------------------------------------------------------
       75+        6.5%           75+          5.5%        75+         4.5%
     ---------------------------------------------------------------------------

(1) If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 1%.
(2) If only one Annuitant is living at the time of your first withdrawal, the percentages shown above currently will be increased by 2%.

Step-Up. On any monthly anniversary (a monthly anniversary is the same day each month as your rider issue date) on or following your third Rider Anniversary (and on any monthly anniversary or following each subsequent third rider Step-Up anniversary), you may, subject to certain conditions, "Step-Up" the Lifetime Benefit Basis to equal your current Contract Value.

You may Step-Up the Lifetime Benefit Basis provided:

  (a)  your Contract Value is greater than zero;
  (b) your Contract Value is greater than the Lifetime Benefit Basis as of the Step-Up date;
  (c) the Annuitant (or oldest Annuitant, if there are joint Annuitants) is age 85 or younger as of the Step-Up date; and
  (d) we receive your Written Request to Step-Up the Lifetime Benefit Basis at our Mailing Address.

The Step-Up date will be the monthly anniversary following the receipt of your Written Request. An automatic step up option is not available.

Rider Charge. The maximum annual charge is 1.00% and the current annual charge is 0.60% of the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue
Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the Company will deduct the rider charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, election to Step-Up the Lifetime Benefit Basis, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or the start of payments under an Income Payout Option, does not occur on a Contract Anniversary. Even if you do not choose to make withdrawals under the rider, the rider charges will not be refunded.

                                   *    *    *

EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 64.

This means:

  o  The Lifetime Benefit Basis is $100,000; and
  o The guaranteed annual lifetime withdrawal amount is $5,000 (GALWA) if a withdrawal is taken immediately (5% rate for withdrawals beginning at attained age 64 * $100,000).
  o All withdrawal figures shown indicate the total amount withdrawn from the Contract and, assume that no surrender charge applies. Any surrender charge will reduce the Contract Value and result in additional adjustments to the Lifetime Benefit Basis unless the Owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o The Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment; and
  o The guaranteed annual lifetime withdrawal amount is $7,500, which is 5% of the new Lifetime Benefit Basis.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN BEFORE THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($5,000 = $100,000 * 5%) before the first Contract Anniversary.

  o The Lifetime Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $5,000 GALWA; and
  o The GALWA is $5,000. This does not change because the withdrawal does not exceed the $5,000 GALWA.

EXAMPLE 3 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 after the third Contract Anniversary (but before the fourth). Assume the Contract Value is $150,000 at the time of the withdrawal and no prior withdrawals have occurred.

  o The Lifetime Benefit Basis is $115,000. It was increased by 5% of the initial Lifetime Benefit Basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $1 5,000.
  o The guaranteed annual lifetime withdrawal at this time, prior to the $50,000 withdrawal, is $6,325 (5.5% rate for age 67 times the $115,000 Lifetime Benefit Basis).
  o The Lifetime Benefit Basis is adjusted to $65,000 because the $50,000 withdrawal exceeds the $6,325 GALWA. The adjusted amount is the lesser of
     (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 -$50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o  The GALWA is $3,575 after the withdrawal, which is 5.5% (the rate for age
     67) of the new Lifetime Benefit Basis.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE LIFETIME BENEFIT BASIS): Starting with the Base Assumptions, withdraw $50,000 after the third Contract Anniversary but before the fourth, with a Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o The Lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries, for a total increase of $15,000.
  o The guaranteed minimum withdrawal at this time (before the $50,000 withdrawal) is $6,325 (5.5% rate for age 67 times the $115,000 Lifetime Benefit Basis.
  o The Lifetime Benefit Basis is adjusted to $30,000 because the withdrawal exceeds the $6,325 GALWA. The adjusted value is the lesser of (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $115,000 -$50,000 = $65,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000
  o  The GALWA is $1,650, which is 5.5% of the new Lifetime Benefit Basis.

EXAMPLE 5 (STEP-UP THE LIFETIME BENEFIT BASIS BEFORE WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume no withdrawals have been taken and the value of the Contract on the third Contract Anniversary is $125,000.

  o The existing Lifetime Benefit Basis is $115,000. It was increase by 5% of the initial basis ($5,000) on each of the first three Contract Anniversaries.
  o The Owner chooses to Step-Up the Lifetime Benefit Basis to the Contract Value of $125,000.
  o The guaranteed annual lifetime withdrawal at after the Step-Up is $6,875 (5.5% rate for age 67 times the $125,000 stepped-up Lifetime Benefit Basis).

  NOTE: If the Owner chooses to Step-Up the Lifetime Benefit Basis a new seven-year Minimum Charge Period will begin starting on the date of the Step-Up. Also, following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

EXAMPLE 6 (STEP-UP THE LIFETIME BENEFIT BASIS AFTER WITHDRAWALS HAVE STARTED):
Starting with the Base Assumptions, assume the Owner began receiving their $5,000 GALWA beginning in the first Contract Year and no additional no withdrawals have been taken. The Value of the Contract on the third Contract Anniversary is $110,000.

  o The Lifetime Benefit Basis is $100,000. Because withdrawals began immediately, the Lifetime Benefit Basis did not increase.
  o The Owner chooses to Step-Up the Lifetime Benefit Basis to the Contract Value of $110,000.
  o The guaranteed annual lifetime withdrawal at after the Step-Up is $5,500 (5% rate for age 64 -- the age at the time of the first withdrawal from the Contract - times the $110,000 stepped-up Lifetime Benefit Basis).

NOTE: If the Owner chooses to Step-Up the Lifetime Benefit Basis a new seven-year Minimum Charge Period will begin starting on the date of the Step-Up. Also, following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

                                   APPENDIX J
   GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS ISSUED BEFORE OCTOBER 30, 2006
================================================================================

Guaranteed Minimum Withdrawal Benefit riders issued before October 30, 2006 have the same features described in this Prospectus for the Guaranteed Lifetime Withdrawal Benefit riders, except as discussed in this Appendix. This discussion is only applicable to riders issued before October 30, 2006 as well as riders issued after October 30, 2006 but before November 24, 2008 in states that had not approved a more current version of this rider. We are no longer issuing riders in this form.

General. The rider is available only when you purchase the Contract.

Age Requirements. These riders are subject to the eligibility requirements described below.

---------------------------------------------------------------------------------------------------------------------
    Type of Contract         Age Requirements At Rider Issue Date                  Annuitant Requirements
---------------------------------------------------------------------------------------------------------------------
Single Owner              Owner must be between ages 45-85                 Annuitant must be between ages 45-85
---------------------------------------------------------------------------------------------------------------------
Single Owner/Non-                                                          Annuitant must be a natural person between
Natural Owner             Each Annuitant must be between ages 45-85        ages 45-85 on the rider issue date
---------------------------------------------------------------------------------------------------------------------
Jointly Owned Contract    Joint Owners must be spouses; each spouse must   Annuitants must be natural persons
                          be between ages 45-85 on the rider issue date    between ages 45-85 on the rider issue date
---------------------------------------------------------------------------------------------------------------------


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.

Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Covered Person. References are to the Annuitant and not the Covered Person.


Simple Interest Benefit. The restart of the Simple Interest Benefit is not available.

Extra Credit Plan. The Purchase Payment Credit enhancement is not available.

Withdrawals in General. Under the rider, you may elect to make guaranteed withdrawals under the annual withdrawal benefit option or the lifetime annual withdrawal benefit option. On or after the first Rider Anniversary, you may make guaranteed withdrawals each rider year up to the guaranteed annual withdrawal amount ("GAWA") (under the annual withdrawal option) or the GALWA (under the annual lifetime benefit option). Guaranteed withdrawals up to the GALWA will not impact the Benefit Basis or the Lifetime Benefit Basis. Guaranteed withdrawals up to the GAWA will not impact the Benefit Basis, but will impact the Lifetime Benefit Basis, if the withdrawal exceeds the GALWA. If you choose to receive only a part of, or none of, your GAWA or GALWA in any given rider year, your GAWA and GALWA is not cumulative and will not increase. For example, if your GALWA is $1,500 and you withdraw $1,000 one year, your GALWA will not increase next year by the $500 you did not withdraw. In general, you may switch from one withdrawal option to the other without prior notification to us. Rather, the actual amount of the guaranteed withdrawal during a rider year will determine which of the withdrawal options is applicable for that rider year. However, if payments are made under a Guaranteed Minimum Withdrawal Benefit settlement, we will require you to choose the withdrawal option and withdrawal amount for any remaining guaranteed withdrawals. The Non-Lifetime Withdrawal is not available.

If you extend the Payout Date beyond the Contract Anniversary following the Annuitant's (primary Annuitant, if joint Annuitants) 85th birthday (or 10 years from the Contract Issue Date if later), you must elect to receive withdrawals under either the annual withdrawal benefit option or annual lifetime benefit option.

Excess Withdrawals more than the GAWA. Within each rider year, you may also withdraw more than the GAWA or the GALWA. The portion of any withdrawal which is in excess of the GAWA or the GALWA in effect at the time of the withdrawal request is referred to as an "excess withdrawal." In addition, an excess withdrawal may occur when the amount withdrawn, when added to prior withdrawals during a rider year, exceeds the GAWA or the GALWA. Any partial withdrawal before the first Rider Anniversary is an excess withdrawal. Excess withdrawals will reduce your Benefit Basis and/or Lifetime Benefit Basis, and may do so by more than the actual amount of the excess withdrawal.

If an excess withdrawal occurs and the partial withdrawals during a rider year are more than the current GAWA, we will make the following adjustments:

  (a) reduce the remaining withdrawal amount to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous remaining withdrawal amount reduced dollar for dollar by the amount of the withdrawal;
  (b) reset the Benefit Basis to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous Benefit Basis reduced dollar for dollar by the amount of the withdrawal; and (c) reset the Lifetime Benefit Basis to equal the lesser of (1) the Contract Value immediately following the withdrawal, or (2) the previous Lifetime Benefit Basis reduced dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

If we reduce the resulting Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GAWA. If the Company reduces the resulting Lifetime Benefit Basis as a result of the excess withdrawal, the Company will also reduce the GALWA.

Excess Withdrawals more than the GALWA. If an excess withdrawal occurs and the partial withdrawals during a rider year are more than the current GALWA but less than the current GAWA, we will make the following adjustments:

  (a) reduce the remaining withdrawal amount dollar for dollar by the amount of the withdrawal; and
  (b) reset the Lifetime Benefit Basis to equal the lesser of: (1) the Contract Value immediately following the withdrawal; or (2) reduce the previous Lifetime Benefit Basis dollar for dollar by (i) the total of all partial withdrawals to date during the current rider year, if prior partial withdrawals were made during the rider year that were not excess withdrawals, otherwise (ii) the amount of the withdrawal.

If we reduce the Lifetime Benefit Basis as a result of the excess withdrawal, we will also reduce the GALWA. Required minimum distributions from a Contract that are greater than GAWA or GALWA are considered excess withdrawals.

Conversion from the Guaranteed Minimum Accumulation Benefit rider. Conversions are only available on a Contract Anniversary. Per the rider terms, conversions are based on Contract Value. However, we have elected to process conversions based on the greater of Benefit Basis or Contract Value.

Termination. You may terminate the rider on any date following the expiration of the Minimum Charge Period of seven years. In addition, the rider will automatically terminate on the earliest of:

  (a) the date the remaining withdrawal amount is reduced to zero and there are no further guaranteed withdrawals allowed under the annual lifetime benefit option;
  (b)  the Payout Date;
  (c)  the date Due Proof of Death of the Annuitant is received;
  (d)  the date there is a change of Annuitant for any reason; or
  (e)  the date you surrender your Contract.

If you violate the allocation restrictions, your rider will not terminate until the expiration of the Minimum Charge Period. However, you will not receive any of the benefits or rights under the rider. The rider does not terminate on change of ownership.

Amount of your GAWA and GALWA. We determine your GAWA by multiplying the Benefit Basis by the current annual withdrawal benefit percentage of 7%. Similarly, We determine your GALWA by multiplying the Lifetime Benefit Basis by the annual lifetime benefit percentage shown on your Rider Data Page. The annual lifetime benefit percentage currently is 4% for Annuitant less than age 60 on the rider date and it currently is 5% for Annuitants age 60 or more on the rider date. Any change in the Benefit Basis or Lifetime Benefit Basis will also result in a change in the GAWA or GALWA, as appropriate. These riders did not offer two options designed for whether you expect to begin withdrawals now or later.

Step-Up. On your fifth Rider Anniversary (and any subsequent fifth Rider Anniversary following a Step-Up), you may, subject to certain conditions, "Step-Up" the Benefit Basis and Lifetime Benefit Basis to equal your current Contract Value. You may Step-Up the Benefit Basis and Lifetime Benefit Basis provided:


  (a) you have not taken any withdrawals since the start date for the current Benefit Period;


  (b)  your Contract Value is greater than zero;
  (c) your Contract Value is greater than the Benefit Basis as of the Step-Up date;
  (d)  the Annuitant is age 85 or younger as of the Step-Up date; and


  (e) we receive your Written Request to Step-Up the Benefit Basis and Lifetime Benefit Basis at our Mailing Address at least thirty (30) days prior to the end of the fifth (5th) rider year for the current Benefit Period. The Step-Up date will be the Rider Anniversary as of the end of that rider year.

If you elect the "Step-Up," the start date for the new Benefit Period will be the Step-Up date, and the Benefit Basis and Lifetime Benefit Basis will equal your Contract Value as of the Step-Up date. A new Minimum Charge Period will begin. The charge for the new Benefit Period may differ from the prior charge, but will not exceed the maximum rider charge of 1% of the average monthly Contract Value for the prior year. An automatic Step-Up feature is not available.


Rider Charge. The maximum annual charge is 1.00% and the current annual charge is 0.50% of the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue
Date) divided by the number of months. On each Contract Anniversary during the accumulation period, the Company will deduct the Guaranteed Minimum Withdrawal Benefit charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or selection of an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary. The charge for a year will be in proportion to the number of days since the prior Contract Anniversary. Even if you do not choose to make withdrawals under the rider, the rider charges will not be refunded.

                                   *    *    *
EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 35. This means:

  o  the Benefit Basis is $100,000;
  o  the remaining withdrawal amount is $100,000;
  o  the GAWA is $7,000;
  o  the Lifetime Benefit Basis is $100,000; and
  o  the guaranteed annual lifetime withdrawal amount (GALWA) is $4,000.

Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis and Lifetime Benefit Basis unless the Owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): Starting with the Base Assumptions, the Owner makes an additional purchase payment of $50,000 within the window period.

  o the Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment;
  o the remaining withdrawal amount is $150,000, which is the prior remaining withdrawal amount plus the additional purchase payment;
  o  the GAWA is $10,500, which is 7% of the new Benefit Basis;
  o the Lifetime Benefit Basis is $150,000, which is the prior Lifetime Benefit Basis plus the additional purchase payment; and
  o  the GALWA is $6,000, which is 4% of the new Lifetime Benefit Basis.

EXAMPLE 2 (LIFETIME WITHDRAWALS BEGIN AFTER THE FIRST ANNIVERSARY): Starting with the Base Assumptions, the Owner withdraws the GALWA ($4,000) after the first Contract Anniversary.

  o the Benefit Basis is $100,000, this does not change because the withdrawal is less then the $7,000 GAWA;
  o the remaining withdrawal amount is $96,000, the prior remaining withdrawal amount minus the $4,000 lifetime withdrawal;
  o the GAWA is $7,000, this does not change because the withdrawal is less then the $7,000 GAWA;
  o the Lifetime Benefit Basis is $100,000, this does not change because the lifetime withdrawal does not exceed the $4,000 GALWA; and
  o the GALWA is $4,000. This does not change because the lifetime withdrawal does not exceed the $4,000 GALWA.

EXAMPLE 3 (GUARANTEED ANNUAL WITHDRAWALS START AFTER THE FIRST ANNIVERSARY):
Starting with the Base Assumptions, the Owner withdraws the GAWA ($7,000) after the first Contract Anniversary and Contract Value is $110,000 at the time of the withdrawal.

  o The Benefit Basis is $100,000, this does not change because the withdrawal does not exceed the $7,000 GAWA;
  o The remaining withdrawal amount is $93,000, the prior remaining lifetime withdrawal amount minus the $7,000 withdrawal;
  o The GAWA is $7,000, this does not change because the lifetime withdrawal does not exceed the $7,000 GAWA;
  o the Lifetime Benefit Basis is adjusted to $93,000 Because the lifetime withdrawal exceeds the $4,000 GALWA, this value is adjusted to be the lesser of (1) or (2) below:
       1. the prior Lifetime Benefit Basis less the withdrawal: $100,000 - $7,000 = $93,000; or
       2.  the Contract Value after the withdrawal: $110,000 - $7,000 =
           $103,000.
  o  The GALWA is $3,720, which is 4% of the new Lifetime Benefit Basis.

  NOTE: While this withdrawal amount is allowed under the terms of the GAWA, it is an excess withdrawal under the terms of the GALWA.

EXAMPLE 4 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE EXCEEDS THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o The Benefit Basis is adjusted to $50,000 because the lifetime withdrawal exceeds the $7,000 GALWA. The adjusted value is calculated as the lesser of (1) or (2) below:
       1. The prior Benefit Basis less the withdrawal: $100,000 - $50,000 = $50,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o The remaining withdrawal amount is adjusted to $50,000 because the lifetime withdrawal exceeds the $7,000 GAWA. The adjustment is calculated as the lesser of (1) or (2) below:
       1.  The prior remaining withdrawal amount less the withdrawal: $100,000
           - $50,000 = $50,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o  The GAWA is $3,500, which is 7% of the new Benefit Basis;
  o The Lifetime Benefit Basis is adjusted to $50,000 because the lifetime withdrawal exceeds the $4,000 GALWA. The adjusted amount is the lesser of
     (1) or (2) below:

       1. The prior Lifetime Benefit Basis less the withdrawal: $100,000 - $50,000 = $50,000; or
       2.  The Contract Value after the withdrawal: $150,000 - $50,000 =
           $100,000.
  o  The GALWA is $2,000, which is 4% of the new Lifetime Benefit Basis.

EXAMPLE 5 (EXCESS WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o The Benefit Basis is adjusted to $30,000 because the lifetime withdrawal exceeds the $7,000 GALWA. The adjusted basis is the lesser of (1) or (2) below:
       1. The prior Benefit Basis less the withdrawal: $100,000 - $50,000 = 50,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000.
  o The remaining withdrawal amount is adjusted to $30,000 because the lifetime withdrawal exceeds the $7,000 GAWA. The value is adjusted to be the lesser of (1) or (2) below:
       1.  The prior remaining withdrawal amount less the withdrawal: $100,000
           - $50,000 = $50,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000.
  o  The GAWA is $2,100, which is 7% of the new Benefit Basis;
  o The Lifetime Benefit Basis is adjusted to $30,000 because the lifetime withdrawal exceeds the $4,000 GALWA. The adjusted value is the lesser of
     (1) or (2) below:
       1. The prior Lifetime Benefit Basis less the withdrawal: $100,000 - $50,000 = $50,000; or
       2.  The Contract Value after the withdrawal: $80,000 - $50,000 = $30,000
  o  The GALWA is $1,200, which is 4% of the new Lifetime Benefit Basis.

                                   APPENDIX K
           EXAMPLES OF GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS
                          GENERALLY ISSUED ON AND AFTER
                     OCTOBER 19, 2009 BUT BEFORE MAY 1, 2010
================================================================================
                             10-YEAR BENEFIT PERIOD

Guaranteed Minimum Accumulation Benefit riders issued after October 19, 2009 but before May 1, 2010 have the same features described in the Guaranteed Minimum Accumulation Benefit rider, except as discussed in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as riders that may be issued on or after May 1, 2010 in states that have not approved a more current version of this rider that may be issued in connection with applications signed before May 1, 2010.


Termination. The rider does not terminate upon change of ownership of the Contract.

Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Foundation Account. The Benefit Allocation Models do not include the Foundation Account.


                                   *    *    *
EXAMPLES


BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charges apply. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount received.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $150,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o So, the proportion of the Benefit Basis withdrawn: ($50,000 / $150,000) * $100,000 = $33,333.33.
  o Therefore, the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:
  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $80,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o So, the proportion of the Benefit Basis withdrawn: ($50,000 / $80,000) * $100,000 = $62,500.
  o Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th Rider Anniversary the Contract Value is $135,000.

  o  The existing Benefit Basis is $100,000.
  o The Owner chooses to step up the Benefit Basis to the Contract Value of $135,000.
  o The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the step up date).

  NOTE: If the Owner chooses to step up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step up.

  NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

EXAMPLE 5 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS LESS THAN THE BENEFIT BASIS -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $75,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o We will add $25,000 to the Contract to bring the total Contract Value equal to the Benefit Basis of $100,000.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 6 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RECEIVE A REFUND OF THE CHARGES -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $105,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o We will add an amount equal to the total charges collected for the current 10-year Benefit Period to the Contract Value.
  o This will add $10,500 to the Contract - the $100,000 Benefit Basis times a 1.05% annual charge for the 10-year Benefit Period.


  o  So the Contract Value will be $115,500 after the refund of charges.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 7 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RENEW FOR AN ADDITIONAL 10-YEAR PERIOD -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $115,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o  The rider will renew for an additional 10-year Benefit Period.


  o The new Benefit Basis is $115,000 and the Contract Value will be guaranteed to be at least $115,000 on the 20th Contract Anniversary (10 years from the renewal date).
  o  No charges will be refunded for the 10-year period that is expiring.

  NOTE: If the Owner chooses to renew the Benefit Basis a new seven-year Minimum Charge Period will begin starting on the date of the renewal.

  NOTE: Following renewal of the rider, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

                                   APPENDIX L
         GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY ISSUED
                AFTER APRIL 30, 2009 BUT BEFORE OCTOBER 19, 2009
================================================================================

Guaranteed Minimum Accumulation Benefit riders issued after April 30, 2009 but before October 19, 2009 have the same features discussed in this Prospectus, except as described in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as new riders that may be issued in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to April 30, 2009.


Termination. The rider does not terminate upon change of ownership of the Contract.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.

Foundation Account. The Benefit Allocation Models do not include the Foundation Account.

Expiration Date. If the rider terminates at the expiration date, we will increase your Contract Value by the amount of all rider charges deducted during the most recent Benefit Period. We will allocate this increase pro-rata according to your purchase payment allocation designation on file.


Rider Charge. The maximum annual charge is 1.75% and the current annual charge is 0.80% of average daily Benefit Basis for the prior Contract Year.

                                   *    *    *
EXAMPLES

                             10-YEAR BENEFIT PERIOD

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charges apply. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount received.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $150,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o  So, the proportion of the Benefit Basis withdrawn:
     ($50,000/$150,000)*$100,000 = $33,333.33.
  o Therefore, the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:
  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $80,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o  So, the proportion of the Benefit Basis withdrawn:
     ($50,000/$80,000)*$100,000 = $62,500.
  o Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th Rider Anniversary the Contract Value is $135,000.

  o  The existing Benefit Basis is $100,000.
  o The Owner chooses to step up the Benefit Basis to the Contract Value of $135,000.
  o The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the step up date).

  NOTE: If the Owner chooses to step up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the step up.

  NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

EXAMPLE 5 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS LESS THAN THE BENEFIT BASIS -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $75,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o We will add $25,000 to the Contract to bring the total Contract Value equal to the Benefit Basis of $100,000.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 6 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RECEIVE A REFUND OF THE CHARGES -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $105,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o We will add an amount equal to the total charges collected for the current 10-year Benefit Period to the Contract Value.
  o This will add $8,000 to the Contract -- the $100,000 Benefit Basis times an 0.80% annual charge for the 10-year Benefit Period.


  o  So the Contract Value will be $113,000 after the refund of charges.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 7 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RENEW FOR AN ADDITIONAL 10-YEAR PERIOD -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $115,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o  The rider will renew for an additional 10-year Benefit Period.


  o The new Benefit Basis is $115,000 and the Contract Value will be guaranteed to be at least $115,000 on the 20th Contract Anniversary (10 years from the renewal date).
  o  No charges will be refunded for the 10-year period that is expiring.

  NOTE: If the Owner chooses to renew the Benefit Basis a new seven-year Minimum Charge Period will begin starting on the date of the renewal.

  NOTE: Following renewal of the rider, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

                                   APPENDIX M
         GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY ISSUED
                 AFTER NOVEMBER 23, 2008 BUT BEFORE MAY 1, 2009
================================================================================


Guaranteed Minimum Accumulation Benefit riders issued after November 23, 2008 but before May 1, 2009 have the same features discussed in this Prospectus, except as described in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as new riders that may be issued in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to May 1, 2009, except that the 7-year Benefit Period is no longer available in any state.

General. A 7-year Benefit Period was available. For the rider with the 7-year Benefit Period, if your Contract Value is greater than your Benefit Basis on the rider's expiration date, and you do not renew the Benefit Period or convert the rider to the Guaranteed Lifetime Withdrawal Benefit, there will be no increase to your Contract Value.


Benefit Basis. The Benefit Basis is the amount upon which your Guaranteed Minimum Accumulation Benefit is based.


Termination. The rider does not terminate upon change of ownership of the Contract.

Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use their current Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.


Expiration Date. If the rider terminates at the expiration date, we will increase your Contract Value by the amount of all rider charges deducted during the most recent Benefit Period. We will allocate this increase pro-rata according to your purchase payment allocation designation on file.

Rider Charge. The maximum annual charge is 1.75% and the current annual charge is 0.65% of average daily Benefit Basis for the prior Contract Year. The 7-year Benefit Period charges will not be refunded.


                                   *    *    *

EXAMPLES

                            10 - YEAR BENEFIT PERIOD

EXAMPLE 6 (GUARANTEED MINIMUM ACCUMULATION BENEFIT MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RECEIVE A REFUND OF THE CHARGES -- 10-YEAR PERIOD): Starting with the Base Assumptions, on the 10th Rider Anniversary the Contract Value is $105,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o We will add an amount equal to the total charges collected for the current 10-year Benefit Period to the Contract Value.
  o This will add $6,500 to the Contract -- the $100,000 Benefit Basis times a 0.65% annual charge for the 10-year Benefit Period.


  o  So, the Contract Value will be $111,500 after the refund of charges.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

                              7-YEAR BENEFIT PERIOD

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charge applies. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or

  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $150,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o So, the proportion of the Benefit Basis withdrawn: ($50,000/ $150,000)*$100,000 = $33,333.33.
  o Therefore, the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:
  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $80,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000.
  o  So, the proportion of the Benefit Basis withdrawn:
     ($50,000/$80,000)*$100,000 = $62,500.
  o Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th Rider Anniversary the Contract Value is $135,000.

  o  The existing Benefit Basis is $100,000.
  o The Owner chooses to step up the Benefit Basis to the Contract Value of $135,000.
  o The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 11th Contract Anniversary (7 years from the step up date).

  NOTE: Following your Step-Up election, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

EXAMPLE 5 (GMAB MATURITY WHEN CONTACT VALUE IS LESS THAN THE BENEFIT BASIS -- 7-YEAR PERIOD): Starting with the Base Assumptions, on the 7th Rider Anniversary the Contract Value is $75,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o We will add $25,000 to the contract to bring the total Contract Value equal to the Benefit Basis of $100,000.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 6 (GMAB MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS - 7-YEAR PERIOD): Starting with the Base Assumptions, on the 7th Rider Anniversary the Contract Value is $105,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.
  o Because the Contract Value is larger than the amount guaranteed by the Benefit Basis, no value is added to the Contract.
  o The Guaranteed Minimum Accumulation Benefit then terminates with no additional value and all charges for the benefit cease.

EXAMPLE 7 (GMAB MATURITY WHEN CONTACT VALUE IS GREATER THAN THE BENEFIT BASIS, AND THE OWNER ELECTS TO RENEW FOR AN ADDITIONAL 7-YEAR PERIOD -- 7-YEAR PERIOD):
Starting with the Base Assumptions, on the 7th Contract anniversary the Contract Value is $115,000. Assuming that the Benefit Basis has never been stepped up and no withdrawals have been taken.

  o  The existing Benefit Basis is $100,000.


  o  The rider will renew for an additional 7-year Benefit Period.


  o The new Benefit Basis is $115,000 and the Contract Value will be guaranteed to be at least $115,000 on the 14th Contract Anniversary (7 years from the renewal date).

  NOTE: Following renewal of the rider, you may pay a new current charge, up to the maximum charge for your rider, which may be higher.

                                   APPENDIX N
      GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS GENERALLY ISSUED AFTER
                  OCTOBER 29, 2006 BUT BEFORE NOVEMBER 24, 2008
================================================================================

Guaranteed Minimum Accumulation Benefit riders issued after October 29, 2006 but before November 24, 2008 have the same features discussed in this Prospectus, except as described in this Appendix. This discussion is applicable to riders issued between the dates set forth above as well as new riders that may be issued in states that have not approved a more current version of this rider or riders that may be issued in connection with applications signed prior to May 1, 2009.


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use the Benefit Allocation Plan. However, the Benefit Allocation Plans described in Appendix E are available if the Contract owner wishes to change allocation options.


Benefit Basis. Because the rider charge is calculated based on the Contract Value purchase payments made during the window period will increase the cost of the rider. Additionally by increasing the Contract Value without increasing the Benefit Basis, such payments could negatively impact your rider benefits.

Conversion. To convert the rider to a Guaranteed Lifetime Withdrawal Benefit rider, your Benefit Basis must be greater than zero, the Annuitant (oldest Annuitant, if join Annuitants) must be age 85 or younger as of the date of conversion, and we must receive your Written Request for conversion at our Mailing Address.


Termination. You may terminate the rider on any date following the expiration of the Minimum Charge Period. If you elect to discontinue using the available Benefit Allocation Plans, the rider will not terminate until the expiration of the Minimum Charge Period. However, you will not receive any of the benefits or rights under the rider. The rider does not terminate upon change of ownership of the Contract.


Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.


Expiration Date. If the rider terminates at the expiration date, we will increase your Contract Value by the amount of all rider charges deducted during the most recent Benefit Period. We will allocate this increase pro-rata according to your purchase payment allocation designation on file.


Rider Charge. The maximum annual charge for these riders is 1.00% and the current annual charge is 0.50% of the average monthly Contract Value for the prior Contract Year. Annual charges for these riders are non-refundable.

                                   *    *    *
EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 electing the B-Share Option and an issue age of 65. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charge applies. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT WITHIN THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE IS GREATER THAN THE BENEFIT BASIS): Starting with the Base Assumptions, the Owner withdraws $50,000, with Contract Value of $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $150,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000;
  o So the proportion of the Benefit Basis withdrawn: ($50,000/ $150,000)*$100,000 = $33,333.33
  o Therefore the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 with Contract Value of $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:

  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $80,000;
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000;
  o  So the proportion of the Benefit Basis withdrawn: ($50,000/
     $80,000)*$100,000 = $62,500
  o Therefore, the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

EXAMPLE 4 (STEP-UP THE BENEFIT BASIS): Starting with the Base Assumptions, on the 4th anniversary the Contract Value is $135,000.

  o  The existing Benefit Basis is $100,000.
  o The Owner chooses to Step-Up the Benefit Basis to the Contract Value of $135,000.
  o The new Benefit Basis is $135,000 and the Contract Value will be guaranteed to be at least $135,000 on the 14th Contract Anniversary (10 years from the Step-Up date).

NOTE: If the Owner chooses to Step-Up the Benefit Basis a new seven year Minimum Charge Period will begin starting on the date of the Step-Up.

NOTE: The charge for the rider at Step-Up will be the current charge for new issues of the rider. If we are no longer issuing the rider, we will set the charge.

                                   APPENDIX O
  GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDERS ISSUED BEFORE OCTOBER 30, 2006
================================================================================

Guaranteed Minimum Accumulation Benefit riders issued before October 30, 2006 have the same features discussed in this Prospectus, except as described in this Appendix. This discussion is applicable to riders issued before October 30, 2006 as well as riders issued after October 30, 2006 but before November 24, 2008 in states where a more current rider had not been approved. We are no longer issuing riders in this form.

General. The rider is available only when you purchase your Contract.


Benefit Allocation Plans. Different Benefit Allocation Plans (f/k/a Benefit Allocation Models) were available at the time these riders were issued. Current Contract Owners may continue to use the Benefit Allocation Plan. However, only the Benefit Allocation Plans described in Appendix E are available if the Contract Owner wishes to change allocation options.


Benefit Basis. Your Benefit Basis is equal to your initial purchase payment plus any purchase payments received during window period currently, the first 12 months after the issue date, minus adjustments for partial withdrawals. Because the rider charge is calculated based on the Contract Value such purchase payments will increase the cost of the rider. Additionally by increasing the Contract Value without increasing the Benefit Basis, such payments could negatively impact your rider benefits.


Step-Up. On your fifth Rider Anniversary (and each subsequent fifth Rider Anniversary for a renewal Benefit Period, or new Benefit Period following a Step-Up) you have the one time opportunity to "Step-Up" your Benefit Basis to equal your current Contract Value and begin a new Benefit Period of the same duration as the prior Benefit Period. This option is available provided all of the following four conditions are met:

  (1) the expiration date for the new Benefit Period does not extend past the Contract Anniversary following the Annuitant's 85th birthday or 10 years from the Contract Issue Date, if later;


  (2)  your Benefit Basis is greater than zero;
  (3) your Contract Value is greater than the Benefit Basis as of the Step-Up date; and


  (4) the Company receives your Written Request to Step-Up the benefit by its Mailing Agent at least thirty (30) days before the end of the fifth (5th) rider year for the Benefit Period. The Step-Up date will be the Rider Anniversary as of the end of that rider year.


Termination. You may terminate the rider on any date following the expiration of the Minimum Charge Period of seven years. In addition, the rider will automatically terminate on the earliest of:


  (a)  the expiration date of the Benefit Period;


  (b)  the Payout Date;
  (c)  the date Due Proof of Death of the Annuitant is received;
  (d)  the date there is a change of Annuitant for any reason; or
  (e)  the date you surrender your Contract.

If you elect to discontinue using the available Benefit Allocation Plans, the rider will not terminate until the expiration of the Minimum Charge Period. However, you will not receive any of the benefits or rights under the rider.

Conversion. You may also convert the rider to a Guaranteed Lifetime Withdrawal Benefit rider, if available, on a Rider Anniversary. To convert the rider, your Benefit Basis must be greater than zero, the Annuitant must be age 85 or younger as of the date of conversion, and we must receive your Written Request for conversion at our Mailing Address at least thirty (30) days before a Rider Anniversary.

If you convert the rider to a Guaranteed Lifetime Withdrawal Benefit rider, the date of the conversion will be the Rider Anniversary date following receipt of your request. Per the rider terms, conversions are based on Contract Value. However, we have elected to process conversions based on the greater of Benefit Basis or Contract Value.

Foundation Account. The Benefit Allocation Plans do not include the Foundation Account.

Change of Ownership. The Guaranteed Minimum Accumulation Benefit will not end if you change owners.

Rider Charge. The maximum annual charge for these riders is 1.00% and the current annual charge is 0.50% of the average monthly Contract Value for the prior Contract Year. The average monthly Contract Value is equal to the sum of each monthly Contract Value (the Contract Value as of the same day of the month as the Contract Issue Date) divided by the number of months. Annual charges for these riders are non-refundable.

On each Contract Anniversary during the accumulation period, the Company will deduct the GMAB charge pro-rata from your Contract Value. A pro-rata portion of the charge also will be deducted upon Contract surrender, termination of the rider after the expiration of the Minimum Charge Period, payment of death proceeds, or selection of an Income Payout Option, if the surrender, termination, payment of death proceeds or selection of an Income Payout Option does not occur on a Contract Anniversary. The charge for a year will be in proportion to the number of days since the prior Contract Anniversary.

                                   *    *    *
EXAMPLES

BASE ASSUMPTIONS: Assume an initial purchase payment of $100,000 and an issue age of 35. This means the Benefit Basis is $100,000. All withdrawal figures shown indicate the total amount withdrawn from the Contract, and assume that no surrender charge applies. Any surrender charge will further reduce the Contract Value and result in additional adjustments to the Benefit Basis unless the Owner chooses to have those charges deducted from the amount they receive.

EXAMPLE 1 (ADDITIONAL PURCHASE PAYMENT DURING THE WINDOW PERIOD): The Owner makes an additional purchase payment of $50,000 within the window period. The Benefit Basis is $150,000, which is the prior Benefit Basis plus the additional purchase payment.

EXAMPLE 2 (WITHDRAWAL WHEN THE CONTRACT VALUE EXCEEDS THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $150,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $50,000 which is the greater of:
  o  The withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $33,333.33. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $150,000
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000
  o So the proportion of the Benefit Basis withdrawn: ($50,000 / $150,000) * $100,000 = $33,333.33
  o Therefore the Benefit Basis is adjusted to $50,000 ($100,000 prior basis less $50,000 adjustment calculated above).

EXAMPLE 3 (WITHDRAWAL WHEN THE CONTRACT VALUE IS LESS THAN THE BENEFIT BASIS):
Starting with the Base Assumptions, the Owner withdraws $50,000 and Contract Value is $80,000 at the time of the withdrawal (no prior withdrawals have occurred).

  o  The adjustment to the Benefit Basis is $62,500 which is the greater of:
  o  The prior Benefit Basis less the withdrawal of $50,000; or
  o The proportion of the Benefit Basis withdrawn of $62,500. This is calculated as (1) divided by (2) with the result multiplied by (3):
       1.  Partial withdrawal amount: $50,000;
       2.  Contract Value immediately prior to the withdrawal: $80,000
       3.  the Benefit Basis immediately prior to the withdrawal: $100,000
  o So the proportion of the Benefit Basis withdrawn: ($50,000 / $80,000) * $100,000 = $62,500
  o Therefore the Benefit Basis is adjusted to $37,500 ($100,000 prior basis less $62,500 adjustment calculated above).

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS
================================================================================

ADDITIONAL CONTRACT PROVISIONS

  The Contract

  Incontestability

  Misstatement of Age or Gender

  Participation

  Section 403(b) Contract Loans

PRINCIPAL UNDERWRITER

VARIABLE INCOME PAYMENTS

  Assumed Investment Rate

  Amount of Variable Income Payments

  Income Unit Value

OTHER INFORMATION

EXPERTS

FINANCIAL STATEMENTS

You may obtain a copy of the Statement of Additional Information free of charge by writing to us at 2000 Heritage Way, Waverly, Iowa 50677-9202 or calling us at 1-800-798-5500.

                                       S-1